United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of

July 2010
Vale S.A.
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-                    .)

Press Relaease
Signatures
Press Relaease
Vale
Translation of “Formulário de Referência 2009”
(An informal translation of the report filed with the Comissão de Valores Mobiliários on June 30, 2010, pursuant to Instrução CVM No. 480 anexo 24)

Index

1. RESPONSIBLE FOR THE FORM	3
2. AUDITORS	5
3. SELECTED FINANCIAL INFORMATION	8
4. RISK FACTORS	16
5. MARKET RISKS	32
6. COMPANY HISTORY	38
7. COMPANY ACTIVITES	51
8. VALE GROUP	92
9. RELEVANT ASSETS	100
10. MANAGEMENT COMMENTS	115
11. FORECASTS	154
12. GENERAL MEETINGS AND ADMINSTRATION	156
13. COMPENSATION FOR MANAGERS	178
14. HUMAN RESOURCES	200
15. OWNERSHIP	205
16. TRANSACTIONS WITH RELATED PARTIES	216
17. SHARE CAPITAL	239
18. SECURITIES	244
19. BUY-BACK PLANS AND SECURITIES HELD IN TREASURY	270
20. SECURITIES TRADING POLICY	276
21. DISCLOSURE POLICY	279
22. EXTRAORDINARY BUSINESS	282

1. RESPONSIBLE FOR THE FORM

1.1 — Declaration and Identification of those responsible
Name of person responsible for the content of the form: Roger Agnelli
Title of responsible person: CEO / Director of Investor Relations
The officers qualified above, declare that:
a. they reviewed the form of reference
b. all information contained in the form meets the requirements of CVM Instruction 480, especially arts. 14 to 19; and
c. the information contained in the form is true, accurate and complete with respect to the issuer’s financial situation and the risks inherent in its activities and the securities issued by it.

2. AUDITORS

2.1 Independent Auditors:

Fiscal year closing December 31, 2009
a)Name of company responsible:	PricewaterhouseCoopers Auditores Independentes
b) Name of individual responsible: CPF/MF: Telephone: E-mail:	Marcos Donizete Panassol / Ronaldo Matos Valiño 063.702.238-67 / 908.975.447-49 (21) 3232-6025 / (21) 3232-6072 marcos.panassol@br.pwc.com / ronaldo.valino@br.pwc.com
c) Date of Hiring of Services:	24.07.2009 — 30.06.2012
d) Description of Scope of Services:	Professional services to audit the financial statements of Vale and its subsidiaries and affiliates, both for local and international work on the certification of internal controls for compliance with the “Section 404” of Sarbanes-Oxley Act of 2002, provision of services relating to audit and tax services for compliance with legal requirements.
e) Possible Substitution of Auditor:	Deloitte Touche Tohmatsu have been replaced by PricewaterhouseCoopers Auditors Independent.
i. Justification of Substitution	With the issuance of the Quarterly Information report on March 31, 2009, the contractual period of five years signed with Deloitte Touche Tohmatsu was closed, and the administration of Vale opted not to use the possibility of not replacing the independent auditors provided for in CVM Instruction No. 549/2008 and thus, voluntarily replaced its independent auditor with the consent of Deloitte Touche Tohmatsu. In accordance with CVM Instruction 308/99, Vale announced the change of auditor via correspondence DICT/EXT-107/2009 dated 29/06/2009.
ii. Possible reasons given by the auditor in disagreement with the rationale for issuing the replacement, as per CVM rules regarding this specific matter	Not applicable.

Fiscal year closing on December 31, 2007 and on December 31, 2008
a)Name of company responsible:	Deloitte Touche Tohmatsu Auditores Independentes
b) Name of individual responsible: CPF/MF: Telephone: E-mail:	Marcelo Cavalcanti Almeida 335.905.597-72 (21) 3981-0577 / (21) 9982-6830 mcavalcanti@deloitte.com
c) Date of Hiring of Services:	27/02/2007 — 22/07/2009
d) Description of Scope of Services:	Professional services to audit the financial statements of Vale and its subsidiaries and affiliates, provision of services relating to audit and tax services for compliance with legal requirements.
e) Possible Substitution of Auditor:	Not applicable.
i. Justification of Substitution	Not applicable.
ii. Possible reasons given by the auditor in disagreement with the rationale for issuing the replacement, as per CVM rules regarding this specific matter	Not applicable.

2.2 Total amount of remuneration of auditors in the last fiscal year, itemized fees for the audit and those related to any other services provided:
In the year ended December 31, 2009, the independent auditors received fees totaling R $ 20.773 million for services to Vale and its subsidiaries and $ 331,000 for providing services for companies with shared control by Vale.

	Vale and	Companies with shared
R$ thousands	Subsidiaries	control	Total

Audit Accounting	16,891.9	266.3	17,158.2

Audit — Sarbanes Oxley	2,951.1	—	2,951.1

Audit-Related Services	173.0	64.5	237.5

Tax Services	704.0	—	704.0

Services Not Related to Auditing	13.7	—	13.7

Total Services	20,733.7	330.8	21,064.5

2.3 Other information that the Company deems relevant
Vale has developed and formalized specific rules and procedures for pre-approval of engagements for their independent external auditors in order to avoid conflict of interest or loss of independence and objectivity.
According to the Norm for Contracting of Services for Independent Audit, Advisory Services and other services unrelated to Audit Provided by External Auditors, approved by the Supervisory Board, with the aim of reconciling the legal precepts and regulations for Brazil and America, Vale established the following general principles for the preservation of independence of external auditors: (a) the auditor should not perform tasks which the administration of the Company should carry out, (b) the auditor should not audit their own work, (c) the auditor must not carry out advocacy activities for the Company. Under this norm, in line with best corporate governance practices, all services provided by the independent auditors of Vale are pre-approved by the Supervisory Board.

3. SELECTED FINANCIAL INFORMATION

3.1 Selected Consolidated Financial Information

	Fiscal Year Ended December 31
	2009	2008	2007
a. Shareholders’ equity (in R$ thousand)	95,736,974	96,274,640	57,029,465
b. Total Assets (in R$ thousand)	175,739,055	185,779,471	132,897,842
c. Net Revenue (R$ thousand)	48,496,566	70,540,994	64,763,466
d. Gross Income (in R$ thousand)	20,776,175	38,385,371	34,679,716
e. Net Income (in R$ thousand)	10,248,950	21,279,629	20,005,562
f. Number of Shares, excluding treasury	5,212,725	5,213,512	4,832,391
g. Asset Value of Share (in R$)	18.37	18.47	11.80
h. Earnings per Share (in R$)	1.96614	4.08163	4.13989
i. Other selected financial information	n / a	n / a	n / a
3.2 Accounting measurements
a. value of accounting measurements
The Company uses EBITDA (EBITDA) as a non-accounting measurement. In 2009, the EBITDA of the Company was established in the amount of R$ 18,649,012,000 (eighteen billion, six hundred and forty nine million and twelve thousand reais). In 2008 and 2007, these values were R$ 35,022,515,000 (thirty five billion, twenty two million, five hundred and fifteen thousand reais) and R$ 33,618,790,000 (thirty three billion, six hundred and eighteen million, seven hundred and ninety thousand reais), respectively.
b. Reconciliations between amounts reported and the values of audited financial statements

In R$ thousands	2009	2008	2007
Operating profit — EBIT	13,180,743	27,399,809	29,314,750
Depreciation / Amortisation of goodwill	5,446,951	5,112,446	4,170,469
Reduction in recoverable value of intangible assets	—	2,447,000

	18,627,694	34,959,255	33,485,219
Dividends received	21,318	63,260	133,571

EBITDA (LAJIDA)	18,649,012	35,022,515	33,618,790

Depreciation / Amortisation of goodwill	(5,446,951)	(5,112,446)	(4,170,469)
Dividends received	(21,318)	(63,260)	(133,571)
Reduction in recoverable value of intangible assets	—	(2,447,000)	—
Corporate results	116,180	(1,324,580)	(2,404,794)
Proceeds from sale of investment	93,139	138,879	1,457,636
Net financial income	1,952,295	(3,837,534)	277,479
Income and social contribution	(4,925,478)	(664,728)	(7,085,573)
Minority interests	(167,929)	(432,217)	(1,553,936)

Net income	10,248,950	21,279,629	20,005,562

c. why the Company believes that this measurement is more appropriate for a correct understanding of its financial situation and results of operations
EBITDA is a measure of the company’s cash generation, aiming to assist the assessment by the Administration, of the performance of operations. The analysis of operating results through EBITDA has the benefit of canceling the effect of non-operating gains or losses generated by financial transactions or the effect of taxes.
The consolidated cash generation measured by EBITDA (earnings before financial results, income from corporate interests, income tax and social contributions, depreciation, depletion and amortization and plus dividends received) is not a BR GAAP measurement and does not represent cash flow for the periods presented and therefore should not be considered as an alternative to net income (loss), as an isolated indicator of operating performance or as an alternative to cash flow as a source of liquidity. The EBITDA definition used by Vale may not be comparable with EBITDA, by definition, for other companies.

3.3 Events subsequent to the latest financial statements for the closure of the fiscal year that substantially alter them
Vale does not provide guidance in the form of quantitative predictions about its future financial performance. The Company seeks to disseminate as much information about its vision of the various markets where it operates, guidelines and implementation strategies in order to provide investors in the capital markets a basis for the formation of expectations about its performance in the medium and long term.
The financial statements for the year ended December 31, 2009 were issued and filed with the CVM on February 10, 2010. Below is a description of subsequent events, which were included in the financial statements in compliance with the rules in IAS 24, approved by CVMº 593/09.
Vale redeems securitization notes
In January 2010, Vale announced the early redemption of all securitization notes for export receivables issued in September 2000 and July 2003. The total amount of the principal is US$ 27.5 million for notes from September 2000 with interest of 8.926% per annum and maturing in 2010 and US$ 122.5 million for the notes from July 2003 with interest at 4.43% per annum and maturing in 2013, totaling the early redemption of debt, at a total value of US$ 150 million.
Vale sells Valesul assets
In January 2010, the subsidiary Valesul Aluminio SA entered into an agreement to sell its aluminum assets, located in Rio de Janeiro, to Alumínio Nordeste SA, a subsidiary of the Metalis group, for US$ 31.2 million.
The assets of Valesul included in the agreement are: (i) anode plant, (ii) reduction, (iii) casting, (iv) industrial and administrative services area and (v) inventories.
Vale acquires assets of fertilizer
In January 2010, Vale entered into a contract for purchase and sale of shares through its subsidiary Mineração Naque S.A., with Bunge Fertilizantes S.A. and Bunge Brasil Holdings B.V. to acquire a 100% stake in Bunge Participacoes e Investimentos SA (BPI), a company with assets and holdings in fertilizer companies in Brazil, for US$ 3.8 billion. BPI is controlled by Bunge Ltd. (Bunge), a company listed on the New York Stock Exchange (NYSE). BPI’s asset portfolio consists of: (a) phosphate rock mines and phosphate processing plants, (b) direct and indirect stake of 42.3% in the total capital of Fertilizantes Fosfatados S.A. — Fosfertil (Fosfertil) — a company listed on the BM&F Bovespa exchange. The transaction does not involve retail businesses and / or distribution of fertilizers. Under the transaction, US$ 1.65 billion will be paid for by the BPI’s assets of phosphate rock and phosphates, and the balance of US$ 2.15 billion refers to shares held directly and indirectly by BPI in Fosfertil.
In January 2010, as part of the process of acquiring 100% stake in BPI, Vale concluded, through its subsidiary Mineração Naque S.A. (“Naque”) (a) options contracts for sale of shares (options contracts) regarding shares issued by Fertifos Administração e Participações S.A. (Fertifos). Options contracts were concluded with Fertilizantes Heringer S.A. (Heringer) and Fertilizantes do Paraná Ltda. (Fertipar), and are subject to certain conditions, among which, the effective acquisition of the fertilizer business of the Bunge group in Brazil. These contracts grant to Naque the right to acquire up to 1.46% of the shares issued by Fertifos. The exercise price of the options contract with Fertipar is US$ 39,553,130.99, while the exercise price of the contract with Heringer is US $ 2,390,396.79, totaling US$ 41,943,527.77.
(b) option contract for the purchase and sale of shares (option contract) with Yara Brazil Fertilizers SA (Yara), regarding shares issued by Fertifos e Fosfertil — a company listed on the BM&F Bovespa exchange. The option agreement was concluded with Yara, such contract being subject to certain conditions, among which the effective acquisition of the fertilizer business of the Bunge group in Brazil. This agreement grants Naque the right to acquire a direct and indirect stake of 15.46% in the capital of Fosfertil, accounting for 17.57% of common shares and 14.37% of preferred shares. The exercise price of the option contract with Yara is US$ 785,121,943.00, the same price per share being used as agreed with BPI, Heringer and Fertipar to acquire their shares in Fosfertil.

In February 2010, also as part of the process of acquiring 100% stake in BPI, Vale concluded, through Naque, an option agreement with The Mosaic Company (Mosaic), a company listed on the New York Stock Exchange (NYSE), for shares owned by Mosaic issued by Fertifos e Fosfertil, a company listed on the BM&F Bovespa exchange. The exercise of the option contract is subject to certain conditions, among which the effective takeover of the fertilizer business of the Bunge group in Brazil. The agreement grants the right to Naque to acquire direct and indirect stakes of 20.27% in the capital of Fosfertil, accounting for 27.27% of common shares and 16.65% of preferred shares.
Upon completion of the acquisition of direct and indirect holdings of BPI, Heringer, Fertipar, Yara and Mosaic, Vale will hold a 78.90% stake in Fosfértil, accounting for 99.81% of common shares and 68.24% of preferred shares. The total price to be paid for acquiring the 78.90% stake in Fosfértil is US $ 4,006,876,600.55.
According to Law 6.404/76 and standards of the Brazilian capital market, and once the acquisition of the shares mentioned is completed, Vale will launch a mandatory tender offer to buy the remaining shares held by minority shareholders of Fosfértil, amounting to 0.19% of the total, for the same price per share agreed with BPI, Heringer, Fertipar, Yara and Mosaic.
Besides the acquisition of Fosfertil shares, Vale also signed a contract with Mosaic for the purchase of a processing plant located in Cubatao, state of São Paulo, for US$ 50 million. The plant has a nominal capacity to produce 300,000 metric tons per year of single superphosphate (SSP), the phosphate nutrient most used Brazil.
3.4 Policy for allocation of results

Fiscal Year Ended December 31
	2009	2008	2007
a. Rules on retention of profits	Statutory Rule: According to Article 43 of the Bylaws, there should be a consideration in the proposal for distribution of profits of the formation of (i) Exhaust Reserve, to be constituted in the form of tax legislation, and (ii) Investment Reserve for the purpose of ensuring the maintenance and development of activities that constitute the main object of the company, in an amount not exceeding 50% (fifty percent) of net income distributable up to the maximum capital of the company.

	Practice adopted by the Company: Of the total of R$ 10,287,467,859.00, R$ 6,653,281,672.35 (64.7%) were destined to a Reserve for expansion / investment and R$ 119,652,582.99 (1.16%) for the Tax Incentive Reserve. Of the total reserve for the expansion / investment, 50% was allocated based on statutory authorization and 14.7% was destined for the reserve based on the capital budget approved at the AGM.	Practice adopted by the Company: Of the total R$ 21,301,991,594.93, R$ 15,178,507,589.28 (71.3%) destined to a Reserve for expansion / investment. Of the total for the Reserve expansion / investment, 50% was sent based on statutory authorization, and 21.3% was destined for the reserve based on the capital budget approved by the AGM.	Practice adopted by the Company: Of the total of R$ 20,067,179,260.21, R$ 80,367,507.98 (0.4%) was destined to a Reserve for Tax Incentives and R$ 14,219,808,364.43 (70.9%) was destined to a Reserve for expansion / investment. Of the total for the Reserve expansion / investment, 50% was based on statutory authorization and 20.9% was destined for the reserve based on the capital budget approved by the AGM.

b. Arrangements for distribution of dividends	Statutory Rule: According to Article 44 of the bylaws, at least 25% (twenty five percent) of annual net profits, adjusted according to the law, will be provided for the payment of dividends.

	Practice adopted by the Company: 31% of annual net income was allocated to the payment of dividends	Practice adopted by the Company: 25% of annual net income was allocated to the payment of dividends	Practice adopted by the Company: 25% of annual net income was allocated to the payment of dividends

c. Frequency of dividend distribution	In accordance with the Dividend Policy adopted by Vale, payments are made semiannually in the months of April and October.

d. Restrictions to dividend distribution	n / a	n / a	n / a

3.5 Summary of distributions of dividends and retained earnings occurred.

	Fiscal Year Ended December 31
	2009		2008		2007
Adjusted net income for dividend payments (in R$)	9,655,367,895.00		20,238,010,119.00		19,066,901,163.00
Percentage of dividend over the adjusted net profit	31.0		25.0		25.0
Rate of return in relation to equity (%)	11.0		22.0		35.0
Dividend distributed (total)	3,002,086,223.00		5,059,502,530.00		4,766,725,291.00
Net income retained (in R$)	None		None		None
Date of approval of the retention	None		None		None

	Amount (R$)	Payment date	Amount (R$)	Payment date	Amount (R$)	Payment date
Interest on Capital
Common	57,865,446.00	31/10/2009	1,281,510,820.00	31/10/2009	700,720,383.00	30/04/2008
Common	1,341,608,462.00	30/04/2010
Preferred Class A	36,937,363.00	31/10/2009	818,029,292.00	31/10/2009	1,040,451,237.00	31/10/2008
Preferred Class A	856,391,538.00	30/04/2010
Common					1,602,122,095.00	31/10/2008
Preferred Class A					449,774,617.00	30/04/2008
Mandatory Dividend
Common			136,691,882.00	31/10/2008	8,771,656.00	31/10/2007
Common			1,669,089,703.00	30/04/2009
Preferred Class A			88,880,536.00	31/10/2008	5,630,303.00	31/10/2007
Preferred Class A			1,065,410,297.00	30/04/2009
Common					584,243,766.00	30/04/2008
Preferred Class A					375,011,234.00	30/04/2008
Other
Common	432,930,223.00	31/10/2010
Preferred Class A	276,535,191.00	31/10/2010

3.6 Dividends declared on account of retained earnings or reserves set aside in the past 3 fiscal years

	Fiscal Year Ended December 31
Dividends distributed to (in R$ thousands):	2009	2008	2007
Retained Earnings	—	—	—
Constituted Reserves	370,507	580,124	370,050
3.7 Debt
The information below refers to the consolidated financial statements of the Company.

Fiscal Year Ended
2009
a. Total amount of debt of any kind (in R$ millions)	74,194
b. Debt ratio (current liabilities plus non-current, divided by net worth)	77.5%
c. Another debt index	Total debt / EBITDA: 2.3 and EBITDA/Interest expenses: 10.25
3.7.c (i) Method used to calculate the index
Total debt / EBITDA and EBITDA / Interest expenses: Gross debt is the sum of “Loans and short-term debt,” “Portion of the stock of long-term loans” and “Loans and long-term financing.” EBITDA (EBITDA) is calculated as described in section 3.2.b of this reference form. Interest expenses include the sum of all the capitalized or accrued interest, paid or not, at any given time, which is a result of the debt of the beneficiary.
3.7.c (ii) The reason why the administration believes that the debt ratios indicated are proper for the correct understanding of the financial situation and level of indebtedness of the Company
Vale adopts the debt ratio debt / EBITDA and interest coverage ratio EBITDA / Interest expenses. These indices are widely used by the market (rating agencies and financial institutions) and serve as a benchmark to assess the financial situation of Vale.
The debt ratio Net debt / EBITDA indicates the approximate time it would take for a company to pay all its debts through cash generation.
The interest coverage ratio (EBITDA / Interest expenses) is used to determine the ability of business to generate cash flow to service its debt.
3.8 Obligations of the Company in the fiscal year ended December 31, 2009, in line with the posted collateral and maturity date:

	Maturity
		Between 1 and 3	Between 3 and 5
In R$	Less than 1 year	years	years	Over 5 years
Collateral	331,884,908	480,060,418	335,112,878	454,297,537
Floating Guarantee	0	0	0	0
Unsecured obligations	1,500,000,000	0	4,000,000,000	0

3.9 Other information that the Company deems relevant
In addition to the subsequent events set forth in “3.3”, the Company believes that the following events which have occurred recently are relevant:
Vale issuing Eurobonds
In March 2010, Vale priced the offering of € 750 million in eight years bonds, due in March 2018, with a coupon of 4.375% per annum, payable annually.
The issue, which marker Vale’s debut in the European debt market, had a demand response 10 times greater than the amount subscribed and the bonds were priced with a spread of 140 basis points over mid-swap €, or a spread of 160.3 basis points over the return of the German Bund bonds, resulting in a yield to the investor of 4.441% per annum.
Vale acquires Simandou
In April 2010, Vale acquired from BSG Resources Ltd. (BSGR) a 51% stake in BSG Resources (Guinea) Ltd., which holds concessions for iron ore in Guinea, Simandou South (Zogota) and exploration permits in Simandou North (Blocks 1 & 2). Vale will pay for the acquisition of these assets US$ 2.5 billion, of which US $ 500 million cash (equivalent to R$ 865 million on the date of payment), and the remaining US$ 2 billion in stages subject to the achievement of specific milestones.
The joint venture between Vale and BSGR will implement the Zogota project and conduct feasibility studies for Blocks 1 & 2, with the creation of a logistics corridor for movement of materials through Liberia. For the right to move materials through Liberia, the joint venture is committed to renew 660 km of the Trans-Guinea railway for passenger and light cargo. Vale will be responsible for asset management, marketing and sales of joint venture with the exclusive off-take of the iron ore produced.
Acquisition of fertilizer assets
In May 2010, Vale completed the acquisition through its subsidiary Mineração Naque S.A., of a direct and indirect stake of 58.6% in the capital of Fertilizantes Fosfatados S.A. — Fosfertil (“Fosfértil”) — a company listed on the BM&F Bovespa exchange and Brazil’s largest producer of fertilizer nutrients — and the Brazilian fertilizer assets of Bunge Participacoes e Investimentos SA (BPI) for a total of US$ 4.7 billion. Of that amount, US$ 3.0 billion (equivalent to R$ 5.5 billion at the time of payment) refer to a direct and indirect stake of 58.6% in the capital of Fosfertil, which corresponds to 72.6% of common shares and 51.4% of the preferred shares of Bunge Fertilizantes S.A., Bunge Brasil Holdings B.V., Yara Brasil Fertilizantes S.A. (“Yara”), Fertilizantes Heringer S.A. (“Heringer”) e Fertilizantes do Paraná Ltda. (“Fertipar”) — equivalent to a price per share of US$ 12.0185. The remaining US$ 1.7 billion (equivalent to R$ 3.1 billion at the time of payment) is attributable to the acquisition of the Brazilian fertilizer assets portfolio of BPI, which include phosphate rock mines and phosphate production units but does not include distribution / retail operations.
Under Brazilian corporate law and norms of the capital market, Vale will carry out a mandatory tender offer — to be filed with the CVM, the Securities Commission — to acquire 0.19% of common shares held by minority shareholders of Fosfertil at a value of US$ 12.0185 per share, converted into reais, the same price paid in dollars to other shareholders of Fosfertil.
Additionally, Vale holds a purchase option contract with The Mosaic Company (Mosaic), which grants the Company the option to acquire the direct and indirect interests of Mosaic in Fosfertil, accounting for 27.27% of common shares and 16.65 % of preferred shares and 20.27% of the share capital of Fosfertil, for US$ 1,029,811,129.77, at a price per share of US$ 12.0185. This transaction should be completed in the near future.

Restructuring the aluminum portfolio assets
In May 2010, Vale signed an agreement with Norsk Hydro ASA (Hydro), to transfer all its shares in Alumínio Brasileiro S.A. (Albras), Alunorte — Alumina do Norte do Brasil S.A. (Alunorte) and Companhia de Alumina do Pará (CAP),together with their respective exclusive rights and existing commercial contracts, for US$ 405 million in cash and a certain number of Hydro common shares. After a sharer offering to be held in future by Hydro, this number of shares will represent a 22% stake in Hydro. In addition, Hydro will assume net debt of US$ 700 million.
As part of this transaction, Vale will create a new company Bauxite JV and transfer the Paragominas bauxite mine and all its other bauxite mining rights in Brazil to Bauxite JV. When the transaction is completed, Vale will sell 60% of Bauxite JV to Hydro for US$ 600 million in cash. The remaining portion of 40% will be sold in two equal tranches of 20% in 2013 and 2015, for US$ 200 million each, in cash.
The transaction is subject to approvals of the appropriate governmental authorities and other customary applicable conditions.

4. RISK FACTORS

4.1 Risk factors which may influence investment decisions, especially related risks:
Risks relating to our business
The mining industry is highly exposed to the cyclicality of global economic activity and also requires significant investments of capital.
The mining industry is primarily a supplier of industrial raw materials. Industrial production tends to be the most cyclical and volatile component of global economic activity, which affects demand for minerals and metals. At the same time, investment in mining requires a substantial amount of funds in order to replenish reserves, expand production capacity, build infrastructure and preserve the environment. This structural characteristic is an important source of financial risk for the mining industry.
Adverse economic developments in China could have a negative impact on demand for our products, on our revenues, cash flow and profitability.
China has been the main driver of global demand for minerals and metals over the last few years. In 2009, Chinese demand represented 68% of global demand for seaborne iron ore, 44% of global demand for nickel, 39% of global demand for aluminum and 40% of global demand for copper. The percentage of our operating revenues attributable to sales to consumers in China was 38% in 2009. Although China largely withstood the recent global recession, a contraction of China’s economic growth could result in lower demand for our products, leading to lower revenues, cash flow and profitability. Poor performance in the Chinese real estate sector, one of the largest consumers of carbon steel in China, could also negatively impact our results.
A decline in demand for steel would adversely affect our business.
Demand for our most important products depends on global demand for steel. Iron ore and iron ore pellets, which together accounted for 59% of our 2009 operating revenues, are used to produce carbon steel. Nickel, which accounted for 14% of our 2009 operating revenues, is used mainly to produce stainless and alloy steels. Demand for steel depends heavily on global economic conditions, but it also depends on a variety of regional and sectorial factors. The prices of different steels and the performance of the global steel industry are highly cyclical and volatile, and these business cycles in the steel industry affect demand and prices for our products. In addition, consolidation in the steel industry could result in vertical backward integration of the steel industry, which in turn could reduce the global seaborne trade of iron ore.
The global seaborne trade of iron ore could also suffer from competition from metallics, such as semi-finished steel and scrap. In certain cases, it may be more economical for steelmakers to charge more scrap in basic oxygen furnaces (“BOF”) and electric arc furnaces (“EAF”), instead of producing pig iron. Semi-finished products, such as billets and slabs, may also be available from fully-integrated steel mills at low cost, reducing overall demand for seaborne iron ore.
The prices of nickel, aluminum and copper, which are actively traded on world commodity exchanges, are subject to significant volatility.
Nickel, aluminum and copper are sold in an active global market and traded on commodity exchanges, such as the London Metal Exchange and the New York Mercantile Exchange. Prices for these metals are subject to significant fluctuations and are affected by many factors, including actual and expected global macroeconomic and political conditions, levels of supply and demand, the availability and cost of substitutes, inventory levels, investments by commodity funds and others and actions of participants in the commodity markets.

Increased availability of alternative nickel sources or substitution of nickel from end use applications could adversely affect our nickel business.
Demand for nickel could be adversely impacted by the substitution of other materials for nickel in present applications. Scrap nickel competes directly with primary nickel as a source of nickel for use in the production of stainless steel, and the choice between them is largely driven by their relative prices and availability. In 2009, the stainless steel scrap ratio fell from 49% to 43%. Nickel pig iron, a product developed by Chinese steel and alloy makers that utilizes low grade lateritic nickel ores, competes with other nickel sources in the production of stainless steel. In 2009, estimated nickel pig iron production increased 17%, representing 7% of global nickel output. Demand for primary nickel may be negatively affected by the direct substitution of primary nickel with other materials in current applications. In response to high nickel prices or other factors, producers and consumers of stainless steel may partially shift from stainless steel with high nickel content (series 300) to stainless steels with either lower nickel content (series 200) or no nickel content (series 400), which would adversely affect demand for nickel.
We may not be able to adjust production volume in a timely or cost-efficient manner in response to changes in demand at peak times.
During periods of high demand, our ability to rapidly increase production capacity is limited, which could render us unable to satisfy our clients’ demand for our products. Moreover, we may be unable to complete expansions and greenfield projects in time to take advantage of rising global demand for iron ore. When demand exceeds our production capacity, we may meet excess customer demand by purchasing iron ore, iron ore pellets or nickel from joint ventures or unrelated parties and reselling it, which would increase our costs and narrow our operating margins. If we are unable to satisfy excess customer demand in this way, we may lose customers. In addition, operating close to full capacity may expose us to higher costs, including demurrage fees due to capacity restraints in our logistics systems.
Conversely, operating at significant idle capacity during periods of weak demand may expose us to higher unit production costs since a significant portion of our cost structure is fixed in the short-term due to the high capital intensity of mining operations. In addition, efforts to reduce costs during periods of weak demand could be limited by labor regulations or previous labor or government agreements.
Regulatory, political, economic and social conditions in the countries in which we have operations or projects could adversely impact our business and the market prices of our securities.
Our financial performance may be negatively affected by regulatory, political, economic and social conditions in countries in which we have significant operations or projects, particularly Argentina, Australia, Brazil, Canada, Colombia, Indonesia, Mozambique, New Caledonia and Peru.
Our operations depend on authorizations and concessions from governmental regulatory agencies of the countries in which we operate. We are subject to laws and regulations in many jurisdictions that can change at any time, and changes in laws and regulations may require modifications to our technologies and operations and result in unanticipated capital expenditures.
Actual or potential political changes and changes in economic policy may undermine investor confidence, result in economic slowdowns and otherwise adversely affect the economic and other conditions under which we operate in ways that could have a material adverse effect on our business.
Protests may complicate mining and logistics operations and projects.
Protestors have already taken actions to disrupt our operations and projects, and they may continue to do so in the future. Although we vigorously defend ourselves against illegal acts, while supporting the communities living near our operations, future attempts by protestors to harm our operations could adversely affect our business.

We could be adversely affected by changes in government policies, including the imposition of new taxes or royalties on mining activities.
Mining is subject to government regulation in the form of taxes and royalties, which can have an important financial impact on our operations. In the countries where we operate, governments may impose taxes, raise existing taxes and royalties, or change the basis on which they are calculated in a manner that unfavorable to us.
Our projects are subject to risks that may result in increased costs or delay that prevent their successful implementation.
We are investing to further increase our production capacity, logistics capabilities and to expand the scope of minerals we produce. Our projects are subject to a number of risks that may adversely affect our growth prospects and profitability, including the following:
•	We may encounter delays or higher than expected costs in obtaining the necessary equipment or services to build and operate a project.
•	Our efforts to develop projects according to schedule may be hampered by a lack of infrastructure, including a reliable power supply.
•	We may fail to obtain, or experience delays or higher than expected costs in obtaining, the required permits to build a project.
•	Changes in market conditions or regulations may make a project less profitable than expected at the time we initiated work on it.
•	Adverse mining conditions may delay and hamper our ability to produce the expected quantities of minerals.
•
Some of our development projects are located in regions where tropical diseases, malaria, yellow fever and other contagious diseases such as AIDS are a major public health issue and pose health and safety risks to our employees.

Our controlling shareholder has significant influence over Vale, and the Brazilian government has certain veto rights.
As of December 31, 2009, Valepar S.A. owned 53.9% of our outstanding common stock and 33.3% of our outstanding capital. As a result of its share ownership, Valepar can control the outcome of some actions requiring shareholder approval.
The Brazilian government owns 12 golden shares of Vale, granting it limited veto power over certain company actions, such as changes to our name, the location of our headquarters and our corporate purpose as relates to mining activities.
Our governance and compliance processes may fail to prevent regulatory penalties and reputational harm.
We operate in a global environment, and our activities straddle multiple jurisdictions and complex regulatory frameworks with increased enforcement activities worldwide. Our governance and compliance processes, which include the review of internal control over financial reporting, may not prevent future breaches of law, accounting or governance standards. We may be subject to breaches of our Code of Ethical Conduct, business conduct protocols and instances of fraudulent behavior and dishonesty by our employees, contractors or other agents. Our failure to comply with applicable laws and other standards could subject us to fines, loss of operating licenses and reputational harm.

Some of our operations depend on joint ventures or consortia, and our business could be adversely affected if our partners fail to observe their commitments.
We currently operate important parts of our pelletizing, bauxite, coal and steel businesses through joint ventures with other companies. Important parts of our electricity investments and all of our oil and gas projects are operated through consortia. Our forecasts and plans for these joint ventures and consortia assume that our partners will observe their obligations to make capital contributions, purchase products and, in some cases, provide skilled and competent managerial personnel. If any of our partners fails to observe its commitments, the affected joint venture or consortium may not be able to operate in accordance with its business plans, or we may have to increase the level of our investment to implement these plans. For example, the joint venture company that owns our Goro project in New Caledonia has a minority shareholder, Sumic Nickel Netherlands B.V., with a put option to sell us 25%, 50%, or 100% of its shares. Sumic may exercise the put option if the cost of the project exceeds a certain value agreed between the shareholders and certain other conditions are met.
Environmental, health and safety regulation may adversely affect our business.
Our operations involve the use, handling, discharge and disposal of hazardous materials into the environment and the use of natural resources, and nearly all aspects of our activities, products, services and projects around the world are subject to environmental, health and safety regulation, which may expose us to increased litigation or increased costs. Such regulations require us to obtain environmental licenses, permits and authorizations for our operations, and to conduct environmental impact assessments in order to get the approval for our projects and permission for initiating construction. Additionally, all significant changes to existing operations must also undergo the same procedure. Difficulties in obtaining permits may lead to construction delays or cost increases, and in some cases may lead us to postpone or even abandon a project.
Environmental regulation also imposes standards and controls on activities relating to mineral research, mining, pelletizing activities, railway and marine services, decommissioning, refining, distribution and marketing of our products. Such regulation may give rise to significant costs and liabilities.
In addition, community activist groups and other stakeholders may increase demands for environmentally sustainable practices, which could entail significant cost increases and reduce our profitability. Litigation relating to these or other matters may adversely affect our financial condition or cause harm to our reputation.
In recent years, environmental regulation in many countries in which we operate has become stricter, and it is possible that more regulation o pollution emission or more aggressive enforcement of existing regulations will adversely affect us by imposing restrictions on our activities and products, creating new requirements for the issuance or renewal of environmental licenses, raising our costs or requiring us to engage in expensive reclamation efforts.
Concern over climate change, and efforts to comply with international undertakings under the Kyoto Protocol, could lead governments to impose limits on carbon emissions applicable to our operations, which could adversely affect our operating costs or our capital expenditure requirements. For example, the Brazilian government passed a carbon emissions law in December 2009, although it has not yet promulgated rules establishing specific limits on carbon emissions from mining activities.

Our reserve estimates may materially differ from mineral quantities that we may be able to actually recover; our estimates of mine life may prove inaccurate; and market price fluctuations and changes in operating and capital costs may render certain ore reserves uneconomical to mine.
Our reported ore reserves are estimated quantities of ore and minerals that we have determined can be economically mined and processed under present and anticipated conditions to extract their mineral content. There are numerous uncertainties inherent in estimating quantities of reserves and in projecting potential future rates of mineral production, including factors beyond our control. Reserve engineering involves estimating deposits of minerals that cannot be measured in an exact manner, and the accuracy of any reserve estimate is a function of the quality of available data and engineering and geological interpretation and judgment. As a result, no assurance can be given that the indicated amount of ore will be recovered or that it will be recovered at the rates we anticipate. Estimates may vary, and results of our mining and production subsequent to the date of an estimate may lead to revisions of estimates. Reserve estimates and estimates of mine life may require revisions based on actual production experience and other factors. For example, fluctuations in the market prices of minerals and metals, reduced recovery rates or increased operating and capital costs due to inflation, exchange rates or other factors may render proven and probable reserves uneconomic to exploit and may ultimately result in a restatement of reserves.
We may not be able to replenish our reserves, which could adversely affect our mining prospects.
We engage in mineral exploration, which is highly speculative in nature, involves many risks and frequently is non-productive. Our exploration programs, which involve significant capital expenditures, may fail to result in the expansion or replacement of reserves depleted by current production. If we do not develop new reserves, we will not be able to sustain our current level of production beyond the remaining lives of our existing mines.
Once mineral deposits are discovered, it can take a number of years from the initial phases of drilling until production is possible, during which the economic feasibility of production may change. Substantial time and expenditures are required to:
•	establish mineral reserves through drilling;
•	determine appropriate mining and metallurgical processes for optimizing the recovery of metal contained in ore;
•	obtain environmental and other licenses;
•	construct mining, processing facilities and infrastructure required for greenfield properties; and
•	obtain the ore or extract the minerals from the ore.
If a project proves not to be economically feasible by the time we are able to exploit it, we may incur substantial write-offs. In addition, potential changes or complications involving metallurgical and other technological processes arising during the life of a project may result in cost overruns that may render the project not economically feasible.
We face rising extraction costs over time as reserves deplete.
Reserves are gradually depleted in the ordinary course of a given mining operation. As mining progresses, distances to the primary crusher and to waste deposits become longer, pits become steeper and underground operations become deeper. As a result, over time, we usually experience rising unit extraction costs with respect to each mine. Several of our mines have been operating for long periods, and we will likely experience rising extraction costs per unit in the future at these operations in particular.
Labor disputes may disrupt our operations from time to time.
A substantial number of our employees, and some of the employees of our subcontractors, are represented by labor unions and are covered by collective bargaining or other labor agreements, which are subject to periodic negotiation. Negotiation may become more difficult in times of higher prices. The right to strike is recognized in almost all of the countries where we have operations, so that plants in operation or essential projects, both ours and those of our service providers, could be affected by strikes and other stoppages. A number of our employees at our Canadian nickel operations in Sudbury, Port Colborne and Voisey’s Bay have been on strike since mid-2009, which has resulted in reduced production from these operations.

We may face shortages of equipment, services and skilled personnel.
The mining industry has faced worldwide shortages of mining and construction equipment, spare parts, contractors and other skilled personnel during periods of high demand for minerals and metals and intense development of mining projects. We may experience longer lead-times for mining equipment and problems with the quality of contracted engineering, construction and maintenance services. We compete with other mining companies for highly skilled executives and staff with relevant industry and technical experience, and we may not be able to attract and retain such people. Shortages during peak periods could negatively impact our operations, resulting in higher production or capital expenditure costs, production interruptions, higher inventory costs, project delays and potentially lower production and revenues.
Higher energy costs or energy shortages would adversely affect our business.
Energy costs are a significant component of our cost of production, representing 16.4% of our total cost of goods sold in 2009. To fulfill our energy needs, we depend on the following, all measured in tons of oil equivalent (TOE): oil by-products, which represented 39% of total energy needs in 2009, electricity (38%), coal (15%) and natural gas (6%).
Fuel costs represented 10% of our cost of goods sold in 2009. Increases in oil and gas prices adversely affect margins in our logistics services, mining, iron ore pellets, nickel and alumina businesses.
Electricity costs represented 6.3% of our total cost of goods sold in 2009. If we are unable to secure reliable access to electricity at acceptable prices, we may be forced to curtail production or may experience higher production costs, either of which would adversely affect our results of operations. In 2009 we generated 37% of our global consumption of electricity by mans of hydroelectric power stations or from the fuel generation potential. We are developing new thermal and hydro plants and beginning exploration programs for natural gas so as to increase our energy production and reduce exposure to the volatility of prices and energy access.
Electricity shortages have occurred in Brazil in the past and could reoccur in the future, and there can be no assurance that the Brazilian government’s policies will succeed in encouraging enough growth in power generation capacity to meet future consumption increases. Future shortages, and government efforts to respond to or prevent shortages, may adversely impact the cost or supply of electricity for our Brazilian aluminum and ferroalloy operations, which are electricity-intensive. Changes in the laws, regulations or governmental policies regarding the power sector or concession requirements could also reduce our expected returns from our investments in power generation.
Through our subsidiary PT International Nickel Indonesia Tbk (PTI), we process lateritic nickel ores using a pyrometallurgical process, which is energy-intensive. Although PTI currently generates a majority of the electricity for its operations from its own hydroelectric power plants, low rainfall or other hydrological factors could adversely affect electricity production at PTI’s plants in the future, which could significantly increase the risk of higher costs or lower production volume.
Price volatility—relative to the U.S. dollar—of the currencies in which we conduct operations could adversely affect our financial condition and results of operations.
A substantial portion of our revenues and debt is denominated in U.S. dollars, and changes in exchange rates may result in (i) losses or gains on our net U.S. dollar-denominated indebtedness and accounts payable and (ii) fair value losses or gains on our currency derivatives used to stabilize our cash flow in U.S. dollars. In 2009 and 2007, we had currency gains of US$665 million and US$1.639 billion, respectively; in 2008, we had currency losses of US$1.011 billion. In addition, the price volatility of the Brazilian real, the Canadian dollar, the Indonesian rupiah and other currencies against the U.S. dollar affect our results since most of our costs of goods sold are denominated in currencies other than the U.S. dollar, principally the real (64% in 2009) and the Canadian dollar (16% in 2009), while our revenues are mostly U.S. dollar-denominated. We expect currency fluctuations to continue to affect our financial income, expense and cash flow generation.

Significant volatility in currency prices may also result in disruption of foreign exchange markets and may limit our ability to transfer or to convert certain currencies into U.S. dollars and other currencies for the purpose of making timely payments of interest and principal on our indebtedness. The central banks and governments of the countries in which we operate may institute restrictive exchange rate policies in the future.
We may not have adequate insurance coverage for some business risks.
Our businesses are generally subject to a number of risks and hazards, which could result in damage to, or destruction of, mineral properties, facilities and mining equipment. The insurance we maintain against risks that are typical in our business may not provide adequate coverage. Insurance against some risks (including liabilities for environmental pollution or certain hazards or interruption of certain business activities) may not be available at a reasonable cost. As a result, accidents or other negative developments involving our mining, production or transportation facilities could have a material adverse effect on our operations.
4.2 Vale’s expectations for reduction or increase in exposure to the above-mentioned risks, if relevant.
We constantly analyze the risks the company is exposed to and which may adversely affect our business, financial situation and results of our operations. We monitor permanently changes in the macro-economic and sectorial scenario which might impact our activities, by tracking the main performance indicators. Our policy is one of continuous focus on financial discipline and conservative cash management. At present we do not identify any scenario which would lead to a reduction or increase in the risks mentioned in section 4.1.
4.3 Legal, administrative or arbitral suits in which Vale or its subsidiaries area part, organized by labor, tax, civil and other suits: (i) which are not confidential, and (ii) which are significant for Vale’s business and that of its subsidiaries.
(I) Labor
1

Jurisdiction	4[a] Turma do Tribunal Regional do Trabalho de Minas Gerais
Instance	2nd Instance
Date of filing	27/11/2006
Parties in the suit	Public Prosecutor for Labor matters (plaintiff) and Vale (defendant)
Amounts, goods or rights involved	R$ 520,429.50
Main facts	The MG Public Prosecutor for Labor matters filed a civil suit, questioning Vale’s outsourced activities. An unfavorable decision was given to Vale in the second instance, forcing the company in the region of Minas Gerais, to refrain from outsourcing some services allegedly linked to its main activity. Furthermore, it was decided that by way of indemnity for collective damage, the amount of R $100,000 should be paid. Vale presented an appeal the Supreme Labor Tribunal, which has not yet been assessed.
Chances of loss	Possible
Analysis of impact in the case of losing the suit/ Reasons for importance for the Company	In case of maintenance of the unfavorable decision, Vale is obliged, in Minas Gerais, to refrain from outsource services for operation of machinery and equipment for mining, such as back-hoes, excavators and drilling equipment, monitoring and reading of instruments at dams and waste stacks, drafting and implementation of the blasting plan — detonation, thus having to perform such activities through its own employees; and to provide for the termination of contracts of outsourcing which may have as their purpose the services mentioned above.
Amount provisioned (if any)	None

2

Court	1[a] Vara Federal de Parauapebas — Pará
Instance	1st Instance
Date of filing	07.03.2008
Parties in the suit	Public Prosecutor for Labor matters (plaintiff) and Vale and 42 other firms (defendants)
Amounts, goods or rights involved	108,600,000.00 (one hundred and eight million, six hundred thousand reais)
Main facts	Public Civil Action proposed by the public prosecutor for labor matters against Vale and another 42 companies which provide services, requiring they be condemned to pay for hours spent in transit (Carajás/Sossego), under the claim that the workplaces are difficult to access and not served by public transport. The action also asks for collective damages. Vale has presented its defence alleging the existence of public transport, that the locations are easily accessible and the validity of their collective agreements.

In 12.03.2010, the decree was published condemning only Vale to pay indemnity for damages to the amount of R$100 million and another R$200 million for practicing social dumping. Temporary relief was granted so that Vale could determine, immediately, how many hours travelling each of its employees used, with a penalty of a fine of R$100,000 per worker if not done, as well as refrain from allowing contractors for Vale including on their cost worksheet expenses with hours paid travelling and allied costs.

As a result of a request for decisions by Odebrect, one of the 42 defendands in this lawsuit, in the Request for Corrective Judgement filed by Vale as a response, the Inspector General of the Supreme Labor Tribunal in Brasilia, recognized the allegations and reversed the temporary relief order granted by the local judge, so that Vale and the other companies may appeal without having to comply immediately with the sentence passed. Requests to amend the decision were filed by Vale and other defendants. Currently, the company is awaiting decisions on these requests for amendments.
3

Jurisdiction	2[a] Vara do Trabalho de Vitória/ES
Instance	1st Instance
Date of filing	19/09/2001
Parties in the suit	Vale S.A. (ré) e SINDFER — Railroad union of ES and MG (plaintiff)
Amounts, goods or rights involved	Guarantee of the operational activities at the Tubarão Complex.
Main facts	In 2001, the SINDFER union filed a public civil action, whose object was the compliance of areas of the Tubarão Complex with the dictates of NR-10 (safety of premises and services in electricity). After production of expert evidence, Vale was ordered to implement in their operational facilities, located in the State of Espírito Santo, all technical measures for the protection of work against risks by electricity provided for in the NR. The judge granted Vale temporary relief, with a period of six months for compliance, ending 19/11/09, with payment of a daily fine of R$100 thousand for non-compliance. After rounds of negotiation, and several inspections of areas of the Complex, a legal agreement was signed between the parties, establishing a timeline for implementation of technical measures, with a deadline of 31.12.2011, which was duly approved by the court on 11 March 2010.
Chances of loss	Probable
Analysis of impact in the case of losing the suit/ Reasons for importance for the Company	Any violation of the adjusted schedule between the parties, may risk an embargo on Tubarão Complex activities, as well as the application of a monetary penalty.
Amount provisioned (if any)	None
4

Jurisdiction	Juízo do Trabalho de Maruim/SE
Instance	3rd Instance (TST)
Date of filing	18.08.2006
Parties in the suit	Vale S.A. (defendant) and Union for workers extracting iron, basic and precious metals-Sindimina (plaintiff)
Amounts, goods or rights involved	Guarantee of the operational activities at the potassium chlorate mine in Sergipe.
Main facts	Lawsuit brought by SINDIMINA union in the State of Sergipe, aiming to improve the suitability of the working conditions of employees in the underground mine to bring them up to regulatory standard NR 15, especially as regards the temperature of the mine. In the first instance, it was decided on the closing of the underground mine, but such determination was suspended by writ. Subsequently, partial success was granted to Vale’s appeal to withdraw the order closing the mine, and determine the suitability of the working conditions of mine in relation to NR-15. Vale is still contesting the decision, to demonstrate compliance with the legal standards applicable to the activity. The increased risk of a conviction would be the closing of the mine, as determined by the 1st Degree Judge and rejectd through an ordinary appeal. Vale is awaiting the result of an appeal before the TST to reverse the unfavourable parts of the decision of the TRT.
Chances of loss	Probable
Analysis of impact in the case of losing the suit/ Reasons for importance for the Company	Any unfavourable decision may risk imposing an obligation to do so, fines and, in the final analysis the embargo of the activities of the underground mine for exploitation of Potassium Chlorate, as well as enforcement of a monetary penalty.
Amount provisioned (if any)	None

(II) Tax
The tables below present a description of individual tax cases considered relevant to the business of the company and/or its subsidiaries.
5

Jurisdiction	5[a] Vara Federal Cível do Rio de Janeiro (originário)
Instance	2nd judicial Instance — Regional Federal Tribunal of 2nd Region (present)
Date of filing	11/02/2008
Parties in the suit	Vale (plaintiff) and Head of the IRS in Rio de Janeiro (defendant)
Amounts, goods or rights involved	1,320,215,387.84
Main facts	Vale proposed preventive judicial measures designed to exclude export revenues from the calculation base of CSSL export earnings. In 2008, Vale obtained a favorable decision by which income from exports were excluded from CSSL calculation base. The IRS appealed against this decision and it is currently pending judgment. The amount of unpaid CSSL tax according to that decision amounts to $1.320 billion which provisioned for, despite the prognosis of losing being possible. If the final decision is unfavorable, Vale might be charged to pay up the value of CSSL owed without penalties.
Chances of loss	Possible
Analysis of impact in the case of losing the suit/ Reasons for importance for the Company	In the event of a possible unfavorable decision, Vale shall disburse the provisioned values, and change the currently procedure in order to include the export revenues earned in the CSSL calculation basis.
Amount provisioned (if any)	R$1,320,215,387.84
6

Jurisdiction	Primeira Turma Ordinária da Segunda Câmara da Primeira Seção do Conselho Administrativo de Recursos Fiscais
Instance	2nd Administrative Instance
Date of filing	28/3/2008
Parties in the suit	IRS (plaintiff) and Vale (defendant)
Amounts, goods or rights involved	R$8,805,000,000.00
Main facts	The provisional measure 2,158-34/2001 states the taxation of profits earned by companies or subsidiaries abroad. In 2003, Vale filed a writ in order to have recognized its right to not be subject to the IRPJ (Corporate Income Tax) and CSL (Social Contribution on Net Income) in accordance to the 74th article the provisional measure above and its subsequent re-editions, as governed by IN 213/02. In the company’s view, the provisional measure 2,158-34/2001 is in disagreement with the Federal Constitution. Vale got a preliminary injunction, but it was not confirmed by the first degree decision. The appeal presented by Vale was received on both counts, restoring the effects of the injunction and suspending the chargeability of tax credit.

Despite the suspensive effect granted by the appeal, Vale was charged to pay IRPJ and CSSL on profits earned by affiliates and subsidiaries abroad, with a fine of 75%, through a administrative proceeding. The goal of the IRS was to prevent lapsing of the charge, once the statue of limitations only allows the tax charge for the period covered in the aforementioned Writ. Currently, the judgment of Vale’s appeal at Administrative Council for Tax Appeals is pending of decision.
Chances of loss	Remote
Analysis of impact in the case of losing the suit/ Reasons for importance for the Company	In the event of a possible unfavorable decision, profits earned and not distributed by subsidiaries or affiliates abroad will be taxed
Amount provisioned (if any)	None

7

Jurisdiction	Primeira Turma Ordinária da Segunda Câmara da Primeira Seção do Conselho Administrativo de Recursos Fiscais
Instance	2nd Administrative Instance
Date of filing	10/12/2007
Parties in the suit	IRS (plaintiff) and Vale (defendant)
Amounts, goods or rights involved	R$2,583,000,000.00
Main facts	The provisional measure 2,158-34/2001 states the taxation of profits earned by companies or subsidiaries abroad. In 2003, Vale filed a writ in order to have recognized its right to not be subject to IRPJ and CSL in accordance to the 74th article of the provisional measure above and its subsequent re-editions, as governed by IN 213/02. In the company’s view, the provisional measure 2,158-34/2001 is in disagreement with the Federal Constitution. Vale got a preliminary injunction, but it was not confirmed by the first degree decision. The appeal presented by Vale was received on both counts, restoring the effects of the injunction and suspending the chargeability of tax credit.

Despite the suspensive effect granted by the appeal. Vale was charge to pay IRPJ and CSSL on profits earned by affiliates and subsidiaries abroad, with a fine of 75%, through a administrative proceeding. The goal of the IRS was to prevent the case lapsing of the charge, once the statue of limitations only allows the tax charge for the period covered in the aforementioned Writ. Currently, the judgment of Vale’s appeal at the Administrative Council for Tax Appeals is pending of decision
Chances of loss	Remote
Analysis of impact in the case of losing the suit/ Reasons for importance for the Company	In the event of a possible unfavorable decision, profits earned and not distributed by subsidiaries or affiliates abroad will be taxed
Amount provisioned (if any)	None
(III) Civil
The tables below present a description of individual civil nature processes considered relevant to the business of the company and/or its subsidiaries.
8

Jurisdiction	41[a] Vara Cível/TJRJ
Instance	1st Instance
Date of filing	17.03.2008
Parties in the suit	Vale (plaintiff) and Movimento dos Sem Terra — MST (defendant)
Amounts, goods or rights involved	Protection of the company’s asets and guarantee of its operations
Main facts	Vale filed a common suit with a request for anticipated relief obliging the defendant to cease attacks, violent acts or incitements which cause the operational stoppage of the company by the MST. Relief was granted, as soon as the case was judged in the year 2008, establishing that the MST must refrain from such acts.
Chances of loss	Remote
Analysis of impact in the case of losing the suit/ Reasons for importance for the Company	The lawsuit was initiated in order to ensure the protection of the assets of the company and its operational activities. An possible unfavorable decision can increase the exposure of the company to MST attacks.
Amount provisioned (if any)	None.

9

Jurisdiction	30[a] Vara Federal / Justiça Federal do RJ
Instance	1st Instance
Date of filing	18.08.2006
Parties in the suit	Federal Rail Network (Rede Ferroviária Federal S.A.), succeeded by the Federal Union (plaintiff) and Vale (defendant)
Amounts, goods or rights involved	R$2,418,867,546.10
Main facts	The plaintiff filed a claim for reparation from the Company to receive contractual amounts, damages, lost profits, among other amounts, for alleged breach of contractual obligations on the part of Vale. The contract concluded between the parties involved railway transposition in the city of Belo Horizonte. The lawsuit is at the phase of legal discovery.
Chances of loss	Remote
Analysis of impact in the case of losing the suit/ Reasons for importance for the Company	Any unfavorable decision could generate a financial loss for the company, in the light of the amounts involved.
Amount provisioned (if any)	None
10

Jurisdiction	48[a] Vara Cível/TJRJ
Instance	1st Instance
Date of filing	08.07.2009
Parties in the suit	Vit Shoes Calçados (plaintiff) and Vale (defendant)
Amounts, goods or rights involved	Ownership rights over the new logo launched by the company in December 2007.
Main facts	The plaintiff brought a compensatioin suit with request for early relief, requesting an injunction to make the company refrain from using the logo of the Vale and its variations, and compensate for moral and material damages when the judgment is given. The preliminary injunction was rejected. The process is in the stage of production of evidence.
Chances of loss	Remote.
Analysis of impact in the case of losing the suit/ Reasons for importance for the Company	Any unfavorable decision in the lawsuit would generate financial losses for the Company and would harm its image, since Vale would lose the right to use its logo which is already widely known in Brazil and abroad
Amount provisioned (if any)	None.
11

Jurisdiction	5[a] Vara Federal de Vitória — ES/TRF 2[a] Região
Instance	2nd Instance
Date of filing	10.11.1997
Parties in the suit	Federal Public Prosecutor — ES (plaintiff) and Federal Union, Gerdau, Arcelor, Usinas, Vale and Companhia Docas do Espírito Santo - CODESA (defendants)
Amounts, goods or rights involved	Incalculable amount — application for annulment of the concession contract for use of port terminals for the Tubarão Complex.
Main facts	This is a Public Civil Action which aims to annul the authorization by which Vale and some of the other defendants operate the Port Terminal at Praia Mole, in the State of Espírito Santo. In November 2007, after 10 years of conducting the proceedings, Vale obtained a favorable decision judging the requests to be without foundation and recognizing the validity of contracts of accession that allow exploitation of port terminals located in Praia Mole. The Federal Public Prosecutor appealed on 01.04.08 and the lawsuit awaits judgment in the Federal Regional Tribunal
Chances of loss (probable, possible, remote)	Remote
Analysis of impact in the case of losing the suit/ Reasons for importance for the Company	Incalculable amount
Amount provisioned (if any)	None

(IV) Environmental
12

Jurisdiction	2[a] Vara Cível da Comarca de Itabira/MG
Instance	1st Instance
Date of filing	26.09.1996
Parties in the suit	Town Hall of Itabira (plaintiff) and Vale (defendant)
Amounts, goods or rights involved	R$2,521,932,696.02
Main facts	The municipality of Itabira seeks compensation for expenses that it alleges to have incurred with public services rendered as a consequence of Vale’s mining activities. The case was suspended, pending judgment of a writ filed by Vale to be used in this lawsuit, so that favorable evidence produced in another lawsuit could be used. Although the writ has been judged against Vale, the case continues to be suspended because the court in the first degree has not yet received from the TJ/MG information on the writ. After this communication, the lawsuit may resume its normal course
Chances of loss	Total amount divided into possible loss (15%) and remote loss (85%).
Analysis of impact in the case of losing the suit/ Reasons for importance for the Company	Any unfavorable decision in the lawsuit would generate financial losses for the Company
Amount provisioned (if any)	None.
13

Jurisdiction	1[a] Vara Cível da Comarca de Itabira/MG
Instance	1st Instance
Date of filing	22.08.1996
Parties in the suit	Town Hall of Itabira (plaintiff) and Vale (defendant)
Amounts, goods or rights involved	R$2,034,753,711.70
Main facts	State in which it claims that the operations of the iron mines in Itabira caused environmental and social damage and requires the restoration of the site and the implementation of environmental programs in the region. Expert witnesses were used in this case, and the report issued jointly by IBAMA and FEAM was favourable to Vale, but the Municipality requested the production of new expert evidence, which was accepted by the judge. The final outcome of this case is awaited, with the expectation of decision favorable to Vale
Chances of loss	Total amount divided into possible loss (15%) and remote loss (85%).
Analysis of impact in the case of losing the suit/ Reasons for importance for the Company	Any unfavorable decision in the lawsuit would generate financial losses for the Company
Amount provisioned (if any)	None.
4.4 Judicial, administrative or arbitral awards, which are not under confidentiality, in which the company or its subsidiaries are part and whose Appellees are administrators or former administrators, owners or ex-owners or investors of the company or its subsidiaries
14

Jurisdiction	Appeals Council of the National Financial System — CRSFN
Instance	2nd Instance
Date of filing	23.08.2005
Parties in the suit	This suit was initiated by CVM, as a result of a complaint from the investment club of SUDFER Railway Workers, minority shareholder of MRS Logística S.A. (“MRS”, against: Vale (successor of Ferteco Mineração S.A.); Companhia Siderúrgica Nacional — CSN; Minerações Brasileiras Reunidas S/A — MBR; and the directors of MRS who were involved from 1998 to 2002, namely: Alberto Régis Távora, Andreas Walter Brehm, Chequer Hanna Bou-Habib, Delson de Miranda Tolentino, Estela Maria Praça de Almeida, Henrique Ache Pillar, Hugo Serrado Stoffel, Georg Josef Schmid, Godofredo Mendes Vianna. Guilherme F. Escalhão, Inácio Clemente da Silva, João Paulo do Amaral Braga, Joaquim de Souza Gomes, José Paulo de Oliveira Alves, Julio César Pinto, Julio Fontana Neto, Klaus Helmut Schweizer, Lauro H. Campos Rezende, Luiz Antonio Bonagura, Marcus Jurandir de A. Tabasco,Marianne Von Lachmann, Mauro Rolf Fernandes Knudsen, Oscar Augusto de Camargo Filho, Otávio de Garcia Lazcano, Pablo Javier Q. Bruggemann, Rinaldo Campos Soares, Roberto Gottschalk, Valter Luis de Sousaand Wanderlei Viçoso Fagundes.
Amounts, goods or rights involved	Assessment of possible irregularities related to tariff model of MRS between 1998 and 2002.

Main facts	The lawsuit was initiated by CVM to verify (I) the conduct of MRS directors for alleged tariff mismanagement, characterized by undervalued tariffs for the benefit of captive customers or owners; and (ii) the conduct of the MRS shareholders for contracts signed directly with MRS on allegedly non-equitable terms.

The suit was judged by the CVM on 05.05.2009, which acquitted all those involved. In December 2009, the CVM offered an automatic appeal to CRFSN, which has not yet been judged.
Chances of loss	Remote.
Analysis of impact in the case of losing the suit/ Reasons for importance for the Company	The eventual reversal of the decision at the first instance can result in the application of a warning or fine for the company.
Amount provisioned (if any)	None.
15

Jurisdiction	48[a] Vara Cível/TJRJ
Instance	3rd Instance
Date of filing	09.05.2007
Parties in the suit	Petros (plaintiff) and Vale (defendant)
Amounts, goods or rights involved	R$1,107,492,133.75
Main facts	Petros claims receipt of purges made because of inflation arising from the economic plans called Plano Verão and Plano Collor on amounts paid under forward contracts for buying and selling gold concluded with Vale from 1988. Contracts under discussion in this brief were paid up and settled by Petros at that time. However, Petros started legal proceedings aimed at applying the decision on a matter taken in the STJ for savings accounts books, to contracts concluded with Vale, where there is no similarity with those concluded with banking institutions. Vale maintains that the inflationary adjustments are not due, however, all decisions have been unfavourable to the company. Currently the process is in the implementation stage, still pending judgement on appeals by the STJ and PBS.
Chances of loss (probable, possible, remote)	Possible
Analysis of impact in the case of losing the suit	Any unfavorable decision could generate significant financial damage to Company, in light of the amounts under discussion. Additionally, such a decision can open a precedent for similar judgments in other cases where future contracts for sale of gold are in dispute (total of 11 cases).
Amount provisioned (if any)	R$281,361,934.98
16

Jurisdiction	8[a] Vara Cível /TJMG
Instance	1st Instance
Date of filing	18.02.2004
Parties in the suit	Transger S/A(plaintiff)
Defendants: Ferrovia Centro Atlântica S/A, Mineração Tacumã Ltda, KRJ Participações S/A, CPP Participações S/A, Carmo Administração e Participações Ltda, Fundação Vale do Rio Doce de Seguridade Social — Valia and Companhia Siderúrgica Nacional — CSN (defendants)
Amounts, goods or rights involved	Incalculable — Request for annulment of the General Meeting.
Main facts	The plaintiff brought a lawsuit requesting compensation and annulment of the General Meeting authorizing the capital increase of Ferrovia Centro-Atlântica S.A. (“FCA”) in early 2003 on the grounds of alleged practice of abusive acts by FCA’s controlling group. The request was initially judged well founded, but the judgment was reversed by the TJMG in order to have another expert report. The case is currently at the expert investigation stage.
Chances of loss (probable, possible, remote)	Possible
Analysis of impact in the case of losing the suit	Incalculable amount
Amount provisioned (if any)	None

4.5 Impact analysis in case of loss of any relevant and sensitive cases that have not been disclosed in items 4.3 and 4.4 above, informing values involved
The company is not a relevant party in any sensitive cases.
4.6 Judicial, administrative or arbitral lawsuits, repetitive or related, based on similar legal facts and causes, which are not under secrecy and which together are relevant, in which the company or its subsidiaries are part, itemized as labor, tax, civil and other.
(i) Labor
17

Fact and/or legal cause	Subsidiary/joint liability, overtime, additional payment for danger/unhealthy conditions, notice to quit and Hours travelling.
Amounts involved	R$2.252.327.061,72
Amount provisioned (if any)	R$588,625,071.83
Company practice or that of subsidiary which caused the contingency	Difference of interpretation given by the company, employees and unions to various facts, legal and regulatory instruments concerning the issues above.
(ii) Tax
18

Fact and/or legal cause	Determining the basis for the calculation of financial compensation for exploitation of mineral resources — CFEM, which in a simple way means mining royalties.
Amounts involved	R$4,707,270,050.93, related to 182 claims the CFEM.
Amount provisioned (if any)	R$189,011,609.00
Company practice or that of subsidiary which caused the contingency	Divergences between Vale and the National Department of Mineral Production (DNPM) are concerning the composition of the basis for the calculation of the CFEM. The disputes are concerned mainly to the deductions of taxes, incidence of CFEM on the marketing of products processed industrially and the statute of limitations.
(iii) Civil
19

Fact and/or legal cause	Eleven pension funds claim receipt of purges made because of inflation arising from economic plans called Plano Verão and Plano Collor on amounts paid amounts paid under forward contracts for buying and selling gold concluded with Vale from 1988.
Amounts involved	R$1,214,490,060.93
Amount provisioned (if any)	If necessary there is a provision.
Company practice or that of subsidiary which caused the contingency	The contingency has been generated according to the edition of economic plans called Plano Verão and Plano Collor, both created by the Federal Government between 1989 and 1991. The contracts in discussion around these were all paid and given as settled by the plaintiffs at the time. However the plaintiffs started legal proceedings aimed at applying the decision on a matter judged in the STJ for savings accounts books, to contracts concluded with Vale, where there is no similarity with those concluded with banking institutions. Vale maintains that repayment of inflationary purges is not due.

4.7 Other significant contingencies
Below is a description of relevant legal proceedings instituted against the Company after the base date for this Reference Form (31.12.2009):
20

Jurisdiction	IRS
Instance	1st Administrative Instance
Date of filing	12/02/2010
Parties in the suit	IRS (plaintiff) and Vale (defendant)
Amounts, goods or rights involved	R$2,943,631,183.81
Main facts	The provisional measure 2,158-34/2001 provides for the taxation of profits earned by companies or subsidiaries abroad. In 2003, Valley filed a writ to have recognized their right in law not be subject to taxation of IRPJ and CSL in the form of art. 74 of the said provisional measure and subsequent re-editions, as governed by IN 213/02, because, in the company’s view, the provisional measure 2,158-34/2001 is in disagreement with the Federal Constitution. Vale got a preliminary injunction, but it was not confirmed. The appeal presented by Vale was received on both counts, restoring the effects of the injunction and suspending the chargeability of tax credit. Vale was required to pay IRPJ and CSSL on profits earned by affiliates and subsidiaries abroad, with a fine of 75%, in spite of the suspensive effect granted to the appeal. The goal of the IRS was to prevent the case lapsing because of the staute of limitations as regards the right to charge the tax for the period covered in the aforementioned Writ. Currently, the judgment of the appeal by Vale by the Administrative Council for Tax Appeals is awaited.
Chances of loss	Remote
Analysis of impact in the case of losing the suit/ Reasons for importance for the Company	In the event of a possible unfavorable decision, profits earned and not distributed by subsidiaries or affiliates abroad will be taxed
Amount provisioned (if any)	None
21

Jurisdiction	IRS
Instance	1st Administrative Instance
Date of filing	11/01/2010
Parties in the suit	IRS (plaintiff) and Vale (defendant)
Amounts, goods or rights involved	R$11,235,000,000.00
Main facts	The provisional measure 2,158-34/2001 provides for the taxation of profits earned by companies or subsidiaries abroad. In 2003, Valley filed a writ to have recognized their right in law not be subject to taxation of IRPJ and CSL in the form of art. 74 of the said provisional measure and subsequent re-editions, as governed by IN 213/02, because, in the company’s view, the provisional measure 2,158-34/2001 is in disagreement with the Federal Constitution. Vale got a preliminary injunction, but it was not confirmed. The appeal presented by Vale was received on both counts, restoring the effects of the injunction and suspending the chargeability of tax credit. Vale was required to pay IRPJ and CSSL on profits earned by affiliates and subsidiaries abroad, with a fine of 75%, in spite of the suspensive effect granted to the appeal. The goal of the IRS was to prevent the case lapsing because of the status of limitations as regards the right to charge the tax for the period covered in the aforementioned Writ. Currently, the judgment of the appeal by Vale by the Administrative Council for Tax Appeals is awaited.
Chances of loss	Remote
Analysis of impact in the case of losing the suit/ Reasons for importance for the Company	In the event of a possible unfavorable decision, profits earned and not distributed by subsidiaries or affiliates abroad will be taxed.
Amount provisioned (if any)	None
4.8 Rules of the country of origin of foreign issuer and rules of the country in which the foreign Company’s securities are held in custody, if different from the country of origin
Not applicable to the Company.

5. MARKET RISKS

5.1 Description, both quantitative and qualitative, of the main market risks to which the Company is exposed, including against foreign exchange risk and interest rates
Considering the nature of the business and operations of Vale, the main factors of market risk to which the company is exposed are: (i) interest rates, (ii) exchange rates, (iii) commodity prices, and (iv) inputs and other costs.
Exchange risk and interest rate
Vale’s cash flow is subject to price volatility in various currencies. While commodity prices are mostly indexed to the U.S. dollar, most of the costs, expenses and investments are indexed to currencies other than U.S. dollar, mainly the Brazilian real and Canadian dollar.
As this exposure is one of the largest faced by Vale, the Company elected to reduce the potential volatility of cash flows arising from currency mismatch through derivative instruments. The Company’s main strategy is to perform swap operations to equalize the currencies in the cash flow and also convert the debt tied to Brazilian Reais into U.S. dollars to diminish the impact of exchange rate changes on the cash flow of the Company, since the majority of its revenue is denominated in U.S. dollars.
The Company’s cash flow is also exposed to changes in interest rates on loans and financing. This exposure is insignificant when compared to exchange exposure.
The debt linked to variable interest rates in U.S. dollar consists mainly of loans including pre-payment of exports operations, loans at commercial banks and multilateral organizations. In general, these debts are indexed to the Libor rate (London Interbank Offered Rate). The natural hedge between fluctuations in interest rates and U.S. prices of metals reduces the volatility of Vale’s cash flow. In the case of an imbalance in this natural hedge, Vale analyses the option of using financial instruments to achieve the desired protection.
The percentages of the costs tied to various currencies are given in table below:
SUMMARY OF CONSLIDATED COST — PER CURRENCY

2009	BRL	USD	CAD	IDR	AUD	TOTAL
BRGAAP	62%	17%	16%	2%	3%	100%
USGAAP	64%	15%	16%	2%	3%	100%
As regards revenue, 93% is denominated in U.S. dollars and 7% in Brazilian Reais.
Regarding exposure to interest rate, after completion of hedge operations the company has 36% of its debt indexed to floating interest rates.
In December 31, 2009, the value of principal and interest on debt denominated in Brazilian Reais, and converted by swaps into U.S. dollars was R$ 11.6 billion (US$ 6.7 billion), with an average cost of 4.47% after the swap transactions, and maturing between November 2010 and December 2027, with half-yearly interest payments.
Risk of product prices
Vale is exposed to market risks associated with price volatility for its products in the international market. The Company’s main products are: iron ore and pellets, nickel, copper products, aluminum products, coal, platinum and other precious metals.
Nickel, aluminum and copper, platinum and other precious metals are sold in an active global market and traded on commodity exchanges such as the London Metal Exchange and the New York Mercantile Exchange. The prices of these metals are subject to significant fluctuations and are affected by many factors, including macroeconomic conditions and real and expected policies, levels of supply and demand, availability and cost of substitutes, inventory levels, investments by commodity funds and other actions by participants in the commodities market.

Risk of inputs and other costs
Vale is exposed in various markets to risk factors related to cost items. Among them, the most important are: energy and purchase of intermediate or final products. For more details about risks to supply of equipment, services and labor, see item “4.1”.
Rising costs of energy or power failure can adversely affect the Company’s business.
Energy costs are a major component of Vale’s production costs and represent 16.4% of the total cost of goods sold in 2009. To meet the energy demands of the Company, it depends on the following products, measured in tons of oil equivalent (TOE): petroleum products, which accounted for 39% of total energy demand in 2009, electricity (38%), coal (15%) and natural gas (6%).
Fuel costs represented 9.4% of the cost of goods sold in 2009. Price rises for oil and gas adversely affect Vale’s business interests in logistics, mining, pellets, nickel and alumina.
Electrical energy costs represented 6.2% of the total cost of goods sold in 2009. If it is not possible to guarantee a reliable access to electricity at reasonable prices, Vale may be forced to reduce production or face higher production costs. Any of these alternatives would affect negatively the results of operations.
In the past, there has been rationing of electricity consumption in Brazil, which may recur in the future, as there is no assurance that the Brazilian government’s policies will be sufficient to stimulate the growth of power generation capacity to meet the increase in future consumption. A future increase of shortages and government policies to combat or avoid shortages can negatively affect the cost and supply of electricity in the aluminum and ferro-alloy operations, which require high electricity consumption. Furthermore, changes in laws, regulations or government policies related to the energy sector or concession requirements could reduce the expected returns from investments in power generation.
In its subsidiary PT International Nickel Indonesia Tbk (PTI), Vale processes lateritic nickel ore through a pyrometallurgical process, which requires high energy consumption. Although PTI currently generates most of the electricity used in their operations in their own power plants, some hydrological factors such as low rainfall are likely to negatively affect the production of PTI electric power plants, which may increase considerably the risk of increased costs or reduced production by PTI.
5.2 Policy for Management of market risks, including objectives, strategies and instruments.
Vale has developed its risk management strategy with the objective of providing an integrated view of risks to which it is exposed. To do this, it not only assesses the impact of interest rates, exchange rates, commodity prices and supplies and other costs on business results (market risk), but also the risk from the obligations assumed by third parties to the Company (credit risk) and those inherent to production processes (operational risk).
Traditional metrics for measuring market risk such as VaR (value at risk) are not sufficient to assess the different types of exposure of the Company, as in the case of Vale, the main goal is to avoid situations of financial distress such as a breach of covenants or, more directly, liquidity problems that make it difficult to honor future commitments. The Company manages the probability of breaking of covenants of its debt — which could accelerate the payment of these — as well as the likelihood of using additional credit lines in extreme conditions.

In this context, the Company has an Executive Committee for Risk Management, whose powers are to issue an opinion on the principles and tools of risk management of the Company; and reporting to the Board periodically on the main risks to which Vale is exposed, among other information. For more information, see item 12 of this Reference Form.
a. Risks for which protection is sought
Vale conducts hedge operations with the goal of reducing the risk to commodity prices, foreign exchange, interest rates, costs, among others. These risks are detailed in item “5.2 c”.
b. Asset protection strategy (hedge)
Integrated risk management, which incorporates the various types of risk, as well as the relations between the various market risk factors (correlations), seeks to assess the impact that such events would bring, considering the so-called hedges naturally occurring in the company’s portfolio. Thus, in assessing the risk associated with Vale’s business, one can observe the positive effect associated with the diversification of its portfolio of products and currencies. This diversification implies a natural reduction of risk levels for the company. Any strategy to mitigate risk, when necessary, will be implemented when it significantly contributes to reducing the volatility of cash flow beyond the levels initially observed and desired.
Hedge programs seek to reduce the volatility of cash flow and reduce the likelihood of breach of covenant.
c. Instruments used for asset protection (hedge)
Protection programs for market risk employed by Vale and their objectives are:
•
Protection program of loans and financing in reais: Items protected are secured debts tied to the Brazilian real as the goal of these programs is to transform the debt in BRS into debt in U.S. dollars and thereby achieve a currency balance offsetting receivables (which are basically tied to U.S. dollar) with Vale payments. The instruments used in these operations are swaps that convert the cash flows of debt indexed to the CDI and / or TJLP (long term interest rates) to U.S. dollars. In these operations, Vale pays fixed and / or floating rates in U.S. dollars and receives remuneration linked to the CDI and / or TJLP.

•
Currency cash flow hedge program: the ultimate goal of this program, according to the strategy of protecting the currency of Vale, is balancing exposure to the currencies of receivables with payments. The financial instruments used in these programs are swaps and / or non-deliverable forwards.

•
Protection Program for loans and financing in Euros: the hedged item is a debt tied to the Euro and the goal of this program is to transform the obligation originally in Euros to a requirement tied to the U.S. dollar, reaching a better balance of currencies to offset the receivables — basically pegged to the U.S. dollar — against payments by Vale. The instruments used in this program are swaps where Vale receives floating rates in Euro (Euribor) and pays remuneration linked to floating rates in U.S. dollars (Libor).

•
Exchange Protection program for selling coal at a fixed price: the goal is to reduce volatility of cash flows associated with sales contracts for coal at fixed prices in order to equalize the currencies of cost and revenue. To do so, Vale carries out forward operations to buy Australian dollars in order to equalize the cost and revenue currencies.

•
Strategic Protection program for cash flow of aluminum: The objective of this program is to protect cash flow for the year 2010, whereby Vale carries out protection operations fixing the pricing of part of the sales of aluminum in the period. In this program, the Company used options and forwards contracts strategies.

•
Strategic Protection program for cash flow of nickel: The objective of this program is the protection of cash flows for the years 2010 and 2011, whereby Vale carries out protection operations fixing the pricing of part of the sales of nickel in the period. In this program, the Company used forwards contracts strategies.

•
Sales program for nickel at a fixed price: aiming to maintain its exposure to fluctuations in the price of nickel, the Company carries out derivative transactions to convert to a floating-price basis commercial nickel contracts with those clients seeking to fix the price. The operations are intended to ensure that prices for these sales are equivalent to the average price of the London Metal Exchange — LME upon physical delivery to the customer. In this program, Vale used forward contracts.

•
Protection Program for purchase of fuel oil — Bunker Oil: The objective of this program is to reduce the impact of fluctuations in the price of fuel oil (Bunker Oil) when procuring freight and hence reduce the volatility of Vale’s cash flow. The operations were made by the contracting of future oil purchases.

•
Protection program for the contracting of freight charges: The objective of this program is to reduce the impact of price fluctuations of sea freight contracted to viabilize the sale of products in CIF — Cost, insurance and freight and CFR — Cost and freight modalities and hence reduce the volatility of the Company’s cash flows. The transactions are made through FFA contracting — Forward Freight Agreement (hedging transaction price for shipping).

d. Parameters used for managing those risks
Vale believes that risk management is essential to support its growth strategy and financial flexibility. The risk reduction with regard to future cash flows improves the Company’s credit, facilitating access to various markets and reducing the cost of any borrowings. As a result, the Board established a policy of corporate risk management and an executive committee for risk management, to advise the Board on these issues.
The politics of corporate risk management determine that Vale regularly assess the risk associated with cash flow, as well as proposals for risk mitigation. As already highlighted, these, when necessary, will be implemented in order to reduce the risks in relation to the implementation of commitments made by the Company, both with third parties as to their shareholders.
The Board is responsible for the evaluation and approval of risk mitigation strategies that were recommended by the executive committee for risk management. The committee is responsible for issuing opinions on the principles and tools of risk management, as well as reporting regularly to the Executive Board on the process of managing and monitoring risks and on the major risks to which the Company is exposed, as well as the impact of these on cash flow.
e. If the Company uses various financial instruments with various objectives for asset protection (hedge) and what these goals are
The Company has no financial instruments with other goals than asset protection (hedge).

f. Organizational structure for risk management control
The policy and standards for risk management, which complement the norms for corporate governance of risk management, provide for the diversification of transactions and counterparts and the prohibition of derivative transactions of a speculative nature.
Beyond the normative framework of risk management, Vale also has a corporate structure with well defined responsibilities. The recommendation and implementation of the operations are carried out by independent areas. It is the responsibility of the area of risk management to define and propose to the Executive Committee for Risk Management operations or measures to mitigate market risk consistent with Vale’s strategy and its subsidiaries. It is the responsibility of the financial area to carry out the transactions involving derivatives contracts. The independence between areas ensures effective control over these operations.
g. Adequacy of the operational structure and internal controls to verify the effectiveness of the policy adopted
The monitoring and monthly assessment of Vale’s consolidated position allow it to keep pace with the financial results and the impact on cash flow and ensure that the goals originally outlined are met. The fair value calculation of the positions is made available weekly for management monitoring.
Several areas act as compliance in the process of risk management: the back-office, part of the financial area, is responsible for confirming the financial characteristics of transactions as well as the counterparties with which the operations were performed. This area, along with the area of risk management also assesses whether the operations were performed according to approval given. As well as these areas, the area of internal controls and accounting work to ensure that transactions were contracted in accordance with the existing instruments of governance.
5.3 Compared to last fiscal year, an indication of significant changes in key market risks to which the Company is exposed or the risk management policy adopted
There were no events that significantly alter the main market risks to which the Company is exposed.
5.4 Other information that the Company deems relevant
There is no further relevant information about this item “5”.

6. COMPANY HISTORY

6.1 Constitution of the Company
11.01.1943
6.2 Company Lifetime
Undetermined
6.3 Brief Company History
Vale was initially founded by the Brazilian Federal Government (Government of Brazil) on 01.06.1942, through Decree-Law No. 4352, and definitively on 11.01.1943, by the Assembly for the Definitive Constitution of the Companhia Vale do Rio Doce SA, in the form of mixed economy company, aiming to mine, trade, transport and export iron ore from the Itabira mines, and run the Vitória-Minas Railroad (EFVM), which carried iron ore and agricultural products from Vale do Rio Doce, in southeastern Brazil, to the port of Victoria, located in Espírito Santo.
The privatization process was initiated by the Company in 1997. Under Privatization Decree PND-A-01/97/VALE and the Resolution of the National Privatization Council — CND paragraph 2, of 05.03.1997, the Extraordinary General Assembly approved on 18/04/1997 the issue of 388,559,056 participatory non-convertible debentures, with a view to guaranteeing its pre-privatization shareholders, including the Federal Government itself, the right to participation in revenues from Vale’s and its subsidiaries’ mineral deposits, which were not valued for purposes of fixing the minimum price in the auction for the privatization of Vale. The Participatory Debentures were allocated to the shareholders of Vale in payment of the redemption value of preferred class “B shares” issued as bonus, in the proportion of one share owned by holders of class “A” common and preferred shares at the time, through the part capitalization of Vale’s revenue reserves. The Participatory Debentures could only be traded with prior authorization of CVM, as of three months from the end of Secondary Public Offering of Shares under the privatization process.
On 06.05.1997 the privatization auction was held, when the Brazilian government sold 104,318,070 Vale common shares, equivalent to 41.73% of the voting capital for Valepar SA (Valepar), for approximately R$ 3.3 billion.
Later, under the terms of the Bid, the Brazilian government sold another 11,120,919 shares representing approximately 4.5% of the outstanding common shares and 8,744,308 class “A” preferred shares, representing 6.3% of class “A” shares in circulation, through a limited offer to the employees of Vale.
On 20.03.2002 a Secondary Public Offering of Shares issued by Vale was held, in which the Brazilian Government and the National Bank for Economic and Social Development (BNDES) each sold 34,255,582 Vale common shares. The demand by investors in Brazil and abroad was substantial, exceeding supply by about three times, which led to the sale of the entire batch of 68,511,164 shares. A portion of about 50.2% was posted in the Brazilian market and the remainder was sold to foreign investors. Later, on 04.10.2002, the proper certification of the Participatory Debentures was obtained from CVM, the Securities Commission, allowing their trading on the secondary market.
The following describes the most significant historical events in the history of the Company since its incorporation:
1942
• President Getulio Vargas, by Decree-Law nº 4352 of 01.06.1942, sets out the basis on which Companhia Vale do Rio Doce SA would be organized. By Decree-Law, the Brazilian Company for Mining and Metallurgy and Mining Company Itabira would be expropriated.
1943
• Vale is constituted on 11.01.1943, as mixed economy company, pursuant to Decree-Law nº 4.352/42.
• Listing of Vale shares on the Rio de Janeiro Stock Market (BVRJ) in October 1943.
1944
• First business with Vale shares on the BVRJ occurred in March 1944.
1952
• The Brazilian Government takes definitive control of Vale’s operational system.
1953
• First shipment of iron ore to Japan
1954
• It revises its business practices abroad, and proceeds to contact directly steel mills, without the intermediation of traders.

1962
• Signed long-term contracts with Japanese and German steel mills.
1964
• Opening of Vale’s first office outside of Brazil in Dusseldorf, Germany.
1966
• Opening of the Port of Tubarão, in Vitória, in Espírito Santo, which is connected to the iron ore mines by the Vitoria a Minas Railroad.
1967
• Geologists of the Southern Mining Co., a subsidiary of United States Steel Corp. (U.S. Steel), record the occurrence of iron ore in Carajás, Pará State.
1968
• Vale shares become part of the IBOVESPA index.
1969
• Inauguration of Vale’s first Pellet Plant in Tubarão, in Espírito Santo, with capacity for 2 million tons / year.
1970
• Agreement makes Vale the majority shareholder of the Carajas venture in Para State, along with U.S. Steel.
1972
• Vale signs agreement with Alcan Aluminum Ltd. of Canada for a project to mine bauxite in the Rio Trombetas, where Mineração Rio do Norte (MRN) was set up.
1974
• It becomes the largest exporter of iron ore in the world, with 16% of seaborne iron ore market.
1975
• For the first time, Vale issues bonds in the international market, worth 70 million marks, with the intermediation of Dresdner Bank.
1976
• Decree No. 77.608/76 grants Vale the concession to construct, use and operate the railroad between Carajás and São Luís, in Pará and Maranhão states, respectively.
1977
• Vale announces priority for the Carajas Project, in order, from 1982, to start the export of iron ore through the Port of Itaqui (MA).
1979
• Beginning of the effective implementation of the Carajás Iron Ore Project, adopted as the main goal of Vale’s business strategy.
1980
• Federal Government approves the Carajas Iron Project and gives financial backing.
1982
• With the start of Valesul Aluminio SA in Rio de Janeiro operations, Vale joins the aluminum sector and helps to reduce imports of the metal into Brazil.
1984
• Inauguration of Vale office in Japan.

1985
• On February 28, the Carajás railroad (EFC) was inaugurated and handed over to Vale.
• Inauguration of the Carajás Iron Ore Project, which increases the productive capacity of the company, now organized in two separate logistic systems (North and South).
1986
• Start of operation of the Port Terminal of Ponta da Madeira, in São Luís in the state of Maranhao.
1987
• The EFC begins operating on a commercial scale.
1989
• Implementation of the Profit Sharing Program for Vale employees.
1994
• In March, Vale launches its program for American Depositary Receipts (ADR) Level 1, negotiable on the OTC market of the United States.
1995
• Vale is included in the National Privatization Program by Decree No. 1510 of June 1, signed by the President.
1996
• On October 10, the National Privatization Council (CND) approves the model for privatization of Vale.
1997
• BNDES releases on March 6, the terms of the bidding for the privatization of VALE.
• On April 18, Vale issues 388,559,056 Participatory Debentures that can only be traded with prior authorization of the CVM, as of three months from the end of Secondary Public Offering of Shares under the terms of the privatization process.
• On May 6, Vale is privatized in an auction held at the Stock Exchange of Rio de Janeiro. Valecom consortium, put together by the Votorantim Group, and the Brazil Consortium, led by Companhia Siderurgica Nacional (CSN) took part in the auction. The Brazil Consortium buys 41.73% of common shares of VALE for US$ 3,338 million at present-day values.
1998
• In the first year after privatization, Vale reaches 46% growth in profit over 1997.
1999
• It has the largest profit in its history so far: US$ 1.251 billion.
2000
• On February 2, Vale opened the Container Terminal of the Port of Sepetiba.
• In May, Vale acquires Mineração Socoimex S.A.and S.A. Mineração da Trindade (Samitri), companies producing iron ore, initiating the consolidation of the market for Brazilian iron ore.
• On June 20, Vale announced the listing of its American Depositary Receipts (ADRs), representing preferred shares of the Company on the Stock Exchange of New York (NYSE) in a “DR” Level II program approved by the CVM.
• On August 31, the Extraordinary General Meeting approved the merger of a wholly owned subsidiary Mineração Socoimex S.A, without issuing new shares, aiming to add to the assets of the Company the Gongo Soco mine, with reserves of high grade hematite in the iron quadrangle in Minas Gerais.

2001
• In February, the Board of Directors of Vale authorizes the start of the process of divesting its holdings in the sector of pulp and paper.
• On February 19, the shares of S.A. Mineração da Trindade (Samitri) are incorporated by Vale, with no increase of capital and without issuing new shares, by using shares held in treasury, as authorized by the CVM.
• In March, shareholdings involving Vale and CSN are unwound.
• In April, Vale acquires 100% shareholding in Ferteco Mining SA, the third largest producer of iron ore in Brazil at the time.
• In October 2001, the General Assembly of Shareholders approved the incorporation of wholly owned subsidiary Samitri, without issuing new shares and with no capital increase in Vale, in line with guidelines for administrative and financial streamlining.
2002
• In March, the pellet plant in Sao Luis, in Maranhão state, is officially opened.
• On March 21, the comprehensive sale offer of 68,511,164 Vale common shares owned by the Brazilian Government and BNDES was concluded, of which approximately 50.2% was posted in the Brazilian market and the remainder sold to outside investors. The selling price in Brazil was R$ 57.28 per share and abroad US$ 24.50 per ADR.
• Vale common shares start to be traded on the NYSE in the form of ADRs.
• The Company’s common shares also start to be traded on the Madrid Stock Exchange — Latibex.
• The foundation stone of the Sossego Copper Project, State of Pará, is laid
• In October 2004, VALE obtains from the CVM registration of Publicly Traded Participatory Debentures.
• On December 16, the General Assembly of Shareholders approved Vale’s Dividend Policy in order to increase both transparency and financial flexibility, taking into account the expected path of the Company’s cash flow.
• On December 27, the Extraordinary General Meeting approved the Amendment to the Bylaws in order to (i) expand the Company’s activities in energy and logistics, (ii) adjust the Statutes to the new rules introduced by Law No. 10303 of 10/31/2001 and (iii) introduce the principles of best corporate governance practices.
2003
• On February 14, Vale completes the acquisition of 100% stake in Elkem Rana AS (Rana), a Norwegian producer of ferroalloys, for the price of US$ 17.6 million.
• On March 31, Vale acquires 50% stake in Caemi Mineracao e Metalurgia SA (Caemi) for US$ 426.4 million.
• On August 29, Vale incorporates the wholly owned subsidiaries Celmar SA — Indústria de Celulose e Papel SA and Ferteco Mining
• On November 7, Vale completes the restructuring of shareholdings in logistics companies, which was aimed at the elimination of the relationship between Vale and CSN in the shareholding structure of the Ferrovia Centro-Atlantica SA (FCA), Companhia Ferroviária do Nordeste (CFN) and CSN Aceros S.A. (CSN Aceros).
• On December 12, Vale adheres to Level 1 of the Program for Differentiated Corporate Governance Practices established by the BM&F Bovespa Exchange.
• Continuing the process of simplifying its operating structure, on December 30, Vale incorporates the following wholly owned subsidiaries: Rio Doce Geologia e Mineração S.A. — Docegeo (Docegeo), Mineração Serra do Sossego S.A. (MSS), Vale do Rio Doce Alumínio S.A. — Aluvale (Aluvale) and Mineração Vera Cruz S.A. (MVC).
2004
• On July 02, the Sossego mine opens, the first copper mine in Brazil, in the State of Pará. This project, completed in record time.
• In November Vale wins an international bidding for coal mining in the Moatize region of northern Mozambique.
• In December, Vale signed a memorandum of understanding with ThyssenKrupp Stahl AG (ThyssenKrupp) for the construction of an integrated steel slab plant with a capacity of 5 million tons in the State of Rio de Janeiro.

2005
• Vale is the first Brazilian company to achieve a risk score greater than the host country and the only one to have this recognition for three different rating agencies: ie Investment grade, given by Moody’s, and confirmed by Standard & Poor’s and Dominion Bond.
• In July, Vale signs an agreement with two Australian mining companies to carry out studies to exploit the Belvedere Underground Coal Project, located in the State of Queensland, Australia.
• On September 22, it launches Vale Investir, a program that allows investors to automatically reinvest Brazilian funds from shareholders payments — dividends and / or interest on capital — to buy shares of the Company.
• In November, Vale agrees to acquire a minority stake in Ceara Steel, a steel slab project aimed at exporting from the state of Ceará, with a nominal capacity of 1.5 million tons of slabs per year.
• The Company consolidates its entry into the copper concentrate industry, with the first full year of operation of the Sossego Mine and sales to 13 customers in 11 different countries.
• In the last quarter of 2005, Vale acquires 99.2% of Canico Resources Corp. (Canico), which owns the lateritic nickel project Onça Puma, located in Para State, for approximately US$ 800 million.
2006
• In January, Vale acquires mineral resources, land and mining equipment from the Rio Verde Mineração (Rio Verde) for US$ 47 million.
• In February, the acquisition of all shares of Canico is completed, these being removed from trading on the Toronto Stock Exchange.
• In March, it inaugurated the expansion of production capacity is inaugurated of alumina refinery Alunorte
• Alumina do Norte do Brazil SA (Alunorte), located in Barcarena in the state of Pará
• On May 3, Vale completes incorporation of shares of Caemi, now holding 100% of the shares.
• On July 3, Vale buys 45.5% stake in Valesul Aluminio SA and now owns 100% of the shares.
• On August 11, the Company announces that it intends to offer to acquire all common shares of Inco Limited (Toronto Stock Exchange — TSX Stock Exchange and New York — NYSE under the symbol N) (Inco). The offer is consistent with long-term corporate strategy and strategy for the non-ferrous metals business of Vale.
• In the third quarter, Vale divided the administration of former Southern System for production and distribution of iron ore into two departments: the Southeastern System and the Southern System, and began to report production separately for each system.
• In September, Mineracoes Brasileiras Reunidas SA — MBR (MBR) buys 25% stake in a joint venture, Zhuhai YPM, to build a new pellet plant in Zhuhai, in the region of Guandong, China.
• On October 5, Vale opens the Brucutu Project, the largest mine / plant complex in the world for initial production capacity of iron ore, located in São Gonçalo do Rio Abaixo in Minas Gerais.
• On October 26, Vale concludes the financial settlement of a major part of the acquisition of Canadian miner Inco Ltd., the second largest nickel producer in the world, effecting payment of US$ 13.3 billion for the purchase of 174,623,019 shares issued by Inco. On November 6, Vale joined the control group of Usiminas steel company in Minas Gerais — (Usiminas).
2007
• In January, Vale completed the expansion of iron ore production capacity in Carajás, which now reaches 100 million tons per year.
• On January 30, the acquisition of Inco (now Vale Inco Limited) is ratified at Vale Extraordinary General Meeting. The nickel business is now managed from Toronto as well as activities related to marketing and sales of metals. With the completion of its acquisition of Inco, Vale becomes the second largest mining and metals company in the world by market value.
• On February 16, Vale announces secondary public offering of shares of Log-In Logistica Intermodal SA (Log In).
• On February 26, Vale signs a sale and purchase agreement to acquire Australian AMCI Holdings Australia Pty (AMCI), which operates and controls coal assets through holdings in joint ventures.
• In March 2007, Vale acquires an 18% stake in Ferro-Gusa Carajás S.A. (FGC), which belonged to Nucor do Brasil S.A for 20 million dollars, and now holds a 100% stake in FGC.
• In May, Vale signs a usufruct contract, and now controls the entire capital of the MBR, for the following 30 years.

• On May 2, Vale signs a freight contract for 25 years with Bergesen Worldwide (B.W. Bulk), which provides for the construction of the four largest bulk carriers in the world, each with a capacity of 388 thousand tons.
• On June 28, the Government of Mozambique approved the mining contract for the operation, by Vale, of the Moatize coal project in the province of Tete in the northwest of the country.
• On August 30, shareholders meeting at an Extraordinary General Meeting, ratify the acquisition of control of AMCI Holdings Australia by the Company.
• On November 29, Vale begins to use the brand “Vale” in all countries where it operates and at the same time takes on a new global identity.
• On December 21, Vale signs an agreement for commercial exploitation for 30 years of 720 km of the Norte-Sul railroad (FNS).
2008
• In the first half of 2008, Vale launches operations to increase capacity in the production of pellets in Samarco, a (50% -50%) joint venture with BHP Billiton in the Brazilian State of Espirito Santo.
• Vale leases three pellet plants in the Tubarão complex, in Vitória (ES), owned by the JV’s in which it participates (Itabrasco, Kobrasco and Nibrasco).
• On May 5, Vale signs a sale and purchase agreement to acquire the mining and surface rights in the municipalities of Rio Acima and Caeté (MG).
• In July, Vale makes a global offering of 256,926,766 ordinary shares and 189,063,218 preferred shares, including ADSs, in order to promote investment and strategic acquisitions as well as maximizing the financial flexibility of the Company. The aggregate value of Vale’s global offer, after underwriting discounts and commissions, including the values of the exercise of further stock options, was US$ 12.2 billion. In August, exercising the option of complementary lot, Vale issues 24,660,419 class A preferred shares.
• In connection with the offer above, Vale lists and trades its common and preferred ADSs on Euronext Paris.
• On August 3, Vale orders the building of 12 large ships for carrying iron ore, buys used vessels and signs long term freight contracts. The total investment was US$ 1.6 billion for the construction of new ships and US$ 74 million for the purchase of used ships.
• On August 14, Vale announces its intention to invest in building a new steel plant in Marabá in Para State, with an annual production capacity of 2.5 million metric tons of semi-finished steel.
• On October 31, Vale announces a reduction in its rate of production of iron ore, pellets, nickel, manganese, ferro-alloys, aluminum and kaolin, in the face of the impact of global economic crisis on the demand for minerals and metals.
• On December 16, Vale signs with African Rainbow Minerals Limited (ARM) and its subsidiary TEAL Exploration & Mining Incorporated (TEAL) a contract providing for operations in the copper business, for CAD $ 81 million.
• On December 23, Vale signs a sale and purchase agreement to acquire 100% of the coal exporting assets of Cementos Argos SA (Argos) in Colombia for US$ 300 million.
2009
• On January 30, Vale signs with Rio Tinto plc (Rio Tinto) a sale and purchase agreement for the acquisition, through cash payment, of iron ore and potash assets.
• On March 24, Vale completes the previously announced transaction, and creates a 50:50 joint venture with ARM for future development and operation of the assets of TEAL Exploration & Mining Incorporated (TEAL), expanding in December 2008 the strategic options for growth in the copper business in Africa.
• On March 27, Vale initiates the construction of the Moatize project, in Tete province, Mozambique. The project involves investments of US$ 1.3 billion and has a nominal production capacity of 11 million metric tons (Mt) of coal, comprising 8.5 Mt of metallurgical coal and 2.5 Mt of thermal coal.
• On April 1, the Company concluded the acquisition of the assets of export thermal coal with Argos in Colombia.
• On April 16, Vale completes the sale of all of its 14,869,368 common shares issued by Usiminas and linked to the steel mill’s existing shareholders agreement.

• On May 21, the Board of Directors of Vale approve the revised 2009 investment budget for US$ 9.035 billion as compared with the US$ 14.235 billion announced on October 16, 2008.
• On May 22, the Extraordinary General Meeting of Vale approves the proposal to change its name from Companhia Vale do Rio Doce SA to Vale SA
• On June 23, Vale launches a project to produce biodiesel to fuel its operations and projects in northern Brazil, from 2014, using palm oil as feedstock, which will be produced by a consortium between Vale and Biopalma Amazonia SA (Biopalma).
• On July 13, the Company announces that its unionized employees in Sudbury and Port Colborne in Ontario, Canada, are on strike. The same happens on the 1st of August, with the unionized employees of its operation in Voisey’s Bay in the province of Newfoundland and Labrador, Canada.
• On July 22, Vale signs a memorandum of understanding (MOU) with ThyssenKrupp to raise its stake in ThyssenKrupp CSA Siderurgica do Atlantico Ltda. (TKCSA) from 10% to 26.87% through a capital injection of EUR $ 965 million.
• On September 18, Vale completes the acquisition of the operations of iron ore in Corumbá, located in Mato Grosso do Sul, owned by Rio Tinto PLC (Rio Tinto) and other controlled entities.
• On October 19, the Board of Directors of Vale approves the investment budget for 2010, including expenditures of US$ 12.9 billion dedicated to sustaining existing operations and promoting growth through research and development (R & D) and project execution.
6.4 Date of registration with the CVM
Vale was registered with the CVM in 02.01.1970 under CVM code No. 00417-0.
6.5 Major corporate events such as takeovers, mergers, stock acquisitions, divestitures and acquisitions of corporate control, acquisitions and divestitures of important assets, which the Company or any of its subsidiaries or affiliates have gone through over the past three fiscal years 1[1]:
2007
Acquisition of Inco Limited
In January 2007, Inco Limited (currently Vale Inco) became a subsidiary of Vale through an amalgamation operation, concluding the acquisition process started in October 2006 when Vale acquired 75.66% of the outstanding common shares through public offer and subsequent delisting of the company. The total cost was US$ 18,931 million, the same having been duly ratified at the Extraordinary General Meeting held on 30/01/2007.
Acquisition of controlling interest of AMCI Holdings Australia Pty (AMCI)
In April 2007, Vale completed the acquisition of the entire share capital of AMCI Holdings Australia Pty (now Vale Australia) for approximately US$ 1.328 billion at the time of payment. Vale Australia is a privately held company headquartered in Australia, which operates coal assets indirectly through participation in joint ventures. That acquisition was duly ratified by the Extraordinary General Meeting held on 30.08.2007.
Vale participation was equivalent to a nominal production capacity of 8 million tons of coal (mainly metallurgical coal) and reserves of 103 million tons.
Acquisition of the remaining interest in MBR
On 02.05.2007, Vale increased its indirect stake in Minerações Brasileiras Reunidas SA-MBR (MBR), a company which owns iron ore assets of high quality. Vale’s direct participation in the capital of MBR is 49%. The other 51% belong to Empreendimentos Brasileiros SA Mining — EBM (EBM). Until May 2007, Vale’s participation in EBM was 80% of the capital, when Vale acquired an additional 6.25% of the capital of EBM and signed a usufruct deal for the remaining 13.75% of the capital of EBM, ensuring control of MBR decisions for the next 30 years. The acquisition cost of EBM shares was US$ 231 million (equivalent to US$ 467 million on the date of disbursement) in cash, and for the usufruct contract, Vale made the payment of an entry in the amount of US$ 61 million (equivalent R$ 116 million on the date of disbursement), and undertook to pay 29 annual installments of US$ 48 million each.

Usinas Siderurgicas de Minas Gerais SA (Usiminas)
On 07.05.2007, Vale sold part of its stake in Usiminas in a secondary public offering of common shares of Usiminas, held in conjunction with the Caixa de Previdência dos Funcionários do Banco do Brasil (Welfare Fund for Staff of the Bank of Brazil) — PREVI. Under the offer, Vale sold 13,802,499 shares, of which 14,676 shares in the form of global depositary shares (GDS), having received the total amount of R$ 1,475.5 million, equivalent to the price of R$ 110.00 per common share and US$ 54.36 per GDS, defined according to the book building procedure for collection of an intention to invest made in the course of the offer.
The offer consisted, initially, of the distribution of 12,034,078 shares held by Vale, but the Company granted an option to the lead coordinator of the offering to distribute up to 1,805,112 additional shares under the same conditions and stock price initially offered, to meet any excess demand. The coordinator partially exercised the option, buying an additional 1,768,421 shares.
Subsequently, in April 2009, Vale completed the sale of all of its remaining 14,869,368 common shares issued by Usiminas linked to the existing shareholders agreement of Usiminas, representing 5.89% of common shares and 2.93% of total share capital of Usiminas, to a group of current shareholders of Usiminas (Camargo Corrêa, Mitsubishi Corporation, Nippon and Votorantim). The price was R$ 40.00 per Usiminas common share and the transaction amounted to R$ 594.7 million in cash. With the completion of the transaction, Vale ceased to have any participation in Usiminas.
IPO Log-In Logística Intermodal Logistics Ltd (Log-In)
On 25.07.2007, the public offering of 59,526,081 common shares, nominative, without par value, issued by Log-In was closed. It comprised the primary distribution of 31,111,110 new shares and a secondary distribution of 28,414,971 shares owned by Vale, at a price of R$ 14.25 per share (“Distribution Price per Share “), with the Supplementary Stock Option as defined below already included. On July 17, 2007 Lead Coordinator exercised, in its entirety, the option that was granted by Log-In and Vale for the subscription of a further block of 7,259,277 common shares of Log-In, including 4,057,970 new supplementary shares issued by Log-In and 3,201,307 shares supplementary owned by Vale, which were distributed at the Distribution Price per Share. Considering the shares and the supplementary shares, the total value of the Offer was: R$ 848,246,654.25. With the completion of the Offer, Vale’s participation in Log-In went to 31.3% of capital stock and the Log-in shares with voting rights. Currently, Vale shares an agreement with Mitsui & Co., as to the appointment of board members of Log-In.
Lion Ore Mining International
On 18.07.2007, Vale sold its minority stake in Lion Ore Mining International, a Canadian company that operates in the nickel sector, for US$ 105 million (equivalent to R$ 197 million on the date of receipt.)
Acquisition of blocks for gas exploration
On 27.11.2007, Vale won an auction bid for nine blocks for gas exploration in different regions of Brazil, for R$ 31 million in cash in an auction sponsored by the National Agency for Petroleum, Natural Gas and Biofuels (ANP). Vale’s participation in the auction for gas exploration aimed to meet their needs for energy consumption.
In the Santos basin, Vale won an auction for three shallow water blocks: (1) SM-791 and SM-792 through Vale consortium (30%), Petrobras (40%) and Maersk Oil (30%), and (2) SM-731 through Vale consortium (40%) and Petrobras (60%).
In the Para basin — Maranhão, the Company won an operating license in four blocks in shallow water - PAMA-M187, PAMA-M188, PAMA-M222, PAMA-M223 — through Vale consortium (30%), Petrobras (40%) and Ecopetrol SA (30%).
In the Northeast, in the Parnaiba basin, Vale knocked down two blocks, PN-T66 and PN-T86, through Vale consortium (20%), Petrobras (40%) and Devon Energy Corporation (40%).
Norte-Sul Railroad Concession
On 27.12.2007, Vale, through its subsidiary Ferrovia Norte Sul S.A., signed a sub-concession contract for commercial exploitation for 30 years of 720 km of the South of the Norte-Sul Railroad, including the railway line which will link Açailândia in the state of Maranhao, to Palmas in Tocantins state. Vale will pay about R$ 1.478 billion for the right to operate this stretch. In December 2007, Vale made the payment of the first tranche of R$ 739 million, equivalent to 50% of the total price of the sub-concession. The second tranche, amounting to 25% of the total price of the sub-concession was US$ 216 million (equivalent to approximately R$ 462 million on the date of disbursement). The final installment will be paid at the end of last stretch to be delivered, updated by IGP-DI to date of payment. Additionally, Vale will invest R$ 66 million in the railway infrastructure (signage, workshops, petrol stations etc.) by 2010. This project will create a new corridor for the transport of general cargo, mainly for the export of soybeans, rice and corn produced in north-central Brazil. In 2009, the FNS received its registration as a public company.

2008
Jubilee Mines
On 12.02.2008, Vale sold its minority stake in Jubilee Mines, a nickel producing company in Australia, for US$ 130 million (R$ 232 million on the date of receipt).
Incorporation of Ferro Gusa Carajás S.A. (FGC) and Mineração Onça Puma S.A. (MOP)
In 29.04.2008 and 29.12.2008 respectively, the incorporation of wholly owned FGC and MOP by Vale was approved, without issuing new shares and with no change in the capital of Vale. The asset values of FGC and MOP were evaluated, on 03/28/2008 and 28/11/2008 respectively, by Deloitte Touche Tohmatsu and ACAL Consulting and Audit S / S, for R$ 386,733,909.42 and R$ 2,916,326.00 respectively. The incorporations were intended to strengthen the strategic positioning of Vale to simplify and streamline administrative and financial operations.
Acquisition of Mining Rights of Mineração Apolo
On 05.05.2008 we acquired mining and surface rights belonging to Apolo in the municipalities of Rio Acima and Caeté, state of Minas Gerais. The total cost of acquisition, which added to Vale resources estimated at 1.1 billion metric tons of iron ore, was US$ 154.3 million (equivalent to R$ 255.8 million at the date of disclosure of acquisition), of which US$ 9.3 million (equivalent to R$ 15.4 million on the date of disclosure of the acquisition) was paid as a purchase option in May 2005 and US$ 145 million (equivalent to R$ 240.4 million at the date of disclosure of the acquisition) in 2008.
Global Offering
On 05.08.2008, Vale a held Primary Public Offering (recorded under Nº CVM/SRE/REM/2008/010) of 256,926,766 common shares and 189,063,218 preferred class A shares, all nominative, without par value issued by Vale, including in the form of American Depositary Shares (ADSs), represented by American Depositary Receipts (ADRs), at the price of R $ 46.28 per common share and US$ 29.00 or € 18.25 per ADS ordinary, and at R$ 39.90 per class A preferred share and US$ 25.00 and € 15.74 per ADS or preferred, totaling R$ 19,434,193,128.68. Under the International Offering were placed 63,506,751 preferred class A shares and 80,079,223 common shares in the form of ADSs represented by ADRs. The total number of shares contemplated in the Offer, also included 24,660,419 Class A preferred shares issued by Vale in respect of the exercise of the Supplementary Lot Option by the Lead Coordinator of the Offer, this option having been granted under Article 24 of CVM Instruction 400.
The implementation of the Global Offer, its terms and conditions and the capital increase for Vale were authorized at Vale Board meetings held on June 12, 2008, July 1, 2008, July 17, 2008 and August 5, 2008 and setting of the price per share was approved at a meeting of Vale Board held on July 16, 2008 and the issuance of shares for the Supplementary Lot Option was approved at a meeting of Vale Board held on August 5, 2008.
There was no significant impact on equity as the Global Offering was pulverized.
2009
Acquisition of potash assets
On 30.01.2009, Vale signed with Rio Tinto plc (Rio Tinto) a contract of sale and purchase for the acquisition, on a cash basis, of potash assets. The assets, purchased for US$ 850 million (equivalent to approximately R$ 1.995 billion at the time of payment), represented 100% of the Colorado River project, located in the provinces of Mendoza and Neuquen, Argentina, and 100% of the Regina project, Province of Saskatchewan, Canada. The Rio Colorado project includes the development of a mine with an initial production capacity of 2.4 Mtpy of potash (potassium chloride, KCl) and potential for expansion up 4.35 Mtpy, with construction of a railway branch of 350 km, port and power-station. The estimated mineral resources amount to 410 Mt. Regina is at the exploration stage, with potential for an estimated annual production of 2.8 Mt of KCI. The project area includes infrastructure for water supply, energy and logistics services, allowing the transport of the final product to Vancouver on the west coast of Canada, which will facilitate access to the Asian market.

Acquisition of copper mining assets in Africa
On 24.03.2009, Vale finished creating a 50:50 JV with African Rainbow Minerals Limited (ARM) for the development and operation of the copper assets of TEAL Exploration & Mining Incorporated (TEAL), expanding the strategic options for growth in the business in Africa. The operation involved a series of stages through which Vale has acquired a 50% stake in the subsidiaries of TEAL for CAD $ 81 million (equivalent to R$ 139 million on the date of payment), as well as an offer to close the TEAL’s own capital held by ARM at a price of CAD $ 3.00 per share in cash. As a result of this transaction, the assets of TEAL are owned directly or indirectly by the new joint venture controlled by Vale and ARM.
Acquisition of coal assets in Colombia
On 01.04.2009, Vale completed the acquisition of the coal mining assets of Cementos Argos SA (Argos) in Colombia for US$ 306 million (equivalent to R$ 695 million on the date of payment), including the coal mine El Hatillo, located in the department of Cesar, a coal deposit in the exploration stage, Cerro Largo, a minority stake in the Fenoco consortium, which holds the concession and operation of the railroad that links the coal operations to the Rio Cordoba port - SPRC, and 100% of the concession for this port, which is located on the Caribbean coast in the department of Magdalena. As Colombia is the third largest exporter of thermal coal of high quality in the world, given the low sulfur content and high calorific value, Vale aims to build a new platform for coal assets in the country in order to expand their options for growth in this segment. The acquired assets will be managed by its subsidiary Vale Coal Ltd. Sucursal Colombia (Vale Columbia).
Acquisition of iron ore assets
On 18.09.2009, Vale completed the acquisition on a cash basis of the Corumbá iron ore operations, located in Mato Grosso do Sul, owned by Rio Tinto plc (Rio Tinto) and other controlled entities, for US$ 750 million (equivalent to R$ 1.473 billion at the time of payment). The iron ore assets represent 100% of the mining operations of iron ore open pit of Corumbá, in Mato Grosso do Sul, Brazil, and logistics assets, including port and river barges. The logistics assets enable Vale to be 70% self-sufficient in the transportation of iron ore on the Paraguay River.
Increased participation by ThyssenKrupp CSA Siderurgica do Atlantico Ltda. (TKCSA)
On 21.09.2009, Vale concluded an agreement with ThyssenKrupp Steel AG (ThyssenKrupp) to increase its 10% stake in CSA to 26.87% through a capital contribution of EUR $ 965 million (equivalent to R$ 2.532 billion at the time of payment). By the end of 2008, capital contributions to CSA resulted in the payment by Vale of US$ 478 million (equivalent to R$ 930 million on the date of payment). CSA is building an integrated steel slab mill, with a nominal capacity of five million metric tons of slab steel per year in Rio de Janeiro. Production start is planned for the first half of 2010. As a strategic partner of ThyssenKrupp, Vale is the sole and exclusive supplier of iron ore to CSA.
Sale of Assets of nickel
As a result of the strategic review of operations of nickel, Vale sold its indirect participation in International Metals Reclamation Company, Inc. (Inmetco) on 31.12.2009 for US$ 34 million (equivalent to R$ 59 million) and 65% of Jinco Nonferrous Metals Co., Ltd (Jinco) on 09.12.2009 for US$ 6.5 million (equivalent to R$ 11 million). Inmetco, formerly a wholly owned subsidiary of Vale Inco in Ellwood City, Pennsylvania, USA, is dedicated to the recycling of nickel, chromium and other metal by-products generated by the production of stainless steel and specialty metals. Jinco operates Chinese nickel facilities and produces nickel sulfate and nickel chloride. That same month, Vale entered into agreements to sell its stake of 76.7% in Inco Advanced Technology Materials (Dalian) Co. Ltd., (Iatm-D) and 77% of Inco Advanced Technology Materials (Shenyang) Co. Ltd. (Iatm-S), which operates manufacturing facilities for nickel foam in China for US$ 7 million to partners of the remaining shareholders. Due to the above transactions, Vale no longer has any equity interest in Inmetco, in Jinco, or Inco Advanced Technology Materials Dalian and Shenyang.
2010
Incorporation of the Sociedade de Mineração Estrela de Apolo S.A. (Estrela de Apolo) and Mineração Vale Corumbá S.A. (Vale Corumbá)
On 22.01.2010 Vale approved the incorporation of its wholly owned subsidiaries Estrela de Apolo and Vale Corumbá, without issuing new shares and with no change in Vale capital, at their respective book asset value, with the release of their assets to Vale. According to the Appraisal Reports, produced by Domingues e Pinho Accountants on 31.10.2009, the asset value of Estrela de Apolo was R$ 4,160.00 and R $ 354,766,285.89 for Vale Corumbá. The main objective of the incorporations was to simplify corporate structure and optimize resources and costs.

Disposal of minority interests in Bayóvar
On 31.03.2010, Vale signed an agreement with The Mosaic Company (Mosaic) and Mitsui & Co. Ltd. (Mitsui), for the sale of minority stakes in the Bayovar phosphate rock project found in Peru, through a newly created company that will manage and operate the project. Subject to the terms and conditions set forth in the definitive agreement to purchase shares, Vale agreed to sell 35% of total capital to Mosaic for US$ 385 million and 25% of total capital to Mitsui for US$ 275 million. Upon completion of these transactions, Vale will maintain control of the Bayóvar project, with 51% of the voting capital and 40% of the total capital of the new company.
The transaction is subject to finalization of the shareholders agreement and the definitive marketing agreements between the parties, and some relevant government approvals and other customary conditions.
Acquisition of iron ore deposits (Simandou)
On 30.04.2010, Vale acquired from BSG Resources Ltd. (BSGR) a 51% stake in BSG Resources (Guinea) Ltd., which holds concessions for iron ore in Guinea, Simandou South (Zogota) and exploration permits for Simandou North (Blocks 1 & 2). Vale will pay US$ 2.5 billion for the acquisition of these assets, of which $ 500 million cash (equivalent to R$ 865 million on the date of payment), and the remaining US$ 2 billion in tranches subject to the achievement of specific milestones.
The joint venture between Vale and BSGR will implement the Zogota project and conduct feasibility studies for Blocks 1 & 2, with the creation of a logistics corridor for the flow of materials through Liberia. For the right to move goods through Liberia, the joint venture is committed to renew 660 km of the Trans-Guinea railway for passenger and light cargo. Vale will be responsible for asset management, marketing and sales of the joint venture with the exclusive off-take of the iron ore produced.
Acquisition of assets of fertilizer
On 27.05.2010, Vale completed the acquisition through its subsidiary Mineração Naque S.A., of a direct and indirect stake of 58.6% in the capital of Fertilizantes Fosfatados S.A. — Fosfertil (Fosfertil) — a company listed on the BM&F Bovespa exchange and the largest Brazilian producer of fertilizer nutrients — and the Brazilian fertilizer assets of Bunge Participacoes e Investimentos SA (BPI) for a total of US$ 4.7 billion. Of this amount, US$ 3.0 billion (equivalent to R$ 5.5 billion at the time of payment) relates to a direct and indirect stake of 58.6% in the capital of Fosfertil, which represents 72.6% of common shares and 51.4% of the preferred shares of Bunge Fertilizantes S.A., Bunge Brasil Holdings B.V., Yara Brasil Fertilizantes S.A. (Yara), Fertilizantes Heringer S.A. (Heringer) and Fertilizantes do Paraná Ltda. (Fertipar) — equivalent to a price per share of US$ 12.0185. The remaining US$ 1.7 billion (equivalent to R$ 3.1 billion at the time of payment) is attributable to the acquisition of BPI’s Brazilian fertilizer asset portfolio, which includes mining of phosphate rock and phosphate production units but does not include distribution / retail operations.
Under Brazilian corporate law and the norms of the capital market, Vale will hold a mandatory tender offer — to be filed with the CVM, the Securities Commission — to acquire 0.19% of common shares held by Fosfertil minority shareholders at a value of US$ 12.0185 per share, converted into Brazilian reais, the same price paid to other shareholders of Fosfertil.
Additionally, Vale retains a purchase option agreement with The Mosaic Company (Mosaic), which gives us the option to acquire the direct and indirect interests of Mosaic in Fosfertil, accounting for 27.27% of common shares and 16.65% of preferred shares and 20.27% of the share capital of Fosfertil, for US$ 1,029,811,129.77, at a price per share of US$ 12.0185. This transaction should be completed in the near future.
Restructuring the aluminum assets portfolio
On 02.05.2010, Vale signed an agreement with Norsk Hydro ASA (Hydro), to transfer all its shares in Albras — Aluminum Brasileiro SA, (Albras) Alunorte — Alumina do Norte do Brazil SA (Alunorte) and Companhia de Alumina do Pará (CAP) together with their respective exclusive rights and existing commercial contracts for US$ 405 million in cash and a certain amount of Hydro common shares. After a share offering to be held in future by Hydro, the number of shares will represent a 22% stake in Hydro’s capital. In addition, Hydro will assume net debt of US$ 700 million.
As part of this transaction, Vale will create a new company, Bauxite JV, and transfer the Paragominas bauxite mine and all its other bauxite mining rights in Brazil to Bauxite JV. When the transaction is completed, Vale will sell 60% of Bauxite JV to Hydro for US$ 600 million in cash. The remaining portion of 40% will be sold in two equal tranches of 20% in 2013 and 2015, for US$ 200 million in cash each.
The transaction is subject to approvals of governmental authorities and other customary conditions.

Increased participation in Belvedere
On 01.06.2010, Vale acquired from AMCI Investments Pty Ltd (AMCI) for US$ 92 million (equivalent to R$ 168 on the date of payment) an additional share of 24.5% in the Belvedere coal project. As a result of this transaction, Vale’s participation in Belvedere goes from 51.0% to 75.5%. Belvedere is an underground mine coal project in the Bowen Basin region, near the town of Moura in Queensland, Australia. According to preliminary estimates by the Company, once ready, the Belvedere project will have the potential to reach a production capacity of up to 7.0 million metric tons of metallurgical coal per year.
6.6 Bankruptcy filings based on relevant values, or judicial or extrajudicial recovery of the Company, and the current status of such requests, if applicable
Not applicable.
6.7 Other information that the Company deems relevant
There is no further relevant information about this item “6”.

7. COMPANY ACTIVITES

7.1 Summary of Company and Subsidiary activities
Vale is the second largest mining company in the world and the largest in the Americas by market value2. The Company is the largest iron ore producer and second largest nickel producer in the world3. Vale is among the largest producers of manganese ore, ferroalloys and kaolin. It also produces alumina, aluminum, copper, coal, potash, cobalt, platinum group metals (PGMs) and other products. To sustain its growth strategy, Vale is actively engaged in mineral exploration in 21 countries around the world. The Company operates large logistics systems in Brazil integrated with its mining operations, including railroads, maritime terminals and a port. In addition, the Company is building a portfolio of maritime freight to transport iron ore to Asia. Vale also has investments in the sectors of energy and steel, directly or through subsidiaries and companies under joint control.
7.2 Operational segment(s) disclosed in the consolidated financial statements for the past 3 fiscal years:
a. Products and services in each operating segment
i) Ferrous. The ferrous minerals business segment includes: production of iron ore and pellets, as well as the North, Southern and Southeastern systems, including railroads, maritime terminals and port, linked to these operations. Manganese ore and ferroalloys are also included in this segment.
ii) Non-ferrous minerals. The non-ferrous mineral business segment includes production of nickel, copper, the aluminum chain products (primary aluminum, alumina and bauxite), potash, kaolin, cobalt and PGMs.
iii) Logistics. The logistics business segment includes the system of cargo transportation for third parties, which includes rail transport, port and shipping services.
iv) Steel, The steel business segment includes investments in steel companies.
v) Other investments. The business segment called “Other Investments” includes investments in joint ventures and affiliates in other businesses such as coal and energy.

[2]	Source: Bloomberg

[3]	Source: Company reports

b. Revenue from the segment and its participation in the Company’s net revenues

	Year ended December 31
in R$ thousand	2009		2008		2007
Segment	Net revenue	% of total	Net revenue	% of total	Net revenue	% of total
Ferrous	30,137,447	61	43,913,023	60	30,033,279	45
Non-ferrous	14,712,231	30	22,478,196	31	31,145,307	47
Logistics	2,843,331	6	3,666,089	5	3,496,697	5
Steel	546,153	1	1,348,066	2	1,247,889	2
Other	1,573,182	3	1,361,075	2	461,253	1

Total Revenue	49,812,344	100	72,766,449	100	66,384,425	100

c. Profit or loss resulting from the segment and its participation in the Company’s net income

	Year ended December 31
in R$ thousand	2009		2008		2007
Segment	Profit / Loss	% of total	Net revenue	% of total	Net revenue	% of total
Ferrous	8,534,446	83	24,055,197	113	10,827,830	54
Non-ferrous	126.528	1	536,344	3	7,524,820	38
Logistics	84.363	1	373,433	2	913,517	5
Steel	(147,308)	-1	32,258	0	47,100	0
Other	(294,063)	-3	106,595	1	414,636	2
Corporate Center	1,944,984	19	(3,824,198)	-18	277,659	1

Net total	10,248,950	100	21,279,629	100	20,005,562	100

7.3 Products and services that correspond to the operating segments disclosed in item “7.2”
a. Characteristics of the production process
b. Characteristics of the distribution process
v. Characteristics of the markets, in particular:
i. competition conditions in the markets
ii. participation in each market
d. Possible seasonality
i) Ferrous minerals segment
Iron Ore Operations
Vale runs the majority of its iron ore operations directly and through its subsidiary Urucum Mining S.A. (Urucum). These operations for mining iron ore and the others related to them are concentrated in three systems: the Southeastern System, the Southern System and the North System, each with its own carrying capacity. Moreover, Vale has opencast mines through its affiliate Samarco SA (Samarco).

		Vale Participation
Firm	System	Voting	Total	Vale Partners
		(%)
Vale	Southeastern, Southern and North	—	—	—
Urucum	Southeast	100	100	—
Samarco	—	50	50	BHP Billiton
Southeastern System
The Southeastern System mines are located in the Iron Quadrangle region of the state of Minas Gerais, where they are divided into three mining complexes (Itabira, Minas Centrais and Mariana), and in the state of Mato Grosso do Sul, where the mines of Urucum and Corumbá are located.

The ore reserves in the three mining complexes have high ratios of itabirite ore relative to hematite ore. Itabirite ore has iron grade of 35-60% and requires concentration to achieve shipping grade, which is at least 63.5% average iron grade. Urucum ore reserves have high ratios of hematite ore, which has an average grade of 63%.
We conduct open-pit mining operations in the Southeastern System. At the three mining complexes, we generally process the run-of-mine by means of standard crushing, classification and concentration steps, producing sinter feed, lump ore and pellet feed in the beneficiation plants located at the mining sites. In September 2009, we concluded the acquisition of Corumbá, where we produce lump ores. At the Urucum and Corumbá mines, we generally process the run-of-mine by means of standard crushing and classification steps, producing only lump ore. In 2009, we produced 100% of the electric energy consumed in the Southeastern System at our hydroelectric power plants (Igarapava, Porto Estrela, Funil, Candonga, Aimorés, Capim Branco I and Capim Branco II).
We own and operate integrated railroad and terminal networks in the three mining complexes, which are accessible by road or by spur tracks of our EFVM railroad. The EFVM railroad connects these mines to the Tubarão port in Vitória, in the state of Espírito Santo. Iron ore from the mines of Urucum and Corumbá in the state of Mato Grosso do Sul, is transported to customers via barges that navigate the Rio Paraguay.
Southern System
The Southern System mines are located in the Iron Quadrangle region of the state of Minas Gerais in Brazil. The mines of our subsidiary Minerações Brasileiras Reunidas S.A.-MBR (“MBR”) are operated at the parent-company level pursuant to an asset lease agreement. The Southern System has three major mining complexes: the Minas Itabirito complex (comprised of four mines, with two major beneficiation plants and three secondary beneficiation plants); the Vargem Grande complex (comprised of three mines and one major beneficiation plant); and the Paraopeba complex (comprised of four mines and three beneficiation plants).
We use wet beneficiation processes to convert run-of-mine obtained from open-pit mining operations into sinter feed, lump ore and pellet feed, in addition to hematitinha, a product used primarily by Brazilian pig-iron producers. In 2009, we produced 100% of the electric energy consumed in the Southern System at our hydroelectric power plants (Igarapava, Porto Estrela, Funil, Candonga, Capim Branco I and Capim Branco II).
We enter into freight contracts with our affiliate, MRS, a railway company in which we own a 41.5% stake, to transport our iron ore products at market prices from the mines to our Guaíba Island and Itaguaí maritime terminals in the state of Rio de Janeiro.

Northern System
The Northern System mines, located in the Carajás mineral province of the Brazilian state of Pará, contain some of the largest iron ore deposits in the world. The reserves are divided into northern, southern and eastern ranges situated 35 kilometers apart. Since 1985, we have been conducting mining activities in the northern range, which is divided into three main mining bodies (N4W, N4E and N5). The Northern System has open-pit mines and an ore processing plant. The mines are located on public lands for which we hold mining concessions.
Because of the high grade (66.7% on average) of the Northern System deposits, we do not need to operate a concentration plant at Carajás. The beneficiation process consists simply of sizing operations, including screening, hydrocycloning, crushing and filtration. Output from the beneficiation process consists of sinter feed, pellet feed, special fines for direct reduction processes and lump ore. We obtain all of the electrical power for the Northern System at market prices from regional utilities.
We operate an integrated railroad and maritime terminal network in the Northern System. After completion of the beneficiation process, our EFC railroad transports the iron ore to the Ponta da Madeira maritime terminal in the state of Maranhão. To support our Carajás operations, we have housing and other facilities in a nearby township. These operations are accessible by road, air and rail.
Samarco
We own 50% of Samarco, which operates an integrated system, comprised of a mine, pipeline, three pellet plants and a port. Samarco’s Alegria mine complex, located in Mariana, Minas Gerais, is in the same region as our Southeastern System.
Iron ore production
The following table sets forth information about our iron ore production.

		Production for the year ended December 31,			Recovery
Mine/Plant	Type	2007	2008	2009	rate
		(million metric tons)			(%)
Southeastern System
Itabira complex
Cauê(1)	Open pit	24.8	21.5	13.8	65.5
Conceição(1)	Open pit	21.9	20.3	17.3	74.4
Minas Centrais complex
Água Limpa/Cururu(2)	Open pit	4.2	4.7	1.4	51.7
Gongo Soco	Open pit	6.5	5.0	2.7	88.0
Brucutu	Open pit	21.9	26.4	23.6	76.0
Andrade(3)	Open pit	1.3	1.4	0.7	97.9
Mariana complex
Alegria	Open pit	13.5	12.3	12.1	73.3
Fábrica Nova(4)	Open pit	14.6	14.0	13.7	77.8
Fazendão(5)	Open pit	3.7	9.8	3.1	100.0
Timbopeba	Open pit	1.3	—	—	—
Corumbá(6)	Open pit	—	—	0.4	55.0
Urucum	Open pit	1.1	1.0	0.5	61.0

Total Southeastern System		114.9	116.4	89.5
Southern System(7)
Minas Itabirito complex
Segredo/João Pereira	Open pit	11.8	12.1	8.4	67.3
Sapecado/Galinheiro(8)	Open pit	17.4	15.1	9.8	61.9
Vargem Grande complex
Tamanduá(9)	Open pit	10.2	9.8	7.3	79.6
Capitão do Mato(9)	Open pit	11.5	9.7	8.0	79.6
Abóboras	Open pit	6.0	4.2	5.4	100.0
Paraopeba Complex
Jangada	Open pit	3.9	4.3	—	—
Córrego do Feijão	Open pit	9.3	8.4	5.6	71.8
Capão Xavier	Open pit	13.3	13.5	10.9	84.5
Mar Azul	Open pit	5.9	3.5	—	—

Total Southern System		89.3	80.5	55.2

		Production for the year ended December 31,			Recovery
Mine/Plant	Type	2007	2008	2009	rate
		(million metric tons)			(%)
Northern System
Serra Norte(10)
N4W	Open pit	40.3	44.3	31.0	92.4
N4E	Open pit	15.4	13.2	16.9	92.4
N5(11)	Open pit	36.0	39.1	36.8	92.4
Total Northern System		91.7	96.5	84.6

Vale		295.9	293.4	229.3
Samarco(12)		14.5	16.6	17.2	57.7

Total		310.4	310.0	246.5

(1)	The run-of-mine from Minas do Meio is sent to the Cauê and Conceição concentration plants.

(2)
Água Limpa/Cururu is owned by Baovale, in which we own 100% of the voting shares and 50% of the total shares. Production figures for Água Limpa/Curucu have not been adjusted to reflect our ownership interest.

(3)	The lease for the Andrade mine was terminated in 2009.

(4)	Fábrica Nova ore is sent to the Alegria and Fábrica Nova plants.

(5)	Fazendão ore is sent to the Alegria plant and Samarco.

(6)	Production relative to 4Q09. On a pro forma basis, its production reached 2.0 Mt in 2009.

(7)	Former MBR mines were included in other complexes in the Southern System.

(8)	Galinheiro mine was separated from the Sapecado mine and includes the Pico mine.

(9)	Tamanduá and Capitão do Mato ores are processed at the Vargem Grande plant.

(10)	All Serra Norte ores are processed at the Carajás plant.

(11)	Our former N5E-N and N5-W mines were incorporated in the N5 reserve model.

(12)	Production figures for Samarco, in which we have a 50% interest, have not been adjusted to reflect our ownership interest.
Pellets operations
Directly and through affiliates and subsidiaries, Vale produces iron ore pellets in Brazil and China, as shown in the table below. The estimated total nominal capacity of ten plants operated directly by the Company, including Companhia Hispano-Brasileira Pelletizing (Hispanobras), is 48 million metric tons per year.

		Vale Participation
		Voting
Firm	Local Operation	(%)	Total	Partners
	Brazil:
Vale	Tubarão, Fábrica, Vargem Grande e São Luís	—	—	—
Hispanobras	Tubarão	51.0	50.9	Arcelor Mittal
Samarco	Mariana and Anchieta	50.0	50.0	BHP Billiton
	China:
Zhuhai YPM	Zhuhai, Guangdong	25.0	25.0	Zhuhai Yueyufeng Iron and Steel Co, Ltd, Pioneer Iron and Steel Group Co, Ltd,
In the Tubarão port area, in the Brazilian state of Espírito Santo, we operate our wholly owned pellet plants, Tubarão I and II, four plants we lease under operating leases and our jointly-owned plant, Hispanobras. We send iron ore from our Southeastern System mines to these plants and use our logistics infrastructure to distribute their final products.
Our São Luís pellet plant, located in the Brazilian state of Maranhão, is part of the Northern System. We send Carajás iron ore to this plant and ship its production to customers through our Ponta da Madeira maritime terminal.
The Fábrica and Vargem Grande pellet plants, located in the Brazilian state of Minas Gerais, are part of the Southern System. We send some of the iron ore from the Fábrica Nova mine to the Fábrica plant, and iron ore from the Pico mine to the Vargem Grande plant. We transport pellets from these plants using MRS.

Samarco operates three pellet plants in two operating sites with nominal capacity of 21 million tons per year. The pellet plants are located in the Ponta Ubu unit, in Anchieta, Espírito Santo. Iron ore from Alegria and our Southeastern System mine Fábrica Nova is sent to the Samarco pellet plants using a 396-kilometer pipeline, the longest pipeline in the world for the conveyance of iron ore. Samarco has its own port facilities to transport its production.
The Zhuhai YPM pellet plant, in China, is part of the Yueyufeng Steelmaking Complex. It has port facilities, which we use to send feed from our mines in Brazil. Zhuhai YPM’s main customer is Yueyufeng Iron & Steel (“YYS”), which is also located in the Yueyufeng Steelmaking Complex.
We sell pellet feed to our pelletizing joint ventures at market prices. Historically, we have supplied all of the iron ore requirements of our wholly owned pellet plants and joint ventures, except for Samarco and Zhuhai YPM, to which we supply only part of their requirements. Of our total 2009 pellet production, 58.8% was blast furnace pellets, and the remaining 41.2% was direct reduction pellets, which are used in steel mills that employ the direct reduction process rather than blast furnace technology.

	Sales for the year ended December 31
	2007	2008		2009
	(Millions of metric tons)
Hispanobras	4.7	4.1		1.2
Itabrasco	4.4	3.2	(1)	—
Kobrasco	4.4	1.6	(2)	—
Nibrasco	7.4	2.0	(3)	—
Samarco (4)	7.1	11.3		4.9
Zhuhai YPM (5)	—	0.8		0.9

Total	28.1	23.0		7.0

(1)	Sales through September 2008. Vale signed a 10 year operating lease for the pelletizing plant of Itabrasco in October 2008.

(2)	Sales through May 2008. Vale signed a five-year operating lease for the pelletizing plant of Kobrasco in June 2008.

(3)	Sales through April 2008. Vale signed a 30-year operating lease for the two pellet plants of Nibrasco in May 2008.

(4)
In 2007, Vale sold 1.9 million metric tons of concentrate and 5.2 million metric tons of ROM, in 2008, sold 1.8 million metric tons of concentrate and 9.5 million metric tons of ROM ore, and in 2009, sold 1.1 million tons of concentrate and 3.8 million metric tons of ore ROM.

(5)	Zhuhai YPM began operations in January 2008.
Production of pellets
The following table sets forth information about our iron ore sales to our pelletizing joint ventures for the periods indicated.

	Production for the year ended December 31
Firm	2007	2008	2009
	(Millions of metric tons)
Vale(1)	17.6	26.6	15.3
Hispanobras(5)	4.3	3.8	1.2
Itabrasco(2)	4.0	2.9	—
Kobrasco(3)	5.0	2.1	—
Nibrasco(4)	9.0	2.7	—
Samarco(5)	14.3	17.1	16.1

Total	53.7	55.2	32.6

(1)	Figure includes actual production, including production from the four pellet plants we leased in 2008.

(2)	Production through September 2008. We signed a 10-year operating lease contract for Itabrasco’s pellet plant in October 2008.

(3)	Production through May 2008. We signed a five-year operating lease contract for Kobrasco’s pellet plant in June 2008.

(4)	Production through April 2008. We signed a 30-year operating lease contract for Nibrasco’s two pellet plants in May 2008.

(5)	Production figures for Hispanobras and Samarco have not been adjusted to reflect our ownership interest.
Customers, Sales and Marketing — Iron ore and pellets
We supply all of our iron ore and iron ore pellets (including our share of joint-venture pellet production) to the steel industry. Prevailing and expected levels of demand for steel products affect demand for our iron ore and iron ore pellets. Demand for steel products is influenced by many factors, such as global manufacturing production, civil construction and infrastructure spending.
In 2009, China accounted for 56.8% of our iron ore and iron ore pellet shipments, and Asia as a whole accounted for 72.7%. Europe accounted for 13.4%, followed by Brazil with 10.2%. Our 10 largest customers collectively purchased 96.6 million metric tons of iron ore and iron ore pellets from us, representing 39% of our 2009 iron ore and iron ore pellet shipments and 38% of our total iron ore and iron ore pellet revenues. In 2009, no individual customer accounted for more than 10.0% of our iron ore and iron ore pellet shipments.
In 2009, the Asian market (mainly Japan and South Korea) and the European market were the primary markets for our blast furnace pellets, while North America, the Middle East and North Africa were the primary markets for our direct reduction pellets.
We strongly emphasize customer service in order to improve our competitiveness. We work with our customers to understand their main objectives and to provide them with iron ore solutions to meet specific customer needs. Using our expertise in mining, agglomeration and iron-making processes, we search for technical solutions that will balance the best use of our world-class mining assets and the satisfaction of our customers. We believe that our ability to provide customers with a total iron ore solution and the quality of our products are very important advantages helping us to improve our competitiveness in relation to competitors who may be more conveniently located geographically. In addition to offering technical assistance to our customers, we operate sales support offices in Tokyo (Japan), Seoul (South Korea), Singapore, Muscat (Oman) and Shanghai (China), which support the sales made by our wholly owned subsidiary located in St. Prex, Switzerland. These offices also allow us to stay in close contact with our customers, monitor their requirements and our contract performance, and ensure that our customers receive timely deliveries.
Competition — Iron ore and pellets
The global iron ore and iron ore pellet markets are highly competitive. The main factors affecting competition are price, quality, range of products offered, reliability, operating costs and shipping costs.
Our biggest competitors in the Asian market are located in Australia and include subsidiaries and affiliates of BHP Billiton plc and Rio Tinto Ltd. Although the transportation costs of delivering iron ore from Australia to Asian customers are generally lower than ours as a result of Australia’s geographical proximity, we are competitive in the Asian market for two main reasons. First, steel companies generally seek to obtain the types (or blends) of iron ore and iron ore pellets that can produce the intended final product in the most economic and efficient manner. Our iron ore has low impurity levels and other properties that generally lead to lower processing costs. For example, in addition to its high grade, the alumina grade of our iron ore is very low compared to Australian ores, reducing consumption of coke and increasing productivity in blast furnaces, which is particularly important during periods of high demand. When the market is very strong, our quality differential is in many cases more valuable to customers than a freight differential. Second, steel companies often develop sales relationships based on a reliable supply of a specific mix of iron ore and iron ore pellets. We have a customer-oriented marketing policy and place specialized personnel in direct contact with our customers to help determine the blend that best suits each particular customer.

In terms of reliability, our ownership and operation of logistics facilities in the Northern and Southeastern Systems help us ensure that our products are delivered on time and at a relatively low cost. In addition, we are developing a low-cost freight portfolio, aimed at enhancing our ability to offer our products in the Asian market at competitive prices and to increase our market share. To support this strategy, we ordered new ships, purchased used vessels and entered into medium- and long-term freight contracts.
Our principal competitors in Europe are Kumba Iron Ore Limited, Luossavaara Kiirunavaara AB (“LKAB”), Société Nationale Industrielle et Minière (“SNIM”), Rio Tinto Ltd. and BHP Billiton. We are competitive in the European market not only for the same reasons we are competitive in Asia, but also due to the proximity of our port facilities to European customers.
In 2008, Vale had a stake of about 30.2% of the total volume of iron ore traded in the seaborne market, and in 2009, this share declined to 24.9% due to the severe impact of global recession in the steel industry in Brazil and Europe, two major markets for the sale of the Company’s iron ore.
The demand for iron ore is seasonally stronger in the second quarter. Because of Chinese holidays in January / February (Lunar New Year) and May (labor week), the demand tends to be weaker in the first half of each year. This seasonality is statistically confirmed using a series of quarterly imports in the seaborne market.
Manganese ore
Vale conducts manganese operations in Brazil directly and through its subsidiary, Vale Manganês S.A. (Vale Manganês) e Urucum.

		Vale Participation
Firm	Location	Voting	Total
		(%)
	Brazil:
Vale Manganês(1)	Pará and Minas Gerais	100	100
Urucum	Mato Grosso do Sul	100	100

(1)	Vale manganese mines are Azul and Morro da Mina.
The Company’s mines produce three types of products of manganese
•	metallurgical ore used primarily in the production of ferroalloys;

•	natural manganese dioxide, suitable for the manufacture of electrolytic batteries; and

•	chemical ore used in various industries for the production of fertilizers, pesticides and animal feed, and is also used as pigment in the ceramics industry.

We operate on-site beneficiation plants at our Azul mine and at the Urucum mines, which are accessible by road. The Azul and Urucum mines have high-grade ores (at least 40% manganese grade), while our Morro da Mina mine has low-grade ores. All of these mines obtain electrical power at market prices from regional electric utilities. The following table sets forth information about our manganese production.

		Production for the year ended December 31			Rate of
Mine	Type	2007	2008	2009	recovery
		(Millions of metric tons)			(%)
Azul(1)	Open pit	0.9	2.0	1.4	62.4
Morro da Mina	Open pit	0.1	0.1	0.1	93.2
Urucum(2)	Underground	0.3	0.2	0.2	83.0

Total		1.3	2.4	1.7

(1)	Given the need to prioritize iron ore transportation through the EFC railroad, we shut down the Azul mine from July to December 2007.

(2)	Urucum has a five-year renewable lease agreement with CPFL for its plant in Corumbá, in the Brazilian state of Mato Grosso do Sul.
Ferroalloys
The following table sets forth the subsidiaries through which we conduct our ferroalloys business.

		Vale Participation
Firm	Location	Voting	Total
		(%)
Vale Manganês	Minas Gerais and Bahia	100	100
Urucum	Mato Grosso do Sul	100	100
Vale Manganèse France	Dunkerque, France	100	100
Vale Manganese Norway AS	Mo I Rana, Norway	100	100
We produce several types of manganese ferroalloys, such as high carbon and medium carbon ferro-manganese and ferro-silicon manganese. Our facilities have nominal capacity of 651,000 metric tons per year. The production of ferroalloys consumes significant amounts of electricity, representing 4.8% of our total consumption in 2009. The electricity supply for our ferroalloy plant in Dunkerque, France and Mo I Rana, Norway are provided through long-term contracts.
The following table presents information on production of ferroalloys Company.

	Production for the year ended December 31
Firm	2007	2008	2009
	(Thousands of metric tons)
Vale Manganês(1)	288	288	99
Urucum(2)	22	20	0
Vale Manganèse France(3)	103	55	45
Vale Manganese Norway AS	129	112	79

Total	542	475	223

(1)
Vale Manganês has five plants in Brazil: Santa Rita, Barbacena and Ouro Preto in the state of Minas Gerais; and Simões Filho in the state of Bahia. We sold Vale Manganês’s São João del-Rei plant in June 2007.

(2)	Urucum has one plant in Corumbá in the Brazilian state of Mato Grosso do Sul.

(3)
From August to October 2007, we shut down our furnace at Vale Manganèse France due to technical problems. We shut it down again in August 2008 due to technical problems, and it was restarted in September 2009.

Revenues from sales of manganese and ferroalloys accounted for only 1.9% of Vale’s total revenue in 2009.
Competition — manganese ore and ferroalloys
The markets for manganese ore and ferroalloys are highly competitive. Competition in the manganese ore market takes place in two segments. High-grade manganese ore competes on a global seaborne basis, while low-grade ore competes on a regional basis. For some ferroalloys, high-grade ore is mandatory, while for others high- and low-grade ores are complementary. The main suppliers of high-grade ores are located in South Africa, Gabon, Australia and Brazil. The main producers of low-grade ores are located in Ukraine, China, Ghana, Kazakhstan, India and Mexico.
The ferroalloy market is characterized by a large number of participants who compete primarily on the basis of price. The principal competitive factors in this market are the costs of manganese ore, electricity and logistics and reductants. We compete both with stand-alone producers and integrated producers that also mine their own ore. Our competitors are located principally in countries that produce manganese ore or steel.
Pig iron
We conduct a pig iron operation in northern Brazil. This operation was conducted through our wholly owned subsidiary Ferro-Gusa Carajás S.A. (“FGC”) until April 2008, when FGC was merged into Vale.
We utilize two conventional mini-blast furnaces to produce 350,000 metric tons of pig iron per year, using iron ore from our Carajás mines in northern Brazil. The charcoal source is exclusively from eucalyptus trees grown in a cultivated forest of 82,000 acres, with the total project encompassing 200,000 acres. In July 2009, we sold this forest to Suzano Papel e Celulose (“Suzano”) but retained a sufficient wood inventory to keep the mini blast furnaces operating through the first half of 2012.
Revenues from sales of pig iron accounted for only 0.2% of Vale’s total revenue in 2009.

ii) Non-ferrous minerals segment.
Nickel
Nickel operations
We conduct our nickel operations primarily through our wholly owned subsidiary Vale Inco. Vale Inco operates two nickel production systems, one in North America and Europe and the other in Asia and the South Pacific, as set forth in the following table.

System	Locations	Operations
North America & Europe	Canada — Sudbury, Ontario	Fully integrated mines, mill, smelter and refinery (producer of intermediates and finished nickel and by-products)
	Canada — Thompson, Manitoba	Fully integrated mines, mill, smelter and refinery (producer of finished nickel and by-products)
	Canada — Voisey Bay, Newfoundland and Labrador	Mine and mill (producer of nickel concentrates and by-products)
	U.K. — Clydach, Wales	Stand-alone nickel refinery (producer of finished nickel)
Asia & the South Pacific	Indonesia — Sorowako, Sulawesi(1)	Mining and processing operations (producer of nickel matte, an intermediate product)
	New Caledonia — Southern Province(2)	Mining and processing operations (producer of nickel oxide and cobalt)
	Japan — Matsuzaka(3)	Stand-alone nickel refinery (producer of finished nickel)
	Taiwan — Kaoshiung(4)	Stand-alone nickel refinery (producer of finished nickel)
	China — Dalian, Liaoning(5)	Stand-alone nickel refinery (producer of finished nickel)
	South Korea — Onsan(6)	Stand-alone nickel refinery (producer of finished nickel)

(1)	Operations conducted through our 59.1%-owned subsidiary PT International Nickel Indonesia Tbk.

(2)	Operations conducted though our 74%-owned subsidiary Vale Inco Nouvelle-Calédonie S.A.S.

(3)	Operations conducted through our 76%-owned subsidiary Vale Inco Japan Limited.

(4)	Operations conducted through our 49.9%-owned subsidiary Taiwan Nickel Refining Corporation.

(5)	Operations conducted through our 98.3%-owned subsidiary Vale Inco New Nickel Materials (Dalian) Co. Ltd.

(6)	Operations conducted through our 25% interest in Korea Nickel Corporation.
North America and Europe
Sudbury Operations
Our long-established mines in Sudbury, Ontario, are primarily underground operations with nickel sulfide ore bodies. These ore bodies also contain co-deposits of copper, cobalt, PGMs, gold and silver. We have integrated mining, milling, smelting and refining operations to process ore into finished nickel at Sudbury. We also smelt and refine nickel concentrates from our Voisey Bay operations. We ship a nickel intermediate product, nickel oxide, from our Sudbury smelter to our nickel refineries in Wales, Taiwan, China and South Korea for processing into finished nickel. In 2009, we produced 31% of the electric energy consumed in Sudbury at our hydroelectric power plants there. The remaining electricity was purchased from Ontario’s provincial electricity grid.
In July 2009, unionized maintenance and production employees at our Sudbury operations went on strike after rejecting a settlement offer for a new three-year collective bargaining agreement. We partially resumed production in September 2009, with a focus on copper. We are operating two high-copper mining zones and our Clarabelle Mill to produce copper concentrates. During the first quarter of 2010, we shifted our focus to nickel and partially resumed operations at the Garson and Coleman mines and the Copper Cliff smelter in Sudbury from which we send feed to the Clydach Refinery.
On March 31, 2009, members of USW Local 2020-005, that represents office, technical and professional employees, ratified a new three-year collective agreement with us. This agreement includes increases to salaries in each of the three years, a defined contribution pension plan for new employees and the introduction of an annual incentive plan that supports the achievement of strategic objectives and rewards performance and various other improvements to collective agreement language.
Thompson operations
Our long-established mines in Thompson, Manitoba, are primarily underground operations with nickel sulfide ore bodies. The ore bodies also contain co-deposits of copper and cobalt. We have integrated mining, milling, smelting and refining operations to process ore into finished nickel at Thompson. We also smelt and refine an intermediate product, nickel concentrate, from our Voisey Bay operations. Low-cost energy is available from purchased hydroelectric power at our Thompson operations.

Voisey Bay operations
Our Voisey Bay operation in Newfoundland and Labrador is comprised of Ovoid, an open-pit mine, and deposits with the potential for underground operations at a later stage. We mine nickel sulfide ore bodies, which also contain co-deposits of copper and cobalt. We mill Voisey Bay ore on site and ship it as an intermediate product (nickel concentrates) primarily to our Sudbury and Thompson operations for final processing (smelting and refining). The electricity requirements of our Voisey Bay operations are supplied through diesel generators.
In August 2009, our unionized employees at our Voisey Bay operations went on strike after rejecting a settlement offer for a new three-year collective bargaining agreement. During the first quarter of 2010, we resumed production at the Voisey Bay Ovoid mine and the mill, which supplies nickel concentrates to our operations in Thompson, Manitoba and Sudbury, Ontario and copper concentrates to customers in Europe.
Clydach Operations
Clydach is a stand-alone nickel refinery in the U.K. that processes a nickel intermediate product, nickel oxide, supplied from our operations to produce finished nickel in the form of powders and pellets.
Asia and South Pacific
Sulawesi operations
Our subsidiary PTI operates an open cast mining area and related processing facility in Sorowako on the Island of Sulawesi, Indonesia. PTI mines nickel laterite saprolite ore and produces an intermediate product (nickel matte), which is shipped primarily to our nickel refinery in Japan. Pursuant to life-of-mine off-take agreements, PTI sells 80% of its production to our wholly owned subsidiary Vale Inco and 20% of its production to Sumitomo Metal Mining Co., Ltd. (“Sumitomo”). PTI is a public company whose shares are traded on the Indonesia Stock Exchange. We hold 59.1% of its share capital, Sumitomo holds 20.1%, 20.1% is publicly held and 0.7% is held by others.
Energy costs are a significant component of our nickel production costs for the processing of lateritic ores at our PTI operations in Indonesia. A major part of the electric furnace power requirements of PTI is supplied at low cost by its two hydroelectric power plants on the Larona River, Larona and Balambano. PTI has thermal generating facilities in order to supplement its hydroelectric power supply with a source of energy that is not subject to hydrological factors. In 2009, the hydroelectric power plants provided 96% of the electric energy consumed at our Indonesian operations, and the thermal generators provided the remainder.
We have committed to maintain a minimum 20% public float of PTI shares. In furtherance of this commitment, in August 2009 we sold, for US$88 million, 2.07% of PTI’s outstanding shares (205,680,000 shares).
Asian refinery operations
Our 76%-owned subsidiary Vale Inco Japan Limited operates a refinery in Matsuzaka, which produces intermediate and finished nickel products, primarily using nickel matte sourced from PTI. Vale Inco Japan is a private company. The minority interest is held by Sumitomo (13%), Mitsui & Co., Ltd. (7%) and other Japanese companies (4%).
We also operate or have investments in nickel refining operations in Taiwan through our 49.9% stake in Taiwan Nickel Refining Corporation (“TNRC”), China through our 98.3% interest in Vale Inco New Nickel Materials (Dalian) Co. Ltd. (“VINNM”) and South Korea through our 25% stake in Korea Nickel Corporation (“KNC”). TNRC, INNM and KNC produce finished nickel for the local stainless steel industry in Taiwan, China and South Korea, primarily using intermediate products containing about 75% nickel (in the form of nickel oxide) from Vale Inco Japan and our Sudbury operations. These refining operations are expected to start receiving nickel oxide from Goro in 2010.

New Caledonia operations
We are in the initial stage of ramping up our Goro nickel project in New Caledonia in the South Pacific. Goro utilizes a High Pressure Acid Leach (“HPAL”) process to treat laterite ores. The construction of the project is complete and commissioning is underway. We expect to ramp-up Goro over a three-year period to reach nominal production capacity of 60,000 metric tons per year of nickel contained in nickel oxide and 4,600 metric tons of cobalt.
Other operations
We process and sell nickel powders through our wholly owned subsidiary Novamet Specialty Products Corporation, in Wyckoff, New Jersey (United States).
Nickel production
The following table sets forth our annual mine production by operating mine (or on an aggregate basis for PTI because it has mining areas rather than mines) and the average percentage grades of nickel and copper. The mine production at PTI represents the product from PTI’s dryer kilns delivered to PTI’s smelting operations and does not include nickel losses due to smelting. For our Sudbury, Thompson and Voisey Bay operations, the production and average grades represent the mine product delivered to those operations’ respective processing plants and do not include adjustments due to beneficiation, smelting or refining. The following table sets forth information about ore production at our nickel mining sites.

	2007			2008			2009
	(thousands of metric tons, except percentages)
		Grade			Grade			Grade
		%	%		%	%		%	%
	Production	Copper	Nickel	Production	Copper	Nickel	Production	Copper	Nickel
Ontario operating mines
Copper Cliff North	1,078	0.92	0.84	1,165	1.01	1.01	524	0.96	1.06
Copper Cliff South(1)	883	1.71	1.46	771	1.67	1.48	78	1.45	1.40
Creighton	963	1.62	2.08	1,001	1.56	2.14	395	1.57	1.82
Stobie	2,850	0.68	0.72	2,892	0.65	0.72	1,198	0.64	0.72
Garson	692	1.58	1.59	840	1.72	1.69	328	1.93	1.45
Coleman	1,408	2.75	1.74	1,425	2.66	1.62	624	3.28	1.64
Gertrude	12	0.25	0.66	124	0.29	0.72	—	—	—

Total Ontario operations	7,887	1.39%	1.25%	8,219	1.36%	1.26%	3,145	1.49	1.19

Manitoba operating mines
Thompson	1,380	—	1.83	1,320	—	1.77	1,270	—	1.98
Birchtree	1,164	—	1.52	971	—	1.51	769	—	1.48

Total Manitoba operations	2,545	—	1.69%	2,291	—	1.66%	2,040	—	1.79

Voisey Bay operating mines
Ovoid	2,147	2.47	3.74	2,385	2.38	3.50	990	2.57	3.20

Total Voisey Bay operations	2,147	2.47%	3.74%	2,385	2.38%	3.50%	990	2.57	3.20

Sulawesi operating mining areas
Sorowako	4,615	—	2.03	4,258	—	2.08	3,598	—	2.02
Pomalaa (2)	645	—	2.30	417	—	2.29	—	—	—

Total Sulawesi operations	5,260	—	2.06%	4,675	—	2.10%	3,598	—	2.02

(1)	This mine has been closed indefinitely since January 2009.

(2)	This mine has been closed indefinitely since May 2008.

The following table sets forth information about our nickel production, including: (i) nickel refined through our facilities, (ii) nickel further refined into specialty products, and (iii) intermediates designated for sale. The numbers below are reported on an ore-source basis.

		Production for the year ended December 31
Mine	Type	2007	2008	2009
		(Thousands of metric tons)
Sudbury(1)	Underground	70.7	85.3	43.6
Thompson(1)	Underground	29.8	28.9	28.8
Voisey Bay(2)	Open pit	58.9	77.5	39.7
Sorowako(3)	Open cast	75.8	68.3	68.8

External(4)	—	12.7	15.4	5.8

Total(5)		247.9	275.4	186.7

(1)	Primary nickel production only (i.e., does not include secondary nickel from unrelated parties).

(2)	Includes finished nickel produced at our Sudbury and Thompson operations, as well as some finished nickel produced by unrelated parties under toll-smelting and toll-refining arrangements.

(3)	We have a 59.1% interest in PTI, which owns the Sorowako mines, and these figures include the minority interests.

(4)	Finished nickel processed at our facilities using feeds purchased from unrelated parties.

(5)
Excludes finished nickel produced under toll-smelting and refining arrangements covering purchased intermediates with unrelated parties. Unrelated-party tolling of purchased intermediates was 14.2 thousand metric tons in 2007, 7.5 thousand metric tons in 2008 and 5.2 thousand metric tons in 2009.

Customers, Sales and Marketing — Nickel
Our nickel customers are broadly distributed on a global basis. In 2009, 65.3% of our total nickel sales were delivered to customers in Asia, 21.9% to North America, 11.7% to Europe and 1.1% to other markets. We have short-term fixed-volume contracts with customers for the majority of our expected annual nickel sales. These contracts generally provide stable demand for a significant portion of our annual production.
Nickel is an exchange-traded metal, listed on the London Metal Exchange (“LME”), and most nickel products are priced according to a discount or premium to the LME price, depending on the nickel product’s physical and technical characteristics. Our finished nickel products represent what is known in the industry as “primary” nickel, meaning nickel produced principally from nickel ores (as opposed to “secondary” nickel, which is recovered from recycled nickel-containing material). Finished primary nickel products are distinguishable in terms of the following characteristics, which determine the product price level and the suitability for various end-use applications:
• nickel content and purity level: (i) intermediates with various levels of nickel content, (ii) nickel pig iron has 1.5-6% nickel, (iii) ferro-nickel has 10-40% nickel, (iv) standard LME grade nickel has a minimum of 99.8% nickel, and (v) high purity nickel has a minimum of 99.9% nickel and does not contain specific elemental impurities;
• shape (such as pellets, discs, squares, strips and foams); and
• size.
In 2009, the principal end-use applications for nickel were:
• austenitic stainless steel (60-65% of global nickel consumption);
• non-ferrous alloys, alloy steels and foundry applications (15-20% of global nickel consumption);
• nickel plating (9% of global nickel consumption); and
• specialty applications, such as batteries, chemicals and powder metallurgy (5-10% of global nickel consumption).
In 2009, 59% of our refined nickel sales were made into non-stainless steel applications, compared to the industry average for primary nickel producers of 35%. As a result of our focus on such higher-value segments, our average realized nickel prices for refined nickel have typically exceeded LME cash nickel prices.

We offer sales and technical support to our customers on a global basis. We have a well-established global marketing network for finished nickel, based at our head office in Toronto, Canada. We also have sales offices in Saddle Brook, New Jersey (United States), London (England), St. Prex (Switzerland), Tokyo (Japan), Hong Kong, Shanghai (China), Kaohsiung (Taiwan), Bangkok (Thailand) and Bridgetown (Barbados).
Competition — Nickel
The global nickel market is highly competitive. Our key competitive strengths include our long-life mines, our low cash costs of production relative to other nickel producers, and sophisticated exploration and processing technologies. Our global marketing reach, diverse product mix, and technical support direct our products to the applications and geographic regions that offer the highest margins for our products.
Our nickel deliveries represented 17% of global consumption for primary nickel in 2009. In addition to us, the largest suppliers in the nickel industry (each with its own integrated facilities, including nickel mining, processing, refining and marketing operations) are Mining and Metallurgical Company Norilsk Nickel, Jinchuan Nonferrous Metals Corporation, BHP Billiton plc and Xstrata plc. Together with us, these companies accounted for about 58% of global finished primary nickel production in 2009.
While stainless steel production is a major driver of global nickel demand, stainless steel producers can use nickel products with a wide range of nickel content, including secondary nickel (scrap). The choice between primary and secondary nickel is largely based on their relative prices and availability. In recent years, secondary nickel has accounted for about 43-49% of total nickel used for stainless steels, and primary nickel has accounted for about 51-57%. In 2006, a new primary nickel product entered the market, known as nickel pig iron. This is a low-grade nickel product made in China from imported lateritic ores (primarily from the Philippines and Indonesia) that is suitable primarily for use in stainless steel production. In 2009, Chinese nickel pig iron and ferro-nickel production totaled an estimated 94,500 metric tons, representing 7% of world primary nickel supply.
Competition in the nickel market is based primarily on quality, reliability of supply and price. We believe our operations are competitive in the nickel market because of the high quality of our nickel products and our relatively low production costs.
Aluminum products group
We operate our aluminum businesses at the parent-company level and through subsidiaries and joint ventures, as set forth in the following table.

		Vale Participation
Firm	Business	Voting	Total	Vale Partners
		(%)
Vale (Paragominas mine)	Bauxite	100	100	—
Mineração Rio do Norte S.A. (MRN)	Bauxite	40.0	40.0	Rio Tinto Alcan Brasil Ltda., BHP Billiton Metais S.A., Companhia Brasileira de Alumínio, Alcoa Alumínio S.A., Alcoa World Alumina LLC, Alcoa World Alumina Brasil Participações Ltda. and Norsk Hydro Brasil Ltda
Alumina do Norte do Brasil S.A. (Alunorte) (1)	Alumina	59.0	57.0	Hydro Aluminum Brasil Investment BV, Companhia Brasileira de Alumínio, Nippon Amazon Aluminum Co., Ltd, Japão Alunorte Investment Co., Ltd, and Mitsui & Co, Ltd,
Companhia de Alumina do Pará (CAP) (1)	Alumina	61.0	61.0	Hydro Aluminum Para BV and Dubai Aluminum Company Limited
Alumínio Brasileiro S.A. (Albras) (1)	Aluminum	51.0	51.0	Nippon Amazon Aluminum Co., Ltd,
Valesul Alumínio S.A. (Valesul)(2)	Aluminum	100	100	—

(1)
In May, VALE signed an agreement with Norsk Hydro ASA (Hydro) to transfer all its shares in Albras, Alunorte and CAP. Under the terms of the agreement, once finalized, Vale will transfer to Hydro: (a) 51.0% of the total capital of Albras (b) 57.0% of total capital of Alunorte, (c) 61.0% of the total capital of CAP, and sell (d) 60.0% of the total capital of the “Bauxite JV”. Once the transaction is completed, VALE will hold a 40% stake in “Bauxite JV”, which will be entirely sold by 2015.

(2)	In January 2010, Valesul signed an agreement to sell its aluminum assets. The transaction should be completed soon.

We conduct our bauxite operations through our joint venture Mineração Rio do Norte S.A. (“MRN”) and at the parent-company level.
•
MRN. MRN, located in Para State, northern Brazil, is one of the largest bauxite operations in the world and operates four open cast bauxite mines that produce high quality bauxite. MRN has deposits with significant volumes of reserves and resources of high quality bauxite. In addition, MRN controls substantial additional resources of high quality bauxite. MRN also operates facilities for beneficiation of ore in its mines, which are linked by rail to the loading terminal and port facilities on the Trombetas River, a tributary of the Amazon River, through which ships of up to 60,000 DWT (deadweight) can sail. MRN owns and operates the railroad and port facilities which serve their mines. The MRN bauxite mines are accessible by road from the port area and are fueled by power from its own thermoelectric plant.

•
Paragominas mine. Vale’s operations in the Paragominas bauxite mine in Para state supply bauxite to Alunorte. The first expansion project of Paragominas (Paragominas II) was completed in the second quarter of 2008. The mine produces bauxite with 12% moisture content and the quality of the bauxite is similar to that of MRN. In Paragominas there is a beneficiation plant and 244 km pipeline to transport ore slurry. Electricity is provided by Eletronorte.

The following table presents information on Vale’s bauxite production.

		Production for the year ended December 31			Recovery
Mine	Type	2007	2008	2009	rate
		(Millions of metric tons)			(%)
MRN	Open cast	18.1	18.1	15.6	77
Paragominas	Open cast	1.9	4.4	6.2	70
Alumina
We conduct our alumina operations in Brazil, through our subsidiary Alunorte — Alumina do Norte do Brasil S.A. (“Alunorte”), which produces alumina by refining bauxite supplied by MRN and the Paragominas mine. The Alunorte plant is the largest alumina refinery in the world, with a nominal production capacity of 6.3 million metric tons per year, after the last expansion concluded in the second quarter of 2008.
Alunorte sells alumina to our subsidiary Albras — Alumínio Brasileiro S.A. (“Albras”), its principal customer, and to unaffiliated customers. Albras’ aluminum production facilities are located nearby, in the city of Barcarena in the state of Pará, and Alunorte and Albras share infrastructure and other resources. The following table sets forth information on our alumina production.

The following table presents information on Vale’s production of alumina.

	Production for the year ended December 31
Company	2007	2008	2009
	(Millions of metric tons)
Alunorte	4.3	5.0	5.9
Aluminum
Vale conducts aluminum operations in Brazil through its subsidiary Albras. In January 2010, Valesul struck a deal to sell its aluminum assets in the state of Rio de Janeiro, for US$ 31.2 million. For details, see item 6.5 of this Form.
Albras, located in Barbacena, state of Pará, is one of the largest aluminum smelters in the Americas, with a capacity of 455,000 metric tons per year. Albras produces aluminum using alumina provided by Alunorte. Alunorte supplied 100% of Albras demand for alumina in 2009. Albras produces pure ingots.
Aluminum is produced from alumina by means of a continuous electro-chemical process, which requires substantial amounts of electricity. Albras purchases electric power from Eletronorte, a state-owned power generating facility. Eletronorte generates electricity at the Tucuruí hydroelectric power plant located on the Tocantins River. This plant is the sole source of electrical power in the region in the quantities required for Albras’ operations. Albras consumes approximately one-fifth of the non-peak period output of the Tucuruí plant.
The following table presents information about Vale’s production of aluminum and aluminum alloys.

	Production for the year ended December 31
Firm	2007	2008	2009
	(Thousands of metric tons)
Albras	455	455	450
Valesul (1)	95	87	9

Total	551	543	459

(1)
In January 2010, we entered into an agreement to sell Valesul’s aluminum assets (in the Brailian state of Rio de Janeiro) for US$31.2 million. In 2007, 2008 and 2009, Valesul recycled 13,000, 15,000 and 18,000 metric tons, respectively, of aluminum scrap from unrelated parties. As of April 1, 2009, Valesul ceased its aluminum smelting operations and began production of billets for extrusion, using purchased aluminum ingots and scrap as its main raw materials. It produced 25,800 metric tons of billets in 2009.

Clients, Sales and Marketing — Aluminum Products Group
Bauxite. MRN produces bauxite for sale on a take-or-pay basis to the joint venture partners. Excess production may be sold to customers. The joint venture partners pay a price that is determined by a formula linked to the price of aluminum for three-month futures contracts on the LME and to the price of alumina FOB Australia. In 2009, our subsidiary Alunorte purchased 57.73% of its bauxite requirements from MRN. Paragominas sells all of its production to our subsidiary Alunorte, which corresponds to 42.27% of its bauxite requirements in 2009.
Alumina. Each Alunorte partner must purchase on a take-or-pay basis all alumina produced by Alunorte in proportion to its respective interest. The partners pay the same price, which is determined by a formula based on the price of aluminum for three-month futures contracts on the LME. We usually use a portion of our share of Alunorte’s alumina production to supply Albras, and we sell the remainder to customers in Argentina, Canada, Egypt, Norway, the United States and other countries.

Aluminum. The Albras partners must purchase on a take-or-pay basis all aluminum produced by Albras in proportion to their ownership interests. We generally market our aluminum in the global markets, mainly Asia and Europe, to customers in the aluminum industry. Valesul’s aluminum products were sold primarily in the Brazilian market.
Competition — Aluminum Products Group
Alumina. The alumina market is competitive, but small compared to the primary aluminum market, because many of the major aluminum-producing companies have integrated bauxite, alumina and aluminum operations. Competition in the alumina market is based primarily on quality, reliability of supply and price, which is directly related to lower costs and logistics. We believe that Alunorte is competitive in the alumina market because of the high quality of its alumina, its advantages in scale and technology, lower conversion costs relative to other refineries on the Atlantic, its efficient port facilities, and the ongoing commitment of its shareholders to purchase a substantial portion of its annual production to place it both in Brazilian and other markets.
Aluminum. The global aluminum market is highly competitive. The world’s largest producers are subsidiaries and affiliates of Alcoa, Rusal, Rio Tinto, Chalco, Norsk Hydro and BHP Billiton. As primary aluminum is a commodity, competition in the aluminum market is based primarily on the economics of transportation and the costs of production. We believe that Albras is competitive in the global aluminum market because of its relatively efficient and accessible port facilities and alumina supply.
Aluminum production accounted for 1.3% of Vale’s total world production in 2009, versus an average of 1.4% over the past three years.
Copper
Copper Operations
Vale carries out copper operations in Brazil directly and through its subsidiary Vale Inco in Canada.

		Vale Participation
Firm	Location	Voting	Total
		(%)
Vale	Brazil	—	—
Vale Inco	Canada	100	100

Copper Operations in Brazil
Our Sossego copper mine in Carajás, in the state of Pará, has two main copper ore bodies, Sossego and Sequeirinho. The copper ore is mined by open-pit method, and the run-of-mine is processed by means of standard primary crushing and conveying, SAG milling (a semi-autogenous mill that uses a large rotating drum filled with ore, water and steel grinding balls to transform the ore into a fine slurry), ball milling, copper concentrate flotation, tailings disposal, concentrate thickening, filtration and load out. We truck the concentrate to a storage terminal in Parauapebas and then transport it via the EFC railroad to the Ponta da Madeira maritime terminal in São Luís, in the state of Maranhão.
We constructed an 85-kilometer road to link Sossego to the Carajás air and rail facilities and a power line that allows us to purchase electrical power at market prices. We have a long-term energy supply contract with Eletronorte.
In December 2008, we concluded the construction of the Usina Hidrometalúrgica de Carajás plant (“UHC”), located at the Sossego mining site, to test the application of hydro-metallurgical technology for the industrial-scale processing of copper concentrate to produce copper cathode. In 2009, we produced 2,178 metric tons of copper cathode in this plant using copper concentrate from our Sossego mine. The testing program will continue until the end of 2010 and the information gathered will be used to design and evaluate the feasibility of a larger hydro-metallurgical plant. If proven to be efficient, we believe this technology could be used to process the sulfide ore produced at the mines in the Carajás mineral province at a relatively low cost.
Operations in Canada
In Canada, we recover copper in conjunction with our nickel operations, principally at Sudbury and Voisey Bay. At Sudbury, we produce two intermediate copper products, copper concentrate and copper anodes, and we also produce electrowon copper cathode as a by-product of our nickel refining operations. At Voisey Bay, we produce copper concentrates.
Copper production
The following table presents information about Vale’s copper production.

		Production for the year ended December 31
Mine	Type	2007	2008	2009
		(Thousands of metric tons)
Brazil:
Sossego	Open pit	118	126	117
Canada:
Sudbury	Underground	113	115	42
Voisey Bay	Open pit	42	55	24
Thompson	Underground	1	1	1
External (1)	—	9	14	14

Total		284	312	198

(1)	Vale processes copper in its facilities using copper ore purchased from third parties.
Customers, Sales and Marketing — Copper
Copper concentrates from Sossego are sold under medium- and long-term contracts to copper smelters in South America, Europe and Asia. We have long-term off-take agreements to sell the entire production of copper concentrate from the first phase of the Salobo project to smelters. Electrowon copper from UHC is mainly sold in Brazil under short-term sales agreements. We have long-term copper supply agreements with Xstrata Copper Canada for the sale of copper anodes and copper concentrates produced in Sudbury. Copper in concentrates from Voisey Bay are sold under medium-term contracts to customers in Europe. Electrowon copper from Sudbury is sold in North America under short-term sales agreements.

Competition — Copper
The global copper cathode market is highly competitive. Producers are integrated mining companies and custom smelters, covering all regions of the world, while consumers are principally wire, rod and copper-alloy producers. Competition occurs mainly on a regional level and is based primarily on production costs, quality, reliability of supply and logistics costs. The world’s largest copper cathode producers are Codelco, Freeport-McMoRan, Aurubis, Jiangxi and Xstrata, operating at the parent-company level or through subsidiaries. Our participation in the global copper cathode market is marginal.
Copper concentrate and copper anode are intermediate products in the copper production chain. Both the concentrate and anode markets are competitive, having numerous producers but fewer participants and smaller volumes than in the copper cathode market due to high levels of integration by the major copper producers.
In the copper concentrate market, the main producers are mining companies located in South America, Indonesia and Australia, while consumers are custom smelters located in Europe and Asia. Competition in the copper concentrate market occurs mainly on a global level and is based on production costs, quality, logistics costs and reliability of supply. The largest competitors in the copper concentrate market are Freeport-McMoRan, BHP Billiton, Xstrata and Rio Tinto, operating at the parent-company level or through subsidiaries. Our market share in 2009 was about 3% of the total custom copper concentrate market.
The copper anode/blister market has very limited trade within the copper industry; generally, anodes are produced to supply each company’s integrated refinery. The trade in anodes/blister is limited to those facilities that have more smelting capacity than refining capacity or to those situations where logistics cost savings provide an incentive to source anodes from outside smelters. The largest competitors in the copper anode market are Anglo American, Xstrata and Codelco, operating at the parent-company level or through subsidiaries.
Among the base metals produced by Vale, standards exist for statistically identified seasonality in the behavior of the demand for nickel and copper, which does not exist in the case of aluminum, whose demand does not show sensitivity to the different seasons of the year. Demand for nickel is usually weaker in the third quarter due to summer holidays in the northern hemisphere; whilst for copper seasonality is unfavorable throughout the second half of the year.
Potash
We conduct potash operations in Brazil at the parent-company level. We lease Taquari-Vassouras, the only potash mine in Brazil (in Rosario do Catete, in the state of Sergipe), from Petrobras — Petróleo Brasileiro S.A., the Brazilian state-owned oil company. The lease, signed in 1991, became effective in 1992 for a period of 25 years.
The following table sets forth information on our potash production.

		Production for the year ended December 31			Recovery
Mine	Type	2007	2008	2009	rate
		(Thousands of metric tons)			(%)
Taquari-Vassouras	Underground	671	607	717	87.6

Phosphates
We have agreed to acquire a 78.9% stake (direct and indirect) in Fosfertil and 100% of BPI. Fosfertil is a Brazilian producer of phosphate rock, phosphates fertilizers (“P”) (e.g., monoammonium phosphate (MAP), diammonium phosphate (DAP), triple superphosphate (TSP) and single superphosphate (SSP)) and nitrogen (“N”) fertilizers (e.g., ammonium nitrate and urea). It is the largest producer of P and N crop nutrients in Brazil. Fosfertil operates three phosphate rock mines: Catalão, in the state of Goiás, Tapira and Patos de Minas, both in the state of Minas Gerais. In addition, it is developing Salitre, a greenfield project in Patrocínio, in the state of Minas Gerais. BPI owns two phosphate rock mines, Araxá, in the state of Minas Gerais, and Cajati, in the state of São Paulo. BPI also has four processing plants for the production of phosphates fertilizers, located at Araxá, Minas Gerais; Cajati, São Paulo; Cubatão, São Paulo; and Guará, São Paulo.
Customers, Sales and Marketing — Potassium
All potash sales from the Taquari-Vassouras mine are to the Brazilian market. Our production represents 8-10% of total potash consumption in Brazil. We have a strong presence and long-standing relationships with the major players in Brazil.
Competition — potash and phosphates
Fertilizers have a strong demand growth potential, which is anchored in market fundamentals similar to those underlying the global demand for minerals, metals and energy. Rapid per capita income growth of emerging economies causes diet changes towards an increasing intake of proteins that ultimately contribute to boost fertilizer use. More recently, global output of biofuels has started to boom as they emerged as an alternative source of energy to reduce world reliance on sources of climate-changing greenhouse gases. Given that key inputs for the production of biofuels — sugar cane, corn and palm — are intensive in the use of fertilizers, they are becoming another major driver of the global demand for crop nutrients.
The industry is divided into three major nutrients: potash, phosphate and nitrogen. There are limited resources of potash around the world with Canada, Russia and Belarus being the most important sources. Due to the lack of resources, the high level of investment and the long time for a project to mature, it is unlikely that other regions will emerge as major potash producers. While potash is a very scarce resource, phosphate is more available, but all major exporters are located in the northern region of Africa (Morocco, Algeria and Tunisia) and in the United States.
Brazil is one of the largest agribusiness markets in the world due to its high production and consumption of grains and biofuel. It is the fifth-largest consumer of fertilizers in the world and one of the largest importers of phosphates, potash, urea and phosphoric acid. Brazil imports 90% of its potash (6.8 Mt) from Canadian, Russian and German producers in descending order. The United States, Brazil, China and India are important consumers of potash, representing 60% of total global consumption. Our projects portfolios are highly competitive in terms of cost and logistics with these regions. The potash industry is highly concentrated, with the eight major producers being responsible for more than 80% of total world production capacity.
We are building our expertise in solution mine technology for potash mining. During the last period, we achieved very good results applying this technology for silvinite and carnalite resources in the Rio Colorado and Carnalita projects, respectively. We believe that this technology will enhance our competitive advantage in operating and capital expenditures.
Most phosphate concentrate is consumed locally by downstream integrated producers, with the seaborne market corresponding to 15% of total phosphate rock production. Major phosphate rock exporters are concentrated in North Africa, mainly through state-owned companies, with OCP Group holding 49% of the total seaborne market. Brazil imports 49% of its total phosphate nutrients it needs in both phosphate fertilizer products and phosphate rock. The phosphate rock imports supply non-integrated producers of phosphate fertilizers products such as single superphosphate (SSP), triple superphosphate (TSP) and monoammonium phosphate (MAP).

PGMs and other precious metals
As by-products of our Sudbury nickel operations in Canada, we recover significant quantities of PGMs, as well as small quantities of gold and silver. We operate a processing facility in Port Colborne, Ontario, which produces PGMs, gold and silver intermediate products. We have a refinery in Acton, England, where we process our intermediate products, as well as feeds purchased from unrelated parties and toll-refined materials. In 2009, PGM concentrates from our Sudbury operations supplied about 36% of our PGM production.
The following table presents information on production of the Company’s precious metals.

Mine (1)	Type	2007	2008	2009
		(Thousand troy ounces)
Sudbury:
Platinum	Underground	140	166	103
Palladium	Underground	191	231	152
Gold	Underground	75	85	49

(1)	Production figures exclude precious metals purchased from unrelated parties and toll-refined materials.
Cobalt
We recover significant quantities of cobalt as a by-product of our Canadian nickel operations. In 2009, we produced 639 metric tons of refined cobalt metal at our Port Colborne refinery and 554 metric tons of cobalt in a cobalt-based intermediate at our Thompson nickel operations in Canada. Our remaining cobalt production consisted of 491 metric tons of cobalt contained in other intermediate products (such as nickel concentrates). We expect to increase our production of cobalt as we increase nickel production in New Caledonia at the Goro mine, because the nickel laterite ore at this location contains significant co-deposits of cobalt.
We sell cobalt on a global basis. Our cobalt metal, which is electro-refined at our Port Colborne refinery, has very high purity levels (99.8%). Cobalt metal is used in the production of various alloys, particularly for aerospace applications, as well as the manufacture of cobalt-based chemicals.
The following table sets forth information on our cobalt production.

		Production for the year ended December 31
Mine	Type	2007	2008	2009
		(Metric tons)
Sudbury	Underground	727	804	359
Thompson	Underground	179	168	181
Voisey Bay	The open	1,239	1,695	971
External (1)	—	379	161	64

Total		2,524	2,828	1,575

(1)	These figures do not include unrelated-party tolling of feeds purchased from unrelated parties.
Kaolin
We conduct our kaolin business in Brazil, through the subsidiaries set forth in the following table:

		Vale Participation
Firm	Location	Voting	Total	Vale Partners
		(%)
CADAM	Vitória do Jari, Amapá	100	61.5	Bank of Brazil and BNDES
PPSA	Barcarena, Pará	85.6	86.2	Mitsubishi Corporation
CADAM S.A. (“CADAM”) and Pará Pigmentos S.A. (“PPSA”) produce kaolin for paper coating. They also conduct research into other uses for kaolin products in order to develop a more diversified portfolio.

CADAM is located on the border of the states of Pará and Amapá, in the Amazon area in northern Brazil. CADAM’s reserves are principally concentrated in the open-pit Morro do Felipe mine, in Vitória do Jari, in the state of Amapá. The beneficiation plant and private port facilities are situated on the west bank of the Jari River, in Munguba, in the state of Pará. CADAM produces the following products: Amazon SB, Amazon Premium and Amazon Plus. They are sold mainly in the European, Asian and Latin American markets.
PPSA operates an open-pit mine, Rio Capim, and a beneficiation plant. These operations are linked to the land and port facilities in Barcarena, via a 180-kilometer pipeline. The beneficiated kaolin is pumped through a slurry pipeline. PPSA produces the following products: Century, Century S, Paraprint, Paraplate and Paralux. They are sold mainly in the European, Asian and North American markets. We are in preliminary negotiations to sell PPSA.
Vale is in talks to sell PPSA and CADAM.
CADAM gets its electricity from its own thermal power plant, with a nominal capacity of 25.0 MW. PPSA has a power contract supply with the Celpa grid.
The following table presents information on Vale’s production of kaolin.

		Production for the year ended December 31			Recovery
Mine	Type	2007	2008	2009	Rate
		(Thousands of metric tons)			(%)
CADAM
Morro do Felipe	Open pit	714	602	427	52.1
PPSA
Rio Capim	Open pit	639	528	354	24.2

Total		1354	1129	781

(1)	Total recovery rate
Revenues from sales of cobalt, PGMs and kaolin accounted for only 1.5% of Vale’s total revenue in 2009.
iii) Logistics segment
We have developed our logistics business based on the transportation needs of our mining operations, mainly iron ore, and it also provides transportation services for customers’ products and for passengers. We conduct logistics businesses at the parent-company level, through subsidiaries and through joint ventures, as set forth in the following table.

			Participation of Vale
Firm	Business	Location	Voting	Total	Vale Partners
			(%)
Vale	Port, maritime and railroad operations (EFVM and EFC)	Brazil	100	100	—
FCA	Railway operations	Brazil	100	99.9	Former employees of the Rede Ferroviária Federal S.A.
FNS	Railroad operations	Brazil	100	100	—
MRS	Railroad operations	Brazil	37.9	41.5	CSN, Usiminas and Gerdau
CPBS	Maritime terminal operations and ports	Brazil	100	100	—
Log In	Maritime terminal operations and ports	Brazil	31.3	31.3	Mitsui & Co., public investors
PTI	Maritime terminal operations and ports	Indonesia	59.1	59.1	Sumitomo, public investors
SPRC	Maritime terminal operations and ports	Colombia	100	100	—
FENOCO	Railroad operations	Colombia	8.4	8.4	Drummond, Glencore and Coalcorp

Railroads
Brazil
Vitória a Minas railroad (“EFVM”). The EFVM railroad links our Southeastern System mines in the Iron Quadrangle region in the Brazilian state of Minas Gerais to the Tubarão Port, in Vitória, in the Brazilian state of Espírito Santo. We operate this 905-kilometer railroad under a 30-year renewable concession, which expires in 2027. The EFVM railroad consists of two lines of track extending for a distance of 601 kilometers to permit continuous railroad travel in opposite directions, and single-track branches of 304 kilometers. Industrial manufacturers are located in this area and major agricultural regions are also accessible to it. The EFVM railroad has a daily capacity of 342,000 metric tons of iron ore. In 2009, the EFVM railroad carried a total of 60.5 billion ntk of iron ore and other cargo, of which 13.5 billion ntk, or 22%, consisted of cargo transported for customers, including iron ore for Brazilian customers. The EFVM railroad also carried 0.9 million passengers in 2009. In 2009, we had a fleet of 331 locomotives and 19,395 wagons at EFVM.
Carajás railroad (“EFC”). We operate the EFC railroad under a 30-year renewable concession, which expires in 2027. EFC is located in the Northern System, beginning at our Carajás iron ore mines in the Brazilian state of Pará and extending 892 kilometers to our Ponta da Madeira maritime terminal complex facilities located near the Itaqui Port in the Brazilian state of Maranhão. Its main cargo is iron ore, principally carried for us. It has a daily capacity of 301,000 metric tons of iron ore. In 2009, the EFC railroad carried a total of 85.04 billion ntk of iron ore and other cargo, 3.11 billion ntk of which was cargo for customers, including iron ore for Brazilian customers. EFC also carried 342,665 passengers in 2009. EFC supports the largest capacity train in Latin America, which measures 3.4 kilometers, weighs 42,300 gross metric tons when loaded and has 330 cars. In 2009, EFC also had a fleet of 226 locomotives and 12,627 wagons.
Ferrovia Centro-Atlântica (“FCA”). Our subsidiary FCA operates the central-east regional railway network of the Brazilian national railway system under a 30-year renewable concession, which expires in 2026. The central east network has 8,023 kilometers of track extending into the states of Sergipe, Bahia, Espírito Santo, Minas Gerais, Rio de Janeiro and Goiás and Brasília, the Federal District of Brazil. It connects with our EFVM railroad near the cities of Belo Horizonte, in the state of Minas Gerais and Vitória, in the state of Espírito Santo. FCA operates on the same track gauge as our EFVM railroad and provides access to the Santos Port in the state of São Paulo. In 2009, the FCA railroad transported a total of 10.62 billion ntk of cargo for customers. In 2009, FCA had a fleet of 498 locomotives and 13,061 wagons.
Ferrovia Norte-Sul railroad (“FNS”). In October 2007, we won the auction for the subconcession for commercial operation for 30 years of a 720-kilometer stretch of the FNS railroad, in Brazil. Since 1989, we have operated a segment of the FNS, which connects to the EFC railroad, enabling access to the port of Itaqui, in São Luís, where our Ponta da Madeira maritime terminal is located. A 452-kilometer extension was concluded in December 2008. In 2009, the FNS railroad transported a total of 1.16 billion ntk of cargo for customers. This new railroad creates a new corridor for the transportation of general cargo, mainly for the export of soybeans, rice and corn produced in the center-northern region of Brazil. In 2009, FNS had a fleet of 6 locomotives and 370 wagons.

The principal items of cargo of the EFVM, EFC, FCA and FNS railroads are:
• iron ore and iron ore pellets, carried for us and customers;
• steel, coal, pig iron, limestone and other raw materials carried for customers with steel mills located along the railroad;
• agricultural products, such as soybeans, soybean meal and fertilizers; and
• other general cargo, such as building materials, pulp, fuel and chemical products.
We charge market prices for customer freight, including iron ore pellets originating from joint ventures and other enterprises in which we do not have a 100% equity interest. Market prices vary based on the distance traveled, the type of product transported and the weight of the freight in question, and are regulated by the Brazilian transportation regulatory agency, ANTT (Agência Nacional de Transportes Terrestres).
MRS Logística S.A. (“MRS”). The MRS railroad is 1,643 kilometers long and links the Brazilian states of Rio de Janeiro, São Paulo and Minas Gerais. In 2009, the MRS railroad carried a total of 56.25 million metric tons of cargo, including 51.1 million metric tons of iron ore and other cargo from Vale.
Colombia
Ferrocarriles del Norte de Colombia S.A. (“FENOCO”). We own an 8.4% equity stake in FENOCO, a company that owns a concession to restore and operate the Chiriguana — Santa Marta tranche (220 kilometers) of the Atlantic Railroad, which connects the Cesar coal-producing region with various ports in the Atlantic Ocean.
Ports and maritime terminals
We operate a port and six maritime terminals principally as a means to complete the delivery of our iron ore and iron ore pellets to bulk carrier vessels serving the seaborne market. We also use our port and terminals to handle customers’ cargo. In 2009, 10% of the cargo handled by our port and terminals represented cargo handled for customers.
Tubarão Port. The Tubarão Port, which covers an area of 18 square kilometers, is located near the Vitória Port in the Brazilian state of Espírito Santo and contains four maritime terminals: (i) the iron ore maritime terminal, (ii) Praia Mole Terminal, (iii) Terminal de Produtos Diversos, and (iv) Terminal de Granéis Líquidos.
•
The iron ore maritime terminal has two piers. Pier I can accommodate two vessels at a time, one of up to 170,000 DWT on the southern side and one of up to 200,000 DWT on the northern side. Pier II can accommodate one vessel of up to 365,000 DWT at a time, limited at 20 meters draft plus tide. In Pier I there are two ship loaders, which can load up to a combined total of 14,000 metric tons per hour. In Pier II there are two ship loaders that work alternately and can each load up to 16,000 metric tons per hour. In 2009, 77.42 million metric tons of iron ore and iron ore pellets were shipped through the terminal for us. The iron ore maritime terminal has a stockyard capacity of 2.8 million metric tons.

•	Praia Mole terminal is principally a coal terminal and handled 8.9 million metric tons in 2009. See Additional information—Legal proceedings.

•	Terminal de Produtos Diversos handled 5.9 million metric tons of grains and fertilizers in 2009.

•	Terminal de Granéis Líquidos handled 1 million metric tons of bulk liquid in 2009.

Ponta da Madeira maritime terminal. The Ponta da Madeira maritime terminal is located near the Itaqui Port in the Brazilian state of Maranhão. The terminal facilities can accommodate four vessels. Pier I can accommodate vessels displacing up to 420,000 DWT. Pier II can accommodate vessels of up to 155,000 DWT. Pier I has a maximum loading rate of 16,000 tons per hour. Pier II has a maximum loading rate of 8,000 tons per hour. Pier III, which has two berths and three shiploaders, can accommodate vessels of up to 220,000 DWT and has a maximum loading rate of 8,000 metric tons per hour in each shiploader. Cargo shipped through our Ponta da Madeira maritime terminal consists principally of our own iron ore production. Other cargo includes manganese ore, copper concentrate and pig iron produced by us and pig iron and soybeans for unrelated parties. In 2009, 87.3 million metric tons were handled through the terminal for us and 4.5 million metric tons for customers. The Ponta da Madeira maritime terminal has a stockyard capacity of 5.4 million metric tons.
Itaguaí maritime terminal — Cia. Portuária Baía de Sepetiba (“CPBS”). CPBS is a wholly owned subsidiary that operates the Itaguaí terminal, in the Sepetiba Port, in the Brazilian state of Rio de Janeiro. Itaguaí’s maritime terminal has a pier that allows the loading of ships up to 18 meters of draft and up to 230,000 DWT. In 2009, the terminal uploaded 19.6 million metric tons of iron ore. From December 2007 to February 2008, Itaguaí operated with limited capacity as a result of an accident with a ship in the terminal.
Guaíba Island maritime terminal. We operate a maritime terminal on Guaíba Island in the Sepetiba Bay, in the Brazilian state of Rio de Janeiro. The iron ore terminal has a pier that allows the loading of ships of up to 300,000 DWT. In 2009, the terminal uploaded 36.8 million metric tons of iron ore.
Inácio Barbosa maritime terminal (“TMIB”). We operate the Inácio Barbosa maritime terminal, located in the Brazilian state of Sergipe. The terminal is owned by Petrobras. Vale and Petrobras entered into an agreement in December 2002, which allows Vale to operate this terminal for a period of 10 years. In 2009, 0.9 million metric tons of fuel and agricultural and steel products were shipped through TMIB.
Colombia
Sociedad Portuaria Rio Cordoba (“SPRC”). SPRC is a seaport facility wholly owned by Vale and used to export coal from the El Hatillo operation, as well as other nearby mines. The port is located in Cienaga, on the Caribbean coast of Colombia, in the Magdalena Department, about 67 kilometers from Barranquilla and 31 kilometers from Santa Marta.
Indonesia
PTI owns and operates two ports in Indonesia to support its nickel mining activities.
•	The Balantang Special Port is located in Balantang Village, South Sulawesi, and has a pier that can accommodate vessels displacing up to 6,000 DWT.

•	The Harapan Tanjung Mangkasa Village is located in Harapan Tanjung Mangkasa Village, South Sulawesi, and has a pier that can accommodate vessels displacing up to 39,000 DWT.
Shipping
We operate in two distinct shipping areas: seaborne dry bulk shipping and tug boat services. The following table sets forth information on the volume of cargo that our seaborne dry bulk shipping service carried for the periods indicated.

	Year ended December 31
	2007	2008	2009
	(Thousands of metric tons)
Iron ore:
Vale	1,324	1,884	2,739
Clients	—	—	—
Coal	147	—	—
Other	—	—	—

Total	1,471	1,884	2,739

We are developing a low-cost freight portfolio. Since 2007, we have operated three capesize vessels, which have been fully dedicated to performing shuttle services from Brazil to Asia. In 2009, we bought 17 used capesize vessels, seven of which begin operation in 2010. We have also entered into long-term freight contracts and have placed orders with shipyards for the construction of 16 very large ore carriers, each with a capacity of 400,000 DWT, and four additional capesize vessels, each with a capacity of 180,000 DWT. We expect this service to enhance our ability to offer our products in the Asian market at competitive prices and to increase our market share in China and the global seaborne market.
We have also entered into long-term freight contracts to transport pellet feed from Brazil to Oman, where we are building a pellet plant with nominal capacity of 9 million metric tons of direct reduction iron ore pellets per year and a distribution center with capacity to handle 40 million tons of iron ore or iron ore pellets.
We own 31.3% of Log-In, which conducts intermodal shipping business. Log-In offers port handling and container transportation services, by sea or rail, as well as container storage. It operates owned and chartered ships for coastal shipping, a container terminal (Terminal Vila Velha, or TVV) and two multimodal terminals. In 2009, Log-In’s coastal shipping service transported 110,547 twenty-foot equivalent units (teus), TVV handled 211,387 teus and its express train service moved 41,475 teus.
We also operate a fleet of 25 tug boats (14 owned and 11 chartered) in maritime terminals in Brazil, in Vitória (state of Espírito Santo), Trombetas (state of Pará), São Luís (state of Maranhão) and Aracaju (state of Sergipe).
iv) Steel Segment
Vale conducts its operations through affiliates California Steel Industries. Inc (CSI) and ThyssenKrupp CSA Siderúrgica do Atlântico Ltda (TKCSA).

		Vale Participation
Firm	Location	Voting	Total
		(%)
CSI	United States	50.00%	50.00%
CSA	Brazil	26.87%	26.87%
Vale owns a 50% stake in CSI, a producer of flat rolled steel and pipes, located in the United States. The other 50% belong to JFE Steel. CSI produces about 1.8 million metric tons of flat rolled steel products per year. CSI is adding a second reheating furnace with cutting-edge environmental technology that will increase capacity by about 50%. The total estimated project cost is US$ 71 million.
Vale holds a 26.87% stake in TKCSA, an integrated producer of steel plates in the state Rio de Janeiro, Brazil. TKCSA is in a pre-operational phase and the production of the first slabs is expected to happen in June 2010. When it comes into operation, TKCSA will have the capacity to produce 5 million metric tons of slabs per year.

v) Other equity segment
Coal
Coal operations
Vale produces metallurgical and thermal coal through its subsidiary Vale Australia Pty Ltd (Australia), which operates coal assets in Australia through wholly owned subsidiaries and non incorporated joint ventures, and thermal coal, through its subsidiary Vale Colombia Ltd (Vale Colombia).
Vale also has a minority stake in two Chinese companies, Henan Longyu Energy Resources Co., Ltd. (Longyu) and Shandong Yankuang International Coking Company Ltd. (Yankuang), as shown in the table below.

			Vale
Company	Business	Location	Participation	Vale Partners
			(%)
Vale Australia		Australia
Integra Coal	Metallurgical and thermal coal	Hunter Valley, New South Wales	61.2	Norfolk Southern Corp.. (NSC), JFE Steel Corporation (JFE), POSCO, Toyota
Carborough Downs	Metallurgical coal	Bowen Basin, Queensland,	80	NSC, JFE, Posco, Tata
Isaac Plains	Metallurgical and thermal coal	Bowen Basin, Queensland,	50	Aquila Resources Ltd.
Broadlea	Metallurgical and thermal coal	Bowen Basin, Queensland,	100	—

Vale Columbia	Thermal Coal	Colombia	100	—

		China:
Longyu	Coal and other related products	Henan Province	25	Yongmei Group Co., Ltd. (formerly Yongcheng Coal & Electricity (Group) Co. Ltd.), Shanghai Baosteel International Economic & Trading Co., Ltd. and other minority shareholders
Yankuang	Metallurgical coke and methanol	Shandong Province	25	Yankuang Group Co. Limited, Itochu Corporation
Integra Coal Operations (underground and open-cut). The Integra Coal Operations are located 10 kilometers north-west of Singleton in the Hunter Valley of New South Wales, Australia. The operations comprise an underground coal mine that produces coal by longwall methods, and an open-cut pit. Coal from the mine is processed at a coal handling and processing plant (“CHPP”) with a capacity of 1,200 metric tons per hour, loaded onto trains at a purpose-built rail loadout facility for transport to the port of Newcastle, New South Wales, Australia.
Carborough Downs. Carborough Downs is located in the Central Bowen Basin in central Queensland, Australia, 15 kilometers east of the township of Moranbah and 180 kilometers southwest of the coastal city of Mackay. Carborough Downs mining leases overlie the Rangal Coal Measures of the Bowen Basin with the economic seams of Leichardt and Vermont. Both seams have coking properties and can be beneficiated to produce coking and PCI products. The Leichardt seam is currently our main target for development and constitutes 100% of the current reserve and resource base. Carborough Downs coal is processed at the Carborough Downs CHPP, which is capable of processing 1000 metric tons per hour, and which operates seven days per week. The product is loaded onto trains at a rail loadout facility and transported 160 kilometers to the Dalrymple Bay Coal Terminal, Queensland, Australia.
Isaac Plains. The Isaac Plains open-cut mine is located close to Carborough Downs in central Queensland. The mine is managed by Isaac Plains Coal Management on behalf of the joint venture parties. The coal is classified as a medium volatile bituminous coal with low ash and sulfur contents. Isaac Plains’s product split for the life of the mine is 75% metallurgical coal and 25% thermal coal. Coal is processed at the Isaac Plains CHPP and railed 172 kilometers to the Dalrymple Bay Coal Terminal.

Broadlea. Broadlea is an open-cut operation located just north of Carborough Downs’ underground mine, consisting of a collection of small economic coal deposits. Broadlea is mined using the truck-and-shovel method, and product coal is toll-washed at the Carborough Downs CHPP and railed 172 kilometers to the Dalrymple Bay Coal Terminal in Queensland, Australia. At the end of 2009, Broadlea ceased operations and underwent maintenance due to increasing unit costs. The mine’s economic viability will undergo regular review to determine the potential recommencement of operations.
El Hatillo. The El Hatillo thermal coal mine is located in the central portion of the Cesar Department, 210 kilometers southeast of Santa Marta. The concession area is adjacent to the town of La Loma and encompasses an area of 9,693 hectares.
Longyu produces coal and other related products. Yankuang, a metallurgical coal plant, has an annual production capacity of 2 million metric tons of coke and 200,000 metric tons of methanol.
Coal production
The following table sets forth information on our coal production.

		Production for the year ended December 31,
Operation	Mine type	2007(1)	2008	2009
		(thousand metric tons)
Thermal coal:
El
Hatillo(2)	Open-cut	—	—	1,143
Integra Coal(3)	Open-cut	255	557	702
Isaac Plains(4)	Open-cut	171	147	551
Broadlea	Open-cut	14	582	497

Total thermal coal		440	1,286	2,892

Metallurgical coal:

Integra Coal(3)	Underground and pen-cut	1,214	1,747	1,184
Isaac Plains(4)	Open-cut	249	382	487
Carborough Downs(5)	Underground	269	429	604
Broadlea	Open-cut	32	249	252

Total metallurgical coal		1,764	2,808	2,527

(1)	We acquired AMCI HA, the previous owner of these mines, in April 2007. Figures for 2007 include production from May to December 2007 only.

(2)	We acquired El Hatillo in the first quarter of 2009. Figures for 2009 include production from April to December only.

(3)	These figures correspond to our 61.2% equity interest in Integra Coal, an unincorporated joint venture.

(4)	These figures correspond to our 50% equity interest in Isaac Plains, an unincorporated joint venture.

(5)	These figures correspond to our 80% equity interest in Carborough Downs, an unincorporated joint venture.

Operation	Mine type
El Hatillo(1)	Open-pit
Integra Coal(2)	Underground and open-pit
Isaac Plains(3)	Open-pit
Carborough Downs(4)	Underground
Broadlea	Open-pit

(1)	We acquired El Hatillo in the first quarter of 2009. Figures for 2009 include production from April to December only.

(2)	These figures correspond to our 61.2% equity interest in Integra Coal, an unincorporated joint venture.

(3)	These figures correspond to our 50% equity interest in Isaac Plains, an unincorporated joint venture.

(4)	These figures correspond to our 80% equity interest in Carborough Downs, an unincorporated joint venture.

Customers, Sales and Marketing — Coal
Sales from Vale’s coal operations in Australia are basically destined for eastern Asia. In 2009, 41% of the Company’s coal sales were made to Japanese steel mills and power plants. In 2009, its affiliated Chinese coal companies directed sales primarily to the Chinese domestic market. Sales of coal from Vale operations in Colombia are primarily focused on Europe and the United States.
Vale’s Integra Coal operations in New South Wales are similar to many in the Hunter Valley, with the vast majority of production being consumed in Northern Asia. The Company’s operations in Queensland began production in late 2006.
Competition — Coal
The global coal industry, which is primarily comprised of the markets for hard coal (metallurgical coal and thermal coal) and brown coal/lignite, is highly competitive. Growth in steel demand, especially in Asia, underpins strong demand for metallurgical coal. Major port and rail constraints in some of the countries in which major suppliers are located could lead to limited availability of incremental metallurgical coal production.
The global seaborne thermal coal market has significantly expanded in recent years. Growth in thermal coal demand is closely related to growth in electricity consumption, which will continue to be driven by global economic growth, particularly from emerging economies. Large existing fleets of coal-fired power plants with long life cycles take decades to replace or upgrade, keeping a high share of thermal coal in the electricity matrix in countries with high consumption. The cost of fuel is typically the largest variable cost involved in electricity generation and coal is currently the most competitively priced fossil fuel for this purpose.
Competition in the coal industry is based primarily on the economics of production costs, coal quality and transportation costs. We believe that our operations and project pipeline are competitive, and our key competitive strengths include the strategic geographic location of our current and future supply bases and our production cash costs relative to several other coal producers.
Major participants in the coal seaborne market are subsidiaries and affiliates of Xstrata plc, BHP Billiton plc, PT Bumi Resources Tbk., Anglo Coal, Drummond Company, Inc., Rio Tinto Ltd., Teck Cominco, Peabody and the Shenhua Group.
Energy
We have developed our energy assets based on the current and projected energy needs of our mining operations, with the goal of reducing our energy costs and minimizing the risk of energy shortages.

Brazil
Energy management and efficient supply in Brazil are priorities for us, given the uncertainties associated with changes in the regulatory environment, and the risk of rising electricity prices and electric energy shortages (as experienced in Brazil in the second half of 2001). We currently have seven hydroelectric power plants in operation. In 2009, our total energy capacity in Brazil was 12,509 GWh. We use the electricity produced by these plants for our internal consumption needs. As a large consumer of electricity, we expect that investing in power projects will help us reduce costs and will protect us against energy price volatility. However, we may experience delays in the construction of certain generation projects due to environmental and regulatory issues, which may lead to higher costs.
Canada
In 2009, our wholly owned and operated hydroelectric power plants in Sudbury generated 31% of the electricity requirements of our Sudbury operations. The power plants consist of five separate generation stations with an installed generator nameplate capacity of 56 MW. The output of the plants is limited by water availability, as well as constraints imposed by a water management plan regulated by the provincial government. Over the course of 2009, the power system operator distributed electrical energy at the rate of 80.0 MW to all surface plants and mines in the Sudbury area.
In 2009, diesel generation provided 100% of the electric requirements of our Voisey Bay operations. We have six diesel generators on-site, of which normally only four are in operation, producing 12 MW.
Indonesia
Energy costs are a significant component of our nickel production costs for the processing of lateritic ores at PTI operations in Indonesia. A major portion of PTI’s electric furnace power requirements are supplied at low-cost by its two hydroelectric power plants on the Larona River: (i) the Larona plant, which generates an average of 180 MW, and (ii) the Balambano plant, which generates an average of 110 MW. PTI has thermal generating facilities which include 24 Caterpillar diesel generators, with capacity of 1 MW each, five Mirrlees Blackstone diesel generators, and one oil burning steam turbine generator. These generators have the capacity to provide 80 MW of power.
Oil and natural gas
The use of natural gas in our energy matrix in Brazil is expected to increase from 1.3 million cubic meters per day (“Mm3/day”) in 2009 to 12.8 Mm3/day in 2020. In order to mitigate supply and price risks we started investing in natural gas exploration. Since 2007, we have developed a 29-block portfolio in Brazilian onshore and offshore basins.
During 2009, the operators of the consortia in which we participate drilled six offshore wells in the Santos and Espírito Santo basins. These wells delivered two oil and gas discoveries that are going to be delimited and tested in the current year. Both of them are located in the Santos basin, on the BM-S-48 concession area. Oil or gas existence has been detected at three other wells but common technical or commercial issues prevented their development.

e. Key inputs and raw materials:
i.	description of the relationships with suppliers, including whether they are subject to governmental control or regulation, identifying the bodies and the respective legislation
Vale’s strategy in relation to its suppliers is to maintain a long term relationship in order to promote partnerships aimed at gains for both parties, through continuous innovation and development and supply of goods and quality services at a compatible cost. For this, Vale used as communication tools visits and talks at their operations, exchange programs and structured meetings.
In order to achieve continuous improvement and contribute to advances in the production chain, Vale’s management of relationships with suppliers comprises four steps: (i) classification based on Vale’s values, (ii) contracts taking into account the identification and analysis of environmental risks (iii) performance evaluation periodically to ensure compliance with requirements applicable and as defined in the contracting stage, and (iv) development.
The guidelines and criteria for evaluation which Vale adopts for its suppliers are based on environmental legal requirements applicable to suppliers whose operational processes involve the use of natural resources or are potentially polluting or likely to cause environmental degradation. In addition to these legal aspects Vale’s Environmental Management criteria and the principles of its Sustainable Development Policy are considered.
Every contract involving construction sites / facilities within Vale areas are inspected prior to demobilization to assess compliance with environmental requirements specified in the contract. That evaluation focuses on the environmental quality of the area to verify the existence of potential liabilities that will be liable for remediation by the supplier.
With regard to the recipients of waste generated in Vale production processes, all are subject to audit by the Department of the Environment and Sustainable Development aimed at their initial approval and periodic revalidation.
The main environmental laws applicable to this process are:
a) Environmental Permit
• Federal Law 6938/81 — National Environmental Policy
• CONAMA Resolution (National Council for the Environment) 237/97
• CONAMA Resolution (National Council for the Environment) 01/86.
• Federal Law 10165/00
• IBAMA Norm (Brazilian Institute of Renewable Natural Resources) 96/06.
b) Pesticides
• Federal Law 7802/99
• Federal Decree 4047/02
• Law 6360/76 — ANVISA — National Agency for Sanitary Surveillance
c) Dangerous Goods Transportation
• Decree 96044/88
• ANTT Resolution (National Land Transport) 420/02
d) Radioactive Material
• CNEN Resolution (National Nuclear Energy Council) NE 2:01
• CNEN Resolution (National Nuclear Energy Council) NE 5:02
e) Explosive Material
• Federal Decree 3665/00
f) Controlled Chemicals
• Ministry of Justice Decree 1274/2003.

ii.	potential dependence on few suppliers
The main inputs purchased by Vale in 2009 were: (i) materials and other equipment, including tires, conveyor belts, parts and components, mining equipment, rail, industrial installations and maintenance workshops, which accounted for 21.4% of cost of goods sold (COGS) in 2009, (ii) fuel and gas, which contributed 10.0% to COGS, and electricity with 6.3% of COGS. Moreover, the provision of various services, such as operational services, maintenance of equipment and facilities, and transportation services, participated with 15.4% of COGS in 2009.
The main items of equipment purchased by Vale are locomotives, wagons, off-road trucks, tractors, and other mining equipment. The largest suppliers of equipment for Vale in 2009 were Sotrec CV, Komatsu Latin-America Corporation, Bucyrus International Inc., Mercedes-Benz do Brazil Ltda. and GE Transportation Systems, accounting jointly for 5% of total purchases of the company.
Fuel consumption is quite intense, especially in operations and transport of iron ore, located in Brazil. The main supplier of this raw material for Vale is Petrobras, which accounted for 80% of the purchase of fuels by Vale in 2009. The electricity supply is managed largely through contracts with regional electricity companies. The main suppliers of this input were the Centrais Elétricas no Norte do Brasil S.A. (Eletronorte), CEMIG Distribuição S.A. and Espírito Santo Centrais Elétricas S.A., together accounting for 79% of purchases of electricity by Vale in 2009.
The top ten suppliers of inputs, equipment and services to Vale in 2009 accounted for 21% of total purchases of the Company in 2009.
iii.	possible volatility in their prices
Vale has some contracts where prices are pegged to market indexes (parametric formulas) and therefore subject to these volatilities. Prices can also vary in relation to historical prices depending on offer versus demand in the market at the time of competition.
7.4 Customers accounted for more than 10% of total net revenues of the Company
There are no customers accounting for more than 10% of Vale’s net revenue.
7.5 Relevant effects of state regulation on the Company’s activities
a. need for government authorization for the exercise of activities and long-standing relationship with the government to obtain such permits
We are subject to a wide range of governmental regulation in all the jurisdictions in which we operate worldwide. The following discussion summarizes the kinds of regulation that have the most significant impact on our operations.

Mining rights
In order to conduct mining activities, we generally require some form of governmental permits, which differ in form depending on the jurisdiction but may include concessions, licenses, claims, tenements, leases or permits (all of which we refer to below as “concessions”). Some concessions are of indefinite duration, but many have specified expiration dates, and may not be renewable. The legal and regulatory regime governing concessions differs among jurisdictions, often in important ways. For example in many jurisdictions, including Brazil, mineral resources belong to the state and may only be extracted pursuant to a concession. In other jurisdictions, including Canada, a substantial part of our mining operations is conducted pursuant to leases, often from government agencies.
The table below summarizes our principal mining concessions and other similar rights. In addition to the concessions described below, we have exploration licenses covering 5.1 million hectares in Brazil and 16.1 million hectares in other countries.

		Approximate area covered
Location	Concession or other right	(in hectares)		Expiration date
Brazil
	Mining concessions	765,855		Undetermined
Canada
Ontario	Mining rights	82,085		Not applicable
	Surface rights	60,000		Not applicable
	Mining leases	14,116		2010-2028
	License of occupation	2,939		Revocable on 30 days notice
	Mineral claims	8,942	(1)	2010-2015
Manitoba	Order in Council Leases	109,043		2020-2025
	Mineral leases	4,151		2013
	Mining claims	35,200		2010-2030
Newfoundland and Labrador	Mining lease	1,600		2027
	Surface lease	4,015		2027
	Mineral licenses	49,450		2014
Indonesia
	Contract of Work	218,000		2025(3)
Australia
	Mining tenements	32,857		2010-2040
New Caledonia
	Mining concessions	20,300		2016-2051(2)
	Mining concessions (outside the Goro project area)	12,191		2027-2040
Peru
	Mining concessions	126,382		Undetermined
Colombia
	El Hatillo concessions	9,695		2027
	Cerro Largo Sur concessions	1,092		2032
Argentina
	Mining concessions	63,978		Undetermined
Chile
	Mining concessions	41,841		Undetermined
Mozambique
	Mining concessions	23,780		2030

(1)	6,596 hectares are jointly held with third parties.

(2)	Our Goro project is located on eight mining concessions covering 6,571 hectares. Three of these concessions are renewable in 2016 while the others are due for renewal in 2048 and 2051.

(3)	The Contract of Work for our Indonesian mining operations expires in 2025. However, under the new Mining Law, we may be entitled to apply for at least one 10-year extension.
Many concessions impose specific obligations on the concessionaire governing such matters as how operations are conducted and what investments are required to be made. For example, under the concession for our Indonesian mining operations (known as the Contract of Work), we are required to construct two production plants, each in a specific region, subject to economic and technical feasibility. Our ability to maintain our mineral rights depends on meeting these requirements, which often involve significant capital expenditures and operating costs.

Regulation of mining activities
Vale is subject to numerous regulations, which differ according to the jurisdiction in which it operates. Its operations depend on legislation and regulations that apply to mining activities, which include in many countries, state and local laws, and federal laws. Moreover, most of the Company’s concessions, especially for large operations, impose additional obligations on the concessionaire.
The jurisdictions in which Vale operates generally have government agencies responsible for granting mining licenses and supervising compliance with mining laws and regulations. For example, in Brazil, the exploration activities are supervised by the National Department of Mineral Production (ANP), an agency of the Ministry of Mines and Energy.
Changes in mining legislation may have a significant effect on Vale operations. Among the jurisdictions in which the Company has operations, there are several changes in legislation proposed or recently adopted, which can affect it significantly. Among them we can mention:
•	The Ministry of Mines and Energy of Brazil is studying changes to the Mining Code which, if adopted, may have important implications on local operations or require unexpected investments.

•
In January 2009, a new Mining Law entered into force in Indonesia, with new licensing rules. In 2010, some regulations were enacted for the Mining Code, not all yet implemented. PTI, along with their legal advisors from Indonesia, are studying the impacts of the new Mining Law on current and future operations of PTI exploration in Indonesia. Until all regulations are promulgated, Vale cannot evaluate how and to what extent the Employment Contract and PTI operations will be affected.

•
In New Caledonia, a law was passed in March 2009 which states that for new mining projects, formal authorization is required, rather than a simple declaration. Vale’s license application (which replaces the 2005 declaration) should be submitted by April 2012. The Company will receive the authorization no later than April 2015. Vale believes it is unlikely that approval be rejected, but there is always the risk that there will be new charges.

Environmental regulations
We are also subject to environmental regulations that apply to the specific types of mining and processing activities we conduct. We require approvals, licenses or permits from governmental authorities to operate, and in most jurisdictions the development of new facilities requires us to submit environmental impact statements for approval and often to make additional investments to mitigate environmental impacts. We must also operate our facilities in compliance with the terms of the approvals, licenses or permits.
Environmental regulations affecting our operations relate, among other matters, to emissions into the air, soil and water; recycling and waste management; protection and preservation of forests, coastlines, natural caverns, watersheds and other features of the ecosystem; water use; and decommissioning and reclamation. In many cases, the mining concessions or environmental permits under which we operate impose specific environmental requirements on our operations. Environmental regulations can sometimes change and ongoing compliance can require significant costs for capital expenditures, operating costs, reclamation costs and compliance. For example, in Brazil, a suit challenging a Brazilian environmental decree that permits mining in certain subterraneous areas may adversely affect our ability to conduct some mining operations or even reserves.

Environmental legislation is becoming stricter worldwide, which could lead to greater costs for environmental compliance. For instance, if we are required to modify installations, develop new operational procedures or purchase new equipment, our environmental compliance costs could increase. In particular, we expect heightened attention from various governments to reducing greenhouse gas emissions as a result of concern over climate change. For example:
•
Our operations in Canada and at PTI in Indonesia are subject to air emission regulations that address, among other things, sulfur dioxide (SO2), particulates and metals. We will be required to make significant capital expenditures to ensure compliance with these emissions standards. The imposition of more stringent standards in the future, especially for SO2 and nickel, could further increase our costs.

•
In 2007, the Canadian government launched its “Turning the Corner” plan. The plan proposed Greenhouse Gas (GHG) emissions reduction targets for each industrial sector. The final targets are expected to align with the U.S. objective of reducing emissions by 17%, below 2005 levels, by 2020. In addition, several provinces, including Manitoba and Ontario, have introduced mandatory emission reduction targets and compliance mechanisms including emissions trading. Compliance with the GHG targets will require investment in our Canadian operations or the purchase of carbon allowances or offsets. At this stage in the legislative process, however, it is unclear whether additional operating or capital expenditures will be required to comply with enacted amendments or what effect these regulations will have on our business, financial results or cash flow from operations.

•
In Canada, a number of studies have been completed or are in progress in Sudbury and Port Colborne related to contamination of soil and water from past and continuing activities. We are taking steps, in partnership with other stakeholders, to remediate the ecological impact of our activities.

•
The Australian government is seeking to introduce a Carbon Pollution Reduction Scheme (“CPRS”) as part of an overall strategy to address climate change and its impact, both within Australia and globally. The government has committed to certain reductions in greenhouse gas emissions by 2020, and draft legislation was released in the first quarter of 2009. The legislation has not yet been passed by the Australian parliament. It is expected that whatever form the legislation finally takes will include some form of a carbon tax. We are taking steps to manage our greenhouse gas emission exposure, including improving systems to monitor, measure and report greenhouse gas emissions, including the cost of emissions in modeling for decision making purposes and identifying opportunities to reduce our carbon emissions.

•
In October 2009, Indonesia adopted new legislation on Environmental Protection and Management. It sets out a broad regulatory structure and provides that many important details will be clarified in later implementing regulations, which the law provides should be issued within one year of its effective date.

Royalties and other taxes on mining activities
We are required in many jurisdictions to pay royalties or taxes on our revenues or profits from mineral extractions and sales. These payments are an important element of the economic performance of a mining operation. The following royalties and taxes apply in some of the jurisdictions in which we have our largest operations:
•
In Brazil, we pay a royalty known as the CFEM (Compensação Financeira pela Exploração de Recursos Minerais) on the revenues from the sale of minerals we extract, net of taxes, insurance costs and costs of transportation. The current annual rates on our products are: 2% for iron ore, kaolin, copper, nickel, fertilizers and other materials; 3% on bauxite, potash and manganese ore; and 1% on gold. The Brazilian government is considering changes in the CFEM regime. These changes will only be enforceable once a final proposal is issued by DNPM and approved by the National Congress. We are currently engaged in several administrative and legal proceedings alleging that we have failed to pay the proper amount of CFEM. See Additional information—Legal proceedings—CFEM-related proceedings.

•
The Canadian provinces in which we operate charge us a tax on profit from mining operations. Profit from mining operations is generally determined by reference to gross revenue from the sale of mine output and deducting certain costs, such as mining and processing costs and investment in processing assets. The statutory mining tax rates are 10% in Ontario; 17% in Manitoba; and 15% in Newfoundland and Labrador.

•
In Indonesia, our subsidiary PTI pays a royalty fee on, among other items, its nickel production on the concession area and has made certain other commitments. Until March 2008 the royalty was equal to 1.5% of revenues from sales of nickel products. As of April 2008, the royalty payment was changed to equal a fixed amount based on sales volume (US$78 per metric ton).

Regulation of other activities
In addition to mining and environmental regulation, we are subject to comprehensive regulatory regimes for some of our other activities, including rail transport, electricity generation, and oil and gas. We are also subject to more general legislation on workers’ health and safety, safety and support of communities near mines, and other matters.
Our Brazilian railroad business is subject to regulation and supervision by the Brazilian Ministry of Transportation and the transportation regulatory agency (Agência Nacional de Transportes Terrestres), or ANTT, and operates pursuant to concession contracts granted by the federal government. The concession contracts impose certain shareholder ownership limitations. The concession contract for FCA limits shareholder ownership to 20% of the voting capital of the concessionaire, unless such limit is waived by ANTT. We own 99.9% of FCA, which ANTT has authorized. The 20% ownership limitation does not apply to our EFVM, EFC and FNS railroads. ANTT also sets different tariff limits for railroad services for each of the concessionaires and each of the different products transported. So long as these limits are respected, the actual prices charged can be negotiated directly with the users of such services.
The MRS concession contract provides that each shareholder can only own up to 20% of the voting capital of the concessionaire, unless otherwise permitted by ANTT. As a result of our acquisitions of CAEMI and Ferteco, our share in the voting capital of MRS surpassed this threshold. As a result, Vale waived its voting and veto rights with respect to MRS shares in accordance with a 2006 ANTT resolution. We continue to have some voting rights through the shareholdings of a subsidiary.
Our railroad concession contracts have a duration of 30 years and are renewable. The FCA and MRS concessions expire in 2026, and the concessions for EFC and EFVM expire in 2027. We also own the subconcession for commercial operation for 30 years of a 720-kilometer segment of the FNS railroad, in Brazil. This concession expires in 2037.
In connection with the approval in 2006 of our acquisition of Vale Inco, we made a number of undertakings to the Canadian Minister of Industry under the Investment Canada Act. We believe we are substantially in compliance with these undertakings, which include locating our global nickel business in Toronto, Canada; accelerating the Voisey Bay development project; enhancing investments in a number of areas in Canada; and honoring agreements with provincial governments, local governments, labor unions and aboriginal groups.

Some of our products are subject to regulations applicable to the marketing and distribution of chemicals and other substances. For example, the European Commission has adopted a European Chemicals Policy, known as REACH (“Registration, Evaluation, and Authorization of Chemicals”). Under REACH, manufacturers and importers will be required to register new substances prior to their entry into the European market and in some cases may be subject to an authorization process. A company that fails to comply with the REACH regulation could face restrictions to commercialize its products in Europe. We have complied with registration requirements for the substances we import into or manufacture in the EU and continue to take measures to manage our exposure to the authorization process.
b. environmental policy of the Company and costs incurred for compliance with environmental regulation and, where appropriate, other environmental practices, including adherence to international standards of environmental protection
Vale’s Environmental Management System determines the development of effective monitoring, conservation, environmental protection and rehabilitation, aimed at ensuring the maintenance and recovery of ecosystems in which it operates. The Company’s system is based on ISO 14001 guidelines, to which it adds additional features that make up Vale’s standard of environmental quality. Aiming to assess the management and ensure the development of performance, various operations are submitted by Vale, periodically, to internal and external audits.
Listed below are units of Vale with ISO 14001:
• Iron ore and pellets (all iron ore mines and the Tubarão and Fábrica pelletizing plants);
• Manganese and ferroalloys (Azul and Morro da Mina, Vale Manganèse France and Vale Manganese Norway AS);
• Nickel (Vale Inco Europe, Taiwan Nickel Refining Corporation, Jinco Nonferrous Metals Iatm Dalian, Shenyang Iatm.)
• Port of Tubarão;
• Aluminum (Alunorte, Albras and Valesul) and
• Kaolin (PPSA and CADAM).
In many cases, Vale operates with higher levels of environmental requirements than is legally required. To run the Environmental Management System, Vale disbursed US$ 1.7 billion in the last three years.
Vale systems and control equipment, such as the storage and spraying of water on the roads, besides the use of chemical powder inhibitors or installation of filters and electrostatic precipitators in facilities, are complemented by comprehensive monitoring systems and control software.
The control of air emissions is one of Vale’s main goals. Besides complying with all legal requirements, the Company continuously evaluates the air quality of its facilities and its effects on surrounding communities, and makes the necessary investments to improve air quality.
Regarding the improvement of water quality, Vale makes every effort to treat and control pollutants discharged into the sea, rivers and other water bodies, and runs a comprehensive water recycling program for water used in its operations. The Company is researching into new processes and technologies to improve the use, recycling and treatment of water. Through its comprehensive system of waste treatment and removal of debris, Vale seeks greater control of generation and disposal of residues in order to create opportunities for reuse, recycling and reducing waste.

Vale’s guidelines for decommissioning mines describe a complete set of guidelines, including practical and technical procedures to be followed during closure of the mines. The handbook outlines the procedures for monitoring and recovery of degraded areas, the main steps and sequence to be obeyed during the closure and other liabilities that may result from the closure of the mine. The manual also provides standardized basic criteria, based on the guidelines of the CVM and the SEC (FAS 143), for cost evaluation, budgeting for the present, future decommissioning and restoration.
The waters of the mine, waste dams and waste rock deposits are classified according to a risk matrix involving all the parameters related to construction, operation and safety control. A complete audit program has been established which can evaluate the stability of these structures and provide elements for the preparation, if necessary, of plans for corrective or preventive action.
Vale’s environmental program also includes restoration projects aimed at (i) protecting the soil against erosion, (ii) building impact reducers between their activities and the communities in surrounding areas and (iii) maintaining biodiversity through recovery of the ecosystem. The Company has partnerships with universities and governmental research agencies to conduct extensive research on methods of protecting the ecosystem.
Vale conducts extensive studies on fauna and flora, to minimize the environmental risks associated with investments in potentially sensitive areas. It takes part in the conservation of Brazilian ecosystems, leaving some land untouched and protecting some private land. It also participates in the preservation of federal lands located in areas of environmental conservation, called “protected areas” and develops and supports research in the field of biodiversity. Over the past 25 years the Company has offered support to indigenous communities in education, health, infrastructure development and technical assistance to improve the quality of life and self-sufficiency of these communities.
c. reliance on patents, trademarks, licenses, concessions, franchises, contracts, royalties for the development of relevant activities.
Vale operates mines, railways, ports, marine terminals and power plants, in general, through concessions granted by federal and state governments in several countries. Accordingly, the Company depends greatly on the concession of operating licenses for such assets for the development of their activities. For more information on permits and concessions held by the Company, see item 9.1 b of this form.
Furthermore, the Company believes its many patents are fundamental in achieving the goals of research and technological development and its major brand “Vale” is of great importance for the development of their activities.
7.6 Relevant revenue from customers allocated to Brazil and to foreign countries in the last fiscal year
Fiscal year December 31, 2009

		% In total net income
Revenue from customers attributed to:	Revenue (R$ thousand)	of the Company
Brazil	7,757,848	15.6
China	18,378,801	36.9
Japan	4,708,778	9.5
United States	2,263,820	4.5
Germany	2, 117,952	4.3
Canada	1,831,684	3.7
South Korea	1,783,274	3.6
Taiwan	1,364,968	2.7
England	1,102,559	2.2
France	661,314	1.3
Belgium	660,701	1.3
Italy	650,435	1.3
Other countries	6,530,208	13.1

Total income from abroad	42,054,495	84.4

7.7 Regulation of foreign countries in which the Company obtains relevant revenue
Vale is subject to laws and regulations in various jurisdictions which may change at any time. Thus, the Company’s financial performance may be affected by regulatory conditions, especially in regions where Vale has relevant revenues, such as Brazil, China, Japan, North America and the European Union.
Some of the products exported by the Company are subject to regulations applicable to marketing and distribution of chemicals and other substances. For example, the European Commission adopted the European Chemicals Policy, known as REACH (Registration, Evaluation, and Authorization of Chemicals). According to REACH, manufacturers and importers are required to pre-register and register the new chemicals used in processing products before their entry into the European market and, in some cases may be subject to an authorization process. The company that does not meet the REACH standards is likely to face restrictions in trade of their products in Europe. Vale complies with all requirements regarding the registration of substances imported into the EU or which it produces there and continues to take all the necessary measures for proper implementation of regulations.
Besides this specific regulation, there are no relevant tariff or non-tariff restrictions, nor are there barriers to products exported by Vale, at the date of this Form.
7.8 Description of long-term relationships relevant to the Company that are not listed elsewhere in this form
As one of the leading global companies in the mining sector, Vale seeks to contribute to the promotion of good practice in sustainability. Vale’s sustainability strategy calls for the responsible management of economic, environmental, and social issues in an integrated manner. The goal is to promote its business, especially mining operations, producing local, regional and global wealth, but also to support the construction of a legacy of positive value over the lifecycle of its projects. To support this management, the Company carries out voluntary actions in partnership with various levels of government, public institutions, other businesses and society.
In 2009, Vale adopted its Sustainable Development Policy, on a global basis, which guides its actions in three ways:
1 — Operating with sustainability is to act with awareness and socioeconomic and environmental responsibility throughout the life cycle of the Company’s activities — from design and implementation of all projects, in all subsequent operating and marketing actions, up to the eventual closure of operations. This is creating value.
2 — As a catalyst for local development, Vale wants to go beyond managing the impacts of its operations and projects, contributing through partnerships with government and society to build a legacy of sustainability in the regions where it operates.
3 — Global performance begins with the recognition that certain global themes and trends in sustainability can affect its business and that Vale — one of the leading global companies in the mining sector — can contribute to promoting international best practices in sustainability.
7.9 Other information that the Company deems relevant
No further relevant information about this item “7”.

8. VALE GROUP

8.1 Description of the group within which the Company functions
Direct and indirect control
Valepar S.A. is a holding company which has direct control of Vale. Valepar is controlled by (i)Litel Participações S.A., a holding company; (ii) Bradespar S.A., a holding company; (iii) Mitsui & Co., Ltd, trading company; (iv) BNDES Participações S.A.; a holding company; e (v) Eletron S.A., a holding company.
Litel Participações S.A. is a holding company controlled by BB Carteira Ativa Portfolio, an investment fund, administered by BB Gestão de Recursos — Distribuidora de Títulos e Valores Mobiliários S.A., whose quotas are 100% owned by Previ — Caixa de Previdência dos Funcionários do Banco do Brasil (Previ). Previ is a private pension fund and its participants are employees of the Banco do Brasil and of Previ itself. Previ management is divided between the Advisory Board and the Board of Directors. The Board of Directors is composed of six members: President, Director of Administration, and Directors for Investments, Social Security, Share participations and Planning. The Advisory Board is composed of six members and their substitutes. Three are elected by the participants and users of the security, and three other indicated by the Banco do Brasil. According to the Statutes of Previ, the Board of Directors is the body of the organizational structure responsible for defining the general policy of the administration of the entity.
Bradespar S.A. is a holding company controlled by (i) Cidade de Deus Companhia Comercial de Participações S.A., a holding company, (ii) NCF Participações S.A., a holding company; (iii) Nova Cidade de Deus Participações S.A., a holding company, and (iv) Fundação Bradesco (Bradesco Foundation), a non-profit entity with the goal of providing education and professional training for children, youths and adults. The Cidade de Deus Companhia Comercial de Participações S.A. is controlled by Nova Cidade de Deus Participações S.A., Banco Bradesco holding company, Bradesco Foundation and Sras. Lina Maria Aguiar and Lia Maria Aguiar. NCF Participações S.A. is controlled by Bradesco Foundation, Cidade de Deus Companhia Comercial de Participações S.A. and Nova Cidade de Deus Participações S.A.. Nova Cidade de Deus Participações S.A. is controlled by the Fundação Bradesco and Elo Participações e Investimentos S.A., a holding company. Elo Participações e Investimentos S.A. has its capital dispersed among multiple stakeholders, with Mr. Lazáro de Mello Brandão the largest of them, with 4.4274% of the total share capital. In accordance with the terms of the Statute of the Banco Bradesco Foundation, all Directors of Banco Bradesco, members of the Board of Directors and directors of Departments, as well as all directors and leaders of Cidade de Deus Cia. Cial. de Participações S.A., act as members of Bradesco Foundation board of trustees, known as the Mesa Regedora.
Mitsui & Co., Ltd is a Japanese trading company, which has its capital highly pulverized, but whose largest shareholders are the following Japanese banks (I) the Master Trust Bank of Japan, Ltd. (trust account) with 8.68% of the share capital; and (ii) Japan Trustee Services Bank, Ltd. (trust account) with 7.4% of the share capital.
BNDES Participações is a holding company 100% owned by Banco Nacional de Desenvolvimento Econômico e Social (BNDES). BNDES is a public company endowed with legal personality under private law, whose shares are 100% owned by the Federal Union.
Electron S.A. is a holding company controlled by Opportunity Anafi Participações S.A., a holding company controlled by Belapart S.A., Valetron S.A. and Opportunity Holding FIP. Opportunity Holding FIP is an equity investment fund and the person responsible for their investment decisions is the Fund Manager, Mr. Marco Nascimento Ferreira. Belapart S.A. and Valetron S.A. are corporate holdings controlled by Ms. Verônica Valente Dantas, who own respectively 50.7% and 50.5% of the total share capital of Belapart S.A. and Valetron S.A.

b. subsidiaries and affiliates
For a detailed description of the subsidiaries and affiliates of the company which carry out activities for Vale, see Item 9 of this Reference Form
3254054 Canada Ltd.
Aços Laminados do Pará S.A.
Aegis Indemnity Ltd.
Alunorte — Alumina do Norte do Brasil S.A.
Albrás — Alumínio Brasileiro S.A.
Amazon Iron Ore Overseas Co., Ltd.
American Copper & Nickel Company, Inc.
Anyang Yu Vale Yongtong Pellet Co., Ltd.
Baldertonn Trading Corporate
Baovale Mineração S.A.
Belém Adm. e Part. Ltda.
Belvedere Coal Management Pty Ltd.
Belvedere JV (Unincorporate)
Bowen Central Coal JV (Unincorporate)
Bowen Central Coal Management Pty Ltd.(170)
Bowen Central Coal Pty Ltd.
Bowen Central Coal Sales Pty Ltd.
Brasamerican Ltd.
Brasamerican Ore
Broadlea Coal Management Pty Ltd.
Broadlea JV (Unincorporate)
Cadam Overseas Ltd.
Cadam S.A
Caemi Holding GmbH
California Steel Industries, Inc.
Camberwell Coal Pty Ltd.
Canico Resources Corp.
Carborough Downs Coal Management Pty Ltd.
Carborough Downs Coal Sales Pty Ltd
Carborough Downs JV (Unincorporate)
CMM Overseas Ltd.
Compagnie Minière Trois Rivières
Companhia Coreano-Brasileira de Pelotização
Companhia de Alumina do Pará
Companhia de Maracás S.A
Companhia Ferro-Ligas do Amapá S.A.
Companhia Hispano-Brasileira de Pelotização
Companhia Italo-Brasileira de Pelotização
Companhia Nipo-Brasileira de Pelotização
Companhia Paulista de Ferro-Ligas
Companhia Portuaria Baia de Sepetiba
Companhia Siderúrgica do Pecem
Companhia Siderúrgica Ubu
Compañia Minera Andino-Brasileira Ltda
Compañia Minera Miski Mayo S.Ac.
Consórcio Brasileiro de Produção de Óleo de Palma
Consórcio da Usina Hidrelétrica de Igarapava
Consórcio de Rebocadores da Baia de São Marcos
Consórcio de Rebocadores da Barra dos Coqueiros
Consórcio Estreito Energia
Consórcio Gesai — Geração Santa Isabel
Consórcio Machadinho
Consórcio Railnet
Consórcio UHE Aimorés
Consórcio UHE Candonga
Consórcio UHE Capim Branco
Consórcio UHE Funil

Consórcio UHE Porto Estrela
CPP Participações S.A
CVRD Finance Ltd.
CVRD Overseas Ltd.
CVRD Venezuela S.A
Docepar S.A.
Ellensfield Coal Management Pty Ltd.
Empreend. Brasileiros de Mineração S.A.
Empresa Brasileira de Reparos Navais S.A
Empresa de Mineração Curuá Ltda.
Exide Group Incorporated
Ferrovia Centro-Atlântica S.A.
Ferrovia Norte Sul S.A
Ferteco Europa S.à.r.l
Fertilizantes Fosfatados S.A. — Fosfertil
Florestas Rio Doce S.A
Fortlee Investiments Limited
GEVALE Indústria Mineira Ltda.
Glennies Creek Coal Management Pty Ltd.
Glennies Creek JV (Unincorporate)
Goro Funding. LLC
Green Mineral Resources Inc.
Heckbert 8 Ltd.
Heckbert C8 Holdings Ltd.
Henan Longyu Energy Resources Co. Ltd.
Inco Advanced Tecnology Materials (Dalian) Co., Ltd.
Inco Advanced Tecnology Materials (Shenyang) Co., Ltd.
Inco Australia Holdings Pty Ltd.
Inco Australia Management Pty Ltd.
Inco Australia Venture Pty Ltd.
Inco Battery Holdings Corporation
Infostrata S.A
Instituto Ambiental Vale
Instituto Innovare
Integra Coal JV (Unincorporate)
Integra Coal Operations Pty Ltd.
Integra Coal Sales Pty Ltd.
Internacional Iron Company. Inc
Isaac Plains Coal Management Pty Ltd.
Isaac Plains Coal Sales Pty Ltd.
Isaac Plains JV (Unincorporate)
Itabira Int. Serviços e Comércio Ltda.
JiYing Mining and Development Co., Ltd.
Kaolin International BV
Kaolin International N.V.
Kaolin International Oy
Kaolin Overseas Ltd.
Kaserge Serviços Gerais Ltda.
Kea Participações S.A
Kobrasco Int. Trading Co. Ltd.
Korea Nickel Corporation
Log — in Logística intermodal
Log-in Mercosur S.R.L
Machadinho Energética S.A
Maitland Main Collieries Pty Ltd.
MBR Overseas Ltd.
Minas da Serra Geral S.A.
Mineração Corumbaense Reunida S.A
Mineração Dobrados S.A. Industria e Comercio
Mineração Guanhães Ltda.

Mineração Guariba S.A.
Mineração Japurá Ltda.
Mineração Manati LTDA
Mineração Mato Grosso S.A
Mineração Naque S.A
Mineração Ocirema Indústria e Comércio Ltda
Mineração Rio do Norte S.A
Mineração Tacumã Ltda.
Mineração Urandi S.A
Mineração Urucum Ltda
Mineração Zarzuela Ltda
Minerações BR Holding GmbH
Minerações Brasileiras Reunidas S.A.
Minérios Metalúrgicos do Nordeste S.A.
Monticello Insurance Ltd.
MRS Logística S.A
MS Empreendimentos e Participações Ltda
MSE Serv. de Oper., Manut. e Montagens Ltda.
MSL Minerais S.A.
MSL Overseas Ltd
Multiplex Resource Ltd.
Mystery Lake Nickel Mines Ltd.
Namoi Coal Pty Ltd
Namoi Highwall Pty Ltd
Namoi Hunter Pty Ltd
Nebo Central Coal Pty Ltd
NH2 Pty Ltd
NORPEL — Pelotização do Norte S.A
Novamet Specialty Products Corporation
NSW Coal Resources Pty Ltd
Pará Pigmentos S.A.
Pineland Timber Company Ltd.
Ponta Ubu Agropecuaria Ltda
Potássio Rio Colorado S.A.
PPSA Overseas Ltd.
Prairie Potash Mines Ltd.
Prony Branch
Prony Nickel S.A.S.
PSC Terminais
PT International Nickel Indonesia Tbk
PT Vale Eksplorasi Indonesia
Qld Coal Holdings Pty Ltd
QUADREM International Holdings Ltd.
Queensland Coal Resources Pty Ltd
RD Jersey Ltd.
Rio Doce America Inc.
Rio Doce Amsterdam BV
Rio Doce Australia Pty Ltd
Rio Doce International Finance Ltd.
Rio Doce International S.A
Rio Doce Netherlands BV
Rio Paranoá Participações LTDA
Salobo Metais S.A
Samarco Mineração S.A.
Seamar Shipping Corporation
Shandong Yankuang Internat. Coking Company Ltd.
Sibra Florestal S.A.
SL Serviços Logísticos Ltda
Sociedad Contractual Minera Tres Valles
Sociedad Portuária Rio Cordoba S.A

Sociedade de Mineração Constelação de Apolo
Société Indust. et Com. Brasilo-Luxemborgoise
SRV Insurance Company Ltd
Swanbank Queensland Pty Ltd
Taiwan Nickel Refining Corporation
Teal Minerals (Barbados) Incorporated
Tecno-Logos Desenvolvimento Tecnologico S.A
Terminal Vila Velha
Tethys Mining LLC
ThyssenKrupp CSA Companhia Siderúrgica
ThyssenKrupp Slab International B.V
Tiebaghi Branch
Tiebaghi Nickel S.A.S.
Transbarge Navegacion S.A
Trokarah Participações S.A
Urucum Mineração S.A.
Vale Asia K.K Shanghai Representative Office
Vale Ásia Kabushiki Kaisha
Vale Australia (CQ) Pty Ltd
Vale Australia (EA) Pty Ltd
Vale Australia (EF) Pty Ltd
Vale Australia (GC) Pty Ltd
Vale Australia (IP) Pty Ltd
Vale Australia Ellensfield Pty Ltd
Vale Australia Holdings Pty Ltd
Vale Australia Pty Ltd
Vale Austria Holdings GmbH
Vale Belvedere Pty Ltd
Vale Canada Inc.
Vale Capital II
Vale Capital Ltd.
Vale Coal Colombia Ltd
Vale Coal Exploration Pty Ltd
Vale Colombia CI
Vale Colombia Holdings Ltd.
Vale Colombia Port Ltd
Vale Colombia Transportation Ltd
Vale Comércio Internacional ApS.
Vale Emirates Ltd.
Vale Energia S.A
Vale Europa S.à.r.l.
Vale Europe Trading Energy B.V.
Vale Exploracion Argentina S.A.
Vale Exploraciones Chile Ltda
Vale Exploration Canada Inc.
Vale Exploration Peru SAC
Vale Exploration Philippines Inc
Vale Exploration Pty Ltd
Vale Guinee S.A
Vale Holdings AG
Vale Inco Americas Inc
Vale Inco Asia Holdings Ltd.
Vale Inco Asia Ltd.
Vale Inco Asia Pacific Ltd.
Vale Inco Atlantic Sales Ltd.
Vale Inco Australia Ltd. Partnership
Vale Inco Canadian Nickel Holdings Inc.
Vale Inco Europe Holdings
Vale Inco Europe Ltd.
Vale Inco Europe Pension Trustees Ltd.

Vale Inco Japan Ltd.
Vale Inco Ltd Branch (Australia)
Vale Inco Ltd.
Vale Inco Management Advisory Services (Shangai) Co., Ltd.
Vale Inco Metals (Shangai) Co., Ltd
Vale Inco New Nickel Materials (Dalian) Co. Ltd.
Vale Inco Newfoundland & Labrador Ltd.
Vale Inco Nouvelle-Calédonie Branch
Vale Inco Nouvelle-Calédonie S.A.S.
Vale Inco Pacific Ltd Branch (Taiwan)
Vale Inco Pacific Ltd Branch (Thailand)
Vale Inco Pacific Ltd.
Vale Inco Receivables Corporation
Vale Inco Resources (Australia) Pty Ltd.
Vale Inco Technical Services Ltd.
Vale India Private Limited
Vale International Korea
Vale International Oman
Vale International S.A
Vale International Singapore
Vale Investments Ltd.
Vale Kazakhstan LLP
Vale Limited
Vale Logística da Argentina S.A
Vale Logística de Uruguay S.A
Vale Malaysia Manufacturing SDN. BHD.
Vale Manganês S.A
Vale Manganese France
Vale Manganese Norway AS
Vale Mauritius Ltd.
Vale Minerals China Co. Ltd
Vale Mozambique Ltda.
Vale Óleo e Gás S.A
Vale Oman Pelletizing Company LLC
Vale Overseas Ltd.
Vale Potash Canada Limited
Vale Projectos e Desenvolvimento Moçambique Limitada
Vale Republic Democratique Du Congo
Vale Salzach GmbHVale Shipping Holding Pte. Ltd
Vale Shipping Singapore Pte. Ltd
Vale Soluções em Energia S.A
Vale South Africa (Proprietary) Ltd.
Valesul Alumínio S.A.
Vistaerea S.A
Zhuhai YPM Pellet Co. Ltd.
c. Vale shareholdings in companies in the group
None.

d. Shareholdings in Vale held by companies in the group
As well as shareholdings by the direct controller Valepar in Vale, described in item “a” above, the following companies hold direct shareholdings in Vale:

Company in the Group	Company share (%)
BNDES PARTICIPACOES SA BNDESPAR	5.343%
CAIXA DE PREVID.DOS FUNC.DO BANCO DO BRASIL	0.045%
FUNDACAO DOS ECONOMIARIOS FEDERAIS — FUNCEF	0.184%
FUNDACAO PETROBRAS DE SEGURIDADE SOCIAL-PETROS	0.332%
LAZARO DE MELLO BRANDÃO	0.001%
LIA MARIA AGUIAR	0.008%
LINA MARIA AGUIAR	0.003%
e. companies under common control
None.
8.2 Organization chart where Company operates
None.
8.3
Description of the restructuring operations, such as additions, mergers, splits, incorporation of shares, corporate divestitures and acquisitions, corporate governance, acquisitions and disposals of important assets, which may have taken place in the Group
See item 6.5 of this Reference Form.
8.4 Other information which the Company judges to be relevant
As Mitsui & Co. Ltd., direct controller of Valepar S.A., has pulverized equity with no clearly defined control, its shareholders were not considered to be a company in the group in item 8.1(d).

9. RELEVANT ASSETS

9.1 Noncurrent assets of the relevant development activities of the Company for the last fiscal year
The main fixed assets of the Company consist of various buildings, facilities, equipment, IT equipment, railroads and mining rights. The following table describes the book value of fixed assets of the Company in December 31, 2009 by category and geographic location:

In Thousands of Reais
			North				New
2009	Brazil	Europe	America	Australia	Africa	Asia	Caledonia	Others	Total

Buildingss	5,000,421	30,865	893,794	0	0	1,266,549	1,393	0	7,193,022
Facilities	17,480,306	189,114	1,840,919	0	0	5,745	406,919	0	19,923,003
Equipment	6,790,377	63,964	861,318	0	270	1,994,893	13,755	0	9,724,577
IT	745,129	214	110,524	0	0	4,527	1,393	0	861,787
Railroads	8,695,548	0	45,097	0	0	31,516	0	0	8,772,161
Mining	5,799,831	0	13,662,328	907,756	318,355	2,139,064	1,039,496	0	23,866,830
Others	2,672,905	20,137	6,818,485	1,290,807	571,411	8,184	0	43,103	11,425,032
ongoing	19,008,697	10,729	1,619,050	0	3,205,529	649,815	8,126,099	773,986	33,393,905

	66,193,214	315,023	25,851,515	2,198,563	4,095,565	6,100,293	9,589,055	817,089	115,160,317

a. Fixed assets, including those subject to rent or lease:

Brief Description of Asset	Location	State	Municipality
Iron ore mine — Carajás	Brazil	Pará	Various
Iron ore mines — various Southeast system	Brazil	Various	Various
Iron ore mines — various Southern system	Brazil	Minas Gerais	Various
Pelletizing plant — Tubarão I	Brazil	Espírito Santo	Vitória
Pelletizing plant — Tubarão II	Brazil	Espírito Santo	Vitória
Pelletizing plant — Fábrica	Brazil	Minas Gerais	Congonhas
Pelletizing plant — São Luiz	Brazil	Maranhão	São Luiz
Pelletizing plant — Vargem Grande	Brazil	Minas Gerais	Nova Lima
Pelletizing plant — Samarco	Brazil	Espírito Santo	Anchieta
Pelletizing plant — Zhuhai YPM	China	Zhuhai	n/a
Pelletizing plant — Hispanobras	Brazil	Espírito Santo	Vitória
Pelletizing plant — Itabrasco	Brazil	Espírito Santo	Vitória
Pelletizing plant — Kobrasco	Brazil	Espírito Santo	Vitória
Pelletizing plant — Nibrasco	Brazil	Espírito Santo	Vitória
Integrated nickel production system: mine, processing plant, smelter and nickel refinery	Canada	Ontário	Sudbury
Integrated nickel production system: mine, processing plant, smelter and nickel refinery	Canada	Manitoba	Thompson
Mine and nickel processing plant	Canada	Newfoundland and Labrador,	Various
Carajás Railroad	Brazil	Pará-Maranhão	Various
Vitória a Minas Railroad	Brazil	Minas Gerais — Espírito Santo	Various
Centro-Atlântica Railroad	Brazil	Various	Various
North-South Railroad	Brazil	Tocantins — Maranhão	Various
MRS Logistics	Brazil	Various	Various
Manganês Mines	Brazil	Pará-Minas Gerais	Various
Paragominas mine — bauxite	Brazil	Pará	Various
Thermal and metallurgical coalmine	Australia	New South Wales	Hunter Valley
Thermal and metallurgical coalmine	Australia	Queensland	Bowen Basin

b. Patents, trademarks, licenses, concessions, franchises and contracts for technology transfer:

Indicate if it is a
patent, trademark,
license,
concession,
franchise or
contract for
technology			Territory affected	Events which might cause a loss of	Possible Consequences of Loss
transfer	Description/class	Duration	(hectares)	rights	of Rights for the Company
Concessions	Mining concessions in Brazil	Undetermined	765,855	Persistent breach of current Mining Legislation: predatory mining, mining stopped without notice to, and consent of, the Competent organ, not answering repeated requests for routine inspections.	Interruption or canceling of mining operations in Brazil

Concessions	Mining rights in Canada/ Province of Ontario	Not applicable	82,085	Non-payment of taxes (mining tax)	Interruption or canceling of mining operations in Ontario, Canada

Concessions	Surface rights in Canada/ Province of Ontario	Not applicable	60,000	Non-payment of mining land tax	Interruption or canceling of mining operations in Ontario

Concessions	Mining leases in Canada/ Province of Ontario	2010-2028	14,116	Failure/refusal to make renewal request, failure to pay mining lease rent for more than 2 years.	Interruption or canceling of mining operations in Ontario

Licença	Land occupation rights in Canada/Province of Ontario	Revocable with 30-day notice in advance	2,939	Non-payment of taxes (mining rent)	Interruption or canceling of mining operations in Ontario

Concessions	Requests for mineral exploration in Canada/ Province of Ontario	2010-2015	8,942(1)	Failure to present evaluation work.	Interruption or canceling of mining operations in Ontario

Licença	OIC’s (Order in Council Leases) in Canada/ Province of Manitoba	2020-2025	109,043	Failure to make renewal request for the area and non-payment of taxes (rental fee and mining claim tax)	Interruption or canceling of mining operations in Manitoba, Canada

Concessions	Mining leases in Canada/ Province of Manitoba	2013	4,151	Failure to make renewal request for the area and non-payment of taxes (rental fee) and failure to present evaluation work	Interruption or canceling of mining operations in Manitoba

Concessions	Mining rights in Canada/ Province of Manitoba	2010-2030	35,200	Failure to present evaluation work and non-payment of taxes.	Interruption or canceling of mining operations in Manitoba

Indicate if it is a
patent, trademark,
license,
concession,
franchise or
contract for
technology			Territory affected	Events which might cause a loss of	Possible Consequences of Loss
transfer	Description/class	Duration	(hectares)	rights	of Rights for the Company
Concessions	Mining leases in Canada/ Province of Newfoundland and Labrador	2027	1,600	Failure to present evaluation work and non-payment of taxes (rental fee).	Interruption or canceling of mining operations in Newfoundland and Labrador, Canada

Concessions	Surface rights in Canada/ Province of Newfoundland and Labrador	2027	4,015	Failure to present evaluation work and non-payment of taxes (rental fee).	Interruption or canceling of mining operations in Newfoundland and Labrador

Licence	Mineral exploration rights in Canada/Province of Newfoundland and Labrador	2014	49,450	Failure to make renewal request failure to submit evaluation work	Interruption or canceling of mining operations in Newfoundland and Labrador

Concessions	Work contract in Indonesia	2025(3)	218,000	End of the contract; by cancellation due to errors or irregularity in the procedure or in the act of its granting and in case of bankruptcy or termination of the Concessionary.	Interruption or canceling of mining operations in Indonesia

Concessions	Mining permits in Australia	2010-2040	32,857	Non payment of lease/royalties, failure to submit report on activities	Interruption or canceling of mining operations in Australia

Concessions	Mining concessions in New Caledonia	2016-2051(2)	20,300	Non payment of lease/royalties, failure to submit report on activities	Interruption or canceling of mining operations in New Caledonia

Concessions	Mining concessions in New Caledonia (except for the area for the Goro project)	2027-2040	12,191	Non payment of lease/royalties, failure to submit report on activities	Interruption or canceling of mining operations in New Caledonia

Concessions	Mining concessions in Peru	Undetermined	126,382	Non-payment of annual fee for more than 2 consecutive years and non-payment of fine.	Interruption or canceling of mining operations in Peru

Concessions	El Hatillo concessions in Colombia	2027	9,695	Not perform the work and the works of exploration, construction and installation and operation on the terms and conditions set forth in the contract, no payment of royalties and other considerations of the contract, failure to submit the reports in the contract non-renewal or adjustment of policies breach of contract, breach of the obligation to maintain the area given in concession, non-payment of fines that are imposed by any authority mining, the suspension of work and works for more than 3 consecutive months or six months accrued in one year without prior authorization the mining authority, not meeting standards of technical mining, non-compliance with environmental standards, carry out works and mining activities in special areas without prior authority, violation of laws governing the sale and marketing of coal, the assignment, subcontracting or hiring of equipment without prior approval of the competent authority.	Interruption or canceling of mining operations in Colombia

Indicate if it is a
patent, trademark,
license,
concession,
franchise or
contract for
technology			Territory affected	Events which might cause a loss of	Possible Consequences of Loss
transfer	Description/class	Duration	(hectares)	rights	of Rights for the Company
Concessions	Concessions in de Cerro Largo Sur in Colombia	2032	1,092	Not perform the work and the works of exploration, construction and installation and operation on the terms and conditions set forth in the contract, no payment of royalties and other considerations of the contract, failure to submit the reports in the contract non-renewal or adjustment of policies breach of contract, breach of the obligation to maintain the area given in concession, non-payment of fines that are imposed by any authority mining, the suspension of work and works for more than 3 consecutive months or six months accrued in one year without prior authorization the mining authority, not meeting standards of technical mining, non-compliance with environmental standards, carry out works and mining activities in special areas without prior authority, violation of laws governing the sale and marketing of coal, the assignment, subcontracting or hiring of equipment without prior approval of the competent authority.	Interruption or canceling of mining operations in Colombia

Concessions	Mining concessions in Argentina	Undetermined	63,978	Failure to present request for measurement, failure to carry out legal labor (LL), non-payment of fee (“canon minero”)	Interruption or canceling of mining operations in Argentina

Concessions	Mining concessions in Chile	Undetermined	41,841	Non-compliance with annual payment deadlines; lack of opposition from third parties to requests for areas by Vale.	Interruption or canceling of mining operations in Chile

Concessions	Mining concessions in Mozambique	2030	23,780	Lack of demarcation of the area, lack of payment of specific taxes, failure to submit work report and not carrying out work as per mining plan.	Interruption or canceling of mining operations in Mozambique

Railroad Concession	Rail concession for passenger and freight transport on the Carajás railroad	2027(4)	8066 km, covering the states of MG, SP, ES, RJ, GO, BA, SE and the Federal district (DF)	The concession will be terminated if one of the following takes place: the end of the contractual period, expropriation, forfeiture, termination of period, cancellation, bankruptcy or closure of the Concessionary.	Interruption or canceling of railroad operations which are part of Vale’s Northern System.

Indicate if it is a
patent, trademark,
license,
concession,
franchise or
contract for
technology				Territory affected	Events which might cause a loss of	Possible Consequences of Loss
transfer	Description/class	Duration		(hectares)	rights	of Rights for the Company
Railroad Concession	Rail concession for passenger and freight transport on the Vitória a Minas railroad	2027	(4)	906 km in the states of ES and MG.	The concession will be terminated if one of the following takes place: the end of the contractual period, expropriation, forfeiture, termination of period, cancellation, bankruptcy or closure of the Concessionary.	Interruption or canceling of railroad operations which are part of Vale’s Southeast System.

Railroad Concession	Concession for the Center-East network belonging to the Federal Railroad Network (Rede Ferroviária Federal S.A.), granted to the Centro-Atlântica railroad	2026	(4)	890 km in the states of MA and PA.	The concession will be terminated if one of the following takes place: the end of the contractual period, expropriation, forfeiture, termination of period, cancellation, bankruptcy or closure of the Concessionary.	Interruption or canceling of railroad operations.

Railroad Concession	Concession for the South-East network belonging to the Federal Railroad Network (Rede Ferroviária Federal S.A.), granted to MRS Logística	2026	(4)	n/a	The concession will be terminated if one of the following takes place: the end of the contractual period, expropriation, forfeiture, termination of period, cancellation, bankruptcy or closure of the Concessionary.	Interruption or canceling of railroad operations which are part of Vale’s Southern System.

Railroad Concession	Subconcession contract with lease of North-South railroad network	2037		720 km, between Açailândia (MA) and Palmas (TO)	The concession will be terminated if one of the following takes place: the end of the contractual period, expropriation, forfeiture, termination of period, cancellation, bankruptcy or closure of the Sub-Concessionary.	Interruption or canceling of railroad operations.

Concession	Concession for Use of Public property for electrical energy generation - UHE Igarapava	2028		Igarapava (SP), Conquista(MG), Rifaina(SP) and Sacramento(MG)	(i) by reversal of the asset at the end of the contractual period; (ii) by expropriation.	Interruption or canceling of supply of energy generated by own plant.

Concession	Concession for Use of Public property for electrical energy generation - UHE Porto Estrela	2032		Joanésia(MG), Braúnas(MG) and Açucena(MG)	(i) by the contractual period ending; (ii)by expropriation of the services; (iii) by expiration (iv) by rescision; (v) the cancellation due to error or irregularity in procedure or found in the act of its granting, (vi) in the case of bankruptcy or dissolution of the Concessionary	Interruption or canceling of supply of energy generated by own plant.

Indicate if it is a
patent, trademark,
license,
concession,
franchise or
contract for
technology			Territory affected	Events which might cause a loss of	Possible Consequences of Loss
transfer	Description/class	Duration	(hectares)	rights	of Rights for the Company
Concession	Concession for Use of Public property for electrical energy generation - UHE Capim Branco I and II	2036	Araguari(MG), Uberlândia(MG), Indianópolis(MG),	(i) by the contractual period ending; (ii)by expropriation of the services; (iii) by expiration (iv) by rescision; (v) the cancellation due to error or irregularity in procedure or found in the act of its granting, (vi) in the case of bankruptcy or dissolution of the Concessionary	Interruption or canceling of supply of energy generated by own plant.

Concession	Concession for Use of Public property for electrical energy generation - UHE Funil	2035	Lavras (MG), Perdões(MG), Ijaci(MG), Itumirim(MG), Ibituruna(MG), Bom Sucesso(MG)	(i) by the contractual period ending; (ii)by expropriation of the services; (iii) by expiration (iv) by rescision; (v) the cancellation due to error or irregularity in procedure or found in the act of its granting, (vi) in the case of bankruptcy or dissolution of the Concessionary	Interruption or canceling of supply of energy generated by own plant.

Concession	Concession for Use of Public property for electrical energy generation - UHE Aimorés	2035	Aimorés (MG), Baixo Guandu(ES), Resplendor(MG) and Itueta(MG)	((i) by the contractual period ending; (ii)by expropriation of the services; (iii) by expiration (iv) by rescision; (v) the cancellation due to error or irregularity in procedure or found in the act of its granting, (vi) in the case of bankruptcy or dissolution of the Concessionary	Interruption or canceling of supply of energy generated by own plant.

Concession	Concession for Use of Public property for electrical energy generation - UHE Candonga	2035	Rio Doce(MG), Santa Cruz do Escalvado(MG)	(i) by the contractual period ending; (ii)by expropriation of the services; (iii) by expiration (iv) by rescision; (v) the cancellation due to error or irregularity in procedure or found in the act of its granting, (vi) in the case of bankruptcy or dissolution of the Concessionary	Interruption or canceling of supply of energy generated by own plant.

Concession	Concession for Use of Public property for electrical energy generation - UHE Estreito	2037	Estreito and Carolina (MA) and Aguiarnópolis, Darcinópolis, Goiatins, Babaçulândia, Barra do Ouro, Palmeirante, Palmeiras do Tocantins, Tocantinópolis, Tupiratins, Itapiratins and Filadélfia (TO)	(i) by the contractual period ending; (ii)by expropriation of the services; (iii) by expiration (iv) by rescision; (v) the cancellation due to error or irregularity in procedure or found in the act of its granting, (vi) in the case of bankruptcy or dissolution of the Concessionary	Interruption or canceling of supply of energy generated by own plant.

Indicate if it is a
patent, trademark,
license,
concession,
franchise or
contract for
technology			Territory affected	Events which might cause a loss of	Possible Consequences of Loss
transfer	Description/class	Duration	(hectares)	rights	of Rights for the Company
Concession	Concession for Use of Public property for electrical energy generation-UHE Santa Isabel	2037	Ananás, Araguanã, Riachinho and Xambioá (TO) and Palestina do Pará, Piçarraand São Geraldo do Araguaia (PA)	(i) by the contractual period ending; (ii)by expropriation of the services; (iii) by expiration (iv) by rescision; (v) the cancellation due to error or irregularity in procedure or found in the act of its granting, (vi) in the case of bankruptcy or dissolution of the Concessionary	Interruption or canceling of supply of energy generated by own plant.

Concession	Shared concession for electrical energy generation - UHE Machadinho	2032	Anita Garibaldi, Celso Ramos, Campos Novos, Zortéa, Capinzal and Piratuba (RS) e Maximiliano de Almeida, Machadinho, Barracão and Pinhal da Serra (SC)	(i) by reversal of the asset at the end of the contractual period; (ii) by expropriation (iii) by expiration.	Interruption or canceling of supply of energy generated by own plant.

Concession	Concession for usage of hydro energy - PCH Nova Maurício	2021	Leopoldina (MG)	(i) period of concession ending.	Interruption or canceling of supply of energy generated by own plant.

Concession	Concession for usage of hydro energy - PCH Glória	2021	Muriaé (MG)	(i) period of concession ending.	Interruption or canceling of supply of energy generated by own plant.

Concession	Concession for usage of hydro energy - PCH Ituerê	2021	Rio Pomba (MG)	(i) period of concession ending.	Interruption or canceling of supply of energy generated by own plant.

Concession	Concession for usage of hydro energy	PCH	Rio Preto (MG)	(i) period of concession ending.	Interruption or canceling of supply of energy generated by own plant.

[1]	About 6,596 hectares are co-owned with third parties.

[2]	The Goro project covers 6,571 hectares in eight mining concessions, of which three are renewable in 2016, while the others should be renewed 2048 and in 2051.

[3]	Contract of Work for Vale mines in Indonesia expires in 2025. However, according to the new Mining Law, Vale can ask for an extension of at least 10 years.

[4]	Extendable for 30 years.

c. Companies in which Vale has a share participation

			vii./viii. Book value
	iv. Share in	vi. CVM	(“VC”) and Market value	ix./x. Increase of Decrease in Value of Share, according to
i. Company name	company	registration	(“VM”) of Share	book value and market value			xi. Dividends Received
	(%)		(R$ thou.)				(R$ mil)
	2009		2009	2009	2008	2007	2009	2008	2007
Subsidiaries
ALBRAS — Alumínio Brasileiro S.A.	51	No	VC: 1,038,262	4.7%	9.5%	27.1%	5,830	77,777	94,845
			VM: N/A	N/A	N/A	N/A
ALUNORTE — Alumina do Norte do Brasil S.A.	57.03	No	VC: 2,598,971	4.8%	5.5%	29.5%	8,087	79,027	83,440
			VM: N/A	N/A	N/A	N/A
CVRD Overseas Ltd.	100	No	VC: 672,852	-66.7%	385.9%	-11.5%	0	0	0
			VM: N/A	N/A	N/A	N/A
Ferrovia Centro — Atlântica S.A.	100	Yes	VC: -66,875	-6.3%	-44.3%	-15.4%	0	0	0
			VM: N/A	N/A	N/A	N/A
Ferrovia Norte Sul S.A.	100	Yes	VC: 1,291,825	57.6%	10.9%	N/A	5,680	0	0
			VM: N/A	N/A	N/A	N/A
Fertilizantes Fosfatados S.A. — Fosfertil	58.6	Yes	VC: 1,038,189	-7.6%	33.4%	14.7%	0	0	0
			VM: 4,383	60.3%	-45.1%	156.3%
Minerações Brasileiras Reunidas S.A. — MBR	92.99	No	VC: 3,959,409	-4.1%	28.3%	-7.2%	0	0	0
			VM: N/A	N/A	N/A	N/A
Salobo Metais S.A.	100	No	VC: 917,053	119.9%	39.9%	7.9%	0	0	0
			VM: N/A	N/A	N/A	N/A
Seamar Shipping Corporation	100	No	VC: 60,475	-56.1%	33.5%	-11.8%	0	0	0
			VM: N/A	N/A	N/A	N/A
Vale Australia Pty Ltd.	100	No	VC: 1,073,291	14.6%	118.8%	24.754.6%	0	0	0
			VM: N/A	N/A	N/A	N/A
Vale Inco Limited	100	No	VC: 10,926,536	-24.1%	12.1%	-50.5%	0	0	0
			VM: N/A	N/A	N/A	N/A
Vale International S.A.	100	No	VC: 66,674,120	-14.5%	38.2%	253.0%	0	0	0
			VM: N/A	N/A	N/A	N/A

			vii./viii. Book value
	iv. Share in	vi. CVM	(“VC”) and Market value	ix./x. Increase of Decrease in Value of Share, according to
i. Company name	company	registration	(“VM”) of Share	book value and market value			xi. Dividends Received
	(%)		(R$ thou.)				(R$ mil)
	2009		2009	2009	2008	2007	2009	2008	2007
Valesul Alumínio S.A.	100	No	VC: 556,079	50.1%	1.1%	45.7%	0	7,697	20,179
			VM: N/A	N/A	N/A	N/A
Vale Manganês S.A.	100	No	VC: 688,839	14.8%	11.5%	30.0%	0	0	0
			VM: N/A	N/A	N/A	N/A
Vale Moçambique, Limitada	100	No	VC: 669,681	364.9%	N/A	N/A	0	0	0
			VM: N/A	N/A	N/A	N/A

Joint-ventures
California Steel Industries, Inc.	50	No	VC: 260,836	-30.3%	30.4%	-23.2%	0	0	0
			VM: N/A	N/A	N/A	N/A
Mineração Rio do Norte S.A.	40	No	VC: 256,144	8.3%	0.1%	0.8%	86,373	172,459	135,306
			VM: N/A	N/A	N/A	N/A
MRS Logística S.A.	41.5	Yes	VC: 812,936	307.2%	52.6%	-64.6%	54,063	27,036	13,426
			VM: 8,157	-7.3%	-3.9%	257.2%
Samarco Mineração S.A.	50	No	VC: 902,203	200.8%	-27.1%	-8.8%	347,114	545,824	289,480
			VM: N/A	N/A	N/A	N/A
Log-In Logística Intermodal S.A.	31.33	Yes	VC: 218,063	-1.2%	16.6%	N/A	0	0	0
			VM: 779,548	68.3%	-63.4%	N/A

ii. Headquarters / iii. Activities/ xii. Reasons for Acquiring and Maintaining Share
Subsidiaries
ALBRAS — Alumínio Brasileiro S.A.
Head Office: Rodovia PA 483 — KM 21 — Edifício 711 Ala C — Distrito de Murucupi — Barcarena - PA — Brazil
Activities: Production and sale of alumina and other related industry products and trading of alumina, its raw materials and products derived there from; import and export of any products or goods necessary to carry out industrial and commercial activities of the Society, participation in ventures having similar objectives and purposes or otherwise related to the objectives of the Company, development of technology of alumina production and provision of technical services related thereto, and transportation and other services of any nature (including port operations), provided that they are related to the objectives stated above.
Reasons for Acquiring and Maintaining Share: Running aluminum operations in Brazil.
ALUNORTE — Alumina do Norte do Brasil S.A.
Head Office: Rodovia PA 483 — KM 12 — Área 73 Barcarena — PA — Brazil
Activities: Production and sale of alumina and other related industry products and trading of alumina, its raw materials and products derived there from; import and export of any products or goods necessary to carry out industrial and commercial activities of the Society, participation in ventures having similar objectives and purposes or otherwise related to the objectives of the Company, development of technology of alumina production and provision of technical services related thereto, and transportation and other services of any nature (including port operations), provided that they are related to the objectives stated above.
Reasons for Acquiring and Maintaining Share: Running aluminum operations in Brazil.
CVRD Overseas Ltd.
Head Office: Walker House, P.O. Box 908GT, Georgetown, Grand Cayman — Ilhas Cayman
Activities: Buy iron ore and pellets (Product) of CVRD; sell the Product to designated buyers, as defined in the agreements to be signed by the Company, by CVRD and CVRD Finance Ltd., in relation to the securitization of exports generated by the sale of product (Transaction Documents); sell the proceeds generated from selling the product by the company to buyers designated by the CVRD Finance Ltd., provide services, to manage, administer and collect the proceeds from sales of the product by the Company to CVRD Finance Ltd.; invest income from the sales of the product, proceeds and any other resources or income of the Company, in accordance with the Transaction Documents; perform its obligations under the Transaction Documents, to act and exercise its other powers when necessary or required, in order to perform the aforementioned acts; and engage in any act or activity and exercise its powers within the legal provisions, as well as, in the exercise of any other activities necessary or related to the attainment of its company objectives, specified in the above-mentioned clauses.
Reasons for the Acquisition and Maintenance of Share: Securitization of export of iron ore and pellets.
Ferrovia Centro — Atlântica S.A.
Head Office: Rua Sapucaí, 383 — 7º andar — Belo Horizonte — MG — Brazil
Activities: To provide rail transport services; operate services for loading, unloading, warehousing and transshipment stations, yards and land within the range of existing railway lines which are object of the concession, exploring modal transport related to rail transport; serving as a port operator, running services and operations for moving and storage of goods destined for or coming from water transport; participating in projects that aim to promote the development of the socio-economic areas of influence, seeking to expand rail services delivered; perform all similar or related activities those described in the above, and engage in other activities that are based on the infrastructure of the Company.
Reasons for the Acquisition and Maintenance of Share: Exploitation of the Centro-Atlantica railroad concession.

Ferrovia Norte Sul S.A.
Head Office: Av. dos Portugueses s/nº — Prédio DILN, 1º andar — Sala 1 — Itaqui-Pedrinhas Retorno de Itagui — São Luiz — MA — Brazil
Activities: Perform the operation of rail freight, under the regime of subconcession, through the following activities: (a) provision of the administration and operation of the North South Railroad, for the stretch in Açailândia, State of Maranhão, to Palmas, State of Tocantins (Excerpt), including operation, maintenance, monitoring, improvement and adaptation of the stretch of railroad, as defined in the Bid Notice No. 001/2006 (Notice) including, in compliance with the conditions of the Sub-concession contract with Lease (Contract ), whose final draft is Annex I of the Bid, and (b) implementation, management and supervision of services mentioned in item (a) above, including associated projects, operational services and additional services, as well as to support additional services and related acts provided that such activities are related to the objectives of the Company, under the terms of the Contract.
Reasons for the Acquisition and Maintenance of Share: Exploitation of the North-South railroad concession.
Fertilizantes Fosfatados S.A. — Fosfertil
Head Office: Estrada da Cana, Km 11, Distrito Industrial Delta, Uberaba, MG — Brazil
Activities: The Company’s purpose is: (a) the exploitation of mineral resources, through research, mining and concentration of phosphate rocks, (b) the industrial exploitation of phosphate ores and associated ores, including the use of these and other ores and minerals associated or not with these and also to obtain other chemical products, (c) the manufacture of fertilizers and other products for agriculture and livestock, (d) trade, transportation, exportation and importation of these products as well as brokering, by third parties, (e) the activity of providing industrialization services to third parties, and (f) participation in other commercial or civil companies, domestic or foreign, as a partner, shareholder or quota holder.
Reasons for the Acquisition and Maintenance of Share: Expansion of fertilizer activities, in line with Vale’s strategy to become a global leader in the fertilizer industry.
Minerações Brasileiras Reunidas S.A. — MBR
Head Office: Av. de Ligação nº 3.580, Águas Claras — Nova Lima — MG — Brazil
Activities: The mineral extraction industry, including exploration and prospecting; provision of technical services especially for mining companies; transportation, beneficiation, shipping and sale of ores, from own production or third parties, the export and import of ores, shareholdings in other companies, especially those whose objective is mining or transportation, industrialization, shipping and sale of ores, the provision of transport services, port and fluvial support.
Reasons for the Acquisition and Maintenance of Share: Running iron ore operations in Brazil
Salobo Metais S.A.
Head Office: Rua Santa Luzia, 651, 14º andar — Parte, Rio de Janeiro — RJ — Brazil
Activities: Exploitation of mineral resources in National Territory, particularly the Salobo deposit, located in the Serra dos Carajás, in the district and municipality of Maraba, in the State of Pará, the subject of Mining Ordinance No. 1121, of 14/7/87, including the mining, beneficiation, smelting, refining, transportation and marketing of copper, gold and their by-products.
Reasons for the Acquisition and Maintenance of Share: Running Salobo copper deposit operations in Brazil

Seamar Shipping Corporation
Head Office: Broad Street, 80 — Monrovia — Liberia
Activities: Perform all type of transactions with vessels; engage in ocean trade, freight, goods, bulk cargoes, passengers, mail and trade by river and sea across the world; acting as representative of the owner of the vessel, shipping brokers, customs agents, maritime brokers, warehousing for ship’s property owners, freight contractors, shipping brokers, warehouse owners, administrators or owners of wharfs, ships’ chandlers and general traders.
Reasons for the Acquisition and Maintenance of Share: Strengthening of maritime freight strategy.
Vale Australia Pty Ltd.
Head Office: GPO Box 731, Brisbane Qld 4008 — Australia
Activities: Administration, operation and development of coal mines and also exploration activities in Australia.
Reasons for the Acquisition and Maintenance of Share: Running coal operations in Australia.
Vale Inco Limited
Head Office: 200 Bay Street, Royal Bank Plaza — Suite 1600, South Tower, P.O. Box 70 - Toronto — Ontario — Canada
Activities: Vale Inco’s global activities are managed from headquarters in Toronto, in the Canadian state of Ontario, continues its corporate functions and has significant local involvement.
Reasons for the Acquisition and Maintenance of Share: Running operations in nickel and by-products (copper, cobalt, platinum group metals and other precious metals) in Canada, United Kingdom and Indonesia.
Vale International SA
Head Office: Route de Pallatex 29 — 1162 St-Prex — Switzerland
Activities: Acquire, own, manage and sell direct or indirect holdings in companies or enterprises, especially abroad, particularly in societies and commercial, industrial or financial companies; trade and distribute the products of companies within the Vale group, develop relationships with customers and provide technical assistance, including product development and production planning, to customers and group companies worldwide, either directly or through subsidiaries in the group; perform research and development activities in the sectors of mining, logistics and energy; finance companies and group companies and provide business, financial, administrative and legal services to other companies and other group companies in Switzerland and abroad. The company may conduct any activities that may be related to its objectives, or support them, especially as regards managing and defining ownership rights and / or licensing of patents, trademarks of any kind, know-how and other intellectual property rights;, buy, hold and sell real estate on the company’s own behalf or on behalf of other companies and group companies, except for transactions under the jurisdiction of Swiss federal law related to the acquisition of real estate by persons abroad.
Reasons for the Acquisition and Maintenance of Share: Financial transactions and business activities.
Valesul Alumínio S.A (a)
Head Office: Estrada Aterrado do Leme nº 1225 — Santa Cruz — Rio de Janeiro — RJ — Brazil
Activities: Primary aluminum production and anode production and recycling of scrap aluminum from its plant installed Santa Cruz in the municipality of Rio de Janeiro, Rio de Janeiro state; energy production at its hydroelectric plants, as owner-producer, for the processing and smelting; energy trading, marketing, representation, import and export of anodes and aluminum and its by-products and port operations.
Reasons for the Acquisition and Maintenance of Share: Running of aluminum operations in Brazil.

Vale Manganês S.A.
Head Office: Km 24 da Rodovia BR-324 — Centro Industrial de Aratu — Simões Filho — BA - Brazil
Activities: The steel industry, metallurgy, industrialization and sale of ferroalloys; exploitation, on its own account or in combination with other companies, of mineral deposits, including research, mining, beneficiation, transportation, sale, import and export of mineral substances; reforestation; extraction, production, sale, import and export of wood and charcoal and other goods of mineral or vegetable origin used in their production processes and their derivatives and by-products; import and export of goods related to or required for, its activities, including equipment, supplies and miscellaneous materials; any other related activities that do not conflict with its stated purpose or with prevailing legislation.
Reasons for the Acquisition and Maintenance of Share: Running of ferroalloy and manganese operations in Brazil.
Vale Moçambique, Limitada
Head Office: Avenida 24 de Julho, Prédio Centro Cimpor, 8th floor, apart. 7 — Maputo - Mozambique
Activities: Prospecting, geological research, exploration and mining concessions, exploration and development of industrial activities in various areas, production and transmission of electric energy; holdings in other companies.
Reasons for the Acquisition and Maintenance of Share: Strengthening the performance of the Company in the coal business.
Subsidiaries with shared control
California Steel Industries, Inc.
Head Office: 14000 San Bernardino Avenue — P.O.Box 5080 — Fontana — USA
Activities: Exploitation of any kind of activity that is not illegal in the State of Delaware.
Reasons for the Acquisition and Maintenance of Share: Running of re-rolling operations in the U.S.
Mineração Rio do Norte S.A.
Head Office: Porto Trombetas, s/nº68.275-000 — Oriximina — PA — Brazil
Activities: Carry out the activities of a mining company, including those of a company with industrial, commercial and service objectives, with the main objective of performing exploration and exploitation of mineral deposits within national territory on its own account or for others, including prospecting, exploration, extraction, beneficiation, manufacturing, sales, import and export of bauxite and other ores and minerals in general; generate and distribute electricity for own consumption or for third parties, building and maintaining plants and facilities granted by the competent authorities; represent national or foreign companies; participate in other companies as a partner, shareholder or quota holder, practicing all acts appropriate to the protection and development of such shares; sell, beneficiate, improve, manage, develop, exchange, lease, dispose of or deal in any form, any and all assets, properties or rights of the company, acquire and operate vessels for its exclusive use, as a result of its activities as mining company; undertake programs or implement projects for forestation / reforestation.
Reasons for the Acquisition and Maintenance of Share: Running of bauxite operations in Brazil.
MRS Logística S.A.
Head Office: Praia de Botafogo nº 228, 12º andar — Sala 1.201-E — Botafogo — Rio de Janeiro - RJ — Brazil
Activities: To provide rail transport services; operate services for loading, unloading, warehousing and transshipment stations, yards and land within the range of existing railway lines which are object of the concession, exploring modal transport related to rail transport; serving, as per the law, as a port operator, running services and operations for moving and storage of goods destined for or coming from water transport; participating in projects that aim to promote the development of the socio-economic areas of influence, seeking to expand rail services delivered; perform all similar or related activities those described in the above, and engage in other activities that are based on the infrastructure of the Company.
Reasons for the Acquisition and Maintenance of Share: Provision of logistics operations for iron ore and pellets.

Samarco Mineração S.A.
Head Office: Rua Paraíba nº 11229º e 10 andares — Funcionários — Belo Horizonte — MG — Brazil
Activities: Research, mining of minerals throughout the country, industrialization and marketing of minerals, transport and navigation within the port, including for third parties, importing equipment for its own use, spare parts and raw materials.
Reasons for the Acquisition and Maintenance of Share: Expansion of Vale’s participation in the market for iron ore and pellets Brazil.
Log-In — Logística Intermodal S.A.
Head Office: Paria de Botafogo, 501 — Torre Corcovado — sala 703 — Botafogo — Rio de Janeiro — RJ — Brazil
Activities: The main activities are: (i) operate own or third party boats for long-distance maritime commerce, coastal and river transport of general cargo, (ii) operate inland terminals and ports, including port support navigation; ( iii) carry out marketing and warehousing services and freight logistics and management of vessels, (iv) provide transport services by road and rail, and (v) carry complementary, related or incidental activities, related to their main activity, when necessary or convenient for corporate interests.
Reasons for the Acquisition and Maintenance of Share: Provide logistics solutions for clients.
9.2 OTHER INFORMATION WHICH THE COMPANY DEEMS RELEVANT
There is no other relevant information for item “9”.

10. MANAGEMENT COMMENTS

10. 1 Financial status
a. Financial status and general assets
As a producer of minerals and metals, we have as end consumers of our products primarily the manufacturing and construction industries, two of the most cyclical components of economic activity and thus most severely affected by recessions, as occurred as of the second half of 2008. In addition, being the only truly global supplier of iron ore, the large fall in capacity utilization of steel mills in the Americas and Europe produced a shock in our sales performance.
If, on the one hand, severe economic downturns usually cause serious negative effects on financial and operational performance, on the other hand they create extraordinary opportunities for companies that embrace change and structural transformation.
Vale has leveraged its competitive advantages — low-cost world-class assets, a healthy balance sheet, a large pool of liquidity, discipline in capital allocation, a highly skilled and motivated labor force and entrepreneurial spirit — to launch several initiatives to make it stronger in the future, seeking to reduce costs on a permanent basis and raise efficiency. No investment project was cancelled, new growth options were identified and our growth potential was enhanced.
The financial results of Vale in 2009 suffered the effects of the global recession of 2008/2009. Despite the weaker performance compared to previous years, our results remained solid. In 2009, operating revenue reached R$ 49.812 billion, against R$ 72.766 billion in 2008, and R$ 66.385 billion in 2007.
GROSS REVENUE BREAKDOWN

Business segments	2007	2008	2009
Ferrous minerals	45.3%	60.2%	60.7%
Non-ferrous minerals	46.6%	30.5%	29.2%
Logistics	5.3%	5.0%	5.7%
Coal	0.4%	1.5%	2.0%
Other	2.4%	2.8%	2.4%
In 2009, operating profit, as measured by EBIT (earnings before interests and taxes) was R$ 13.181 billion, and operating margin of 27.2%, compared to 42.3% and 45.3% in 2008 and 2007, respectively. Cash generation, as measured by EBITDA (earnings before interests, taxes, depreciation and amortization) was R$ 18.649 billion.

SELECTED FINANCIAL INDICATORS

R$ million	2007	2008	2009
Operating revenue	66,385	72,766	49,812
EBIT	29,315	29,847	13,181
EBIT Margin(%)	45.3%	42.3%	27.2%
EBITDA	33,619	35,022	18,649
Net earnings	20,006	21,279	10,249
Shareholder remuneration	3,574	5,558	5,299
ROE (%)	35.1%	22.1%	10.7%
b. Capital structure
On December 31, 2009, Vale’s stockholders’ equity was R$ 95.737 billion. On the same date, total debt added to our obligations to related parties totaled R$ 42.077 billion, cash holdings4 amounted to R$ 19.746 billion, including R$ 6.525 billion in investment in low risk fixed income securities with maturities ranging from 91 to 360 days and average maturity of 116 days. On December 31, 2009, total debt and related parties / stockholders’ equity and minority interest index was 41.4%, compared to 44.3% and 58.0% on December 31, 2008 and 2007, respectively.
On December 31, 2008, Vale’s stockholders’ equity was R$ 96.275 billion, total debt was R$ 45.365 billion and cash holdings1 was R$ 30.033 billion. On December 31, 2007, stockholders’ equity was R$ 57.030 billion, total debt R$ 35.806 billion and cash holdings1 R$ 2.128 billion.
i. Hypotheses of Redemption
ii. Redemption Value Method
The bylaws of the Company do not authorize the application of profits or reserves in the redemption or amortizing of shares. Additionally, at the date of this Form of Reference, the administration of Vale has no intention of convening an extraordinary general meeting for this purpose.
c. Financial commitments
Vale enjoys an outstanding financial position, underpinned by its powerful cash flow, large cash holdings, availability of credit lines and low-risk debt portfolio. Such position provides comfort as to our ability to pay our financial commitments.
On December 31, 2009, debt leverage, as measured by total debt/EBITDA, increased to 2.3x, compared to 1.3x and 1.1x on December 31, 2008 and 2007, respectively. The higher leverage reflects the effect of the global recession on our financial performance. At this point of the economic cycle as the recovery has not yet fed into the last twelve month cash flow generation, we deem our current debt leverage to be at an appropriate level.
December 31, 2009, total debt/enterprise value ratio was 15.1%, while interest coverage, measured by EBITDA/ interest payment ratio, came to 7.81x.

[4]	Includes cash and cash equivalents and short term investments.

DEBT INDICATORS

R$ million	2007	2008	2009
Total debt	35,806	45,365	42,077
Cash holdings*	2,128	30,033	19,746
Net debt	33,678	15,332	22,331
Total debt / EBITDA (x)	1.1	1.3	2.3
EBITDA / interest payment (x)	12.7	14.24	7.81
Total debt / EV	11.8%	28.4%	15.1%

*	Includes short term investments
d. Source of financing for working capital and investments in non-current assets
Our principal sources of funds are operating cash flow, loans and financing and notes offerings, convertible or not. Additionally, in 2008, we conducted a global offering of shares which allowed a net inflow of R$ 19.273 billion.
Operational activities generated cash flows of R$ 11.538 billion in 2009 against R$ 32.187 billion and R$ 20.347 billion in 2008 and 2007, respectively. Operational cash flows have grown steadily over recent years up to 2008, driven by sales volumes and increases in the price of our products. In 2009 this growth cycle was interrupted due to the negative effects of the global recession on prices and sales volumes.
Among the most important operations in the last three years, there were:
•
In November 2009, our wholly owned finance subsidiary Vale Overseas Limited (Vale Overseas) issued US$ 1 billion (equivalent to R$ 1.7 billion5) of 30-year notes guaranteed by Vale. These notes bear interest at 6.875% per year, payable semi-annually and will mature in November 2039.

•
In September 2009, Vale Overseas also issued US$ 1 billion (equivalent to R$ 1.8 billion2) of 10-year notes guaranteed by Vale. These notes bear interest at 5.625% per year, payable semi-annually and will mature in September 2019.

•
In July 2009, our wholly owned finance subsidiary Vale Capital II issued US$ 942 million (equivalent to R$ 1.858 billion2) of mandatorily convertible notes due 2012. These notes mature on June, 2012, and mandatorily convertible into American Depositary Shares (ADS) of Vale. Additional remuneration will be payable based on the net amount of cash distributions paid to ADS holders.

•
In May 2008, we entered into agreements with the Japan Bank for International Cooperation (JBIC) and Nippon Export and Investment Insurance (NEXI), both long-term Japanese financing agencies, for the financing of the mining, logistics and power generation projects to be developed under Vale’s investment program for 2008-2012. JBIC actively considers providing its support by financing up to US$ 3 billion (equivalent to R$ 5.224 billion6) and NEXI will provide loan insurance in an amount not exceeding US$ 2 billion (equivalent to R$ 3.482 billion3). Vale’s projects to be financed shall meet the eligibility criteria agreed by those Japanese financial institutions.

•
In November 2009, we entered into a US$ 300 million (equivalent to R$ 522 million7) export facility agreement with Japanese financial institutions, using credit insurance provided by NEXI, to finance the construction of the Karebbe hydroelectric power plant on the Larona River in Sulawesi, Indonesia. As of December 31, 2009, we had drawn US$ 150 million (R$ 261 million4) under this facility.

[5]	Value converted by the R$/US$ Exchange rate on the date of the operation.

[6]	Value converted by the R$/US$ Exchange rate on the date the agreement was signed.

[7]	Value converted by the R$/US$ Exchange rate on the date of the operation.

•
In April 2008, we established a credit line for R$ 7.3 billion with Banco Nacional de Desenvolvimento Econômico e Social — BNDES (the Brazilian National Development Bank) to help finance our investment program for 2008-2012. As of December 31, 2009, we had drawn the equivalent of R$ 1.554 billion under this facility.

•	In January 2008, Vale entered into a transaction with BNDES to finance working capital in the amount of R$ 2 billion.
•
In June 2007, Vale issued US$ 1.880 billion (equivalent to R$ 3.601 billion4) of mandatorily convertible notes due 2010 through its wholly-owned subsidiary Vale Capital Limited. These notes mature on June 2010 and are mandatorily convertible into ADS. Additional interest will be payable based on the net amount of cash distributions paid to ADS holders.

•
In January 2007, we obtained through our subsidiary Vale International US$ 6 billion (equivalent to R$ 10.44 billion4) as Anticipated Export Payments from a banking syndicate led by the Bank of New York and guaranteed by Vale. This line of financing is due in July 2013, and on December 31, 2009, the balance due was US$ 3.9 billion (equivalent to R$ 6.79 billion4).

e. Potential sources of financing used for working capital and for investments in non-current assets
In the ordinary course of business Vale’s primary resource requirements are connected to capital investments, dividend payments and debt servicing. Sources of financing frequently used are: operational cash flow and financing which we complemented in 2007-2009 with a global share offering and two mandatorily convertible notes.
Also, the main source of financing for covering liquidity shortfall are the credit lines related to export operations, as offered by local banks (Advances on Exchange Contracts — ACCs and Advances on Exchanges Delivered — ACEs).
Vale also has revolving credit lines available. On December 31 2009, the amount available involving credit lines was US$ 1.9 billion (equivalent to R$ 3.308 billion8), of which US$ 1,150 billion (equivalent to R$ 2.002 billion5) made available to our wholly-owned subsidiary Vale International and the rest to Vale Inco. Until December 31 2009, nothing had been drawn down by Vale International or by wholly-owned subsidiary Vale Inco. However, letters of credit amounting to US$ 115 million (equivalent to R$ 200 million5) were issued related to Vale Inco’s credit line.
f. Debt: level and composition
On December 31 2009, total debt amounted to R$ 42.077 billion with R$ 1.252 billion guaranteed by Vale assets with average tenure of 9.2 years and average cost of 5.3% per year, in US dollars.
DEBT STRUCTURE

R$ million	2007	2008	2009
Total debt	35,806	45,365	42,077
Amount guaranteed by Vale’s assets	1,041	1,166	1,252
Average maturity (in years)	10.7	9.3	9.2
Average cost (in US dollars)	6.1%	5.6%	5.3%

[8]	Value converted by the R$/US$ Exchange rate on the date of the operation.

Since July 2005 Vale has been classified as investment grade. At present it has the following credit risk classifications: BBB+ (Standard & Poor’s), Baa2 (Moody’s), BBB high (Dominion Bond Ratings) e BBB (Fitch).
i. relevant loan and financing contracts
Short term debt is made up chiefly of trade financing denominated in US dollars basically in the form of ACCs and ACEs with financial institutions. On December 31 2009, short term debt amounted to R$ 646 million against R$ 1,088 billion and R$ 1,007 billion in 2008 and 2007, respectively.
The most important long term debt categories are presented below. The amounts indicated include the short term component in the long term debt but do not include accumulated costs.
Loans and financing denominated in US dollar (R$ 12.4 billion, R$ 16.2 billion and R$ 12.4 billion on December 31, 2009, 2008 and 2007 respectively). These loans include lines of export financing, financing of import from export credit agencies and commercial banks and multilateral organizations. The main line of credit is a prepayment for export, linked to future exports, originally valued at US$ 6.0 billion (equivalent to R$ 10.4 billion), obtained as part of the refinancing of debt for acquisition of Inco. On 31 December 2009, the outstanding balance was US$ 3.9 billion (equivalent to R$ 6.8 billion).
Fixed income securities denominated in U.S. dollars (R$ 14.7 billion, R$ 15.2 billion and R$ 11.8 billion on December 31, 2009, 2008 and 2007 respectively). Vale has issued several debt securities on the capital market through its subsidiary Vale Overseas for a total value of US$ 7.4 billion (equivalent to R$ 12.8 billion). The subsidiary Vale Inco issued debt securities amounting to US$ 1.1 billion (equivalent to R$ 1.9 billion).
Securities denominated in US dollars secured by receivables from future exports (R$ 0.2 billion, R$ 0.5 billion and R$ 0.5 billion on December 31, 2009, 2008 and 2007 respectively). In December 2009 we had a securitization program originally valued at US$ 400 million based on existing and future accounts receivable related to exports of iron ore pellets for clients in Europe, Asia and the United States. On January 15, 2010, Vale settled in advance the remaining balance of the securitization program.
Non-convertible Debentures expressed in Brazilian reais (R$ 6.0 billion, R$ 6.0 billion and R$ 6.0 billion on December 31, 2009, 2008 and 2007 respectively). In November 2006, we issued non-convertible debentures amounting to approximately US$ 3.2 billion (equivalent to R$ 5.5 billion), in two series, with maturity dates of four and seven years. The first series, US$ 862 million (equivalent to R$ 1.5 billion), matures in 2010, with interest of 101.75% on the accumulated variation of the interest rate of the CDI (interbank deposit certificate). The second series, US$ 2.3 billion (equivalent to R$ 4.0 billion), with maturity in 2013 has interest variation of CDI plus 0.25% per annum.
Perpetual Bonds (R$ 0.1 billion, R$ 0.2 billion and R$ 0.2 billion on December 31, 2009, 2008 and 2007 respectively). Perpetual Bonds issued which can be traded for are 48.0 billion of preferred shares of Mineração Rio do Norte S.A. (MRN). Interest is paid on the bonds in an amount equal to the dividends paid on the underlying preferred shares.

ii. other long-term relationships with financial institutions
Vale, its affiliates and subsidiaries maintain business relationships in the normal course of their business dealings with some of the major financial institutions in the country, following the normal practices of the financial market.
Other debt totaled R$ 7.3 billion, R$ 5.4 billion and R$ 3.5 billion on December 31, 2009, 2008 and 2007, respectively. We have various loans in Brazil, mainly with the BNDES and some Brazilian private banks, as well as loans and financings in other currencies.
iii. degree of subordination between the debts
Of the total debt balance, 4% was secured by receivables in 2009, 3% in 2008 and 4% in 2007.
iv. any restrictions imposed on the issuer, in particular, for limits of indebtedness and contracting of new debts, the distribution of dividends, disposal of assets, the issuance of new securities or disposal of corporate control
Some of the long term financial instruments contain obligations related to the maintenance of certain parameters for specific financial indicators. The main indicators are: Total debt / stockholder’s equity, total debt / EBITDA and interest coverage (EBITDA / interest payments). Vale conforms to all the required parameters for these indicators. We believe that the present clauses do not restrict in any meaningful way our capacity to take on new debt in order to meet our capital requirements. Additionally, none of the clauses restricts directly our capacity to distribute dividends or interest on own capital.
g. limits of use of financing already concluded
Certain financing agreements concluded by Vale establish restrictions for the use of resources. Below is a description of the restrictions of the relevant financing contracts:

Disbursement of
Date	Couterparty	Destination	Amount	funding

01/04/2008	BNDES	Credit for investments in Brazil	R$ 7.3 billion	The credit is made available in tranches in accordance with the timeline of the projects

11/03/2008	BNDES	Credit for the construction of Usina Hidrelétrica UHE Estreito hydro plant, transmission lines and various social investments	R$ 808.4 million	The credit is made available in tranches in accordance with the timeline of the projects
h. significant changes in each item of the financial statements

Analysis of operating results
The following table shows the consolidated income statement for the years ended 31 December 2007 to 31 December 2008 and 31 December 2009:
Statement of Income

	on December 31
	(R$ billion)
	2007	2008	2009
Net operating revenues	64.764	70.541	48.496
Cost of products and services	(30.084)	(32.156)	(27.720)
Selling and Administrative	(2.550)	(3.618)	(2.369)
Research and development	(1.397)	(2.071)	(1.964)
Impairment	—	(2.447)	—
Other operating expenses, net	(1.418)	(2.849)	(3.262)
Operating profit	29.315	27.400	13.181
Equity results	(1.101)	104	116
Amortization of goodwill	(1.304)	(1.429)	—
Financial results, net	277	(3.838)	1.952
Gain (loss) on disposal of assets	1.458	139	93
Income before income tax and social contribution	28.645	22.376	15.342
Income tax and social contribution	(7.085)	(665)	(4.925)
Minority interest	(1.554)	(432)	(168)
Net income	20.006	21.279	10.249
RESULTS OF OPERATIONS — 2009 COMPARED TO 2008
Revenues
Operating revenues totaled R$ 49.812 billion in 2009, 31.5% lower than in 2008. Net operating revenues decreased 31.3% to R$ 48.496 billion in 2009.
In 2009, the decrease in revenues was determined by lower sales volumes, R$ 10.919 billion, and lower prices, R$ 15.876 billion, against 2008.
The contraction in revenues was determined by lower iron ore prices, R$ 4.583 billion, and the decrease in shipments of iron ore, R$ 3.271 billion, pellets, R$ 3.545 billion, and nickel, R$ 1.990 billion.
Iron ore
Revenues from iron ore sales decreased by 18.9%, from R$ 31.113 billion in 2008 to R$ 25.234 billion in 2009, due to a 14.7% drop in the average sale price and a 10.5% fall in sales volumes. The drop in prices is explained by a decrease in benchmark prices, in US dollars, 28.2% for fines and 44.5% for lumps. The contraction in global demand for steel, and therefore the decrease in steel production caused the negative impact in Vale’s sales volumes.
Iron ore pellets
Revenues from pellet shipments were 60.6% lower, from R$ 9.861 billion in 2008 to R$ 3.887 billion in 2009 due to a 27.5% decrease in average sales prices and a 36.1% reduction of sales volumes. The drop in prices is explained by a 44.0% decrease in benchmark prices, in US dollars, while sales volumes decreased due to global macroeconomic conditions. The demand for pellets tend to be affected more strongly affected by changes in economic cycles when compared to demand for iron ore.
Manganese ore
Revenues from manganese ore decreased 39.4%, from de R$ 454 million in 2008 to R$ 275 million in 2009 due to lower prices. The effect of lower prices was partially offset by a 30% increase in volumes sold as a result of strong Chinese demand.

Ferroalloys
Revenues from ferroalloys sales decreased 63.3%, from R$ 1.886 billion in 2008 to R$ 693 million in 2009, due to significant drops in sales volumes, of 36.1%, and average prices, of 36.3%.
Nickel and other products
Revenues from this segment decreased by 43.3%, from R$ 13.865 billion in 2008 to R$ 7.868 billion in 2009, mainly due to the following factors:
•
Revenues from nickel sales decreased 38.9%, from R$ 10.564 billion in 2009 to R$ 6.457 billion in 2008, due to a 24.8% decline in average nickel prices. Nickel volume sold declined by 18.8% in 2009 due to the shutdown of our Sudbury and Voisey Bay operations as a result of labor strikes beginning in the second half of 2009.

•	Revenues from copper sales decreased by 55.4%, from R$ 2.023 billion in 2008 to R$ 903 million in 2009, primarily due to a 52.7% drop in volume sold due to the shutdowns described above.
Kaolin
Revenues from sales of remained relatively stable, going from R$ 379 million in 2008 to R$ 346 million in 2009.
Copper concentrate
Revenues from sales of copper concentrate decreased by 15.6%, from R$ 1.574 billion in 2008 to R$ 1.329 billion in 2009, due to a 17.0% decrease in the average sale price and 5.2% decrease in volume sold.
Aluminum
Revenues from our aluminum business decreased 27.8%, from R$ 5.843 billion in 2008 to R$ 4.217 billion in 2009.
Potash
Revenues from sales of potash increased by 60.1%, from R$ 506 million in 2008 to R$ 810 million in 2009. The increase was due to a 58.7% increase in volume sold as a result of the strong performance of the Brazilian agricultural sector.
Logistics services
Revenues from logistics services decreased by 22.6%, from R$ 3.666 billion in 2008 to R$ 2.838 billion in 2009, due to a sharp fall in the volume of steel inputs transported, as a result of lower Brazilian exports.
Other products and services
Revenues from other products and services fell from R$ 3.112 billion in 2008 to R$ 2.193 billion in 2009 as a result of a reduction in revenues from transporting steel products, down 59.5% from R$ 1.348 billion in 2008 to R$ 546 million in 2009, due in large part to the reduced sales volumes because of the drop in demand.

Costs and Expenses
Costs related to the services and goods sold by Vale are detailed below:

	Consolidated
	2008	2009
Cost of goods and services
Minerals and metals	(23,804)	(19,498)
Aluminum products	(3,873)	(4,203)
Transport services	(2,215)	(2,040)
Steel Products	(1,177)	(510)
Other goods and services	(1,087)	(1,469)

	(32,156)	(27,720)

Comments on Cost by Type of Product
Our total cost of goods sold decreased from R$ 32.156 billion in 2008 to R$ 27.720 billion in 2009, a 13.8% reduction, due to a decline in volumes sold. The following were the main factors that contributed to this reduction:
•	Outsourced services. Outsourced services costs decreased by 14.8% in 2009, from R$ 5.021 billion in 2008 to R$ 4.276 billion in 2009, due to lower volumes sold.
•
Material costs. Material costs decreased by 9.6% in 2009, from R$ 6.576 billion in 2008 to R$ 5.943 billion in 2009, reflecting a reduction in demand, which was partially offset by increased maintenance expenses due to preparation for operating at full production capacity in 2010.

•	Energy costs. Energy costs decreased by 21.9% in 2009, from R$ 5.813 billion in 2008 to R$ 4.537 billion in 2009. This reduction reflected lower volumes sold and lower average prices.
•
Personnel costs. Personnel costs decreased by 2.8%, from R$ 4.193 billion in 2008 to R$ 4.077 billion in 2009, mainly due to lower production levels in response to weaker demand, which were partially offset by the impact of wage increases, pursuant to a two-year agreement with our Brazilian employees entered into in November 2008 and 2009.

•
Acquisition of products. Costs related to the acquisition of products from third parties declined by 56.7%, from R$ 2.805 billion in 2008 to R$ 1.219 billion in 2009, driven by lower volumes of products purchased.

•	Other costs. These remained relatively stable, going from R$ 7.749 billion to R$ 7.668 billion in 2009.
Costs of minerals and metals. The cost of minerals and metals sold decreases 18.1%, from R$ 23.804 billion in 2008 to R$ 19.498 billion in 2009, mainly due to the reduction of the activities described above.
Cost of aluminum products. The cost of aluminum products increased 8.5%, from R$ 3.873 billion in 2008 to R$ 4.203 billion in 2009, mainly due to higher prices of inputs.
Cost of transport services. The cost of transport services decreased 7.9%, from R$ 2.215 billion in 2008 to R$ 2.040 billion in 2009, due to lower need of these services with the contraction of the global economy.
Cost of steel products. The cost of steel products decreased 56.7%, from R$ 1.177 billion in 2008 to R$ 510 million in 2009, mainly due to the reduction of volume of steel products sold.
Cost of other products and services. The cost of other products and services increased 35.1%, from R$ 1.087 billion in 2008 to R$ 1.469 billion in 2009.
Selling, general and administrative expenses
Selling, general and administrative expenses decreased by 34.5%, from R$ 3.618 billion in 2008 to R$ 2.369 billion in 2009. The decrease was mainly attributable to an adjustment of R$ 748 million related to copper sales that arose from the effects of an adjustment in copper prices under the Month After Month of Arrival (MAMA) pricing system. Under this pricing system, sales of copper concentrates and anodes are provisionally priced at the time of shipment, and final prices are settled on the basis of the LME price for a future period, generally one to three months after the shipment date. In addition, there was a reduction of expenses in advertising and brand management and personnel related to new level of product commercialization.

Research and development expenses
Research and development expenses remained relatively stable, from R$ 2.071 billion in 2008 to R$ 1.964 billion in 2009. The reduction in copper, nickel, coal and logistics research expenses was compensated by an increase in research related to gas and energy.
Impairment of goodwill
No impairment was registered in 2009. In 2008, we recognized R$ 2.447 billion impairment of goodwill associated with our 2006 acquisition of Vale Inco.
Other costs and expenses
Other costs and expenses increased from R$ 2.849 billion in 2008 to R$ 3.262 billion in 2009 as a consequence of idle capacity, with stopped operations due to reduced demand and strikes in nickel plants. The impact on the difference was partially offset by the effects in 2008 of tax assessments on third-party railroad transportation services used in our iron ore operations in previous years (R$ 286 million), a provision for loss on materials (R$ 407 million) and a market value assessment of inventories (R$ 334 million).
Result of equity investments
The results of equity investments increased 11.5%, from R$ 104 million in 2008 to R$116 million in 2009. The increase was due to losses on investments valued at cost in 2008 and that were disposed of in 2009.
Financial Results
We had financial income of R$ 1.952 billion in 2009, compared to financial expenses of R$ 3.838 billion in 2008. This change primarily reflects gain on derivatives in 2009, due mostly to swaps of real-denominated debt into US dollars, and the appreciation of the Brazilian real against the US dollar of 25.5% in 2009. In 2008, losses with derivatives instruments were due to the depreciation of the US dollar against the Brazilian real of 31.9%.
Gain (loss) on realization of assets
The gain (loss) on realization of assets varied 33.1%, from R$ 139 million in 2008 to R$ 93 million in 2009, mainly due to the sale of our stake in Jubilee Mines in 2008 while in 2009 our remaining stake in Usiminas was sold with a gain of R$ 288 million, partially offset by a loss on Valesul of R$ 147 million.
Income Taxes
For 2009, we recorded net income tax expense of R$ 4.925 billion, compared to R$ 665 million in 2008.
Net income
The reduction of net income by 51.8%, from R$ 21.279 billion in 2008 to R$ 10.249 billion in 2009 is due mainly to the factors explained previously.
Financial year ended December 31, 2007 compared with the year ended 31 December 2008

Revenues
In 2008 operating revenues reached a new record at R$ 72.766 billion, 9.6% above 2007 at R$ 66.385 billion. The annual revenue increase of R$ 6.381 billion was due to higher prices, R$ 9.801 billion, and greater volume of sales at R$ 871 million. The increased value of the Brazilian real against the dollar9 during the period meant a reduction in revenues of around R$ 4.291 billion. The prices of iron ore and pellets were responsible for an increase of R$ 10.667 billion and R$ 4.024 billion respectively, offsetting the negative impact of the R$ 9.080 billion due to lower nickel prices.
Iron ore
Revenues from iron ore sales increased 41.0% from R$ 22.065 billion in 2007 to R$ 31.113 billion in 2008, mainly due to the increase of 48.3% in average sales prices, partly offset by the effects of the losses with exchange variations of 8.5%. The price increases were the result of a 65% increase in reference prices for iron ore fines in 2007, effective as from April for most clients.
Pellets
Revenues from pellets increased by 55.4% from R$ 6.346 billion in 2007 to R$ 9.861 billion in 2008 mainly due to the increase of 62.9% in average sales prices partly offset by the effect of losses of 9.3% with exchange variations. The average price increase was the result of an increase of 86.7% in the reference prices for blast furnace pellets and direct reduction pellets, in effect as from April 2007 for most of our clients.
Manganese
Revenues from manganese ore increased 213.1% from R$ 145 million in 2007 to R$ 454 million in 2008 reflecting mainly the increased average sales prices.
Ferroalloys
Revenues from ferroalloys increased 54.0%. from R$ 1.225 billion to R$ 1.886 billion due to an increase of 82.6% in average sales prices which was offset partially by a drop of 17% in sales volumes because of problems with the electric furnace at our French subsidiary’s plant.
Nickel and other products
Revenues from nickel and other products suffered a decline from R$ 23.062 billion in 2007 compared with the R$ 13.865 billion in 2008, due to a drop of 38.9% in average sales prices.
Potash
Revenues from potash increased 47.5%, from R$ 343 million in 2007 to R$ 506 million in 2008, driven by an 82.2% increase in average sales prices, partially offset by a drop of 25.9% in volumes sold because of fertilizer inventory build-up by Brazilian farmers.
Kaolin
Revenues from kaolin dropped 17.2% from R$ 458 million in 2007 to R$ 378 million in 2008, principally due to the 11.4% drop in volumes sold.
Copper in concentrate
Revenues from copper in concentrate remained in line with the previous year, with R$ 1.575 billion in 2008 compared with R$ 1.553 billion in 2007.
Aluminum
Revenues for ROM aluminum increased 5.7% from R$ 5.529 billion in 2007 to R$ 5.843 billion in 2008. This reflects larger volumes of aluminum sold due to the expansion of Alunorte, but was partly offset by the drop in volumes of bauxite sold to the alumina refinery.

[9]	The average exchange rate of US dollar against the Brazilian real in 2008 was R$ 1.8375 / US$, against the average of R$ 1.9483 / US$ in 2007.

Logistics services
Revenues from logistics services increased 4.8% from R$ 3.497 billion in 2007 to R$ 3.666 billion in 2008. Higher average prices because of the increase in fuel costs and a change in the mix of cargoes more than offset the slight reduction in contracted freight volumes. In particular:
•
Revenues from rail transportation went up by 6.8% from R$ 2.879 billion in 2007 to R$ 3.075 billion in 2008. Average prices went up 27.8% and volumes shipped dropped by 14.6% as a result of the poorer crops in 2008.

•	Revenues from port operations dropped by 4.4% from R$ 618 million in 2007 to R$ 591 million in 2008. Average prices went up 17.1%, while volumes went down by 12.2%.
Other products and services
Gross revenues from other products and services increased, from R$ 2.027 billion in 2007 to R$ 3.366 billion in 2008, reflecting the fact that this was the first year in which coal operations were fully consolidated.
Costs and Expenses
Costs related to the services and goods sold by Vale are detailed below:

	Consolidated
	2007	2008
Cost of goods and services
Minerals and metals	(22,814)	(23,804)
Aluminum products	(3,246)	(3,873)
Transport services	(2,146)	(2,215)
Steel Products	(1,199)	(1,177)
Other goods and services	(679)	(1,087)

	(30,084)	(32,156)

In 2008, reacting proactively to new market conditions, we took various measures to minimize production and investment costs primarily involving: (a) closing operational units with higher costs; (b) negotiating with unions more flexibility in employment contracts so as to preserve jobs and reduce costs; (c) the restructuring of the Corporate Center, to maximize efficiency through a leaner structure; (d) reduction in administrative costs; (e) renegotiation of existing contracts with service providers services involving the cancellation of certain contracts and the reduction in prices and scope of others; (f) renegotiation of existing contracts with suppliers of equipment and engineering services; and (g) reduction of working capital.
Comments on Cost by Type of Product
The total cost of goods sold increased 6.9% from R$ 30.084 billion in 2007 to R$ 32.156 billion 2008. This increase was due to the following factors:
•	Outsourced services. The cost of outsourced services increased 5.9% from R$ 4.741 billion in 2007 to R$ 5.021 billion in 2008 due to an increase in volumes sold and higher maintenance costs.
•	Materials costs. The cost of materials increased 36.7% from R$ 4.810 billion in 2007 to R$ 6.576 billion in 2008 due to increased sales volumes and increase in materials used in equipment maintenance.
•
Acquisition of products. The cost of acquisition of products increased 42.6% from R$ 4.890 billion in 2007 to R$ 2.805 billion in 2008 as a result of the fall in the volume of pellets because of the leasing of the joint venture pelletizing plants and the drop in volumes of nickel sold.

•	Energy costs. Energy costs increased 18% from R$ 4.927 billion in 2007 to R$ 5.813 billion in 2008 as a result of an increase in production, higher energy prices and leasing of the pelletizing plants.
•	Personnel costs. Cost with personnel increased 10.4% from R$ 3.799 billion in 2007 to R$ 4.193 billion in 2008 because of salary increases due to the two-year labor agreement.
•	Other costs. Other costs increased 12.0% from R$ 6.917 billion in 2007 to R$ 7.749 billion in 2008 because of leasing of the joint venture pelletizing plants.
Costs of minerals and metals. The cost of minerals and metals sold increased 4.3%, from R$ 22.814 billion in 2007 to R$ 23.804 billion in 2008, mainly due to an increase in materials used in production.
Cost of aluminum products. The cost of aluminum products increased 19.3%, from R$ 3.246 billion in 2007 to R$ 3.873 billion in 2008, due mainly to the increase in the price of inputs.
Cost of transport services. The cost of transport services remained practically stable, moving from R$ 2.146 billion in 2007 to R$ 2.215 billion in 2008.
Cost of steel products. The cost of steel products remained practically stable, moving from R$ 1.199 billion in 2007 to R$ 1.177 billion in 2008.
Cost of other products and services. The cost of other products and services increased by 60%, from R$ 679 million in 2007 to R$ 1.087 billion in 2008.
Sales, general and administrative expenses
Expenses with sales, general and administrative activities increased 41.9% from R$ 2.550 billion in 2007 to R$ 3.618 billion in 2008. This variation is due to the global integration of IT infrastructure, marketing, managing of the new brand and an extraordinary copper sales price adjustment.
Expenses with R&D
Expenses with R&D increased 48.2% from R$ 1.397 billion in 2007 to R$ 2.071 billion in 2008. This increase reflects more mineral exploration studies and studies for projects in other regions, including South America, Asia, Africa and Australia.
Reduction of the recoverable amount of intangible assets
When the residual accounting value of the asset exceeds its recoverable amount, the company must recognize a reduction in the balance of assets (impairment or deterioration). As a result of this review, we have identified what portion of the premium linked to the nickel business unit from the process of acquisition of subsidiary Vale Inco in 2006 was above the recoverable value of these units and thus we recognized a non-recoverable loss amounting to R$ 2.447 billion.
Other operating revenues/ expenses
Other operating expenses increased by R$ 1.418 billion in 2007 to R$ 2.849 billion in 2008, an increase of 100%. In 2008, other operating expenses were impacted by some non-recurring items: R$ 286 million, relating to the payment of use of rail services by our iron ore operations in the past; R$ 407 million, as provision for loss with materials (in 2007 we recorded R$ 101 million); and R$ 334 million, relating to the provision for losses related to performance of product inventory.

Equity Income
Income from shareholdings fell 28%, from R$ 143 million in 2007 to R$ 104 million in 2008, primarily due to losses on investments valued at cost in 2008.
Financial Result
We had financial expenses of R$ 3.838 billion in 2008, against financial income of R$ 277 million in 2007. The main factors involved were a loss with derivatives recorded in 2008, due to swaps of real-denominated debt into US dollars and the depreciation of the real against the US dollar of 31.9%.
Gains (losses) on realization of assets
The gain (loss) on realization of assets showed a variation of 90.5%, from R$ 1,458 million in 2007 to R$ 139 million in 2008, mainly due to sale of our stake in Jubilee Mines in 2008, while in 2007 we sold primarily our part of our stake in Usiminas with a gain of R$ 846 million and our stake in Log-In with a gain of R$ 454 million.
Income tax
For 2008 we recorded a net income tax expense of R$ 665 million compared with the R$ 7.085 billion in 2007.
Net income
Net profit increased by 6.4%, from R$ 20.006 billion in 2007 to R$ 21.279 billion in 2008 and was due primarily to factors explained previously.
Analysis of balance sheet accounts
Balance sheet

	Year ended December 31
	(in R$ billion)		Consolidated
	2009	2008	2007
Assets
Current assets
Cash and cash equivalents	13.221	24.639	2.128
Short-term investments	6.525	5.394	—
Accounts receivable	5.643	7.933	7.136
Related parties	144	28	36
Inventories	5.913	9.686	7.258
Deferred income tax	1.492	1.305	1.084
Recoverable taxes	2.685	4.886	2.230
Unrealized gains on derivative instruments	183	—	—

Others	1.580	2.188	1.281

	38.258	56.059	21.153

Non-current assets
Related parties	64	—	5
Loans and advances	286	180	226
Prepaid expenses	295	632	459
Judicial deposits	2.478	1.794	864
Advances to suppliers — energy	889	953	1.016
Recoverable taxes	1.540	1.067	500
Unrealized gains on derivative instruments	1.506	85	1.191
Others	546	414	701

Investments	4.590	2.442	1.869
Intangibles	10.127	10.727	14.316
Fixed assets	115.160	110.494	90.477

	129.877	123.663	106.784

	175.739	184.847	132.899

	Year ended December 31
	(in R$ billion)		Consolidated
	2009	2008	2007
Liabilities and stockholders’ equity
Current liabilities
Suppliers	3.849	5.248	4.294
Payroll and related charges	1.556	1.428	1.344
Current portion of long-term debt	5.305	1.583	2.354
Loans and financing	646	1.088	1.007
Related parties	33	162	15
Taxes payable and royalties	256	188	586
Provision for income taxes	366	1.423	2.222
Employees postretirement benefits	243	239	232
Railway sub-concession agreement payable	496	934	372
Unrealized losses on derivative instruments	264	—	613
Provisions for asset retirement obligations	157	113	114
Minimum mandatory dividends payable	2.907	4.834	4.752
Other	1.338	1.399	1.442

	17.416	18.639	19.347

Non-current liabilities
Employees postretirement benefits	3.334	3.563	3.808
Long-term debt	36.126	42.694	32.445
Related parties	103	125	—
Provisions for contingencies	3.571	2.989	3.189
Deferred income tax	7.673	7.105	8.073
Unrealized losses on derivative instruments	40	1.345	—
Provisions for asset retirement obligations	1.844	1.997	1.649
Debentures	1.308	886	—
Other	2.779	3.148	2.582

	56.778	63.852	51.746

Redeemable noncontrolling interest	5.808	6.081	93

Net assets
Stockholders’ equity	47.434	47.434	28.000
Additional paid-in capital	(161)	(161)	—
Mandatorily convertible notes	4.587	3.064	3.064
Equity evaluation adjustments	(21)	8	—
Cumulative conversion adjustments	(2.904)	5.982	—
Undistributed retained earnings	46.802	39.948	25.966

	95.737	96.275	57.030

	175.739	184.847	132.899

Position on December 31, 2008 compared with the position at 31 December 2009
Vale has assets and debts referenced to different currencies, the main ones being the real, US dollar and Canadian dollar. On 31 December 2009, we had 54% of our assets related to reais, 24% to US dollars, 20% to Canadian dollars and 2% to other currencies, while the majority of our debt was expressed in US dollars. Consequently, the effects of changes in exchange rates impact the financial statements, especially the US dollar, which in 2009 depreciated 25.5% against the real.

Current assets
Cash and cash equivalents
The reduction of 46.3%, from R$ 24.639 billion at December 31, 2008, to R$ 13.221 billion on December 31, 2009, refers mainly to the increased volume of funds raised in 2008, through a Public Offering of Securities.
Short-term investments. The increase of 21%, from R$ 5.394 billion at December 31, 2008, to $ 6.525 billion on December 31, 2009, refers mainly to opportunities for better rates of application.
Accounts receivable from customers
The reduction of 28.8%, from R$ 7.933 billion at December 31, 2008, to R$ 5.643 billion on December 31, 2009, refers mainly to exchange variation.
Inventories
Inventories declined by 41.7%, from R$ 9.686 billion at December 31, 2008, to R$ 5.643 billion on December 31, 2009, and refers mainly to the impact of the global on increase of stocks as a result of reduced sales in the year 2008, returning to lower levels in 2009.
Recoverable taxes
The reduction in recoverable taxes of 45%, from R$ 4.886 billion at December 31, 2008, to R$ 2.685 billion on December 31, 2009, is justified by the compensation in 2009 of taxes recorded in 2008.
Non-current assets
Escrow deposits
The increase in escrow deposits of 38.1%, from R$ 1.794 billion at December 31, 2008, to R$ 2.478 billion on December 31, 2009, is justified by the increase in contingencies, mainly tax and labor.
Fair value derivatives
The increase in fair value of derivatives, from R$ 85 million on 31 December 2008 to R$ 1.506 billion on December 31, 2009, refers basically to the mark to market of floating debt swap derivative transactions, called in reais, as a result of the variations in the dollar.
Investments
The increase of 88%, from R$ 2.442 billion at December 31, 2008 to R$ 4.590 billion on December 31, 2009, refers mainly to the increase of holdings in ThyssenKrupp CSA Atlantic Steel.
Fixed assets
The increase in fixed assets of 4.2%, from R$ 110.494 billion at December 31, 2008, to R$ 115.160 billion on December 31, 2009, refers mainly to the acquisition of companies.
Current liabilities
Accounts payable to suppliers and contractors
The decrease in accounts payable to suppliers and contractors of 26.6%, from R$ 5.248 billion at December 31, 2008, to R$ 3.849 billion on December 31, 2009, was basically due to the exchange rate variation.
Portion of liabilities of long-term loans
The increase in the portion of long-term loans under the item liabilites of 235%, from R$ 1.583 billion at December 31, 2008, to R$ 5.305 billion on December 31, 2009, is due to the transfer of long-term to short-term debt installments.

Proposed dividends and interest on capital
The reduction in the proposed dividends and interest on capital account of 40%, from R$ 4.834 billion at December 31, 2008, to R$ 2.907 billion on December 31, 2009, is due mainly to exchange rate variation, since shareholder remuneration is fixed annually in U.S. dollars.
Non-current liabilities
Loans and financing
Provisions for contingencies
The increase in provisions for contingencies of 19.5%, from R$ 7.105 billion at December 31, 2008, to R$ 7.673 billion on December 31, 2009, is due to the increase in labor and tax contingencies.
Fair value of derivatives
The expressive increase in fair value of derivatives, which went from R$ 1.345 billion at December 31, 2008 to R$ 40 million on 31 December 2009, refers basically to the mark to market of floating debt swap derivative transactions called in reais, as a result of the exchange variations in the US dollar.
Stockholders’ equity
Stockholders’ equity remained stable, at R$ 96.275 billion at December 31, 2008, compared to $ 95.737 billion on December 31, 2009. The increase in profit reserves of $ 6.854 billion came from net income capitalization and fundraising with the operation of debt convertible into shares, in part offset by cumulative adjustment of conversion basically stemming from exchange variation of investments.
Position on December 31, 2007 compared with the position at 31 December 2008
When comparing 2007 to 2008, the oscillation of the exchange rate has had significant influence in the balances of the financial statements, mainly due to valuation of 31.9% of the US dollar against the real.
Current assets
Cash and cash equivalents and short-term investments.
The significant increase in balances of cash and cash equivalents of 1,058%, from R$ 2.128 billion at 31 December 2007 to R$ 24.639 billion at December 31, 2008, reflects primarily the funds obtained through Public Offering for the Distribution of Securities in 2008.
Short-term investments.
The amount spent went form zero on 31 December 2007 to R$ 5.394 billion at December 31, 2008, due to increased availability of cash and its application in investments in low risk, fixed income assets, with tenure ranging from 91 and 360 days.
Inventory
The increase in inventory of 33.4%, from R$ 7.258 billion at 31 December 2007 to R$ 9.686 billion at December 31, 2008, refers mainly to the impact of the global crisis in the second half of 2008, causing increased inventories due to lower sales.
Recoverable taxes
The increase in recoverable taxes of 119%, from R$ 2.230 billion at 31 December 2007 to R$ 4.886 billion at December 31, 2008, is justified basically by the recording of tax on net income for future compensation.

Non-current assets
Escrow deposits
The increase in judicial deposits of 107.6%, from R$ 864 million as at 31 December 2007 to R$ 1.794 billion at December 31, 2008, is explained by the increase in contingencies.
Fair value derivatives
The reduction in the fair value of derivatives, going from R$ 1.191 billion at 31 December 2007 to R$ 85 million on 31 December 2008, refers basically to the mark to market of floating debt swap derivative transactions called in reais, as a result of the exchange variations in the US dollar.
Investments
The increase in investments of 30.7%, from R$ 1.869 billion at 31 December 2007 to R$ 2.442 billion at December 31, 2008, refers mainly to the increase of holdings in ThyssenKrupp CSA Atlantic Steel.
Intangibles
The decrease in intangible assets of 25%, from R$ 14.316 billion at 31 December 2007 to R$ 10.727 billion at December 31, 2008, is explained by the write-down of R$ 2.447 billion, due to not-recoverable goodwill recorded on the acquisition of Vale Inco.
Fixed assets
The increase in the fixed asset account of 22.1%, from R$ 90.477 billion at 31 December 2007 to R$ 110.494 billion at December 31, 2008, refers mainly to the expansion of the growth program.
Current liabilities
Accounts payable to suppliers and contractors
The increase in accounts payable to suppliers and contractors of 22.2%, from R$ 4.294 billion at 31 December 2007 to R$ 5.248 billion at December 31, 2008, was basically due to exchange rate variation.
Portion of liabilities of long-term loans
The increase in the portion of long-term loans under the item liabilities of 32.8%, from R$ 2.354 billion at 31 December 2007 to R$ 1.583 billion at December 31, 2008, is due to settlement of debt.
Non-current Liabilities
Loans and financing
The increase in loans and financing of 31.6%, from R$ 32.445 billion at 31 December 2007 to R$ 42.694 billion at December 31, 2008, is basically due to exchange rate variation.
Fair value derivatives
The increase in fair value of derivatives, from R$ 9 million on 31 December 2007 to R$ 1.345 billion at December 31, 2008, refers basically to the mark to mark to market of floating debt swap derivative transactions called in reais, as a result of the exchange variations in the US dollar.
Stockholders’ equity
The increase in stockholders’ equity of 68.8%, from R$ 57.030 billion at 31 December 2007 to R$ 96.275 billion at December 31, 2008, was due mainly to: a global public share offering, R$ 19.434 billion; b) accrual of cumultive conversion of R$ 5.982 billion due to the orientation of the new accounting statement that recommends the accrual of exchange variation of overseas investments and c) appropriation of profit reserve R$ 16.220 billion.

..

10.2) Operating and financial result
a) Results of Vale operations, in particular:
i. Description of important components of revenue
Revenues
Operating revenues totaled R$ 49.812 billion in 2009, falling 31.5% in comparison to 2008, when operating revenue reached a historical record of R$ 72.766 billion.
Individually, the most important products in terms of revenue generation in 2009 were: iron ore, nickel, pellets, railroad transportation of general cargo for third parties, alumina and copper.
OPERATING REVENUE BY PRODUCT

R$ million	2007	%	2008	%	2009	%
Ferrous minerals	30,075	45.3	43,821	60.2	30,212	60.7
Iron ore	22,065	33.3	31,113	42.8	25,234	50.7
Pellet plant operation services	78	0.1	48	0.1	18	0.0
Pellets	6,268	9.4	9,813	13.5	3,869	7.8
Manganese	145	0.2	454	0.6	275	0.6
Ferroalloys	1,225	1.8	1,886	2.6	693	1.4
Others	294	0.4	507	0.7	123	0.2
Non-ferrous minerals	30,945	46.6	22,167	30.5	14,570	29.2
Nickel	19,692	29.7	10,564	14.5	6,457	13.0
Copper	3,832	5.8	3,597	4.9	2,232	4.5
Kaolin	458	0.7	379	0.5	346	0.7
Potash	343	0.5	506	0.7	810	1.6
PGMs	663	1.0	700	1.0	291	0.6
Precious metals	166	0.2	199	0.3	133	0.3
Cobalt	262	0.4	379	0.5	84	0.2
Aluminum	3,077	4.6	2,793	3.8	1,687	3.4
Alumina	2,136	3.2	2,753	3.8	2,337	4.7
Bauxite	316	0.5	297	0.4	193	0.4
Coal	303	0.4	1,094	1.5	1,002	2.0
Logistics services	3,497	5.3	3,666	5.0	2,838	5.7
Railroads	2,879	4.3	3,075	4.2	2,322	4.7
Ports	618	0.9	591	0.8	516	1.0
Others	1,565	2.4	2,018	2.8	1,191	2.4
Total	66,385	100	72,766	100	49,812	100
In 2009, in terms of the geographical distribution of our sales destination, more than half of our operating revenues originated from sales to Asia. China continued to be the main destination of our sales, followed by Brazil, Japan, the United States, Germany and Canada.
OPERATING REVENUE BY DESTINATION

R$ million	2007	%	2008	%	2009	%
North America	11,126	16.8	9,003	12.4	4,138	8.3
USA	7,112	10.7	5,765	7.9	2,264	4.5
Canada	3,626	5.5	2,779	3.8	1,832	3.7
Others	388	0.6	459	0.6	42	0.1
South America	11,522	17.4	13,972	19.2	8,507	17.1
Brazil	9,672	14.6	11,845	16.3	7,758	15.6
Others	1,850	2.8	2,127	2.9	749	1.5

R$ million	2007	%	2008	%	2009	%
Asia	27,520	41.4	29,255	40.2	27,709	55.6
China	11,607	17.5	13,270	18.2	18,379	36.9
Japan	7,522	11.3	8,856	12.2	4,709	9.5
South Korea	2,879	4.3	2,764	3.8	1,783	3.6
Taiwan	3,373	5.1	1,734	2.4	1,365	2.7
Others	2,139	3.2	2,632	3.6	1,474	3.0
Europe	14,272	21.5	17,549	24.1	8,081	16.2
Germany	3,673	5.5	4,667	6.4	2,118	4.3
Belgium	1,342	2.0	1,647	2.3	661	1.3
France	1,470	2.2	1,560	2.1	661	1.3
United Kingdom	2,155	3.2	2,306	3.2	1,103	2.2
Italy	1,223	1.8	1,593	2.2	650	1.3
Others	4,409	6.6	5,776	7.9	2,888	5.8
Rest of the World	1,945	2.9	2,987	4.1	1,377	2.8
Total	66,385	100	72,766	100	49,812	100
i. factors that affected materially operational outcomes
The company’s operating results are affected mainly by (I) demand and prices for our main products and services; and (ii) exchange rates.
Demand and prices
The following table summarizes our average sale price by product for the periods indicated.

	Average sale price
	2007	2008	2009
	(R$/metric, except when designated)
Iron ore	88,32	123,70	111,68
Pellets	153,18	242,11	147,10
Manganese ore	209,13	643,97	293,33
Ferroalloys	2555,16	4978,89	2782,99
Nickel	72948,79	39804,18	29114,28
Copper	12880,74	11633,34	10430,54
Kaolin	381,63	356,59	431,87
Potash	514,53	1086,29	1040,10
Platinum (R$ /oz)	2560,55	2861,12	2142,16
Cobalt (R$ /lb)	47,85	56,98	20,01
Aluminum	5425,43	5155,77	3364,63
Alumina	660,01	640,22	451,70
Bauxite	70,29	76,20	68,12
Coal
Thermal coal	104,68	156,89	132,84
Metallurgical coal	131,26	313,39	230,48

Iron ore and iron ore pellets
Demand for our iron ore and iron ore pellets is a function of global demand for carbon steel. Demand for carbon steel, in turn, is strongly influenced by global industrial production. Iron ore and iron ore pellets have a wide array of quality levels and physical characteristics. Various factors influence price differences among the various types of iron ore, such as the iron content of specific ore deposits, particle size, moisture content, and the type and concentration of contaminants (such as phosphorus, alumina and manganese) in the ore. Fines, lump ore and pellets typically command different prices.
In general, most of our iron ore and pellet sales are made pursuant to long-term supply contracts, with annual price adjustments negotiated between producers and clients. More recently, there is a tendency for an increased flexibility in sales prices of iron ore in the short term, responding more quickly to demand and global supply. In 2009, reference prices for iron ore fines decreased 28.2% and prices for our iron ore pellets were 44.5% lower than in 2008. Carajás iron ore fines were priced at a premium over the 2009 reference price for fines from the Southeastern and Southern Systems.
Chinese iron ore imports in 2009 reached an all-time high figure of 627.8 million metric tons, up 41.6% on a year-on-year basis, driven by steel production growth and the increasing reliance on imported iron ore.
We expect Chinese imports to remain at a high level in 2010 primarily due to strength in the final demand for carbon steel. The increase in capacity utilization rates of the steel industry in Japan, Korea, Brazil and Europe, although somewhat below pre-crisis levels, coupled with very large Chinese import volumes, has produced a dramatic change in the global iron ore market from surplus to excess demand, and these conditions should persist.
Manganese and ferroalloys
The prices of manganese ore and ferroalloys are influenced by trends in the carbon steel market. Ferroalloy prices are also influenced by the prices of the main production inputs, such as manganese ore, energy and coke. Price negotiations for manganese ore are held mainly on a spot or quarterly basis. Ferroalloy prices are settled on a quarterly basis.
Nickel
Nickel is an exchange-traded metal, listed on the London Metal Exchange (LME). It is mainly used to produce stainless steel, corresponding on average to 60-65% of global nickel consumption. Most nickel products are priced according to a discount or premium to the LME price, depending on the nickel product’s physical and technical characteristics. Nickel demand for sources of consumption other than stainless steel production represents approximately 35-40% of global nickel consumption.
We have short-term fixed-volume contracts with customers for the majority of our expected annual nickel sales. These contracts, together with our sales for non-stainless steel applications (alloy steels, high nickel alloys, plating, and batteries) provide stable demand for a significant portion of our annual production. As a result of our focus on such higher-value segments, 60% of our sales were made into non-stainless steel applications, and our average realized nickel prices have typically exceeded LME.
We expect a strong demand for nickel during 2010. Chinese stainless steel production is picking up in 2010 and the same is happening in other major Asian producers, such as Japan, Korea and Taiwan. In North America and Europe utilization rates are increasing moderately. The consumption per capita of stainless steel in rapidly expanding emerging economies is still low and there is high growth potential from other demand sources besides stainless steel. Nickel demand for plating is expanding as a consequence of the recovery of the automobile industry. At the same time, there is also demand growth for non-stainless steel applications originating from turbines for power generation, and the electronics and rechargeable batteries industries.
Aluminum
Our sales of aluminum are made at prices based on prices on the LME or the New York Mercantile Exchange (NYMEX) at the time of delivery. Our prices for bauxite and alumina are determined by a formula linked to the price of aluminum for three-month futures contracts on the LME and to the price of alumina FOB Australia.

Copper
Growth in copper demand in recent years has been driven primarily by Chinese imports. Copper prices are determined on the basis of prices of copper metal on terminal markets, such as the LME and the Commodity Exchange (COMEX). In the case of intermediate products, prices are determined on the basis of LME copper prices discounted by treatment charges, in the case of copper concentrate, and refining charges, in the case of copper anode.
As the global economic recovery is broadening and strengthening, copper consumption is expanding at a brisk pace. In the face of the structural limitations to the supply growth of concentrates, there is fundamental support for the persistence of a relatively high price level.
Coal
Demand for metallurgical coal is driven by demand for steel, especially in Asia. Demand for thermal coal is closely related to electricity consumption, which will continue to be driven by global economic growth, particularly from emerging market economies. Price negotiations for metallurgical coal are mainly held on an annual basis. Price negotiations for thermal coal are held both on a spot and annual basis.
Logistics
Demand for our transportation services in Brazil is primarily driven by Brazilian economic growth, mainly in the agricultural and steel sectors. We earn our logistics revenues primarily from fees charged to customers for the transportation of cargo via our railroads, port and ships. Our railways generate most of these revenues. Nearly all of our logistics revenues are denominated in Brazilian reais and subject to adjustments for changes in fuel prices. Prices in the Brazilian market for railroad services are subject to ceilings set by the Brazilian regulatory authorities (ANTT), but they primarily reflect competition with the trucking industry.
Exchange rates
The impact of exchange rate variations on our operating results is described in item “10.2 (b)”.
Variations in revenue attributable to changes in prices, exchange rates, inflation, changes of volumes and introduction of new products and services
A decline in the value of the US dollar tends to result in: lower operating margins and higher financial results due to exchange gains on our net US dollar-denominated liabilities and fair value gains on our currency derivatives.
Most of our revenues are denominated in US dollars, while most of our costs of goods sold are denominated in other currencies, principally the Brazilian real (62% in 2009) and the US dollar (17% in 2009). As a result, changes in exchange rates affect our operating margins.
Most of our long-term debt is denominated in US dollars. Because our functional currency is the Brazilian real, changes in the value of the US dollar against the Brazilian real result in exchange gains or losses on our net liabilities in our financial results.
In December 31, 2009, we had real-denominated debt of R$ 13.300 billion. Since most of our revenue is in US dollars, we use derivatives to convert our debt service from Brazilian reais to US dollars. As a consequence of the appreciation of the real in relation to the US dollar10, exchange rate and monetary variation caused a net positive impact on net income of R$ 1.580 billion in 2009. The net result of the currency and interest rate swaps, structured mainly to convert the Brazilian real-denominated debt into US dollar to protect our cash flow from currency price volatility, produced a positive effect of R$ 3.118 billion in 2009, of which R$ 463 million generated a positive impact on the cash flow.
Variations in the rates of inflation
Our recipes are not significantly affected by inflation rates.

[10]	From the beginning to the end of the year the Brazilian real appreciated 34.2% against the US dollar.

Changes attributable to changes in prices, volume changes and introduction of new products and services
Our operating income is directly impacted by changes in prices of our products and services, as well as changes in volumes sold, as commented in the item “10.2 (a) (ii)” this Reference Form.
The coal segment has the following effects on our results: contribution to net income of R$ 1,002 million, R$ 1,093 million and R$ 303 million in 2009, 2008 and 2007, respectively, and to costs R$ 872 million, R$ 527 million and R$ 366 million in 2009, 2008 and 2007, respectively. Other operations did not have a relevant impact on the results of the Company.
c. Impact of inflation, price variations of main inputs and products, exchange rate and interest rate on operating profit and the issuer’s financial result
For comments on the impact of inflation, the price variations of main products and exchange rates, see “10. item 2 (b)” this Reference Form.
We are exposed to the risk of interest rates for loans and financings. Debt tied to interest rate in USD consists mainly of loans, including export prepayment operations, loans from commercial banks and multilateral organizations. In general, these debts are indexed to LIBOR (London Interbank Offered Rate). The natural hedge between North American interest rate fluctuations and prices of metals mitigates the volatility of Vale’s cash flow.
In the case of a disequilibrium in this natural hedge, Vale analyzes the contracting of financial instruments for the protection desired. The floating rate of our debt expressed in reais includes debentures, loans obtained with the BNDES, fixed assets and financing for the purchase of services in the Brazilian market. The interest on these obligations is tied primarily to CDI (Interbank Deposit certificate), the reference interest rate in the interbank market in Brazil and the TJLP (long-term interest rate). About 30% of the debt is denominated in reais and is linked to a floating interest rate, the remaining 70% is denominated in other currencies.
Energy costs are an important component of our cost of production and represent 16.4% of our total cost of products sold in 2009. Increases in the price of oil and gas negatively impact our logistics, pellets, nickel, mining and alumina businesses,. Electricity costs represented 6.3% of the total cost of products sold in 2009.
10.3 Relevant effects on Financial statements
The relevant effects occurred in coal segment which contributed in net revenues with R$ 1,002 million, R$ 1,093 million and R$ 303 million in 2009, 2008 and 2007 respectively and cost R$ 872 million, R$ 527 million and R$ 366 million in 2009, 2008 and 2007, respectively. Other operations did not cause relevant impacts on the results of the company.
Vale does not provide guidance in the form of quantitative forecasts regarding its future financial performance. The company seeks to disclose as much information as possible about its vision of the different markets where it operates, its strategies and implementation in order to give participants in the capital market a sound basis for the formation of expectations about its performance in the medium and long term.
a. introduction or disposal of operating segment
Over the past three financial years there was no introduction or disposal of any operating segment, with the exception of coal, which contributed 0.4%, 1.5% and 2.0% of revenues by product in 2007, 2008 and 2009 respectively.

b. constitution, acquisition or divestiture of shareholdings
Events following the statements as at December 31, 2009
There was no significant impact on the statements or on Vale’s 2009 year end figures as a result of the events described herein.
Acquisition of fertilizer assets
In January 2010, Vale initiated negotiations to acquire 100% of Bunge Participações e Investimentos S.A. (BPI) which owns fertilizer assets and investments in Brazil for US$ 3.8 billion from Bunge Fertilizantes S.A. and Bunge Brasil Holdings B.V., subsidiaries of Bunge Ltd. BPI’s asset portfolio consists of: (a) phosphate rock mines and phosphate processing plants; (b) direct and indirect holdings in 42.3% of the total capital held by Fertilizantes Fosfatados S.A. — Fosfertil (Fosfertil) — a listed company on the BM&F Bovespa. Of the US$ 3.8 billion, US$ 1.65 billion will go towards the phosphate-rock mines and phosphate assets belonging to BPI and the remaining US$ 2.15 billion are for the Fosfertil shares held directly or indirectly by BPI.
As part of the BPI acquisition process Vale entered into options contracts with Fertilizantes Heringer S.A. (Heringer), Fertilizantes do Paraná Ltda. (Fertipar), Yara Brasil Fertilizantes S.A. (Yara) and The Mosaic Company (Mosaic) which allow us to purchase Fosfertil shares for US$ 12.0185 per share, subject to certain conditions including the successful conclusion of the BPI acquisition.
Once Vale has successfully acquired the direct and indirect holdings of BPI, Heringer, Fertipar, Yara and Mosaic then Vale will hold a 78.90% stake in Fosfertil, which corresponds to 99.81% of the common shares and 68.24% of the preferred shares for an aggregate price of US$ 4.007 billion. The total price to be paid for the acquisition of 78.90% of Fosfertil and for the phosphate rock mine and phosphate processing plant will be US$ 5.65 billion.
Once this acquisition is concluded, Vale will launch a mandatory tender offer to buy the remaining ordinary shares held by the minority shareholders of Fosfertil, equating to 0.19% of the total, at the same price per share agreed with BPI and the other parties in the option contract.
Valesul assets sale
In January 2010, our wholly owned subsidiary Valesul Alumínio S.A. (Valesul) agreed to the sale of its aluminum assets for US$ 31.2 million. The Valesul assets included in the deal, located in the state of Rio de Janeiro, consist of: anode, reduction and foundry factory, industrial service areas and administration and inventory.
Mains acquisitions
2009
Iron ore assets in Corumbá
In September 2009, Vale concluded the acquisition of the open pit iron ore mining exploration operations in Corumbá, Brazil along with associated logistics infrastructure for US$ 750 million (equivalent to R$ 1.473 billion11) from Rio Tinto Plc. The Corumbá iron ore mine is a world class asset, defined by its high iron content, with lump reserves. The logistics assets support 70% of the operation’s transport needs. The purchase of the Corumbá assets is subject to Federal Government approval.
Potash deposits in Argentina and Canada
In January 2009, Vale purchased the Rio Colorado project in the Mendoza and Neuquén provinces in Argentina and the Regina project in the Saskatchewan province in Canada from Rio Tinto for US$ 850 million (equivalent to R$ 1.995 billion9). The Rio Colorado project includes the development of a mine with a nominal initial capacity of 2.4 Mtpy of potash, with potential for expansion up to 4.35 Mtpy. The project also includes 350 km of railway connections, port facilities and a power plant. The Regina project is still in its exploration phase, with a potential annual production in the order of 2.8 Mt of potash. The current local infrastructure will allow for the final product to be transported to Vancouver, allowing access to the expanding markets in Asia.

[11]	Value converted by the R$/US$ exchange rate at the date of disbursement.

Copper exploration assets in the African copper belt
In the first quarter of 2009 Vale purchased a 50% stake in a joint venture with African Rainbow Minerals Limited for the future development of TEAL Exploration & Mining Incorporated (TEAL) assets for the sum of US$ 60 million (equivalent to R$ 139 million12) thus expanding the strategic options for growth in the African copper market.
TEAL has two copper projects in the African copper belt already at the viable / approval stage. Together these projects may represent over the next few years a nominal production capacity of 65,000 metric tons of copper per year as well as an extensive and highly promising portfolio of copper exploration assets.
Coal assets in Colombia
In the first quarter of 2009 Vale concluded its acquisition of 100% of the coal exploration assets from Cementos Argos S.A. (Argos) in Colombia for US$ 306 million (equivalent to R$ 695 million10). The assets acquired are: El Hatillo coal mine, located in the Cesar department; Cerro Largo, a coal deposit under exploration; a minority stake in the Fenoco consortium that owns the concession and operation of the railroad linking the coal operations to the SPRC port; and 100% of the port’s concession.
Increased holdings in TKCSA
In the third quarter of 2009, Vale agreed with ThyssenKrupp Steel AG to increase our holdings in ThyssenKrupp CSA Siderúrgica do Atlântico Ltda. (TKCSA) from the current 10% to 26.87% by a capital injection of € 965 million (equivalent to R$ 2.532 billion10). By the end of 2008, Vale’s contributions to TKCSA amounted to US$ 478 million (equivalent to R$ 930 million13). TKCSA is building an integrated steel slab plant, with a nominal capacity of 5 million metric tons of steel slab per year in the state of Rio de Janeiro. Production is scheduled to commence in the first semester of 2010. As a strategic partner of ThyssenKrupp, Vale is the exclusive supplier of iron ore to TKCSA.
2008
Mining rights in Minas Gerais
In the second quarter of 2008 Vale purchased the iron ore exploration rights from Mineração Apolo, located in the municipalities of Rio Acima and Caeté, in Minas Gerais. The total cost of the acquisition, that increased Vale’s estimated resources in 1.1 billion metric tons of iron ore, was US$ 154.3 million (equivalent to R$ 255.8 million14), whereby US$ 9.3 million (equivalent to R$ 15.4 million13) were paid as a call option in May 2005 and US$ 145 million (equivalent to R$ 240.4 million13) in 2008.
2007
Conclusion of the Inco acquisition
In January 2007, Vale completed its acquisition of Inco (currently known as Vale Inco) thus increasing its holdings from 87.73% to 100%, and making the final acquisition payment of US$ 2.053 billion (R$ 4.0 billion15).

[12]	Value converted by the R$/US$ exchange rate at the date of disbursement.

[13]	Value converted at the exchange rate R$ /US$ at the date of each disbursement.

[14]	Value converted by the R$/US$ exchange rate on 5/5/2008, date of the acquisition disclosure.

[15]	Value converted by the R$/US$ exchange rate at the date of disbursement.

Acquisition of AMCI Holdings Australia Pty
In April 2007, Vale paid US$ 656 million (equivalent to R$ 1.328 billion13) for 100% of AMCI Holdings Australia Pty (now known as Vale Australia). Vale Australia has coal operations and exploration projects in Australia.
Acquisition of the remaining holdings in MBR
In May 2007, Vale increased its holdings in the subsidiary Minerações Brasileiras Reunidas S.A.- MBR (MBR), which owns some of the best iron ore assets in the world. The direct holdings in MBR is 49%. The other 51% belong to Empreendimentos Brasileiros de Mineração S.A. — EBM (EBM). Prior to May 2007, we held 80% of the capital for EBM. With the aim of increasing our holdings in MBR, we acquired additional holdings in EBM’s equity, equivalent to 6.25% and signed usufruct agreement, which gives Vale effective ownership of the remaining 13.75% capital in EBM for the next 30 years. We paid US$ 231 million (R$ 467 million13) for the share acquisition. The usufruct contract involved a down payment of US$ 61 million (R$ 116 million13) in January 2008 and a commitment to pay the remainder in 29 annual payments of US$ 48 million (R$ 93 million13). The increase of our holdings in MBR will allow us to leverage synergies and increase our exposure in the iron ore market.
Norte-Sul Railroad Concession
In October 2007, we won the auction for the commercial operation of a 720km stretch of the Norte-Sul (North-South) railroad in Brazil. Part of this network (225km) is already in operation and the remaining segments should be ready at the end of 2008 and beginning of 2009. We will pay in the region of R$ 1.478 billion for the right to operate this segment for a period of 30 years. In December 2007, we paid the first installment, a sum of R$ 739 million which is equivalent to 50% of the total price of the sub-concession, and in May 2009 we paid the second installment of R$ 462 million.
Main disposal of investments and sale of assets
In accordance with our strategy, we continue to reduce our holdings in non-essential assets. The following is a summary of the main disposals and sales of assets in the three-year period.
2009
Usiminas
In the second quarter of 2009, Vale sold its 2.93% share in Usiminas for R$ 595 million.
PTI
Vale sold, through the bookbuilding process, 205,680,000 of its shares in the subsidiary PTI, equivalent to 2.07% of the PTI shares in circulation, for IDR 925.6 billion equivalent to US$ 91.4 million (equivalent to R$ 171 million16).
Sale of forest assets to Suzano
In July 2009, Vale entered into an agreement with Suzano Papel e Celulose which involved Vale supplying reforested wood from and the sale of forest assets, totaling 84,700 hectares and including areas of eucalyptus forest preservation located in the southwest of Maranhão. The agreed sum for this deal was R$ 235 million.
Sale of nickel assets
In the last quarter of 2009 Vale sold downstream non-strategic assets: Jinco Nonferrous Metals Co. (US$ 6.5 million — R$ 11 million14), International Metals Reclamation Company (US$ 34 million — R$ 59 million14). These companies produced very specific and low profit nickel products.

[16]	Value converted by the R$/US$ exchange rate at the date of disbursement.

2008
Jubilee Mines
In the first quarter of 2008, Vale sold its minority holdings in Jubilee Mines, a nickel producer in Australia, for US$ 130 million (R$ 232 million14).
2007
Lion Ore
In July 2007 Vale sold its minority holdings in Lion Ore Mining International, a Canadian company operating in the nickel market for US$ 105 million (R$ 197 million14).
Log-In
In June 2007, Vale held an IPO for the ordinary shares in Log-In Logística Intermodal S.A. (Log-In), formerly a wholly-owned subsidiary in the logistics segment. Vale currently holds 31.3% of the equity and of the voting shares in Log-In and has an agreement with Mitsui & Co. regarding the appointment of board members. Log-In provides container logistics services.
Usiminas
In the first half of 2007, Vale sold part of its holdings in Usiminas, a publicly traded steel manufacturer in a public offering for a total of US$ 728 million (R$ 1.475 billion17). We maintained a holding of 2.9% in Usiminas’ equity and continue to take part in the shareholders agreement, but in the 2Q09 as mentioned before we sold our shares.
c. unusual transactions or events
Over the past three financial years there were no unusual transactions or events.
10.4 Changes in accounting practices
a. Significant changes in accounting practices
There were no qualifications or points in the independent auditor’s reports relating to the financial statements of 2007, 2008 and 2009. There were no significant changes in accounting practices, except for Law 11,638, December 28, 2007, amended by Medida Provisória (MP) nº. 449, of December 4, 2008, later converted into Law 11,941, May 27, 2009, that changed and introduced new provisions to Corporate Law. Such legislation had as its main objective to upgrade the Brazilian Corporate Law to enable the convergence of accounting practices adopted in Brazil with those contained in international accounting standards that are issued by the International Accounting Standards Board — IASB. As permitted by CVM Resolution No. 565, for the first time Vale adopted in full without qualifications the provisions of Law No. 11,638 and Provisional Measure No. 449 for the year ended December 31, 2008. The financial statements of 2007, presented jointly with those of 2008, were prepared in accordance with accounting practices adopted in Brazil and in force until December 31, 2007, as permitted by the technical pronouncement CPC 13.
As part of this alignment with international practices, the Accounting Standards Committee (CPC) issued 15 orders in December 2008, ratified by the CVM with effect from the start of 2008.

[17]	Value converted by the R$/US$ exchange rate at the date of disbursement.

The effects on net income and net equity of the adoption of new accounting practices are as follows:

		Stockholders’
R$ million	Net income	equity
Balance in the financial statements prior to adoption	29,708	98,553
CPC 01 - Reduction in the recoverable value of assets (a)	-2,447	-2,447
CPC 02 - Conversion of Financial Statements (b)	-5,982	—
CPC 08 - Transactions cost and premiums on issue of securities (c)	—	161
CPC 14 - Financial Instruments (d)	—	8
Balance per financial statements as at December 31, 2008	21,279	96,275

(a)
On November 1, 2007 the CVM released Resolution nº. 527 approving the accounting pronouncement CPC 01, that deals with the reduction in the recoverable value of assets, to be applied from the year ended December 2008. In accordance with this pronouncement asset values must be reviewed to ensure carrying values are recoverable. The other pronouncements had been already adopted by the Company and had no impact.

The performance of this review resulted in a loss of R$ 2.447 billion due to the reduction of the goodwill value associated with the nickel business, that was recognized in the period.

(b)
On January 29, 2008, CVM issued Resolution No. 534 approving technical pronouncement CPC 02 of the Accounting Pronouncements Committee, which addresses the effects of changes in exchange rates and re-measurement of financial statements. Accordingly, the effects of exchange rate fluctuations on foreign investments with a different functional currency to the parent company, must not affect the net income for the year ended 2008. The effects must be recognized directly in a transient account of stockholders ´ equity, named Cumulative Translation Adjustment. Vale made adjustments related to new practices for the fourth quarter of 2008. The effects are disclosed in the Balance Sheet and Income Statement in the column of new practices and had a negative impact for the company’s result represented by a loss of R$ 5.982 billion, mostly relating to exchange variations in the subsidiary Vale Inco.

(c)
On November 12, 2008 the CVM issued Resolution nº 556 approving technical pronouncement CPC 08 of the Accounting Pronouncements Committee, that addresses the accounting for transaction costs and premiums on issue of securities. According to it, the costs related to the funding of equity must be accounted for in a determined account at the stockholder’s equity.

(d)
On December 17, 2008, CVM issued Resolution nº 566 approving the technical pronouncement CPC 14 of the Accounting Pronouncements Committee, which addresses the recognition, measurement and disclose of Financial Instruments. This figure represents the fair value adjustment of available for sale.

c. Qualifications and points present in auditor’s report
There were no qualifications or points relating to financial statements for 2007, 2008 and 2009.
10.5 Critical accounting policies
The following criteria refer to the critical accounting practices adopted and are reflected in the consolidated financial statements.
An accounting practice is considered critical when it is important and relevant to the financial situation and the results of operations and requires significant estimates and judgment calls by the management at Vale. The summary of significant accounting policies can be found in Explanatory Note 6 of the financial statements.

Mineral reserves and mines’ life expectancy
Estimates of proven and probable reserves are regularly evaluated and updated. The proven and probable reserves are determined using generally accepted estimation techniques. The calculation of reserves requires Vale to make assumptions on future conditions that are extremely uncertain, including future ore prices, exchange rates, rates of inflation, mining technology, availability of licenses and production costs. Changes in some of these assumptions may have significant impact on recorded proven and probable reserves.
The estimate of the volume of mineral reserves is based on the calculation of the extent of the exhaustion of the respective mines and their estimated life expectancy is an important factor to consider when quantifying the provision for the mines’ environmental rehabilitation when calculating fixed asset write-downs. Any changes in the estimates for the reserve volume of the mines, and the useful life of assets attached to them may have a significant impact on depreciation charges, exhaustion and amortization, recognized in financial statements as cost of goods sold. Changes in the estimated life expectancy of the mines could cause significant impact on estimates of provisions for environmental costs and the recovery at the time of the write-down of the fixed assets.
Environmental costs and recovery of degraded areas
Expenditures relating to ongoing compliance with environmental regulations are charged against earnings or capitalized as appropriate. These ongoing programs are designed to minimize the environmental impact of our activities.
Vale acknowledged a liability in line with market value for asset retirement obligation in the period in which they are incurred, if a reasonable estimate can be made. Vale believes the accounting estimates related to land reclamation and closure costs of a mine are a critical accounting policy because: (a) we will not incur the majority of these costs for several years. This requires long-term estimates (b) laws and regulations surrounding closure and restoration may change in the future or circumstances that affect our operations may change, and in any case can significantly deviate from current plans, and (c) calculating the market value of the liability for asset retirement requires that we make assumptions to project cash flows, as well as estimates of inflation rates, to determine the rate of interest on risk-free credit and determine premiums for market risks applicable to operations.
Our Environmental Department developed a guide, which defines the rules and procedures that should be used to evaluate our asset retirement obligations. The future costs of retirement of all of our mines and sites are reviewed annually, considering the actual stage of exhaustion and the projected exhaustion date of each mine and site. The future estimated retirement costs are discounted to present value using a credit-adjusted risk-free interest rate.
Income tax
Determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance to be recorded against our net deferred tax assets requires significant management judgment, estimates and assumptions about matters that are highly uncertain. For each income tax asset, we evaluate the likelihood of whether some portion or the entire asset will not be realized. The provision made in relation to accumulated tax losses carryforward depends on our assessment of the probability of generation of future taxable profits within the legal entity in which the related deferred tax asset is recorded based on our production and sales plans, selling prices, operating costs, environmental costs, group restructuring plans for subsidiaries and site reclamation costs and planned capital costs.
Vale acknowledges an allowance for loss where it is believed that tax credits will not be fully recoverable in the future.
Contingencies
Contingent liabilities are recorded and published, unless the possibility of loss is considered remote by legal advisors. The contingencies, net of legal deposits, can be found in the notes in the financial statements.

The recording of contingencies for a particular liability on the date of the financial statements is made when a value can be reasonably estimated for loss. As is their nature contingencies will be resolved when one or more future events occur or fail to occur. Typically, the occurrence of such events does not depend on our actions, which hinders the generation of precise estimates about the exact date on which such events will occur. Assessing such liabilities, particularly in the volatile Brazilian legal environment, involves relying on significant estimates by management regarding the results of these future events.
Employee post-retirement benefits
Vale’s Brazilian workers, and the majority of Brazilian workers in our subsidiaries, participate in supplementary social security plans administered by Fundação Vale do Rio Doce de Seguridade Social — Valia. Valia, sponsored by Vale and these subsidiaries, is a complementary pension fund foundation, a non-profit organization, that has financial and administrative autonomy. Most participants in plans maintained by Valia are members of a “new plan” called “Vale Mais” implemented by Valia in May 2000. In general, it is a defined contribution plan with a defined benefit feature relating to services rendered prior to May 2000 and another product of defined benefit in events hedging as temporary or permanent disability and death. Valia still retains the “old plan” which is a defined benefit plan with benefits based on length of service, salary and pension benefits. This plan includes the retired participants and their beneficiaries, as well as a few employees who refused to migrate from the previous plan to “Vale Mais” when it was created in May 2000. Employees of Albras, Alunorte, MBR and CADAM participate in different pension funds maintained by Bradesco Vida e Previdência S.A..
Vale Inco sponsors defined benefit pension funds, primarily in Canada, the United States, the United Kingdom and Indonesia.
Each of the jurisdictions in which the plans are offered have their own legislation which, besides other statutory requirements, determine the minimum contributions to be made to the plans, in order to offset their potential liabilities, calculated in accordance with local laws. Effective as of January 1, 2009, the defined benefit plan for employees that are non-unionized in Canada has been closed to new participants, and from February 1, 2009, the defined benefit plan in Indonesia has been closed to new participants. A defined contribution plan will be offered to new employees from 1 July 2009. The current employees can leave the defined benefit plan and move to the defined contribution plan as of January 1, 2010. The current employees will leave the defined benefit plan and move to the defined contribution plan as of January 1, 2010. Vale Inco Newfoundland and Labrador Limited, a subsidiary of Vale Inco, has a defined contribution plan. In addition, Vale Inco plans to offer additional retirement benefits to qualified employees.
Conversion of foreign currency transactions
The assets and liabilities held in foreign currencies are converted at the market exchange rate on the date of the financial statements, for example US$ 1.00 is equivalent to R$ 1.7412 on December 31, 2009 (US$ 1.00 equivalent to R$ 2.3370 on December 31, 2008 and R$ 1.7713 on December 31, 2007).
Revenue from sales, costs and expenses recorded in foreign currencies are translated at the average rate for the month of their occurrence.
Impairment of goodwill
At least annually Vale tests the recoverability of indefinite intangible assets that are mainly constituted of goodwill from expectative on future results from business combination. This process involves reviewing all estimates for price, demand, interest rates, costs and etc. used to calculate the discounted cash flow of each of the main cash-generating units, used as a parameter to measure recoverability of goodwill and assets related to these cash-generating units. The recoverability of assets based on discounted cash flow depends on various estimates, which are influenced by market conditions at the time that recoverability is tested and thus cannot determine if further loss of recoverability will occur in the future. In 2009 there was no recorded loss and in 2008 a loss was recorded for non-recoverability to the amount of R$ 2.447 billion.

10.6 Internal controls
a. efficiency of such controls, and any flaws and steps taken to correct them
Our management is responsible for establishing and maintaining adequate internal control over financial through a process designed to provide reasonable comfort for the reliability of financial reporting and the preparation of financial statements.
Management established a process for evaluating internal controls by applying a methodology for process mapping and risk assessment and identification of controls applied to mitigate the risks affecting Vale’s ability to initiate, authorize, record, process and publish relevant information in financial statements.
At year-end no shortcomings in the implementation of relevant controls were identified in the tests run by management. During the financial year, any identified shortcomings in the implementation of controls are corrected by implementing action plans that guarantee their effectiveness at year-end.
The independent auditors did not identify any deficiencies in their report or provide any further recommendations concerning the effectiveness of Vale’s internal controls.
b. weaknesses and recommendations on internal controls present in the report of the independent auditor
No deficiencies or recommendations were submitted by the independent auditors in their report about the effectiveness of internal controls adopted by Valley.
10.7 Public offerings for distribution of securities
a. how resources resulting from the offering were used
2009
Public offering of US$ 942 million in mandatorily convertible notes due in 2012
On July 7 2009, Vale announced an offering of US$ 942 million (US$ 1.858 billion18) in mandatorily convertible notes due in 2012 (Series VALE-2012 and Series VALE.P-2012) through its subsidiary Vale Capital II.
Notes from Series VALE-2012 and VALE.P-2012 bearing interest of 6.75% per year, payable quarterly. On reaching maturity on June 15, 2012, or before if certain events occur, notes from Series VALE-2012 will be compulsorily exchanged for ADSs, each representing one common share or preferred class A share issued by Vale. Additional remuneration will be paid based on the net amount of cash distributions paid to holders of ADSs.
The ADSs, together, represent an amount of up to 18,415,859 shares and 47,284,800 Class A preferred shares issued by Vale, which Vale currently holds as treasury stock.
Vale used the net proceeds of these offerings for general corporate purposes.
Global offering of $1 billion in bonds maturing in 2019
On September 8, 2009 Vale issued $1 billion (R$ 1.8 billion16) in bonds maturing in ten years time, through its wholly-owned subsidiary Vale Overseas Limited (Vale Overseas).
The notes will mature in September 2019, bearing interest of 5 5/8% per year, payable semi-annually, at a price of 99.232% of the principal amount. The bonds were priced with a spread of 225 basis points over US Treasury, resulting in a yield to maturity of 5.727%.

[18]	Value converted by the R$/US$ Exchange rate on the date of the operation.

Vale used the net proceeds of these offerings for general corporate purposes.
Global offering of $1 billion in bonds maturing in 2039
On November 3, 2009, Vale offered US$1 billion (R$ 1.7 billion16) offering of 30-year notes through its wholly-owned subsidiary Vale Overseas Limited.
The notes will mature in November 2039, bearing interest of 6.875% per year, payable semi-annually, at a price of 98.564% of the principal amount. These notes were priced with a spread of 265 basis points over US Treasury, resulting in a yield to maturity of 6.99%.
As published, Vale will use the net proceeds of these offerings for general corporate purposes.
2008
Global public primary offering
On July 17, 2008, Vale priced a global primary public offering of 256,926,766 common shares and 189,063,218 preferred shares, all registered and with no par value issued by Vale, including ADSs, represented by American Depositary Receipts (ADRs), at a value of R$ 46.28 per common share and US$ 29.00 or € 18.25 per common ADS, and R$ 39.90 per class A preferred share and US$ 25.00 or € 15.74 per preferential ADS, totaling an amount of R$ 19.434 billion.
Vale used the net proceeds of this offering for general corporate purposes, which may include the financing of its organic growth program, strategic acquisitions and increased financial flexibility, as published at the time.
2007
Offering of $ 1.88 billion in mandatorily convertible notes due in 2010
On June 19, 2007, Vale made an offering at a value of US$ 1.88 billion (R$ 3.601 billion19) of mandatorily convertible notes (Series RIO and Series RIO P) maturing in 2010 through its wholly-owned indirect subsidiary Vale Capital.
The notes are due in 2010. Series RIO (Notes from Series RIO) and Series RIO P (Notes from Series RIO P) and will bear interest of 5.50% per year, payable quarterly. At their maturity on June 15, 2010, or upon certain events, the Series RIO and RIO P will be mandatorily converted to ADSs, each representing one preferred class A share of Vale. Additional interest will be paid based on the net amount of cash distributions paid to holders of ADSs.
Vale used the net proceeds of this offering for general corporate matters as published in the prospectus.

[19]	Value converted by the R$/US$ Exchange rate on the date of the operation.

b. If there are relevant differences between the effective application of resources and the proposals for implementation disclosed in prospectuses for said distribution
None.
c. If there were deviations, the reasons for such deviations
None.
10.8 Significant items not included in the balance sheet and their effects on the consolidated financial statements
a. assets and liabilities held by Vale, directly or indirectly, that do not appear on its balance sheet (off-balance sheet items)
Guarantees offered by Vale on behalf of Vale Inco New Caledonia
In December of 2004, Vale Inco provided certain guarantees on behalf of Vale Inco New Caledonia (VINC) pursuant to which it was guaranteed payments due from VINC of up to a maximum amount of R$ 174 million (US$ 100 million) in connection with an indemnity, guarantees offered by BNP Paribas. The Company also provided an additional guarantee covering the payments due from VINC of (a) amounts exceeding the Maximum Amount in connection with the indemnity and (b) other amounts payable by VINC under a lease agreement covering certain assets.
During the second quarter two new bank guarantees totaling R$ 108 million (€ 43 million) were established by the Company on behalf of VINC in favor of the South Province of New Caledonia in order to guarantee the performance of VINC with respect to certain environmental obligations in relation to the metallurgical plant and the Kwe West residue storage facility.
Vale provided a guarantee covering certain termination payments due from VINC (Vale Inco New Caledonia) to the supplier under an electricity supply agreement (“ESA”) entered into in October 2004 for the VINC project. The amount of the termination payments guaranteed depends upon a number of factors, including whether any termination of the ESA is a result of a default by VINC and the date on which an early termination of the ESA were to occur. If VINC defaults under the ESA prior to the anticipated start date for supply of electricity to the project, the termination payment, which currently is at its maximum, would be R$ 364 million (€ 145 million). Once the supply of electricity under the ESA to the project begins, the guaranteed amounts will decrease over the life of the ESA.
Stock options for the sale of VINC shares
Sumic Nickel Netherlands B.V., a 21% shareholder of VINC, has a put option to sell to Vale 25%, 50%, or 100% of the shares they own of VINC. The put option can be exercised if the defined cost of the nickel-cobalt development project, as measured by VINC’s financing in local currency converted by US dollar at specific exchange rate, exceeds the agreed value with the shareholders and an agreement cannot be reached on how to proceed with the project.
Guarantees provided by Vale Inco Newfoundland and Labrador Limited
In February 2009, Vale Inco Newfoundland and Labrador Limited (“VINL”), Vale’s subsidiary, entered into a fourth amendment to the Voisey’s Bay Development agreement with the Government of Newfoundland and Labrador Canada, which permits VINL to ship up to 55,000 metric tones of nickel concentrate from the Voisey’s Bay area mines. As part of the agreement, VINL agreed to provide the Government of Newfoundland and Labrador financial assurance in the form of letters of credit each in the amount of R$ 27 million (CAD$ 16 million) for each shipment of nickel concentrate shipped out of the province from January 1, 2009 to August 31, 2009. The maximum amount of this financial assurance is R$ 186 million (CAD$ 112 million) based on seventh shipment of nickel concentrate. As at December 31, 2009, all letters of credit had been issued, remaining R$ 102 million (CAD$ 61.6 million) opened.

Shareholder Debentures
At the time of our privatization in 1997, Vale issued debentures to its then-existing stockholders, including the Brazilian Government. The terms of the debentures, were set to ensure that the pre-privatization stockholders, including the Brazilian Government would participate in possible future financial benefits that could be obtained from exploiting certain mineral resources.
Vale has 388,559,056 Debentures were issued at a par value of R$ 0.01 (one cent), whose value will be restated in accordance with the variation in the General Market Price Index (IGP-M), as set forth in the Issue Deed.
The debentures holders has the right to receive premiums, paid semiannually, corresponding to a percentage of net revenues from specific mine resources as set forth in the indenture.
Operational leasings
Concessions, sub-concessions and leasings of our subsidiaries are treated for accounting purposes as operational leases and have the following characteristics:

Characteristics	FNS		FCA	MRS
1) Total installments	3		112	118
2) Frequency of payment	(*	)	Quarterly	Quarterly
3) Correction index	IGP-DI FGV		IGP-DI FGV	IGP-DI FGV
4) Total installment paid	2		47	50
5) Current value of installment (R$ million)
Concession	—		2	3
Leasing	—		29	49
Subconcession	496		—	—

(*)	according to the delivery of each stretch of railroad.
b. other items not shown in the financial statements
There are other items not shown in Vale’s financial statements other than those previously reported.
INVESTMENTS20
In 2009 investments, excluding acquisitions, reached R$ 17.977 billion with R$ 11.658 billion allocated to project development, R$ 2.015 billion in R&D and R$ 4.302 billion in maintenance of ongoing operations. Investments in corporate social responsibility amounted to R$ 1.558 billion, with R$ 1.157 billion allocated to environmental protection and R$ 401 million in social projects.
Investments in acquisitions came to R$ 7.448 billion in 2009. The main acquisitions are detailed in the section Disposals, Incorporations or Acquisition of Equity Interest.

[20]	Budget investment prepared in US dollars, however we use the average exchange rate for the period for conversion.

In 2008 we had investments in the order of R$ 18.961 billion, of which R$ 11.865 billion went to organic growth, made up of R$ 6.457 billion in projects and R$ 1.953 billion in R&D, while R$ 4.910 billion was invested in maintenance of ongoing operations.
During 2007 Vale made investments of R$ 21.439 billion, of which R$ 10.566 billion went to organic growth, made up of R$ 9.122 billion in projects and R$ 1.444 billion in R&D, while R$ 4.290 billion was invested in stay in business and R$ 6.583 billion in acquisitions.
We used cash from operations and also issued securities to cover the cost of our investments.

		Description of main projects
		Carried out			Budget[21]
		R$ million
Área	Project	2007	2008	2009	2010	Total	Status
Ferrous Minerals / Logistics	Carajás - additional 30 Mtpy	144	919	766	825	4,257	This project will add 30 Mtpy to current capacity. It comprises investments in the installation of a new plant, composed of primary crushing, processing and classification units and significant investments in logistics. Start-up planned for 1H12, depending on concession of environmental licenses.

	Carajás Serra Sul (mine S11D)	—	107	425	1,934	19,408	Located on the Southern range of Carajás, in the Brazilian state of Pará, this project will have a capacity of 90 Mtpy. Completion is scheduled for 2H13, subject to obtaining the environmental licenses. The project is still subject to approval by the Board of Directors.

	Apolo	—	4	18	65	4,310	Project in the Southeastern System with a production capacity of 24 Mtpy of iron ore. Start-up expected for 1H14. The project is still subject to approval by the Board of Directors.

	Conceição - Itabiritos	—	—	14	316	2,017	This project in the Southeastern System will add 12 Mtpy of iron ore to current capacity. It involves investment in a new concentration plant, which will receive ROM from the Conceição mine. Start-up expected for 2H13.

	Vargem Grande - Itabiritos	—	—	—	278	2,163	This project in the Southern System will add 10 Mtpy of iron ore to current capacity. It involves investment in a new iron ore treatment plant, which will receive low grade iron ore from the Abóboras mine. Start-up expected for 2H13.

[21]	Amounts converted at the Exchange rate of 19/10/2009, date of publication of the invesment budget available at our site www.vale.com

		Description of main projects
		Carried out			Budget[21]
		R$ million
Área	Project	2007	2008	2009	2010	Total	Status
	Tubarão VIII	1	151	415	210	1,093	Pelletizing plant to be built at the port of Tubarão, in the Brazilian state of Espírito Santo, with a 7.5 Mtpy capacity. Start-up scheduled for 2H12.

	Omã	1	141	686	832	2,330	Project for the construction of a pelletizing plant in the Sohar industrial district, Oman, in the Middle East, for the production of 9 Mtpy of direct reduction pellets and a distribution center with capacity to handle 40 Mtpy. Start-up planned for 2H10.

	Teluk Rubiah	—	—	8	168	1,546	It involves the construction of a maritime terminal that will be able to receive 400,000 dwt vessels and a distribution center with a capacity to handle up to 30 million metric tons of iron ore in this first phase, and the possibility to expand it up to 90 million metric tons in the future. Start-up is planned for 1H13. The project is subject to approval by the Board of Directors.

Non-ferrous minerals	Onça Puma	1.046	1.810	969	876	4,546	The project will have a nominal production capacity of 58,000 metric tons per year of nickel in ferronickel form, its final product. Start-up expected for 2H10.

	Totten	64	75	112	251	622	Mine in Sudbury, Canada, aiming to produce 8,200 tpy of nickel, copper and precious metals as by-products. Project being implemented and conclusion planned for 1H11.

	Long-Harbour	58	125	201	758	4.846	Nickel processing facility in the province of Newfoundland and Labrador, Canada, to produce 50,000 metric tons of finished nickel per year, together with up to 5,000 metric tons of copper and 2,500 metric tons of cobalt, using the ore from the Ovoid mine in our Voisey’s Bay mining site. The start-up is scheduled for 1H13.

	Salobo	105	410	870	1.031	3.106	The project will have a production capacity of 100,000 metric tons of copper in concentrate. Project implementation under way and civil engineering work has started. Conclusion of work scheduled for 2H11.

		Description of main projects
		Carried out			Budget[21]
		R$ million
Área	Project	2007	2008	2009	2010	Total	Status
	Expansão Salobo	—	—	4	113	1.761	The project will expand the Solobo mine annual production capacity from 100,000 to 200,000 metric tons of copper in concentrate. Conclusion is estimated for 2H13.

	Tres Valles	—	62	104	46	187	Located in the Coquimbo region in Chile, with an annual production capacity of 18,000 metric tons of copper cathode. Conclusion expected for 2H10.

	Konkola North	—	—	—	86	249	Located in the Zambian copper belt, this is an underground mine and will have an estimated nominal production capacity of 44,000 tpy of copper in concentrate. This project is part of our 50/50 joint venture with ARM in Africa. We will begin development in the second half of 2010, and the conclusion of the project, which is subject to Board approval, is targeted for 2013.

	Bayóvar	—	94	509	376	972	Open pit mine in Peru with nominal capacity of 3.9 million metric tons per year of phosphate rock. Project under implementation with conclusion scheduled for 2H10.

	Rio Colorado	—	—	—	522	7.075	The project includes the development of a mine with an initial nominal capacity of 2.4 Mtpy of potash - KCl, with potential for a future expansion to 4.35 Mtpy, construction of a railway spur of 350 km, port facilities and a power plant. Start-up is expected to take place in the 2H13. This project is subject to Board of Directors approval.

		Description of main projects
		Carried out			Budget[21]
		R$ million
Área	Project	2007	2008	2009	2010	Total	Status
Coal	Moatize	—	263	602	1.022	2.271	This project is located in Mozambique and will have annual production capacity of 11 million tons, of which 8.5 million tons of metallurgic coal and 2.5 million tons of thermal coal. Completion is scheduled for 1H11.

Energy	Estreito	74	292	566	320	1.208	Hydroelectric power plant on the Tocantins river, between the states of Maranhão and Tocantins, Brazil. Has already obtained the implementation license, and is being built. Vale has a 30% share in the consortium that will build and operate the plant, which will have a capacity of 1,087 MW. Completion is planned for 2H10.

	Karebbe	25	110	106	216	704	Karebbe hydroelectric power plant in Sulawesi, Indonesia, aims to supply 130 MW for the Indonesian operations, targeting production cost reduction by substitution of oil as fuel and enabling the potential expansion to 90,000 tpy of nickel in matte. Work started and main equipment purchased. Scheduled to start-up in 2H11.

	Biofuel	—	—	92	94	522	Consortium with Biopalma to invest in biodiesel to supply our mining and logistics operations in the Northern region of Brazil, using the B20 mix (20% of biodiesel and 80% of ordinary diesel), from 2014 onwards. Vale’s stake in the consortium is 41%. The oil production related to our stake will be used to feed our own biodiesel plant, with estimated capacity of 160,000 metric tons of biodiesel per year.

11. FORECASTS

11.1 Identification of forecasts
Vale provides no guidance in the form of quantitative predictions about its future financial performance (earnings guidance). However, Vale makes an effort to disclose as much information as possible about its vision of the different markets where it operates, as well as the strategic guidelines of the company and their execution, so as to provide participants in the capital market with a sound basis for the formation of expectations about its performance in the medium and long term. For information about future investments forecast for the company, see item 10.10 of this Reference form.
a. Object of forecasts
N/a
b. Term under consideration and the validity of forecasts
N/a
c. Assumptions of forecasts, with an indication of those which can be influenced by the administration of the Company
N/a
d. Values of indicators that are the object of forecasts for the last 3 fiscal years
N/a
11.2 On the assumption that the Company disclosed during the last 3 accounting reference periods forecasts on the evolution of its indicators:
a.	inform which are being replaced by new forecasts included in the form and which ones are being repeated in the form
N/a
b.	regarding forecast periods already elapsed, compare the data projected with the effective performance of the indicators, indicating clearly the reasons that led to deviations in the forecasts
N/a
c.	regarding forecasts for periods still ongoing inform if forecasts are still valid on the date of submission of the form and, when applicable, explain why they have been abandoned or replaced
N/a

12. GENERAL MEETINGS AND ADMINSTRATION

12.1 Administrative Structure
a. Responsibilities of each body and committee
Board of Directors:
The Board of Directors shall be responsible for:
I. electing, evaluating and at any time removing the Executive Officers of the company, and assigning functions to them;
II. distributing the remuneration established by the general shareholders meeting among its members and those of the Executive Board;
III. assigning the functions of Investor Relations to an Executive Officer;
IV. approving the policies relating to selection, evaluation, development and remuneration of members of the Executive Board;
V. approving the company’s human resources general policies as submitted to it by the Executive Board;
VI. establishing the general guidance of the business of the company, its wholly-owned subsidiary companies and controlled companies;
VII. approving the strategic guidelines and the strategic plan of the company submitted annually by the Executive Board;
VIII. approving the company’s annual and multi-annual budgets, submitted to it by the Executive Board;
IX. monitoring and evaluating the economic and financial performance of the company, and may request the Executive Board to provide reports with specific performance indicators;
X. approving investments and/or divestiture opportunities submitted by the Executive Board which exceed the limits established for the Executive Board as defined by the Board of Directors;
XI. issuing opinions on operations relating to merger, split-off, incorporation in which the company is a party, as well as share purchases submitted by the Executive Board;
XII. with the provisions set forth in Article 2 of the present By-Laws being complied with, making decisions concerning the setting-up of companies, or its transformation into another kind of company, direct or indirect participation in the capital of other companies, consortia, foundations and other organizations, by means of the exercise of rights withdrawal, the exercise of non-exercise of rights of subscription, or increase or sale, both direct and indirect, of corporate equity, or in any other manner prescribed by law, including but not limited to, merger, split-off and incorporation in companies in which it participates;
XIII. approving the corporate risks and financial policies of the company submitted by the Executive Board;
XIV. approving the issuance of simple debentures, not convertible into shares and without collateral submitted by the Executive Board;
XV. approving the accounts of the Executive Board, substantiated in the Annual Report and the Financial Statements, for subsequent submission to the Ordinary General Meeting;

XVI. approving the employment of profit for the year, the distribution of dividends and, when necessary, the capital budget, submitted by the Executive Board, to the later direction to the appreciation of the Ordinary Shareholders Meeting;
XVII. selecting and removing external auditors of the company, based on the Fiscal Council’s recommendation, in accordance with section (ii) of §1º of Article 39;
XVIII. appointing and removing the person responsible for the internal auditing and for the Ombudsman of the company, who shall report directly to the Board of Directors;
XIX. approving the policies and the annual audit plan of the company submitted by the person responsible for internal auditing, as well as to acknowledge the respective reports and determine the adoption of necessary measures;
XX. overseeing the management of the company by the Executive Officers and examining at any time, the books and documents of the Company, requesting information about contracts signed or about to be signed, and about any other actions, in order to ensure the financial integrity of the Company;
XXI. approving alterations in corporate governance rules, including, but not limited to, the process of rendering of accounts and the process of disclosure of information;
XXII. approving policies of employee conducts based on ethical and moral standards described in the Code of Ethics of the Company, to be observed by all administrators and employees of the Company, its subsidiaries and controlled companies;
XXIII. approving policies to avoid conflicts of interests between the Company and its shareholders or its administrators, as well as the adoption of the measures considered necessary in the event such conflicts arise;
XXIV. approving policies of corporate responsibility of the Company, mainly those related to: the environment, health and labor safety, and social responsibility of the
Company, submitted by the Executive Board;
XXV. establishing criteria for the Executive Board in relation to the purchase of, sale of and placing of liens on fixed assets and for the constitution of encumbrances, the provisions set forth in Article 7 of the present By-Laws being complied with;
XXVI. approving the provision of guarantees in general, and establishing criteria for the Executive Board in relation to the contracting of loans and financing and for the signing of other contracts;
XXVII. establishing criteria for the Executive Board in relation to the signing of commitments, waiving of rights and transactions of any nature, except for the waiver of its preemptive rights in the subscription and purchase of shares, under section XII of Article 14;
XXVIII. approving any matters which are not the competence of the Executive Board, under the terms of the present By-Laws, as well as matters whose limits exceed the criteria established for the Executive Board, as established in Article 14;
XXIX. approving any reformulation, alteration, or amendment of shareholders’ agreements or consortia contracts, or of agreements among the shareholders or among the consortia parties of companies in which the company participates, as well as approving the signing of new agreements and/or consortia contracts that address subjects of this nature;
XXX. authorize the negotiation, signing or alteration of contracts of any kind of value between the company and (i) its shareholders, either directly or through intermediary companies (ii) companies which directly or indirectly participate in the capital of the controlling shareholder or which are controlled, or are under joint control, by companies which participate in the capital of the controlling shareholder, and/or (iii) companies in which the controlling shareholder of the company participates, and the Board of Directors may establish delegations, with standards and procedures, which meet the requirements and nature of the operations, without prejudice of keeping the aforementioned group duly informed of all company transactions with related parties;

XXXI. expressing its opinion regarding any matter to be submitted to the General Meeting of Shareholders;
XXXII. authorizing the purchase of shares of its own issuance for maintenance in treasury, cancellation or subsequent sale;
XXXIII. approving the recommendations submitted by the Fiscal Council of the Company in the exercise of its legal and statutory attributions.
§1 — The Board of Directors shall be responsible for appointing, as submitted by the Executive Board, the persons who shall form part of the Administrative, Consulting and Audit bodies of those companies and organizations in which the company participates, directly or indirectly.
§2 — The Board of Directors may, at its discretion, delegate the assignment mentioned in the prior paragraph to the Executive Board.
Advisory Committees:
The Board of Directors, shall have, for advice on a permanent basis, 5 (five) technical and advisory committees, denominated as follows: Executive Development Committee, Strategic Committee, Finance Committee, Accounting Committee and Governance and Sustainability Committee.
The mission of the committees shall be to provide support to the Board of Directors, which includes the follow up of the activities of the Company, in order to increase the efficiency and quality of its decisions.
Executive Development Committee:
The Executive Development Committee shall be responsible for:
I — issuing reports on the human resources general policies of the Company submitted by the Executive Board to the Board of Directors;
II — analyzing and issuing reports to the Board of Directors on the restatement of remuneration of members of the Executive Board;
III — submitting and ensuring up-to-dateness of the performance evaluation methodology of the members of the Executive Board; and
IV — issuing reports on health and safety policies proposed by the Executive Board.
Strategic Committee:
The Strategic Committee shall be responsible for:
I — issuing reports on the strategic guidelines and the strategic plan submitted annually by the Executive Board;
II — issuing reports on the company’s annual and multi-annual investment budgets submitted by the Executive Board to the Board of Directors;
III — issuing reports on investment and/or divestiture opportunities submitted by the Executive Board to the Board of Directors; and
IV — issuing reports on operations relating to merger, split-off, incorporation in which the company and its controlled subsidiaries are a party, and on share purchases submitted by the Executive Board to the Board of Directors.

Finance Committee:
The Finance Committee shall be responsible for:
I — issuing reports on the corporate risks and financial policies and the internal financial control systems of the Company; and
II — issuing reports on the compatibility between the remuneration level of shareholders and the parameters established in the annual budget and financial scheduling, as well as its consistency with the general policy on dividends and the capital structure of the company.
Accounting Committee:
The Accounting Committee shall be responsible for:
I — recommending the appointment of the person responsible for the internal auditing of the Company to the Board of Directors ;
II — issuing reports on the policies and the Company’s annual auditing plan submitted by the employee responsible for internal auditing, and on its execution;
III — tracking the results of the Company’s internal auditing, and identifying, prioritizing, and submitting actions to be accompanied by the Executive Board to the Board of Directors; and
IV — analyzing the Annual Report, as well as the Financial Statements of the company and making recommendations to the Board of Directors.
Governance and Ethics Committee:
The Governance and Ethics Committee shall be responsible for:
I — evaluating the efficiency of the company’s governance practices and the workings of the Board of Directors, and submitting improvements;
II — submitting improvements to the code of ethics and in the management system in order to avoid conflicts of interests between the company and its shareholders or company administrators; and
III — issuing reports on potential conflicts of interest between the company and its shareholders or administrators, and
IV — issuing reports on policies related to the Company’s institutional social responsibilities, such as environmental-related issues and the Company’s social responsibilities, proposed by the Executive Board.
Executive Board:
The Executive Board shall be responsible for:
I — approving the creation and elimination of Executive Departments subordinated to each Executive Director;
II — preparing and submitting to the Board of Directors the company’s general policies on human resources, and executing the approved policies;
III — complying with and ensuring compliance with the general guidelines and business policies of the Company laid down by the Board of Directors;
IV — preparing and submitting, annually, to the Board of Directors, the company’s strategic guidelines and the strategic plan, and executing the approved strategic plan;
V — preparing and submitting the Company’s annual and multi-annual budgets to the Board of Directors, and executing the approved budgets;
VI — planning and conducting the company’s operations and reporting the company’s economic and financial performance to the Board of Directors, and producing reports with specific performance indicators;
VII — identifying, evaluating and submitting investment and/or divestiture opportunities to the Board of Directors which exceed the limits of the Executive Board as defined by the Board of Directors, and executing the approved investments and/or divestitures;

VIII — identifying, evaluating and submitting to the Board of Directors operations relating to merger, split-off, incorporation in which the company is a party, as well as share purchases, and conducting the approved mergers, split-offs, incorporations and purchases;
IX — preparing and submitting the company’s finance policies to the Board of Directors, and executing the approved policies;
X — submitting to the Board of Directors the issuance of simple debentures, not convertible into shares and without collateral;
XI — defining and submitting to the Board of Directors, after the drawing up of the balance sheet, the employment of profit for the year, the distribution of company dividends and, when necessary, the capital budget;
XII — preparing in each fiscal year the Annual Report and Financial Statements to be submitted to the Board of Directors and the General Meeting;
XIII — adhere to and encourage adhesion to the company’s code of ethics, established by the Board of Directors;
XIV — preparing and submitting to the Board of Directors the company’s policies on corporate responsibility, such as the environment, health, safety and social responsibility, and implementing the approved policies;
XV — authorizing the purchase of, sale of and placing of liens on fixed and non fixed assets including securities, the contracting of services, the company being the provider or receiver of such, being empowered to establish standards and delegate powers, all in accordance with the criteria and standards established by the Board of Directors;
XVI — authorizing the signing of agreements, contracts and settlements that constitute liabilities, obligations or commitments on the company, being empowered to establish standards and delegate powers, all in accordance with the criteria and standards established by the Board of Directors;
XVII — propose to the Board of Directors any reformulation, alteration, or amendment of shareholders’ agreements or of agreements among the shareholders of companies in which the company participates, as well as suggesting the signing of new agreements and consortia contracts that address subjects of this nature;
XVIII — authorizing the opening and closing of branch offices, subsidiary branch offices, depots, agencies, warehouses, representative officer or any other type of establishment in Brazil or abroad;
XIX — authorizing the undertaking of commitments, waiver of rights and transactions of any nature, liens on securities being excepted, under the terms of section XII of Article 14, being empowered to establish standards and delegate powers in accordance with the criteria and standards established by the Board of Directors;
XX — establishing and informing the Board of Directors on the individual limits of the Executive Officers, in respect of the limits of the Executive Board jointly, as established by the Board of Directors;
XXI — establishing, based on the limits fixed for the Board of Directors, the limits throughout the whole of the company’s administrative organization hierarchy.
§1 — The Executive Board shall be empowered to lay down voting guidelines to be followed at the General Meetings by its proxies in the companies, foundations and other organizations in which the company participates, directly or indirectly, the investment plans and programs of the company, as well as the respective budgets being complied with, the limit of responsibility being observed as regards, among others, indebtedness, the sale of assets, the waiver of rights and the reduction of corporate equity investments.
§ 2 — The Executive Board shall take steps to appoint persons who shall form part of the Administrative, Consultant and Audit bodies of those companies and organizations in which the company participates directly or indirectly.
Other Committees Addressed in the Bylaws
The Executive Board, shall have, for advice on a permanent basis, 2 (two) technical and advisory committees, denominated as follows: Risk Management Committee and Disclosure Committee.

Disclosure Committee
The Disclosure Committee shall be responsible for evaluating the relevant facts related to the Company’s business and monitoring the disclosure of information with respect to the capital markets, pursuant to the terms of the Disclosure Policy. For more information, see Item 21.3
Risk Management Committee
The Risk Management Committee shall be responsible for overseeing and reviewing our risk management principles and risk management instruments, in addition to reporting periodically to the Executive Board regarding major risks and exposures and their impact on our cash flow.
Fiscal Council:
The Fiscal Council shall be responsible for exercising the functions attributed to it by the applicable prevailing legislation, in these By-Laws, and as regulated by its own Internal Rules to be approved by its members;
The Internal Rules of the Fiscal Council shall regulate, in addition to the attributions already established in Law 6.404/76, imperatively, the following:
I. to establish the procedures to be adopted by the Company to receive, process and treat denunciations and complaints related to accounting, internal accounting controls and auditing matters, and ensure that the procedures for receiving complaints will guarantee secrecy and anonymity to the complaining party;
II. to recommend and assist the Board of Directors in the selection, remuneration and dismissal of the external auditors of the Company;
III. to deliberate concerning the contracting of new services that may be rendered by the external auditors of the Company;
IV. to supervise and evaluate the work of the external auditors, and to direct the management of the Company concerning any need to withhold the remuneration of the external auditor, as well as to mediate any disputes between management and the external auditors regarding the financial statements of the Company.
For adequate performance of its duties, the Fiscal Council may determine the contracting of services from lawyers, consultants and analysts, and other resources that may be necessary for the performance of its duties, while observing the budget, proposed by the Fiscal Council and approved by the Board of Directors, without prejudice to the provisions established in §8º of Article 163 of Law 6.404/76.
The members of the Fiscal Council shall provide, within at least 30 (thirty) days before the Annual Shareholders’ Meeting is held, their analysis of the management report and the financial statements.
b. Date of formation of Fiscal Council and Committees
The Fiscal Council is a permanent functioning body since 25/09/1997.
The five Advisory Committees were formed by the Board of Directors on 19/12/2001 pursuant to the resolutions of the Extraordinary General Meeting dated 27/12/2002.
The Disclosure and Risk Management Committees were formed by the Board of Directors on 19/06/2002 and 12/12/2005, respectively.
c. Mechanisms for evaluating the performance of each body or committee
Pursuant to terms of the Internal Rules and the Sarbanes-Oxley Act, the Fiscal Council evaluates the following at the end of each fiscal year. This self-evaluation includes matters concerning financial statements, risk management, internal control, management and internal auditor responsibility, relationship with external auditors, resources and special research, the formation of the Fiscal Council, training and professional development. Only the independent auditors of the Company shall have knowledge of the self-evaluations conducted by the members of the Fiscal Council.
As of December 31, 2009, Vale does not have mechanisms in place to formally evaluate the performance of its Board of Directors, Executive Board and Committees. For a description of each officer’s individual evaluation, see item 12.1(e) of this Annual Report.

d. Executive officers, responsibilities and individual powers
Chief Executive Officer:
The responsibilities of the Chief Executive Officer are to:
I — take the chair at meetings of the Executive Board;
II — exercise executive direction of the Company, with powers to coordinate and supervise the activities of the other Executive Officers, exerting his best efforts to ensure faithful compliance with the decisions and guidelines laid down by the Board of Directors and the General Meeting;
III — coordinate and supervise the activities of the business areas and units that are directly subordinated to him;
IV — select and submit to the Board of Directors the names of candidates for Executive Officer posts to be elected by the Board of Directors, and also to propose the respective removal;
V — coordinate the decision making process of the Executive Board, as provided for in Article 31 of Subsection II – Workings;
VI — indicate whom among the Executive Officers shall substitute an Executive Officer in case of an impairment that temporarily impedes an officer from performing his respective duties or temporary absence or leave, in compliance to Article 27 Subsection II – Workings;
VII — keep the Board of Directors informed about the activities of the company;
VIII — together with the other Executive Officers, prepare the annual report and draw up the balance sheet.
Executive Officers:
The Executive Officers are to:
I — organize the services for which they are responsible;
II — participate in meetings of the Executive Board, contributing to the definition of the policies to be followed by the company and reporting on matters of the respective areas of supervision and coordination;
III — comply with and ensure compliance with the policy and general guidance of the company’s business laid down by the Board of Directors, each Executive Officer being responsible for his business units and specific area of activities;
IV — contract the services described in §2º of Article 39, in compliance with determinations of the Fiscal Council.
e. Mechanisms for evaluating the performance of the Board of Directors, committees and the Executive Board
As of December 31, 2009, Vale did not have any formal mechanisms for evaluating the performance of the members of the Board of Directors, Fiscal Council and committees.
The members of the Executive Board are evaluated annually based on their performance, according to goals previously established by the Board of Directors. These goals are based on the Company’s performance by the following indicators: asset cash flow, general productivity indicators, Insurance and Environment. These indicators and goals are defined in the strategy and budget plans which are approved by the Board of Directors. These goals are monitored by the budget and performance management departments. The final result is approved by Vale’s Board of Directors.
12.2 Description of rules, policies and practices with respect to general meetings:
a. Notifications
Vale customarily calls for the General Shareholders’ Meetings by notification, at least 30 days before the first meeting, and within 15 days of the second meeting.
In addition, the holder of the special class share shall be formally requested by the company to attend for the purpose of discussing the subjects specified in Article 7 by means of personal correspondence addressed to its legal representative, a minimum period of notice of 15 (fifteen) days being given.

b. Powers
Vale’s General Shareholders’ Meetings has powers pursuant to Law 6.404/76.
c. Addresses (physical or electronic) at which documents relating to the General Meeting shall be available to shareholders for their review
At Vale’s headquarters at Avenida Graça Aranha n° 26, 12º andar, Centro, Rio de Janeiro, RJ, Brasil and at www.vale.com, www.cvm.gov.br, www.bmfbovespa.com.br and www.sec.gov.
d. Identification and handling of conflicts of interests
According to Vale’s bylaws, the Board of Directors may deliberate policies to avoid conflicts of interest between the Company and its shareholders or its directors, as well as provisions deemed necessary should conflicts of interest arise.
In addition, under the terms of the bylaws, the Governance and Sustainability Committee may issue reports related to potential conflicts of interest between the Company and its shareholders or its directors, upon request of the Board of Directors. The Committee may analyze proposals that are considered by the Board of Directors.
e. Request for power-of-attorney by the directors to exercise voting rights
There are no rules, policies or practices for requesting powers-of-attorney by the directors to exercise voting rights in General Shareholders’ Meetings.
f. Necessary formalities to accept powers-of-attorney granted for shareholders, indicating if the Company receives powers from shareholders electronically
The shareholder that wishes to attend the General Meetings must provide identification and proof of Vale share ownership issued by the depositary.
Pursuant to Law 6.404/76, a shareholder may be represented at a general meeting by a representative with power-of-attorney appointed no earlier than one year prior to the meeting, and should be a shareholder, director of the company or attorney. The representative may also be a financial institution as long as it is an investment fund manager.
If the power-of-attorney is in a foreign language, it should be accompanied by corporate documents and applicable jurisdiction, and notarized and consularized Portuguese translations therein.
For the purposes of accelerating the Meetings, the shareholders that are represented by power-of-attorney may, by its exclusive criteria, deliver the documents within 72 hours prior to the Meetings.
Vale does not accept powers-of-attorney granted electronically by shareholders.
g. Internet forums and pages for shareholders comments relating to minutes.
The Company does not keep Internet forums and pages for shareholders to receive and share comments relating to minutes.
h. Transmission of meetings by live video or audio.
The Company does not transmit meetings by live video or audio.
i. Mechanisms allowing for inclusion of shareholders’ proposals.
There are no mechanisms allowing for the inclusion of shareholders’ proposals.

12.3. Dates and sources with respect to disclosure of (a) financial statements; (b) General Ordinary Meeting approving release of financial statements; and (c) board resolutions approving release of financial statements.

	2009			2008		2007

	Date(s) of publication	State	Source(s)	Date(s) of Publication	Source(s)	Date(s) of Publication	Source(s)
Financial statements	N/A	N/A	N/A	N/A	N/A	28, 29, 30, 31.03.2008 and 01.04.2008	Jornal do Commercio
						28, 31.03.2008 and 01.04.2008	Diário Oficial do Estado do Rio de Janeiro
						28, 29, 30 and 31.03.2008 and 01.04.2008	DCI

General Ordinary Meetings	26, 27, 28 (sole edition), 29 and 30.03.2010	RJ	Jornal do Commercio	16, 17 and 18.03.2009	Jornal do Commercio	28, 29, 30 and 31.03.2008 and 01.04.2008	Jornal do Commercio
	26, 29 and 30.03.2010	RJ	Diário Oficial do Estado do Rio de Janeiro	16, 17 and 18.03.2009	Diário Oficial do Estado do Rio de Janeiro	28 and 31.03.2008 and 01.04.2008	Diário Oficial do Estado do Rio de Janeiro
	26, 27 (sole edition), 28, 29, and 30.03.2010	SP	DCI	14, 15, 16, 17 and 18.03.2009	DCI	28, 29, 30 and 31.03.2008 and 01.04.2008	DCI

Board resolutions	28/04/2010	RJ	Jornal do Commercio	20 and 21.04.2009	Jornal do Commercio	02, 03 and 04.05.2008	Jornal do Commercio
	28/04/2010	RJ	Diário Oficial do Estado do Rio de Janeiro	22.04.2009	Diário Oficial do Estado do Rio de Janeiro	05.05.08	Diário Oficial do Estado do Rio de Janeiro
	28/04/2010	SP	DCI	18, 19 and 20.04.09	DCI	01 and 02.05.08	DCI

Financial statements	04.03.2010	SP	DCI	14, 15 and 16.03.2009	DCI	18, 19, 20 and 21.04.2008	Jornal do Commercio
	04.03.2010	RJ	Jornal do Commercio	16.03.2009	Jornal do Commercio
	04.03.2010	RJ	Diário Oficial do Estado do Rio de Janeiro	16.03.2009	Diário Oficial do Estado do Rio de Janeiro	18.04.2008	Diário Oficial do Estado do Rio de Janeiro
				16.03.2009	Gazeta Mercantil	18, 19, 20 and 21.04.2008	Gazeta Mercantil

				16.03.2009	Valor Econômico	18, 19, 20 and 21.04.2008	Valor Econômico

12.4 Board rules, policies and practices
a. Frequency of meetings
The Board of Directors holds ordinary meetings once a month, and extraordinary meetings, whenever the President or in his absence, the Vice-President or any other two directors, call for the meeting.
b. Shareholder provisions establishing voting restrictions on members of the Board of Directors
See item 15.5 in this Annual Report.
c. Identification rules and handling of conflicts of interest
The Company does not have a corporate policy on conflicts of interest, apart from the Brazilian laws applicable in this regard. Vale’s practice is to require that a conflicted member of the Board of Directors leave the Board meeting during deliberation of the relevant matters and abstain from any material intervention.
In addition, Vale has a Code of Ethics that must be observed by the members of the Board of Directors and its Advisory Committees, members of the Fiscal Council, Officers, employees and interns, subsidiaries (provided that it is subject to the laws of the local jurisdiction).
Under the Code of Ethics, the abovementioned individuals are required to avoid conflicts of interest with Vale and, in the event of an unavoidable conflict of interest, immediately disclose the conflict and abstain from deliberation on related matters.
Violations of the Code of Ethics can result in warnings, suspension and termination of employment.
12.5 Description of binding clause, if applicable, in the bylaws for the resolution of conflicts by and between shareholders and the Company through arbitration
There are no binding clauses in the bylaws for the resolution of conflicts by and between shareholders and the Company.

12.6 Directors and members of the Fiscal Council
12.6.1 Board of Directors

Director(1)	Year first elected	Alternate director(1)	Year first elected
Sérgio Ricardo Silva Rosa (chairman)	2003	Luiz Felix de Freitas	2009
Mário da Silveira Teixeira Júnior (vice-chairman)	2003	João Moisés de Oliveira	2000
José Ricardo Sasseron	2007	Rita de Cássia Paz Andrade Robles	2005
Jorge Luiz Pacheco	2003	Deli Soares Pereira	2009
Sandro Kohler Marcondes	2007	Luiz Augusto Ckless Silva	2009
Renato da Cruz Gomes	2001	Luiz Carlos de Freitas	2007
Ken Abe	2009	Hajime Tonoki(3)	2009
Oscar Augusto de Camargo Filho	2003	Wanderlei Viçoso Fagundes	2003
Luciano Galvão Coutinho	2007	Paulo Sérgio Moreira da Fonseca	2007
Eduardo Fernando Jardim Pinto(2)	2009	Raimundo Nonato Alves Amorim(2)	2009

(1)	Appointed by Valepar and approved at the shareholders’ meeting unless otherwise indicated. One seat on our Board of Directors is currently vacant.

(2)	Appointed by our employees and approved at the shareholders’ meeting.

(3)	Nominated by the Board of Directors in September 2009 to substitute Mr. Hidehiro Takahashi, who resigned. The nomination of Mr. Tonoki was confirmed at the shareholders’ meeting on January 22, 2010.
12.6.2 Executive Officers
Below is a summary of all the information on the Executive Officers of Vale S.A. (“Vale”), according to the Board of Directors resolution dated May 27, 2010 and article 24, §3º, I, of CVM Rule # 480/2009 (items 12.6 to 12.10 of the Brazilian Annual Report).

Eduardo de
		Tito Botelho		José Carlos	Salles	Eduardo Jorge	Mário Alves
Name	Roger Agnelli	Martins Junior	Carla Grasso	Martins	Bartolomeo	Ledsham	Barbosa Neto
Age	51 years	47 years	48 years	60 years	46 years	48 years	63 years

Profession	Economist	Economist	Economist	Economist	Engineer	Geologist	Engineer

Individual Taxpayer’s ID (CPF) no.	007.372.548-07	501.888.956-04	313.335.241-53	304.880.288-68	845.567.307-91	542.689.406-00	269.275.278-34

Position	CEO	Executive Officer responsible for Basic Metals Operations	Executive Officer responsible for Human Resources and Corporate Services	Executive Officer responsible for Marketing, Sales and Strategy	Executive Officer responsible for Integrated Operations	Executive Officer responsible for Exploration, Energy and Projects	Executive Officer responsible for Fertilizers

Election Date	May 21, 2009	May 21, 2009	May 21, 2009	May 21, 2009	May 21, 2009	May 27, 2010	May 27, 2010

Beginning of Term	May 21, 2009	May 21, 2009	May 21, 2009	May 21, 2009	May 21, 2009	May 27,.2010	May 27, 2010

End of Term	May 21, 2011	May 21, 2011	May 21, 2011	May 21, 2011	May 21, 2011	May 21, 2011	May 21, 2011

Other positions in Vale	Permanent Member of the Strategic Committee and Member of the Disclosure Committee	Member of the Risk Management Committee	N/A	N/A	N/A	N/A	N/A

12.6.3 Fiscal Council

	First year of		First year of
Current member	appointment	Alternate	appointment
Nelson Machado(1)	2010	Marcus Pereira Aucélio(1)	2008
Antonio José de Figueiredo Ferreira(2)	2008	Cícero da Silva(2)	2009
Marcelo Amaral Moraes(2)	2004	Oswaldo Mário Pêgo de Amorim Azevedo(2)	2004
Aníbal Moreira dos Santos(2)	2005	—	—

(1)	Appointed by preferred shareholders.

(2)	Appointed by Valepar.
12.8 Summary of the business experience, activities and areas of expertise of the directors and members of our Fiscal Council
Board of Directors
Current
Sérgio Ricardo Silva Rosa, 50: Director of Vale since April 2003; Chairman of our Board of Directors since May 2003; Chief Executive Officer of Caixa de Previdência dos Funcionários do Banco do Brasil (“Previ”) and Litel Participações S.A.; and a member of the Board of Directors and Chief Executive Officer of Valepar.
Other current director or officer positions: Member of the Boards of Directors of Brasil Telecom Participações since 2000 and of Sauípe S.A. since 2001.
Professional experience: President of Confederação Nacional dos Bancários from June 1994 to May 2000; Alderman of the Municipality of São Paulo from January 1995 to December 1996.
Academic background: Degree in Journalism from the Universidade de São Paulo (USP).
Mário da Silveira Teixeira Júnior, 64: Director of Vale since April 2003 and Vice-Chairman since May 2003, and Vice-Chairman of the Board of Directors of Valepar S.A.
Other current director or officer positions: Member of the Board of Directors of Banco Bradesco since 2002; member of the Board of Directors of Banco Espírito Santo de Investimentos S.A.; member of the Board of Directors of Bradespar S.A.; and member of the Board of Directors of Bradesco Leasing S.A. — Arrendamento Mercantil.
Professional experience: Member of the Board of Directors of Banco Bradesco from March 1999 to July 2001; President of Bradespar S.A.; Executive Vice-President, Executive Managing Officer and Department Director at Banco Bradesco S.A. (“Banco Bradesco”); and officer of Bradesco S.A. Corretora de Títulos e Valores Mobiliários from March 1983 to January 1984. Mr. Teixeira was executive vice-president of the National Association of the Investment Banks (“ANBID”); member of the Board of Directors of the Brazilian Association of Publicly-Held Companies (“ABRASCA”); vice-chairman of the Board of Directors of BES Investimento do Brasil — Banco de Investimento; and member of the boards of directors of Companhia Paulista de Força e Luz — CPFL, Companhia Piratininga de Força e Luz, Companhia Siderúrgica Nacional, CPFL Energia S.A., CPFL Geração de Energia S.A., Latasa S.A., São Paulo Alpargatas S.A., Tigre S.A. Tubos e Conexões, VBC Energia S.A. and VBC Participações S.A.
Academic background: Degree in Civil Engineering and Business Administration from Universidade Presbiteriana Mackenzie, São Paulo.
José Ricardo Sasseron, 54: Director of Vale since April 2007 and Officer of Previ.

Professional experience: Member of the Conselho de Gestão e Previdência Complementar (“CGPC”) and President of the Associação Nacional dos Participantes de Fundo de Pensão (“ANAPAR”) since 2001; chairman of the Board of Directors of Sauípe S.A from 2005 to 2007; member of the Advisory Board of Previ from 2004 to 2006 and chairman of the fiscal council of Previ from 1996 to 1998.
Academic background: Degree in History from the Universidade de São Paulo (USP).
Jorge Luiz Pacheco, 55: Director of Vale since April 2003 and Manager of strategic investments at Previ since 2000.
Other current director or officer positions: Director of Valepar and Officer of Litel.
Professional experience: Worked at Banco do Brasil from 1973 to 2000. Mr. Pacheco has held an officer position in the fiscal council of Companhia Siderúrgica Belgo-Mineira.
Academic background: Degree in Economics from Universidade Cândido Mendes, and post-graduate degrees in Finance and Business Management from Instituto Brasileiro de Mercado de Capitais (“IBMEC”) in Rio de Janeiro.
Sandro Kohler Marcondes, 46: Director of Vale since April 2007 and Officer of BB Leasing, Banco do Brasil Securities in New York, BB Securities in London, and BB Tur.
Other current director or officer positions: Officer of Banco do Brasil since July 2005.
Professional experience: Worked in various capacities in Banco do Brasil, both in Brazil and abroad since 1982.
Academic background: Bachelor’s degree in Business Administration from the Universidade Estadual de Guarapuava and Masters degree from Fundação Getúlio Vargas (“FGV”) in São Paulo.
Renato da Cruz Gomes, 57: Director of Vale since April 2001 and Executive Officer and member of the Board of Directors of Valepar.
Other current director or officer positions: Executive Officer of Bradespar S.A. since 2000.
Professional experience: Mr. Gomes held a variety of positions at BNDES from 1976 to 2000, and served on the boards of directors of Aracruz Celulose S.A., Iochpe Maxion S.A., Bahia Sul Celulose S.A., Globo Cabo S.A. and Latasa.
Academic background: Degree in Engineering from Universidade Federal do Rio de Janeiro and graduate degree in Management Development from Sociedade de Desenvolvimento Empresarial (SDE).
Ken Abe, 62: Director of Vale since April 2009.
Other current director or officer positions: Representative and Executive Vice-President of Mitsui & Co. since June 2008.
Professional experience: Variety of positions at Mitsui & Co., Ltd. since 1970 and member of the Board of Directors of Valepar from October 2003 until April 2006.
Academic background: Degree in Economics from Waseda University, Japan.
Oscar Augusto de Camargo Filho,72: Director of Vale since October 2003; Director of Valepar; and Partner of CWH Consultoria Empresarial.

Professional experience: Chairman of the Board of Directors of MRS from 1999 to 2003 and Chief Executive Officer and member of the Board of Directors of CAEMI — Mineração e Metalurgia S.A. (“CAEMI”), where Mr. Camargo Filho also held various positions from 1973 to 2003. From 1963 to 1973, Mr. Camargo Filho held positions at Motores Perkins S.A., including commercial officer and sales and services manager.
Academic background: Law degree from the Universidade de São Paulo (USP).
Luciano Galvão Coutinho, 63: Director of Vale since August 2007.
Other current director or officer positions: President of BNDES.
Professional experience: Partner of LCA Consultores from 1995 until 2007 and executive secretary of the Ministry of Science and Technology from 1985 to 1988. Mr. Coutinho is an invited professor at the Universidade Estadual de Campinas (“UNICAMP”) and has been a visiting professor at the Universidade de São Paulo, the University of Paris XIII, the University of Texas and the Ortega y Gasset Institute.
Academic background: Degree in Economics from the Universidade de São Paulo, where Mr. Coutinho was awarded the Gastão Vidigal prize for best economics student; Master’s degree in Economics from the Economic Research Institute of the Universidade de São Paulo and Ph.D. in Economics from Cornell University.
Eduardo Fernando Jardim Pinto, 47: Director of Vale since April 2009 and Coordinator of CUTVALE.
Professional experience: Member of our Board of Directors from 2005 to 2007 and President of the railroad employees union in the states of Pará, Maranhão and Tocantins. Since 1983, Mr. Jardim Pinto has held several positions at Vale, including as a specialized train conductor.
Academic background: Law degree from Faculdade São Luís, Maranhão.
Advisory Committees to the Board of Directors
Strategic Committee
All members of the Strategic Committee are directors of Vale, and their bios are described above.
Governance and Sustainability Committee
Two members of the Governance and Sustainability Committee are directors of Vale, and their bios are described above. The other member is Ricardo Simonsen.
Finance Committee
Two members of the Finance Committee are directors of Vale, and their bios are described above. The other members are Luiz Maurício Leuzinger and Ricardo Ferraz Torres.
Executive Development Committee
All members of the Executive Development Committee are directors of Vale, and their bios are described above.
Accounting Committee
One member of the Accounting Committee is a director of Vale, and his bio is described above. The other members are Paulo Roberto Ferreira de Medeiros Paulo Ricardo Ultra Soares.

Executive Officers
Roger Agnelli. Chief Executive Officer (since 2001), Permanent Member of the Strategic Committee (since 2001) and Member of the Disclosure Committee (since 2002). His main professional experience in the past five years includes: (i) Chairman of the Board of Directors of Vale Inco Limited (since 2007), Vale’s subsidiary that conducts nickel mining and processing operations, incorporated in Canada, which was previously a public company; (ii) Member of the Global Advisory Board of Anadarko Petroleum Corporation (since 2009), an oil and petrochemical public company; (iii) Member of the International Advisory Committee of the New York Stock Exchange — NYSE (since 2005), stock exchange where Vale lists its American Depositary Receipts (ADRs); (iv) Director of Petróleo Brasileiro S.A. — PETROBRAS (from 2006 to 2007), a public mixed joint stock corporation controlled by the Federal Government, that develops activities related to the exploration of oil and natural gas; (v) Director of ABB Ltd. (since 2002), a power and automation technologies public company; (vi) Director of Duke Energy (from 2004 to 2006), an energy public company; (vii) Director of Spectra Energy Corp. (from 2007 to 2008), an energy public company; and (viii) Director of Suzano Petroquímica S.A. (from 2005 to 2007), currently known as Quattor Petroquimica S.A., a public company that produces thermoplastic resins. In addition, he has held the following positions within public companies: (ix) Executive officer of Banco Bradesco S.A., financial institution; (x) CEO of Bradespar S.A., a holding public company, which is a shareholder of Valepar S.A.; (xi) Director of Companhia Paulista de Força e Luz, an energy company; (xii) Director of Companhia Siderúrgica Nacional (CSN), a steel comapany; (xiii) Director of Latas de Alumínio S.A. — LATASA, currently known as Rexam Beverage Can South America S.A., a private company, which produces metal cans; (xiv) Director of Serra da Mesa Energia S.A., currently known as VBC Energia S.A., a holding company; (xv) Director of Brasmotor S.A., a producer of engines for automotive vehicles; (xvi) Director of Mahle Metal Leve S.A., a producer of engines for automotive vehicles; and (xvii) Director of Rio Grande Energia S.A., an energy company. Academic background: Degree in Economics from the Fundação Armando Álvares Penteado in São Paulo.
Tito Botelho Martins Junior. Executive Officer responsible for Basic Metals Operations (since May 2010) and Member of the Risk Management Committee (since 2008) of Vale, company where he has also held the following positions: Executive Officer for Non-Ferrous Minerals (from December 2008 to May 2010); Executive Officer for Non-Ferrous and Energy (from April to November 2008); Executive Officer for Corporate Affairs and Energy (from 2007 to 2008); Executive Officer for Corporate Affairs (from 2006 to 2007) and Managing Officer of the Corporate Finance Department (from 1999 to 2003). His main professional experience in the past five years, within Vale’s group, includes: (i) CEO and President of Vale Inco Limited (since 2008), Vale’s subsidiary that conducts nickel mining and processing operations, incorporated in Canada, which was previously a public company; (ii) CEO and Investor Relations Officer of Caemi Mineração e Metalurgia S.A. (from 2003 to 2006), a public mining and metallurgy company consolidated by Vale in 2006; (iii) Chairman of the Board of Directors of Albras — Alumínio Brasileiro S.A. (since 2008), a private company that conducts aluminum operations, in which Vale has a 51% interest; (iv) Chairman of the Board of Directors of Alunorte — Alumina do Norte do Brasil S.A. (since 2008), a private company that conducts alumina operations, in which Vale has approximately 57% interest; (v) Chairman of the Board of Directors of Companhia de Alumina do Pará (since 2008), a private company that develops activities related to alumina in which Vale has a 61% interest; (vi) Vice-Chairman of the Board of Directors of Ferrovia Norte Sul S.A. (from 2007 to 2008), a public railroad company, wholly-owned by Vale; (vii) Director of MRS Logística S.A. (from 2004 to 2006), a public railroad company in which Vale holds a 41.50% interest; (viii) Chairman of the Curator’s Council of Fundação Vale do Rio Doce de Habitação e Desenvolvimento Social — FVRD (2007), a foundation sponsored by Vale; and (ix) CFO and Director of Ferrovia Centro-Atlântica S.A. (from 2002 to 2003), a public railroad company, in which Vale holds a 99.99% interest. In addition, he has held the following positions within public companies: (x) Director of FERROBAN — Ferrovias Bandeirantes S.A., currently known as Brasil Ferrovias S.A., a private railroad company; and (xi) Director of Aço Minas Gerais S.A. — Açominas, currently known as Gerdau Açominas S.A., a private steel company. Academic background: Degree in Economics from the Universidade Federal de Minas Gerais (UFMG), Master’s degree in management from the Universidade Federal do Rio de Janeiro (UFRJ) and executive education programs at INSEAD (France) and at the Kellogg School of Management of Northwestern University (United States).

Carla Grasso. Executive Officer responsible for Human Resources and Corporate Services of Vale (since 2001). Previously, Ms. Grasso was the chief human resources, management and information technology officer (from 1997 to 2000). She is also a Member of the Curator’s Council of Fundação Vale do Rio Doce de Habitação e Desenvolvimento Social — FVRD (since 2006), a foundation sponsored by Vale; and Director of Stora Enso Oyj (since March 2010), a public company that develops activities related to production of paper, cartons and wooden products. Academic background: Degree in Economics from the Universidade de Brasília (UNB); Master’s degree in Economic Policies; and executive education programs at INSEAD (France), IMD (Switzerland) and Sloan School of Management, MIT (United States).
José Carlos Martins. Executive Officer responsible for Marketing, Sales and Strategy of Vale (since May 2010). Previously, Mr. Martins served as Executive Officer for Ferrous Minerals (from 2005 to May 2010) and as Executive Officer for Business Development (from April 2004 to May 2005). His main professional experience in the past five years, within Vale’s group, includes: (i) Vice-Chairman of the Board of Directors of Baosteel CSV — Companhia Siderúrgica de Vitória, currently known as Companhia Siderúrgica Ubu (from 2008 to 2009), a wholly-owned steel subsidiary; (ii) Chairman of the Board of Directors of Samarco Mineração S.A. (since 2005), a private company, in which Vale has a 50% interest, and which operates mining and pellet plants; (iii) Vice-President of the Deliberative Council of Thyssenkrupp CSA Siderúrgica do Atlântico Ltda. (since 2008), a steel company in which Vale holds a 25.94% interest; and (iv) Chairman of the Board of Directors of Vale International SA (since 2006), a trading and holding company. In addition, he has held the following positions within public companies: (v) Director of Usinas Siderúrgicas de Minas Gerais S.A. — USIMINAS (2005 to 2006 / 2008 to 2009), a steel public company; (vi) Executive Officer for steel production of Companhia Siderúrgica Nacional, a steel company; (vii) CEO of Latas de Alumínio S.A. — LATASA, currently known as Rexam Beverage Can South America S.A., a private company that produces metal cans; and (viii) CEO of Aços Villares S.A., a special steel company. Academic background: Degree in Economics from Pontifícia Universidade Católica of São Paulo (PUC/SP).
Eduardo de Salles Bartolomeo. Executive Officer responsible for Integrated Operations of Vale (since May 2010). Previously, Mr. Bartolomeo served as Executive Officer of Logistics, Project Management and Sustainability (from April 2009 to May 2010); Executive Officer of Logistics, Engineering and Project Management (from November 2008 to March 2009), Executive Officer of Logistics (from January 2007 to October 2008) and Officer of the Logistics Operations Department (from January 2004 to July 2006). His main professional experience in the past five years, within Vale’s group, includes: (i) Chairman of the Board of Directors of Ferrovia Norte Sul S.A. (since 2007), a public railroad company wholly-owned by Vale; (ii) Chairman of the Board of Directors of Log-In Logística Intermodal S.A. (since 2007), a public company which conducts intermodal logistics activities, in which Vale has a 31.3% interest; (iii) Director of MRS Logística S.A. (from 2008 to 2009), a public railroad company in which Vale holds a 41.50% interest. In addition, he has held the following positions within public companies: (iv) CEO of Petroflex Indústria e Comércio S.A. (from August to December 2006), a rubber company; and (v) Regional Officer of Cia. de Bebidas das Américas — AmBev (from 2003 to 2004), a beverage company. Academic background: Degree in Metallurgical Engineering from the Universidade Federal Fluminense (UFF) and MBA from the Katholieke Universiteit in Leuven, Belgium.
Eduardo Jorge Ledsham. Executive Officer responsible for Exploration, Energy and Projects of Vale since May 2010. Previously, Mr. Ledsham served as Global Officer of Exploration and Project Energy and Fertilizer Development (2008 to 2010) and Officer of Exploration and Mineral Project Development—Brazil, America, Africa, Asia and Oceania (2005 to 2007). His main professional experience in the past five years, within Vale’s group, includes: (i) Chairman of the Board of Directors of Vale Óleo e Gás S.A. (since May 2009), a subsidiary that develops activities related to projects, exploration and development of marine and land deposits of hydrocarbons and their derivatives; (ii) Chairman of the Board of Directors of CADAM S.A. (since December 2009), a subsidiary that produces kaolin for paper coating; (iii) Director of Pará Pigmentos S.A. (since 2009), a subsidiary that produces kaolin; (iv) Director of Rio Doce Australia Pty Ltd. (since June 2006), a coal subsidiary; and (v) Director of Vale Australia (EA) Pty Ltd. (since April 2010), a coal subsidiary. Academic background: Degree in Geology from Universidade Federal de Minas Gerais (UFMG); graduate degrees in Finance from the Instituto Brasileiro de Mercado de Capitais (IBMEC), Companies and Projects Evaluation from Fundação Getúlio Vargas (FGV), Management from Fundação Dom Cabral; and executive education programs in M&A from Harvard Business School and Management from IMD e MIT.

Mário Alves Barbosa Neto. Executive Officer responsible for Fertilizers (since May 2010). His main professional experiences in the past five years include: (i) Chief Executive Officer of Bunge Fertilizantes S.A. (from 2000 to 2010), a private fertilizer company that conducts activities related to the production of pesticides, manure harvests, fertilizers and soil correctives, in which he also served as Member of the Advisory Board (since 2005); (ii) Chief Executive Officer of ANDA — Associação Nacional para Difusão de Adubos (from 1992 to 2010), entity responsible for marketing and the correct use of fertilizers; (iii) Chairman of the Board of Directors of Fosbrasil S.A. (from 1996 to 2010), a private chemical company; (iv) Chairman of the Board of Directors of Fertifos — Administração e Participações S.A. (from 1997 to 2009), a private holding company; (v) Chairman of the Board of Directors of Fertilizantes Fosfatados S.A. — Fosfertil (since 2005), a public company that develops activities related to the production of fertilizers and other products for agriculture and livestock farming, where he also held the position of CEO and Investor Relations Officer (from 1992 to 1996); (vi) Chairman of the Board of Directors of Ultrafertil S.A. (since 2007), a private fertilizer company; (vii) Member of the Board of Directors and Chief Executive Officer of Bunge Brasil S.A. (from 1996 to 2005), formerly known as Serrana S.A. and, before that, Moinho Snatista Indústrias Gerais S.A., a private holding company; (viii) Executive Officer of BPI — Bunge Participações e Investimentos S.A. (from 2006 to 2010), a private holding company; (ix) Director of Santista Têxtil S.A. (from 1996 to 2000), currently know as Tavex Brasil Participações S.A., a private textile company, which was previously a public company; and (x) CFO and Investor Relations Officer of Manah S.A. (from 1980 to 1992), a fertilizer company acquired by Bunge in 2000. Academic background: Degree in Engineering Production from Escola Politécnica da Universidade de São Paulo (USP) and post-graduate degree in Business Administration from Fundação Getúlio Vargas (FGV).
Advisory Committees to the Executive Board
Risk Management Committee
Three members of the Risk Management Committee are directors of Vale, and their bios are described above. The other members are Jennifer Makki and Guilherme Perboyre Cavalcanti.
Disclosure Committee
Two members of the Disclosure Committee are officers of Vale, and their bios are described above. The other members are Fábio Eduardo de Pieri Spina, Marcus Vinicius Dias Severini And Roberto da Cunha Castello Branco.
Fiscal Council
Nelson Machado, 62: Member of the Fiscal Council since 2010 and Executive Secretary of the Ministry of Finance since 2007.
Other current director or officer positions: Member of the Board of Directors of Caixa Econômica Federal (“CAIXA”) and member of the Board of Directors of Brasilprev Seguros e Previdência S.A. (“BRASILPREV”).
Professional experience: Minister of Social Security from 2005 to 2007; executive secretary from 2003 to 2005 and interim minister from 2004 to 2005 of the Ministry of Planning, Budget and Management; member of the Board of Directors of Brasilcap Capitalização S.A. (“BRASILCAP”) from 2007 to 2010.
Academic background: Ph.D. in Accounting and Controlling from FEA/USP.
Antonio José de Figueiredo Ferreira, 55: Member of the Fiscal Council since April 2008.
Professional experience: Chairman of our accounting committee from May 2005 until April 2008. Internal auditing chief of Previ from 1996 to May 2007. Mr. Ferreira worked for Banco do Brasil for 32 years, where he held positions in the audit and information technology areas.
Academic background: Degree in Mechanical Engineering from the Universidade Estadual do Rio de Janeiro; Law degree from the Universidade Federal do Rio de Janeiro; MBA in internal auditing at the Universidade de São Paulo (USP); MBA in Finance and Corporate Law at Fundação Getúlio Vargas (FGV) in Rio de Janeiro; and certificate from the executive education program in Management and Private Pension Programs from the Wharton School of the University of Pennsylvania (United States).

Marcelo Amaral Moraes, 42: Member of the Fiscal Council since 2004 and Director for specialized funds of Grupo Stratus.
Professional experience: Investment manager at Bradespar for six years; worked in the mergers and acquisitions and capital markets departments of Banco Bozano, Simonsen from 1995 to 2000; alternate member of the Board of Directors of Net Serviços S.A. in 2004; alternate member of our Board of Directors in 2003.
Academic background: Degree in Economics from the Universidade Federal do Rio de Janeiro and an MBA from the Universidade Federal do Rio de Janeiro/COPPEAD.
Aníbal Moreira dos Santos, 71: Member of the Fiscal Council since 2005 and of the Fiscal Council of Log-In Logística Intermodal S.A. since April 2009.
Professional experience: From 1998 until his retirement in 2003, served as executive officer of several CAEMI subsidiaries, including: Caemi Canada Inc., Caemi Canada Investments Inc., CMM Overseas, Ltd., Caemi International Holdings BV and Caemi International Investments NV; member of the Fiscal Council of CADAM S.A. from 1999 to 2003; and an alternate member of the Board of Directors of MBR and EBM from 1998 to 2003; chief accounting officer of CAEMI from 1983 to 2003.
Academic background: Degree in Accounting from Fundação Getúlio Vargas, Rio de Janeiro.
b. Criminal conviction, conviction by any administrative proceeding conducted by the Brazilian Securities and Exchange Commission, or disqualification or suspension by a final decision of either a judicial court or any regulatory authority from practicing any professional or commercial activities for the previous five years.
See item 12.12.
12.9 Relationship (as a spouse or significant other) or relationship to the second degree between:
a. Members of the Board of Directors, Executive Board and Fiscal Council of Vale;
b. (i) members of the Board of Directors, Executive Board and Fiscal Council of Vale and (ii) members of management of entities controlled by Vale, either directly or indirectly;
c. (i) members of management of entities controlled by Vale, either directly or indirectly; and (ii) Vale’s direct or indirect controlling shareholders; and
d. (i) members of the Board of Directors, Executive Board and Fiscal Council of Vale and (ii) Vale’s direct or indirect controlling shareholders.
Each and every member of the Board of Directors, Executive Board and Fiscal Council has declared, for all lawful purposes, that he or she is not related (as spouse, or significant other) or have any other kindred relationship to the second degree) to (i) the members of the Board of Directors, Executive Officers Board or members of the Fiscal Council of Vale; (ii) members of management of entities controlled by Vale, either directly or indirectly; (iii) Vale’s direct or indirect controlling shareholders; and (iv) the members of management of Vale’s direct or indirect controlling shareholders.

12.10 Subordination, rendering of services or control relationships for the previous three years between directors/officers and:
a. Entities controlled by Vale, either directly or indirectly;
b. Direct or indirect controlling shareholders of Vale; and
c. Vale’s or its subsidiaries’ or controlling shareholders’ material supplier. client, debtor or creditor.
Each and every member of the Board of Directors, Executive Board and Fiscal Council has declared, for all lawful purposes, that there is no subordination, rendering of services or control relations, between him or her and (i) entities controlled by Vale controls, either directly or indirectly; (ii) Vale’s direct or indirect controlling shareholders; andor (iii) Vale’s or its subsidiaries’ or controlling shareholders’ material suppliers, clients, debtors or creditors for the previous three financial years.
12.11 Insurance
Vale maintains an insurance policy with Zurich Brasil Seguros S/A, valid from 01/12/09 until 01/12/10, with a total deductible of US$150 million, which covers members of the Board of Directors, Executive Board, Fiscal Council, and any other body mentioned in the bylaws, as well as certain employees at the management and strategic level, in both the Company and its subsidiaries (collectively referred to as the “Insured”). The policy covers financial losses resulting from claims against the Insured for acts or omissions during their terms of employment. In addition, the policy provides additional coverage for certain losses incurred by spouses, heirs or successors of the Insured, and the Company’s legal representatives and managers of foreign entities.
12.12 Other relevant information
Pursuant to §1º of Article 26 of the bylaws, Mr. Roger Agnelli shall appoint Mr. Guilherme Perboyre Cavalcanti as Chief Financial and Investor Relations Officer by the next board meeting. Mr. Guilherme Perboyre Cavalcanti will be replacing Mr. Fabio de Oliveira Barbosa, who has resigned.
Mr. Guilherme Perboyre Cavalcanti, Global Finance Director, has certified that (I) he has reviewed the Company’s annual report for the year ended December 31, 2009 (“Annual Report”); (II) all the information contained in this Annual Report meet the requirements set forth in articles 14 and 19 of the Instrução; and (III) the information contained therein is true and accurate.
Below are declarations with respect to any convictions as described under item “12.8 b”:
Board of Directors
Each and every member of the Board of Directors has declared, for all lawful purposes, that he or she was not convicted by any criminal court or any administrative proceeding conducted by the Brazilian Securities and Exchange Commission, or has ever been disqualified or suspended by a final decision of either a judicial court or the regulatory authorities from practicing any professional or commercial activities for the previous five years.
Executive Officers
Each and every member of the Executive Board has declared, for all lawful purposes, that he or she was not convicted by any criminal court, or has ever been disqualified or suspended by a final decision of either a judicial court or the regulatory authorities from practicing any professional or commercial activities for the previous five years.
Each and every member of the Executive Officers Board, except for Mr. Tito Botelho Martins Junior, has declared, for all lawful purposes, that he or she was not convicted by any administrative proceeding conducted by the Brazilian Securities and Exchange Commission for the previous five years.

Mr. Tito Botelho Martins Junior was convicted in the context of the following administrative proceeding conducted by the Brazilian Securities and Exchange Commission:
On January 17, 2007, CVM fined Mr. Tito Botelho Martins Junior, as Caemi Mineração e Metalurgia S.A.’s Investor Relations Officer, R$500,000.00 for not disclosing promptly a “Fato Relevante” regarding the execution of loan agreements with related parties (Administrative Proceeding CVM RJ nº 2006/4776). The appeal to the CRSFN – Conselho de Recursos do Sistema Financeiro Nacional for reversal of this decision is still pending.
On August 22, 2006, all the Officers of Ferrovia Centro-Atlântica S.A. (“FCA”) including Mr. Tito Botelho Martins, as Finance Officer, were reprimanded for not observing the provision contained in §7 of article 170 of the Brazilian Corporate Law, in the context of a capital increase. At that time, CVM argued that the proposal for a capital increase did not contain a detailed economic basis for determining the issuance value of FCA’s shares. The appeal to the CRSFN – Conselho de Recursos do Sistema Financeiro Nacional for reversal of this decision is still pending.
Fiscal Council
Each and every member of the Fiscal Council has declared, for all lawful purposes, that he or she was not convicted by any criminal court or any administrative proceeding conducted by the Brazilian Securities and Exchange Commission, or has ever been disqualified or suspended by a final decision of either a judicial court or the regulatory authorities from practicing any professional or commercial activities for the previous five years.

13. COMPENSATION FOR MANAGERS

13.1 Description of the compensation policy or practices for the Executive Board, the Statutory and Non-Statutory Boards, the Fiscal Committee, the Statutory Committees and the Audit, Risk, Finance and Compensation Committees, covering the following topics:
a. Objectives of the compensation policy or practices
According to the provisions of Article 10, Paragraph 3 of the Bylaws, the Managers’ overall and annual compensation is set at the Annual General Meeting, and takes into account their responsibilities, the time they dedicate to their functions, their competences and professional reputation, and the market value of their services.
Vale is the second largest diversified mining company in the world, and the largest private company in Latin America. It has operations in over thirty countries, a market value of some US$146.9 billion, over 500,000 shareholders in every continent, and around 60,000 employees and 32,000 subcontracted workers active in its operations.
Clearly, Vale is a global company of great complexity and magnitude, whose administration requires an in-depth understanding of its area of business and market, combined with total commitment.
As a global company, Vale is aware that retaining and engaging the right professionals in key roles, especially executive directors, is critical for its success on the mid and long term. As such, the market is always the benchmark, from a perspective of global competition, which means its main competitors, such as the top mining companies and other large global enterprises.
The main factor for compensation and the main objective of the compensation policy adopted is the company’s performance and growth in the short, medium and long term, in line with its strategic plan, while also assuring shareholder value. The compensation policy therefore prioritizes serving the company’s business.
b. Composition of compensation packages
(i) Description of the different elements of the compensation packages and the objectives of each of them; and (iii) the method for calculating and adjusting each of the elements in the compensation packages:
Executive Board
Fixed Compensation
The compensation for the members of the Executive Board is made up exclusively of the payment of a fixed monthly fee. The deputy members receive 50% of the amount paid to the members. The amount paid as fees is aligned with market values. This fixed compensation is designed to remunerate the services of each board member, within their scope of responsibility as members of Vale’s Executive Board. The overall annual compensation for the Managers, including the members of the Executive Board, the Statutory Board, the Fiscal Council and the advisory committees is set at the annual general meeting and distributed by the Executive Board. The members of the Executive Board are eligible to receive a private pension plan from the Vale pension fund (Valia — Fundação Vale do Rio Doce de Seguridade Social).
Members of the Executive Board are not entitled to variable compensation, post-employment benefits motivated by the demise of tenure or stock-based compensation.

Fiscal Board
Fixed Compensation
The compensation for the members of the Fiscal Board is made up of a fixed monthly fee, set at 10% of the average compensation paid to the Executive Directors, excluding benefits, representation monies, and profit shares. Aside from this fixed compensation, the active members of the Fiscal Board have the right to the reimbursement of their transportation, board and lodging expenses incurred while undertaking their duties. Deputys are compensated when they undertake the function when a seat is vacant, or when the member of the board in question is absent or unable to exercise the function. The aim of the fixed compensation is to remunerate the services of each board member, within their scope of responsibility as members of the Company’s Fiscal Board. The fees for Fiscal Board members are adjusted in line with any adjustment made to the Executive Directors’ compensation.
Members of the Fiscal Board are not entitled to variable compensation, post-employment benefits motivated by the demise of tenure or stock-based compensation.
Advisory Committees
Fixed Compensation
The compensation for the members of the Executive Board Advisory Committees (Strategy Committee, Finance Committee, Executive Development Committee, Financial Control Committee, and Governance and Sustainability Committee) is paid for each meeting an executive effectively takes part in, said payment being the same as the monthly fee payable to the deputy members of the Executive Board. As set forth in Paragraph 2 of Article 15 of Vale’s Bylaws, the committee members who are Vale Managers will not be eligible for extra compensation for sitting on the committees. The aim of the fixed compensation is to remunerate each member’s services within the scope of their responsibility as members of the Company’s respective Advisory Committees. The compensation for Advisory Committee members is adjusted in line with the compensation paid to members of the Executive Board.
Members of the Advisory Committees are not entitled to variable compensation, post-employment benefits motivated by the demise of tenure or stock-based compensation.
Executive Board (Statutory Directors)
Fixed Compensation
Fixed monthly compensation set according to competitive market rates and adjusted annually by the IPCA inflation index. The aim of the fixed monthly compensation is to remunerate the services rendered by the statutory directors within the scope of their individual responsibility in managing the Company.
Benefits
Package of benefits that is compatible with market practices, including private healthcare, hospital and dental care, a designated car with driver, private pension scheme and life insurance. Not only are the benefits in line with market practices, but they are also aimed at assuring the executives and their dependents peace of mind when it comes to fundamental issues such as healthcare.
Profit Sharing
Variable annual payment (profit sharing bonus) based on the Company’s earnings and defined by indicators and objective, measurable targets derived from the strategic plan and the annual budget approved by the Executive Board. While assuring market competitiveness, the main aim of the bonus is to acknowledge an executive’s contribution to the Company’s performance and earnings. Based on the rules established in the program, the bonus may even be zero, should the Company fail to meet the targets set for each year. Meanwhile, if the performance is exceptional, the bonus can be raised up to a maximum of 150% of the fixed annual amount.
Post-employment benefits
Statutory Directors can benefit from medical and dental assistance through the Company for up to 12 months after their resignation, so they may seek alternatives outside the corporate plan.

ILP Plan (Long-Term Incentive Plan, as per the acronym in Portuguese)
Long-term variable payment based on the Company’s expected performance in the future, with the aim of retaining and engaging the Managers and aligning them with the future vision of the Company. The sum is defined as 75% of the bonus (profit share) for Executive Directors and 125% of the bonus (profit share) for the calculated on the value effectively paid for said bonus, and transformed, as a reference, into a number of ordinary stock issued by Vale (virtual shares), considering the average price for the Company’s ordinary stock over the last sixty trading days of the previous year. Should the executive remain with the Company, at the end of three years, the number of virtual shares is transformed into a pecuniary value by the average price of the ordinary stock issued by the Company over the last sixty trading days in the third year. The program also compares the Company’s performance against twenty other companies of a similar size (peer group); should Vale come out first in this ranking, the amount calculated is increased by 50%. This percentage is reduced on a sliding scale, such that from first to fifth place, the percentage remains the same, and as of 15th place in the ranking, no payment is made. The program was introduced in 2007, the first payment having been made in January 2010. For further details, please see item 13.4 of the Reference Form.
Prior to the ILP, the Company had a specific program for the Statutory Board, which received 36% of the bonus, payable after 13 months. This program, which has been replaced by the ILP, no longer exists, the last payment having been made in January 2009.
Matching
Like the ILP, Matching is a variable, long-term form of compensation based on the Company’s expected performance in the future. To be eligible to take part in the Matching scheme, an executive should allocate a percentage of his/her bonus (short-term variable compensation) for the purchase of Class A preferred stock issued by Vale, through the mediation of a pre-defined financial institution, under market conditions, on the days set in the scheme, without any benefit being offered by Vale. The percentage bonus that may be allocated per executive for participating in the Matching scheme is based on an assessment of their performance and potential. Those executives who acquire shares under the terms and conditions of the Matching scheme on the stipulated dates and who are still in the employ of Vale three years after they were acquired and who have kept the ownership of all the shares purchased will be eligible for a cash prize. At the end of the three-year period, when the cycle reaches its conclusion, the Managers check that the terms of the scheme, as set forth in the manual, have been followed. Assuming that the terms of the plan have been observed, the Company will pay the executive a net value, as a prize, worth the amount they had purchased in shares as part of the scheme. After the incentive has been paid, the executives are free to sell the preferred stock issued by Vale that they had acquired to join the Matching scheme, in compliance with existing legislation. The main aim of this scheme is to encourage an “owner’s vision”, while also helping to retain executives and reinforce a sustained performance culture. For further details, see item 13.4 of the Reference Form.
Members of the Statutory Director are not entitled to benefits motivated by the cessation of tenure.
Non-Statutory Board
The non-statutory directors are Company employees with a labor contract. There are two groups of executives that fall into this category: “level 5” directors, who normally hold global corporate or business unit functions; and (ii) “level 4” directors, who generally hold regional or local corporate functions, or are responsible for operational systems or areas in the Company’s different businesses.
Fixed Salary
Monthly amount based on the Company’s career plan and accepted practices on the competing market. All positions are assessed using the Hay System. The aim of the fixed salary is, as set out in the labor contract signed by each executive, to remunerate the services rendered within the scope of responsibility attributed to them in undertaking their respective duties within the company. There is no predefined index or frequency for adjusting fixed salaries; when they are adjusted, this is based on changes in market values and the merit of the individual executive.

Benefits
Package of benefits that is compatible with market practices, including private healthcare, hospital and dental care, private pension scheme (Valia) and life insurance. Not only are the benefits in line with market practices, but they are also aimed at assuring the executives and their dependents peace of mind when it comes to fundamental issues such as healthcare.
Profit Sharing
Variable annual payment (profit sharing bonus) based on the Company’s earnings and defined by indicators and objective, measurable targets derived from the strategic plan and the annual budget approved by the Executive Board. While assuring market competitiveness, the main aim of the bonus is to acknowledge an executive’s contribution to the Company’s performance and earnings. Based on the rules established in the program, the bonus may even be zero, should the Company fail to meet the targets set for each year. Meanwhile, if the performance is exceptional, the bonus can be raised up to a maximum of 18 times the monthly salary for “level 5” Directors, and up to 15 times the monthly salary for “level 4” Directors.
Long-Term Incentive Plan (ILP)
Long-term variable payment based on the Company’s expected performance in the future, with the aim of retaining and engaging the executives and aligning them with the future vision of the Company. The sum is defined as 75% of the bonus (short-term variable payment) for “level 5” Directors and 50% of the same bonus for “level 4” Directors, calculated on the value effectively paid for said bonus. This sum is transformed, as a reference, into a number of ordinary stock issued by Vale (virtual shares), considering the average price for the Company’s ordinary stock over the last sixty trading days of the previous year. Should the executive remain with the Company, at the end of three years, the number of virtual shares is transformed into a pecuniary value by the average price of the ordinary stock issued by the Company over the last sixty trading days in the third year. The program also compares the Company’s performance against twenty other companies of a similar size (peer group); should Vale come out first in this ranking, the amount calculated is increased by 50%. This percentage is reduced on a sliding scale, such that from first to fifth place, the percentage remains the same, and as of 15th place in the ranking, no payment is made. The program was introduced in 2007, the first payment having been made in January 2010.
Matching
Like the ILP, Matching is a variable, long-term form of compensation based on the Company’s expected performance in the future. To be eligible to take part in the Matching scheme, an executive should allocate a percentage of his/her bonus (short-term variable compensation) for the purchase of Class A preferred stock issued by Vale, through the mediation of a pre-defined financial institution, under market conditions, on the days set in the scheme, without any benefit being offered by Vale. The percentage bonus that may be allocated per executive for participating in the Matching scheme is based on an assessment of their performance and potential. Those executives who acquire shares under the terms and conditions of the Matching scheme on the stipulated dates and who are still in the employ of Vale three years after they were acquired and who have kept the ownership of all the shares purchased will be eligible for a cash prize. At the end of the three-year period, when the cycle reaches its conclusion, the Managers check that the terms of the scheme, as set forth in the manual, have been followed. Assuming that the terms of the plan have been observed, the Company will pay the executive a net value, as a prize, worth the amount they had purchased in shares as part of the scheme. After the incentive has been paid, the executives are free to sell the preferred stock issued by Vale that they had acquired to join the Matching scheme, in compliance with existing legislation. The main aim of this scheme is to encourage an “owner’s vision”, while also helping to retain executives and reinforce a sustained performance culture. For further details, see item 13.4 of the Reference Form.
Post-employment benefits
Non Statutory Directors may enjoy Statutory Medical-Dental-Hospital assistance through the Company for up to six (6) months after resignation so that they may look for alternatives outside the corporate plan.

Benefits Driven by the Cessation of Position
Non Statutory Directors receive individualized service guidance for career transition (outplacement) from a specialized company indicated by Vale.
Non-Statutory Committees
The Company also has two non-statutory committees: the Risk Committee and the Communication Committee. All the seats on the non-statutory committees are held by the Company’s statutory and non-statutory directors, who do not receive any extra compensation for this function.
(ii) Proportion of each element to make up the total compensation package
The proportions for 2009 were as shown in the table below:

	% of total compensation package paid as:
				Pos-
	Fixed		Profit	employment	Long-Term
	Compensation	Benefits	Share	benefits	Incentive	Total
Executive Board	100%	—	—	—	—	100%
Statutory Board	32.0%	13.7%	44.3%	0.7%	9.3%	100%
Non-Statutory Board	40.3%	21.4%	33.9%	0.6%	3.8%[1]	100%
Fiscal Board	100%	—	—	—	—	100%
Advisory Committees	100%	—	—	—	—	100%

Note 1 —	Relative to plan arising from the acquisition of Vale Inco Limited.
c. Main performance indicators that are taken into consideration when determining each element of the compensation package
All the definitions concerning the compensation of Statutory Directors are sustained by market research, supported by one or more specialized consultancies, assessed by the Executive Development Committee and approved by the Executive Board.
The main performance indicators are the Company’s performance in comparison with its main competitors (top five mining companies), its cash flow return on gross investments (CFROGI), as well as general productivity, safety and environmental indicators.
d. How the compensation package is structured to reflect the development of the performance indicators
The executives’ performance targets, which are used to structure the payment of their profit share (bonus), derive from the strategic plan and the budget, both approved by the Executive Board, which are reviewed each year to sustain the targets and expected results for the Company.
Further, the long-term incentive payments (ILP and Matching scheme) are pegged to some of the Company’s performance indicators: the price of its shares on the market, and its position relative to its peer group (a group of twenty companies of a similar size).

e. How the compensation policy is aligned with the Company’s short-, medium- and long-term interests
As already stressed, the main factor for compensation is the Company’s performance and growth on the short, medium and long term, in line with its strategic plan, while also assuring shareholder value. As such, the long-term incentives are structured with a three-year elimination period, and mirror changes in the Company’s performance indicators.
f. Existence of compensation supported by subsidiaries, and direct or indirect affiliates or holding companies
One of the Company’s executive directors is also the President and Chief Executive Officer of Vale Inco Limited, a Vale subsidiary. As such, part of this executive’s fixed compensation and benefits is paid by Vale Inco Limited.
g. Existence of any compensation or benefits connected to the occurrence of a given corporate event, such as the sale of the Company’s controlling interest
There is no compensation or benefit for the members of the Fiscal or Executive Boards, Statutory or Non-Statutory Committees, or the Executive or Non-Executive Board that is in any way connected to the occurrence of any corporate event.

13.2 With respect to compensation acknowledged in the results of the last 3 accounting reference periods and the estimated compensation for the current accounting reference period for the Executive Board, the Statutory Board and the Fiscal Board:

Estimates for the Accounting Reference Period to be closed on December 31, 2010
	Executive		Statutory			Fiscal
	Board		Directors			Board		Total
Number of members	11 full members and 11 deputy members			8		4 full members and 4 deputy members			38
Annual fixed compensation		—		—			—		—
Salaries or pro-labore fees	R$	4,554,000.00	R$	18,501,252.00		R$	1,152,000.00	R$	24,207,252.00	[3]
Direct and indirect benefits		—	R$	3,425,413.00			—	R$	3,425,413,00
Compensation for participation in Committees		—		—			—		—
Other		—		—			—		—
Variable Compensation		—		—			—		—
Bonus		—	R$	20,902,657.00			—	R$	20,902,657.00
Profit share		—		—			—		—
Compensation for participation in meetings		—		—			—		—
Commissions		—		—			—		—
Other		—		—			—		—
Post-employment benefits		—		—			—		—
Employment cessation benefits		—	R$	7,422,638.00	[1,2]		—	R$	7,422,638.00
Stock-based compensation		—	R$	23,575,073.00	[3]		—	R$	23,575,073.00
Amount of compensation per board or committee	R$	4,554,000.00	R$	73,827,033.00		R$	1,152,000.00	R$	79,533,033.00

Notes:

1 —	Payments made to three former Executive Directors who withdrew from the Company in the years ended 2008 and 2009.

2 —	Considering ILP Program described in Section 13.1 (b).

3 —
Amount discounted from INSS. The total amount paid as salary or pro-labore to managers, including the INSS, corresponding to R$5,464,800.00 to the Board of Directors, R$22,201,502.00 to the Statutory Directors and R$1,382,400.00 to the Audit Committee. Thus, the total amount to be paid as salary or pro-labore to members of the Board of Directors, Statutory Directors and the Fiscal Board amounts to R$29,048,702.00.

Accounting reference period closed on December 31, 2009
	Executive Board		Statutory Board			Fiscal Board		Total
Number of members	11 full members and 10 deputy members			6.33		4 full members and 3 deputy members			34
Annual fixed compensation
Salaries or pro-labore fees	R$	3,249,794.00	R$	13,763,807.00		R$	824,000.00	R$	17,837,601.00
Direct and indirect benefits		—	R$	2,975,951.00			—	R$	2,975,951.00
Compensation for participation in Committes		—		—			—		—
Other		—		—			—		—
Variable Compensation		—		—			—		—
Bonus		—	R$	19,057,843.00			—	R$	19,057,843.00
Profit share		—		—			—		—
Compensation for participation in meetings		—		—			—		—
Commissions		—		—			—		—
Other		—		—			—		—
Post-employment benefits		—	R$	282,556.79			—	R$	282,556.79
Employment cessation benefits		—	R$	2,981,751.00	[2]		—	R$	2,981,751.00
Stock-based compensation		—	R$	3,985,738.00	[3]		—	R$	3,985,738.00
Amount of compensation per board or committee	R$	3,249,794.00	R$	43,047,646.79		R$	824,000.00	R$	47,121,440.79

Notes:

1 —
The criterion adopted was the annual average number of members of the Statutory Board as per the monthly records. For the other boards and committees, the number of members remained constant throughout the year.

2 —	This amount includes payments made to 2 Executive Managers whose contracts were rescinded in Dec 2008 and Mar 09, respectively.

3 —	Amounts paid within the scope of the ILP Program, as described under item 13.1(b) above.
Pursuant to the provisions of art. 67 of CVM directive no. 480/09, no information concerning 2007 and 2008 accounting reference period shall be submitted.

13.3 With respect to to variable compensation in the last 3 accounting reference periods and compensation estimated for the current accounting reference period for the Executive Board, the Statutory Board and the Fiscal Board:

Estimates for the accounting reference period to be closed on December 31, 2010
	Executive	Statutory		Fiscal
	Board	Board		Board	Total
Number of members	11 full members and 11 deputy members	8		4 full members and 4 deputy members	38
Bonus
Minimum amount estimated by compensation plan	—	0		—	0
Maximum amount estimated by compensation plan	—	R$26,615,414.00	[1]	—	R$26,615,414.00
Amount estimated by the compensation plan if pre-established goals are met	—	R$17,743,609.00	[2]	—	R$17,743,609.00
Profit share
Minimum amount estimated by compensation plan	—	—		—	—
Maximum amount estimated by compensation plan	—	—		—	—
Amount estimated by the compensation plan if pre-established goals are met	—	—		—	—
Notes:

1 —	Amount stands for 150% of Fixed Annual Compensation paid to the Statutory Board.

2 —	Amount stands for 100% of Fixed Annual Compensation paid to the Statutory Board.

Accounting reference period closed on December 31, 2009
	Executive	Statutory		Fiscal
	Board	Board		Board	Total
Number of members	11 full members and 10 deputy members	71		4 full members and 3 deputy members	37
Bonus
Minimum amount estimated by compensation plan	—	0		—	0
Maximum amount estimated by compensation plan	—	R$23,153,617.00	[2] 2	—	R$23,153,617.00
Amount estimated by the compensation plan if pre-established goals are met	—	R$15,435,745.00	3	—	R$15,435,745.00
Amount actually acknowledged in the formal results	—	R$19,057,843.00		—	R$19,057,843.00

Accounting reference period closed on December 31, 2009
	Executive	Statutory	Fiscal
	Board	Board	Board	Total
Profit share
Minimum amount estimated by compensation plan	—	—	—	—
Maximum amount estimated by compensation plan	—	—	—	—
Amount estimated by the compensation plan if pre-established goals are met	—	—	—	—
Amount actually acknowledged in the formal results	—	—	—	—
Notes:

1 —	Taking into consideration one Executive manager do whose contract was rescinded during the accounting reference period of 2009.

2 —	Amount stands for 150% of Fixed Annual Compensation paid to the Statutory Board.

3 —	Amount stands for 100% of Fixed Annual Compensation paid to the Statutory Board.
Pursuant to the provisions of art. 67 of CVM directive no. 480/09, no information concerning 2007 and 2008 accounting reference period shall be submitted.

13.4 With respect to the stock-based compensation plan for the Executive Board and the Statutory Board, which was in force in the last accounting reference period and which is estimated for the current accounting reference period:
The Company has two stock-based compensation plans for the Statutory Board, which are not extended to the Executive Board. Neither plan grants permission for Company stock purchasing option, but only the payment of a bonus as per the market quotation for the Company stock.
a. General Terms and Conditions
ILP Plan (Long-Term Incentive Plan, as per the acronym in Portuguese)
Long-term variable payment based on the Company’s expected performance in the future, with the aim of retaining and engaging the Managers and aligning them with the future vision of the Company. The sum is defined as 75% of the bonus (profit share) for Executive Directors and 125% of the bonus (profit share) for the calculated on the value effectively paid for said bonus, and transformed, as a reference, into a number of ordinary stock issued by Vale (virtual shares), considering the average price for the Company’s ordinary stock over the last sixty trading days of the previous year. Should the executive remain with the Company, at the end of three years, the number of virtual shares is transformed into a pecuniary value by the average price of the ordinary stock issued by the Company over the last sixty trading days in the third year. The program also compares the Company’s performance against twenty other companies of a similar size (peer group); should Vale come out first in this ranking, the amount calculated is increased by 50%. This percentage is reduced on a sliding scale, such that from first to fifth place, the percentage remains the same, and as of 15th place in the ranking, no payment is made. The program was introduced in 2007, the first payment having been made in January 2010.
• Matching. Like the ILP, Matching is a variable, long-term form of compensation based on the Company’s expected performance in the future. To be eligible to take part in the Matching scheme, an executive should allocate a percentage of his/her bonus (short-term variable compensation) for the purchase of Class A preferred stock issued by Vale, through the mediation of a pre-defined financial institution, under market conditions, on the days set in the scheme, without any benefit being offered by Vale. The percentage bonus that may be allocated per executive for participating in the Matching scheme is based on an assessment of their performance and potential. Those executives who acquire shares under the terms and conditions of the Matching scheme on the stipulated dates and who are still in the employ of Vale three years after they were acquired and who have kept the ownership of all the shares purchased will be eligible for a cash prize. At the end of the three-year period, when the cycle reaches its conclusion, the Managers check that the terms of the scheme, as set forth in the manual, have been followed. Assuming that the terms of the plan have been observed, the Company will pay the executive a net value, as a prize, worth the amount they had purchased in shares as part of the scheme. After the incentive has been paid, the executives are free to sell the preferred stock issued by Vale that they had acquired to join the Matching scheme, in compliance with existing legislation. The main aim of this scheme is to encourage an “owner’s vision”, while also helping to retain executives and reinforce a sustained performance culture.
b. Major Plan Objectives
The major objectives of both the ILP and the Matching Plan are retention of the Company`s major executives by fostering their engagement to the Company and encouraging a “stockholder view”, so that they become committed to mid and long term results.
c. How the plans contribute for the achievement of these objectives
Both the ILP and the Matching Plan promote the alignment of the stockholders` and the statutory board members` interests, as they ensure gains for the board members only as long as there are gains for the Company as well.

d. Where the plans fit into the Company’s compensation policy
Both the ILP and the Matching Plan fit into Vale’s compensation policy once they constantly foster a competitiveness level that complies with the Company business and the competitive market context. Both the ILP and the Matching Plan have been designed upon the support provided by specialized consulting services and upon the consideration of domestic and international market trends and moves.
e. How the plans promote the alignment between management and the Company interests at short, mid and long term
The design of both the ILP and the Matching Plan lies upon the executive’s annual performance and its baseline is the profit share bonus as assigned incentives. The Plans also comprise the Company’s performance rate upon company stocks fluctuated value in the past three years and the Company’s performance relative to other companies of similar size within the same industry and the same reference period.
f. Maximum number of comprised stocks
Not applicable. No stock purchasing option is granted within the scope of either the ILP or the Matching Plan. The number of virtual ordinary stocks granted as reference within the scope of ILP plan varies according to each executive’s profit share bonus and the average quotation for Vale’s issued stocks within a specific number of stock market floor sessions prior to such grant. Within the scope of the Matching Plan, an executive is given the option to allocate 30 or 50% of his/her bonus to purchase the Company’s class A preferred stocks and so become eligible to the plan.
g. Maximum number of options to be granted
Not applicable. No stock purchasing option is granted within the scope of either the ILP or the Matching Plan.
h. Stock purchasing conditions
Not applicable. No Company stock purchasing option is granted within the scope of either the ILP or the Matching Plan. Once assessed, the amount owed to executives within the scope of either Plan is paid in cash.
i. Criteria for stock pricing or option reference period
Not applicable. As no stock purchasing option nor stock purchase are granted within the scope of either Plan, it makes no sense setting criteria for stock pricing or option reference period.
With respect to the ILP Plan, the amount owed to executives is calculated as per the valuation of a given number of Vale’s virtual ordinary stocks within the period of the past three years, and is based upon the stock average initial quotation of the last 60 stock market floor sessions prior to the incentive grant, and the stock average final quotation at the closing of the last 60 stock market floor sessions of the third year. This figure is then multiplied by a Company performance factor as a relative value to a peer group comprising 20 similar-size global companies. Face to the Company ranking within the latter global companies group, the ILP Plan may have its amount expanded by up to 50% or it might be even zeroed.

However, for the Matching Plan, the net amount to be paid to executives as incentives is calculated upon the number of Company class A preferred stocks purchased by the executive in order to become eligible to the Plan.
j. Criteria for establishing the reference period
Not applicable. As mentioned above, no Company stock purchasing option is granted within the scope of either the ILP or the Matching Plan. Therefore, there is no reference period.
However, both the ILP and the Matching Plan pre-establish that the payment of incentives be made after a three-year grace period.
k. Liquidation conditions
Both the ILP and the Matching Plan pre-establish that premiums be paid in cash.
l. Restrictions to stock transfer
With respect to the Matching Plan, the executive will lose his/her right to the premium if he/she transfers, within the three-year period, any Company preferred stock that is plan-bonded.
Not applicable to the ILP Plan, though, once this Plan’s participants are not required to retain their stockholding position in the company nor are they granted any stocks within the scope of the Plan.
m. Criteria and events that, upon occurrence, shall result in the plan suspension, change or extinction
With respect to the Matching Plan, any transference of Vale’s issued preferred stocks that are plan-bonded before the three-year grace period or the executive’s severance generate the extinction of any rights whatsoever that they would otherwise be entitled to within the scope of the Plan.
However, with respect to the ILP Plan, the executive’s severance generates the extinction of any rights whatsoever that they would otherwise be entitled to within the scope of the Plan.
n. Effects generated by the Company’s Board and Committee Manager’s departure upon his/her rights as provided by the stock-based compensation plan
As the Plan works as a retention mechanism, if the Manager resigns, he/she shall lose all his/her rights to the long-term plans — ILP and Matching. In case the Manager’s contract is rescinded or no t renewed by the Company, the participant shall receive all the ILP Plan incentives he had purchased prior to the contract recision or termination date.

13.5 Number of stocks or direct or indirect stock holdings, either in Brazil or overseas, and other securities that might be converted into stock or quotas, issued by the Company, direct or indirect affiliates, subsidiaries or companies under common control, by members of the Executive Board, of the Statutory Board or the Fiscal Board, grouped per board or committee, on the closing date of the last accounting reference period:
(a) the number of stocks or direct or indirectly quotas of stocks issued by Vale either in Brazil or overseas held by its Board of Directors members, Executive Officers and Fiscal Council members, grouped by board or committee, on the closing day of the last accounting reference period:
VALE S.A.

Stockholders	Common		Preferred
Board of Directors	1,284		54,399
Executive Officers	156,044	(*)	869,357	(*)
Fiscal Council	0		0

Total	157,328		923,756

(*)	Including 20.00 VALE shares and 70.560 VALE.P shares owned as American Depositary Receipts (ADRs), at the New York Stock Exchange.
(b) the number of stocks or direct or indirectly quotas of stocks issued by Vale either in Brazil or overseas held by its Board of Directors members, Executive Officers and Fiscal Council members, grouped by board or committee, on the closing day of the last accounting reference period:
VALEPAR S.A.

Stockholders	Common	Preferred
Board of Directors	13	0
Executive Officers	0	0
Fiscal Council	0	0

Total	13	0

BRADESPAR S.A.

Stockholders	Common	Preferred
Board of Directors	408	1,648
Executive Officers	0	0
Fiscal Council	2,104	6,384

Total	2,512	8,032

BNDES PARTICIPAÇÕES S.A. — BNDESPAR

	Non-convertible	Convertible
	Debentures	Debentures
Stockholders	(BNDP-41)	(BNDP-42)
Board of Directors	0	0
Executive Officers	0	0
Fiscal Council	10	1

Total	10	1

MITSUI & CO., LTD

Stockholders	Common	Preferred
Board of Directors	50,140	0
Executive Officers	0	0
Fiscal Council	0	0

Total	50,140	0

(c) number of stocks or direct or indirectly quotas of stocks and other securities that might be converted in stocks or quotas of stocks issued either in Brazil or overseas by Vale’s affiliates and subsidiaries held by its Board of Directors members, Executives Officers and Fiscal Council members, grouped by board or committee on the closing day of the last accounting reference period:
FERROVIA CENTRO ATLÂNTICA S.A.

Stockholders	Common	Preferred
Board of Directors	0	0
Executive Officers	0	0
Fiscal Council	0	0

Total	0	0

FERROVIA NORTE SUL S.A.

Stockholders	ON	PN
Board of Directors	0	0
Executive Officers	1	0
Fiscal Council	0	0

Total	1	0

LOG-IN — LOGÍSTICA INTERMODAL S/A

Stockholders	Common	Preferred
Board of Directors	2	0
Executive Officers	402	0
Fiscal Council	0	0

Total	404	0

MRS LOGÍSTICA S.A.

Stockholders	Common	Preferred
Board of Directors	0	0
Executive Officers	0	0
Fiscal Council	0	0

Total	0	0

PT INTERNATIONAL NICKEL INDONESIA TBK

Stockholders	Common	Preferred
Board of Directors	0	0
Executive Officers	0	0
Fiscal Council	0	0

Total	0	0

FERTILIZANTES FOSFATADOS S.A. — FOSFERTIL

Stockholders	Common	Preferred
Board of Directors	0	0
Executive Officers	4	0
Fiscal Council	0	0

Total	4	0

Except for shares held by virtue of position held in the Board of subsidiaries of Vale, the members of the Board of Directors, Statutory Directors and the Fiscal Board of the Company do not have other securities issued by subsidiaries of

Position held by
	Board of Directors	Statutory Directors	Fiscal Board
Subsidiaries
CADAM S.A.		01 - Common
PARÁ PIGMENTO S.A.		02 - Common
VALE ÓLEO E GÁS S.A.		01 - Common
VALE SOLUÇÕES EM ENERGIA S.A.		02 - Common
SAMARCO MINERAÇÃO S.A.		01 - Common
MINERAÇÕES BRASILEIRAS REUNIDAS S.A. — MBR		01 - Common
EMPREENDIMENTOS BRASILEIROS DE MINERAÇÃO S.A. — EBM		01- Common
MINERAÇÃO RIO DO NORTE S.A. — MRN		01 - Common
ALUMINA DO NORTE DO BRASIL S.A. — ALUNORTE		01 - Common
ALUMINIO BRASILEIRO S.A. — ALBRÁS		01 - Common
COMPANHIA DE ALUMINA DO PARÁ — CAP		01 - Common

13.6 With respect to stock-based compensation, as acknowledged in the past three accounting reference periods and as estimated for the current accounting reference period, for Executive Board and the Statutory Board.
The Matching Plan was established in 2008 and provides for a three-year grace period. Therefore, the incentive within the scope of this Plan shall only be due by the Company in April 2011.
The information below refers to the Long Term Incentive Plan (Plano de Incentivo a Longo Prazo — ILP) described in details at item 13.4 (l). As the Plan does not contemplate the concession of call options, but is based on the Company’s share prices to define the value to be paid as incentive to executive officers, a majority of the information below is not applicable.

Estimates for the accounting reference period to be closed on December 31, 2010
	Executive	Statutory
	Board	Board		Total
Number of members	—	6		6
With respect to each option grant
Grant date	—	March 2010		—
Number of granted options	—	—		—
Deadline for options to become redeemable	—	January 2013		—
Deadline for redeeming options	—	—		—
Grace period for stock transfer	—	—		—
Pondered average price within accounting reference period for each of the following option groups	—
Outstanding at the beginning of the accounting reference period	—	—		—
Not redeemed throughout accounting reference period	—	—		—
Redeemed within accounting reference period	—	—		—
Expired within accounting reference period	—	—		—
Fair option price on grant date	—	R$18,986,037.00	[1]	R$18,986,037.00
Potential dilution in case all granted options were redeemed	—	—		—
Note:

1 —	Calculations performed upon bonus % (profit share) as paid on March 2010.

Accounting reference period closed on December 31, 2009
	Executive	Statutory
	Board	Board		Total
Number of members	—	7		5
With respect to each option grant
Grant date	—	February 2009		—
Number of granted options	—	—		—
Deadline for options to become redeemable	—	January 2012		—
Deadline for redeeming options	—	—		—
Grace period for stock transfer	—	—		—
Pondered average price within accounting reference period for each of the following option groups
Outstanding at the beginning of the accounting reference period	—	—		—
Not redeemed throughout accounting reference period	—	—		—
Redeemed within accounting reference period	—	—		—
Expired within accounting reference period	—	—		—
Fair option price on grant date	—	R$14,566,434.00	[1]	R$14,566,434.00
Potential dilution in case all granted options were redeemed	—	—		—
Note:

1 —	Calculations performed upon bonus % (profit share) as paid on February 2009.
13.7 With respect to outstanding options for the Executive Board and the Statutory Board at the closing of the last accounting reference period
Not applicable. See items 13.4 and 13.6 above.
13.8 With respect to redeemed and delivered options for the Executive Board and the Statutory Board, in the past three accounting reference periods
Not applicable. See items 13.4 and 13.6 above.
13.9 Summary of relevant information aiming at a broader understanding of data presented under items 13.6 through 13.8 above, as well as an explanation of the pricing method used for stock and option values
Not applicable.
13.10 Private Pension Funds in force granted to members of the Executive Board and the Statutory Board
Pursuant to contract provisions, the Company pays for both the employer’s and the employee’s share, up to 9% of the fixed compensation, to Valia — Fundação Vale do Rio Doce de Seguridade Social (Vale do Rio Doce Social Security Foundation), or to any other private pension fund chosen by the Statutory Board member.
At Valia, the minimum required age for benefit eligibility, including a retirement plan, is 45 years of age, after having contributed for the given plan for a minimum grace period of 5 years. Six of the seven current members of the Executive Board are members of this plan and they have all already acquired the right to enjoy the benefits.

Valia — Fundação Valor do Rio Doce de Seguridade Social
	Executive	Statutory
	Board	Board		Total
Number of members	11 full members and 10 deputy members		5		26
Plan name	Pre-Established Contribution Plan “Vale Mais”
Number of managers that are eligible for retirement benefits	—		5		5
Eligibility to early retirement	—		—		—
Updated value of accumulated contributions to social security and pension plan up until the closing of the last accounting reference period, minus amounts paid by managers	—	R$	5,015,938.00	R$	5,015,838.00
Total accumulated amount of contributions paid throughout the last accounting reference period, minus amounts paid by managers	—	R$	854,559.00	R$	854,559.00
Eligibility for advanced redemption and conditions	—		—		—
One of the members of the Statutory Board is a member of a private pension fund managed by Bradesco Vida e Previdência S.A., which is described below:

Bradesco Vida e Previdência S.A.

Plan name	BD Plan (Pré-established Benefits) and PGBL Plan (Pre-established Contribution)
Number of managers that are eligible for retirement benefits	1
Eligibility to early retirement	1
Updated value of accumulated contributions to social security and pension plan up until the closing of the last accounting reference period, minus amounts paid by managers	R$3,282,520.00
Total accumulated amount of contributions paid throughout the last accounting reference period, minus amounts paid by managers	R$425,884.00
Eligibility for advanced redemption and conditions	—
13.11 Managers’ Average Compensation
Information not disclosed due to injunctive relief granted by the Honorable Judge of the 5th Circuit Court of Federal Justice of Rio de Janeiro to IBEF/RJ, to which Vale and the company executives are linked.

13.12 Contract agreements, insurance policies or other instruments that might underlie the compensation or indemnity mechanisms applicable to managers in the occurrence of dismissal or retirement, and the financial burden they result in for the Company.
The contracts signed by members of the Statutory Board have a provision for indemnity for contract rescission or non-renewal once such events are generated by the Company. In the latter case, the following amounts and conditions are provided for: (i) 2 (two) fixed annual salaries for the Managing President; or (ii) 1 (one) fixed annual salary for the Executive Managers. Indemnity payment is made in four quarterly payments and conditioned to a non-compete agreement to be in force for the following 12 months.
The contract also provides for a Life Insurance Policy, whose insured capital is worth twice as much as the fixed annual compensation, for the purposes of death or total permanent disability (TPD).
No other type of contract agreement is drawn with members of the Executive Board or the Fiscal Board. The same applies to any other types of contract agreements, life insurance policies or any other instruments that might underlie compensation or indemnity mechanisms in case an executive is dismissed or retires.
13.13 With respect to the last three accounting reference periods, disclose the percentage of total compensation for each board or committee as acknowledged in the Company results and which applies to members of the Executive Board, of the Statutory Board or the Fiscal Board, that are somehow connected to direct or indirect affiliates, in compliance with the accounting rules that govern this matter.

Board or Committee	Accounting reference period closed on December 31, 2009
Executive Board	83.37%
Statutory Board	0%
Fiscal Board	25.00%
Pursuant to the provisions of art. 67 of CVM directive no. 480/09, no information concerning 2007 and 2008 accounting reference period shall be submitted.
13.14 With respect to the last three accounting reference periods, disclose the amounts as acknowledged in the Company results for compensation paid to members of the Executive Board, of the Statutory Board or the Fiscal Board, grouped by board or committee, for any purpose other than the function they perform, such as commissions, consulting or advisory services.
No payments of any other type rather than for the function they perform were made to any member of the Executive Board, of the Statutory Board or the Fiscal Board.

13.15 With respect to the last three accounting reference periods, disclose the amounts as acknowledged in the results released by direct or indirect affiliates, subsidiaries or companies under common control, by members of the Executive Board, of the Statutory Board or the Fiscal Board, grouped per board or committee, specifying the purpose of such amounts paid to the referred individuals.

Board or Committee	Accounting reference period closed on December 31, 2009
Executive Board	—
Statutory Board	R$707,352.00 ‘(Annual Fixed Compensation: R$515,523.00 / Direct and indirect benefits: R$191,829.00)
Fiscal Board	—
Note:

1 —	The above amount refers to compensation paid to an Executive Manager working a tour controlled company Vale Inco Limited, in Canada.
Pursuant to the provisions of art. 67 of CVM directive no. 480/09, no information concerning 2007 and 2008 accounting reference period shall be submitted.
13.16 Other information that the Company might judge relevant
There is no other relevant information with respect to item “13”.

14. HUMAN RESOURCES

14.1 Description of the Company’s Human Resources
a. the number of employees (total, by groups based on activity and by geographic location)
The chart below shows the number of our employees in the financial years closed 31 December 2007, 2008 and 2009, by activity and by geographic location:

	Financial Year ended 31st December of:
	2007	2008	2009
Total number of own employees	57,043	62,490	60,036

Per business area
Ferrous	23,589	25,871	25,006
Non ferrous	19,716	21,267	19,358
Coal	723	901	1,103
Logistics	13,152	14,539	14,620
Others	3,225	3,414	3,374
Per geographical area
Brazil	45,593	50,080	48,600
Canada	7,364	7,994	6,757
Indonesia	3,887	3,800	3,467
New Caledonia	570	790	856
Australia	637	833	834
USA	625	623	572
China	593	580	517
Mozambique	89	107	125
Peru	63	213	297
Colombia	5	6	177
Chile	22	56	58
Others	957	910	1,201
b. the number of outsourced employees (total, by groups based on activity and by geographic location)
the chart below shows the number of our outsourced in the financial years closed 31 December 2007, 2008 and 2009, by activity and by geographic location:

	Financial Year ended 31st December of:
	2007	2008	2009
Total number of outsourced employees	90,857	83,204	80,571

Per business area
Ferrous	28,588	23,481	20,551
Non ferrous	33,205	27,490	30,139
Coal	777	2,273	5,535
Logistics	15,131	15,560	12,932
Others	14,618	15,861	14,195
Per geographical area
Brazil	78,420	71,693	63,229
Canada	2,300	2,261	1,189
Indonesia	4,191	3,584	2,710
New Caledonia	6,000	3,291	3,756
Australia	438	669	842
USA	0	22	16
China	46	2	5
Mozambique	339	1,631	4,104
Peru	70	786	3,027
Colombia	5	3	606
Chile	204	391	877
Others	306	332	2,991

c. employee turnover index
The index of employee turnover (churn) in financial years ending in 2007, 2008 and 2009 was 4.0%, 8.0% and 10.5%, respectively.
d. the company’s exposure to labor liabilities and contingencies
The company is defendant in 19,943 labor and pension related lawsuits, involving the total value of R$7.7 billion, for which there is a provision for R$1.2 billion by reason of the risks involved. The labor and pension related lawsuits brought against the Company deal with matters such as: overtime, hours traveling, additional pay for unhealthy and dangerous working conditions, and outsourcing, among others.
14.2 Comments about any relevant change that occurred with regard to the figures in the item “14.1” above.
There has been no material change that occurred with regard to the figures in the previous item.
14.3 Description of Company employee remuneration policies
a. Salary and variable remuneration policy
The policy for salaries and variable remuneration for statutory and non-statutory Directors is described in item 13 of this reference form.
Vale follows the practice already adopted in recent years to carry out comparative research on remuneration offering all its own employees a salary equal to or higher than the legal minimum practiced in each location. Strengthening the culture for better results. The remuneration package for each employee contemplates the payment of variable remuneration, calculated according to the results achieved by the performance of company, Department, individual or team.
In Vale’s own units, performance assessment is based on annual goals aligned to business strategy. These evaluations are conducted through an interactive process between employees and their managers, as well as computer systems, in which the results are logged. The goals also serve as a basis for the Variable Remuneration program, which awards employees for meeting or exceeding job expectations.
For the short-term performance (annual), the goals are defined based on the key strategic objectives and annual budget, established by measuring economical-financial performance, technical and operational performance and sustainability (management, health and safety and environment).

In November 2009, Vale signed an agreement for two years with a group of 14 trade unions in Brazil representing 76% of the total number of employees of the Company. As a result of the agreement, there was a salary increase of 7% in November 2009, which will be followed by another increase of 7% in November 2010. The terms of the collective agreement signed between Vale and the unions also apply to non-Union employees. In Vale Inco, the salaries of their unionized employees are established through collective agreements.
Certain employees who are part of the management framework of Vale participate in incentive programs, and may also receive deferred bonuses with periods of three years based on the performance of the Company, in which one of these programs is evaluated by total shareholder return relative to a group of similar businesses (peers) during the reference period.
b. Benefits policy
The benefits are part of the total rewards package that ensures the employee — and their legal dependants — protection and security during the term of the contract of employment.
Vale establishes global guidelines for granting benefits to ensure that they are offered consistently in the various countries where Vale is present, bearing in mind the goals of its business in each locality, the HR philosophy and corporate strategy, in addition to the legal requirements of the country and given the local market conditions.
Benefits considered essential are welfare, health plan, life and accident insurance and income plans for times when the employee leaves the Company. Benefits such as transport vouchers, education, Employee assistance plan, meals at work and personal accident insurance are offered in accordance with the specificity of each location.
As a result of globalization of the benefits offered, Vale implemented an offshore pension fund. This Fund is for foreign employees admitted in countries where their participation in a local plan is not viable and where it is possible to include them in the global plan. To be effective, a global pension plan needs to provide a sufficient number of benefits which permit close monitoring of performance of investments and a wide choice of funds, in addition to a simple and efficient administration.
c. Characteristics of compensation plans based on actions of non-administrator employees
Compensation plans based on actions described in item 13.4 of this form include the company’s non-statutory Directors, as well as managerial level employees.
14.4 Description of the relationships between the Company and trade unions
Vale builds a harmonious relationship with trade unions all round the world. In Brazil, in 67 years of existence of Vale, employees only went on strike once (in 1989) and also only once was no understanding reached with the unions, leaving the decision to the Labor Courts (collective salary increase-1988). In all other years Vale signed collective agreements.
In Brazil, Vale negotiates with approximately 50 trade unions and in the rest of the world with over 15 unions. The Company has collective agreements with their unionized employees in its operations of Brazil, Australia, Canada, Indonesia, New Caledonia and the United Kingdom and Argentina.

Vale has been a pioneer in Brazil, in the conclusion of Collective Agreements with duration of two years (the maximum allowed in Brazilian legislation), without annual wage increase clauses, or indexing, which demonstrates not only the confidence of trade unions, but also that of its employees. This experience is being extended to other companies in the Vale System in Brazil.
During the crisis of last year, Vale negotiated and signed agreements with trade unions in Brazil providing suspension of an employment contract for professional qualifications and remunerated leave, with guaranteed employment or salary.
In Canada, employees belonging to the subsidiary Vale Inco at its operations in Sudbury and Port Colborne (province of Ontario) and in Voisey’s Bay, (province of Newfoundland and Labrador) have been on strike since July and August 2009, respectively, after rejecting a new collective agreement for 3 years. The new collective agreement proposed by Vale Inco Limited (“Vale Inco”) aims to promote incentives for increased productivity and strengthen the long-term competitiveness of those operations and their ability to continue to generate value. On 31 March 2010, part of the USW members (United Steel Workers — a union for workers in mining and steel industries), which represents the Office workers, technicians, and professionals at the Sudbury operations, ratified the new collective agreement for 3 years. The agreement includes annual increases in salaries, pension plan with defined contributions for new employees, the introduction of an annual incentive plan that supports the achievement of strategic objectives and rewards performance, and several other improvements in the wording of the collective agreement. Vale Inco is still putting all its efforts into finding a negotiated solution with the other members of the USW.
In other countries, collective agreements have been signed by Vale with one to three years duration, taking into account all the various labor legislations.
Considering all Vale operations round the world, in the last 10 years, all other collective negotiations were successful, with the exception of the last negotiation with the USW in Sudbury, Port Colborne and Voisey’s Bay in Canada.

15. OWNERSHIP

15.1 Identification of majority shareholder or group of shareholders:
15.2 Information on shareholders or groups of shareholders who work in conjunction with or who represent the same interests, with a share equal to or greater than 5% of the same class or type of shares and which are not listed in item “15.1”.

					d) and e) Preferred Shares						g) Participates in
			d) and e) Ordinary Shares		Class A		Special Class		f) Total		shareholder	i) Date of last
a) Shareholder	b) Nationality	c) CPF/CNPJ	Quantity.	%	Quantity.	%	Quantity.	%	Quantity.	%	agreement	change
Valepar S.A.	Brazilian	01.772.413/0001-57	1,716,435,045	52.7	20,340,000	1.0	—	—	1,736,775,045	32.4	No	31/12/09
BNDES Participações S.A.	Brazilian	00.383.281/0001-09	218,386,481	6.7	69,432,771	3.3			287,819,252	5.4	No	31/12/09
Treasury			74,997,899	2.3	77,581,904	3.7			152,579,803	2.8
Other			1,246,905,057	38.3	1,941,224,943	92.1			3,188,130,000	59.4
h) Information on direct and indirect controlling entities of Valepar, as far as controlling entities who are individuals:
The table below presents information on Valepar S.A., direct controlling entity of Vale at December 31, 2009:

Valepar S.A.
					d) and e) Preferred Shares
					Class A		Class B		Class C
			d) and e) Ordinary Shares		Total		Total		Total		f) Total
a) Shareholder	b) Nationality	c) CPF/CNPJ	Quantity.	%	Quantity.	%	Quantity.	%	Quantity.	%	Quantity.	%
Litel Participações S.A.[1]	Brazilian	00.743.065/0001-27	637,443,857	49	200,864,272	71.41	—	—	—	—	838,308,129	48.79
Bradespar S.A. [1]	Brazilian	03.847.461/0001-92	275,965,821	21.213	—	—	—	—	16,137,193	18.251	292,103,014	17
Mitsui & Co., Ltd	Japanese	05.466.338/0001-57	237,328,059	18.243	—	—	—	—	20,402,587	23.076	257,730,646	15
BNDES Participações S.A. [2]	Brazilian	00.383.281/0001-09	149,787,385	11.514	—	—	—	—	18,394,143	20.804	168,181,528	9.788
Eletron S.A.	Brazilian	00.514.998/0001-42	380,708	0.029	—	—	—	—	32,729	0.037	413,437	0.024

The following table presents information on the controlling group of Litel Participações S.A., direct controlling entity of Valepar S.A. at December 31, 2009:

Litel Participações S.A.
					d) and e) Preferred Shares PNC
			d) and e) Ordinary Shares		Class A		Class B		Class C		f) Total
a) Shareholder	b) Nationality	c) CPF/CNPJ	Quantity.	%	Quantity.	%	Quantity.	%	Quantity.	%	Quantity.	%
BB Carteira Ativa	Brazilian	01.578.476/0001-77	193,740,121	78.40	103	14.11	28,385,274	100	—	—	222,125,498	78.41

The following table presents information on the controlling group of Bradespar S.A., direct controlling entity of Valepar S.A. at December 31, 2009:

Bradespar S.A.
			d) and e) Ordinary Shares		d) and e) Preferred Shares		f) Total
a) Shareholder	b) Nationality	c) CPF/CNPJ	Quantity.	%	Quantity.	%	Quantity.	%
Cidade de Deus Cia, Cial, de Participações S.A.	Brazilian	61.529.343/0001-32	44,883,224	36.59	300,960	0.13	45,184,184	12.92
Nova Cidade de Deus Participações S.A.	Brazilian	04.866.462/0001-47	1,637,008	1.33	650,032	0.29	2,2087,040	0.65
Fundação Bradesco	Brazilian	60.701.521/0001-06	18,179,304	14.82	2,210,984	0.97	20,390,288	5.83
NCF Participações S.A.	Brazilian	04.233.319/0001-18	23,767,944	19.38	0	0.00	23,767,944	6.80
The following table presents information on the controlling group of Cidade de Deus Cia. Cial. de Participações S.A., direct controlling entity of Bradespar S.A., at December 31, 2009:

Cidade de Deus Cia. Cial. de Participações S.A.
			d) and e) Ordinary Shares		d) and e) Preferred Shares		f) Total
a) Shareholder	b) Nationality	c) CPF/CNPJ	Quantity.	%	Quantity.	%	Quantity.	%
Nova Cidade de Deus Participações S.A.	Brazilian	04.866.462/0001-47	2,774,898,354	44.9053	0	0	2,774,898,354	44.9053
Fundação Bradesco	Brazilian	60.701.521/0001-06	2,051,683,315	33.2017	0	0	2,051,683,315	33.2017
Lina Maria Aguiar	Brazilian	017.080.078-49	525,937,212	8.5111	0	0	525,937,212	8.5111
Lia Maria Aguiar	Brazilian	003.692.768-68	433,176,868	7.0100	0	0	433,176,868	7.0100

The following table presents information on the controlling group of Nova Cidade de Deus Participações S.A., direct controlling entity of Cidade de Deus Cia. Cial. de Participações S.A., at 31 December 2009:

Nova Cidade de Deus Participações S.A.
			d) and e) Ordinary Shares		d) and e) Preferred Shares		f) Total
a) Shareholder	b) Nationality	c) CPF/CNPJ	Quantity.	%	Quantity.	%	Quantity.	%
Fundação Bradesco	Brazilian	60.701.521/0001-06	109,131,185	46.3016	249,752,205	98.3481	358,883,390	73.2949
Elo Participações e Investimentos S.A.	Brazilian	07.838.611/0001-52	126,564,963	53.6984	0	0	126,564,963	25.8484
The following table presents information on the controlling group of Elo Participações e Investimentos S.A., controlling entity of Nova Cidade de Deus Participações S.A., at 31 December 2009:

Elo Participações e Investimentos S.A.
			d) and e) Ordinary Shares		d) and e) Preferred Shares		f) Total
a) Shareholder	b) Nationality	c) CPF/CNPJ	Quantity.	%	Quantity.	%	Quantity.	%
Lázaro de Mello Brandão	Brazilian	004.637.528-72	10,880,199	6.2377	0	0	10,880,199	4.4274

The following table presents information on the controlling group of NCF Participações S.A., direct controlling entity of Bradespar S.A., at 31 December 2009:

NCF Participações S.A.
			d) and e) Ordinary Shares		d) and e) Preferred Shares		f) Total
a) Shareholder	b) Nationality	c) CPF/CNPJ	Quantity.	%	Quantity.	%	Quantity.	%
Fundação Bradesco	Brazilian	60.701.521/0001-06	156,287,999	25.1288	554,304,597	100.00	710,592,596	60.4116
Cidade de Deus Cia. Cial. de Participações S.A.	Brazilian	61.529.343/0001-32	464,728,957	74.7216	0	0	464,728,957	39.5093
Nova Cidade de Deus Participações S.A.	Brazilian	04.866.462/0001-47	930,463	0.1496	0	0	930,463	0.0791
The following table presents information on the controlling group of BNDES Participações S.A., direct controlling entity of Valepar S.A. at December 31, 2009:

BNDES Participações S.A.
			d) and e) Ordinary Shares		f) Total
a) Shareholder	b) Nationality	c) CPF/CNPJ	Quantity.	%	Quantity.	%
Banco Nacional de Desenvolvimento Econômico e Social - BNDES	Brazilian	33,657,248/0001-89	1	100	1	100
The following table presents information on the controlling group of Eletron S.A., direct controlling entity of Valepar S.A. at December 31, 2009:

Eletron S.A.
			d) and e) Ordinary Shares		d) and e) Preferred Shares		f) Total
a) Shareholder	b) Nationality	c) CPF/CNPJ	Quantity.	%	Quantity.	%	Quantity.	%
Opportunity Anafi Participações S.A.	Brazilian	02.992.366/0001-10	2,383,637	99.9545	0	0	2,383,637	99.9545

The following table gives information on the main shareholders of Opportunity Anafi Participações S.A., direct controlling entity of Eletron S.A., at December 31, 2009:

Opportunity Anafi Participações S.A.
			d) and e) Ordinary Shares		d) and e) Preferred Shares		f) Total
a) Shareholder	b) Nationality	c) CPF/CNPJ	Quantity.	%	Quantity.	%	Quantity.	%
Belapart S.A.	Brazilian	01.608.571/0001-76	412,299	36.2784	823,817	50.00	1,236,116	44.3988
Opportunity Holding FIP	Brazilian	08.277.553/0001-06	311,882	27.4427	0	0	311,882	11.2022
Valetron S.A.	Brazilian	01.772.313/0001-20	412,299	36.2784	823,817	50.00	1,236,116	44.3988
The table below presents information on the control block of Belapart S.A. and Valetron S.A., controlling entities of Opportunity Anafi Participações S.A., along with Opportunity Holding FIP, at December 31, 2009:

Valetron S.A.
			d) and e) Ordinary Shares		d) and e) Preferred Shares		f) Total
a) Shareholder	b) Nationality	c) CPF/CNPJ	Quantity.	%	Quantity.	%	Quantity.	%
Verônica Valente Dantas	Brazilian	262.853.205-00	505	50.50	0	0	505	50.50

Belapart S.A.
			d) and e) Ordinary Shares		d) and e) Preferred Shares		f) Total
a) Shareholder	b) Nationality	c) CPF/CNPJ	Quantity.	%	Quantity.	%	Quantidade	%
Verônica Valente Dantas	Brazilian	262.853.205-00	507	50.70	0	0	507	50.70

15.3 Description of Share Capital

Composition based on the Extraordinary General Meeting held on 19.05.2010
Number of individual shareholders	181,640
Number of corporate shareholders	2,750
Number of institutional investors	3,300
Number of outstanding shares per class and type	Ordinary shares: 1,163,502,836 Class A preferred shares: 1,841,072,780
15.4 Organization chart of company shareholders identifying direct and indirect controlling entities as well as shareholders with equal to or more than 5% of shares (optional presentation)
15.5 Shareholder Agreements filed at the headquarters of the Company in which the controlling entity participates, which regulate the exercise of voting rights or rights to transfer Company shares:
Vale does not have a shareholder agreement, however, the controlling shareholders of Valepar S.A. signed a Private Instrument of Agreement for Valepar S.A. shareholders (Shareholder Agreement).
a) Parties
Litel Participações S.A., Bradespar S.A., Mitsui & Co. Ltd., BNDES Participações S.A. and Eletron S.A. (Signatories)
b) Date of Signing
24 April 1997
c) Term
20 years as from the date signed, extendable for equal periods of 10 more years.
d) Description of clauses relative to the exercise of the right to vote and controlling votes.
The Shareholder Agreement stipulates that the Signatories shall be obliged to orientate their representatives in the General Meetings and the meetings of Vale’s Board of Directors to vote as per agreed in the prior Meeting of Valepar.
With the exception of permitted quorums mentioned below, items in the Prior Meetings will be decided by a simple majority of the votes of the Signatories present.
In accordance with the Shareholder Agreement, it is necessary to have the support of at least 75% of the holders of the relevant ordinary shares for the adoption of the following items:
• any amendment of Vale’s bylaws, except for a legal requirement;
• any increase of Vale’s share capital by share subscription, creation of a new class of shares, change in the characteristics of the existing shares or any reduction of Vale’s share capital;
• any issuance of debentures of Vale, whether or not convertible into shares of Vale, call options or any other security of Vale;
• any determination of issuance price for any new shares of share capital or other security of Vale;
• any amalgamation, spin-off or merger to which Vale is a party, as well as any change to Vale’s corporate form;
• any dissolution, receivership, bankruptcy or any other voluntary act for financial reorganization or any suspension thereof;

• the election and replacement of Vale’s Board of Directors, including the Chairman of the Board, and any executive officer of Vale;
• the disposal or acquisition by Vale of an equity interest in any company, as well as the acquisition of any shares of share capital of Vale for maintenance in treasury;
• the participation by Vale in a group of companies or in a consortium of any kind;
• the execution by Vale of agreements relating to distribution, investment, sales, exportation, technology transfer, trademark license, patent exploration, license to use and leases in which Vale is a part;
• the approval and amendment of Vale’s business plan;
• the determination of the compensation of the executive officers and directors of Vale, as well as the duties of the Board of Directors and the Board of Executive Officers;
• any profit sharing among the members of the Board of Directors or Board of Executive Officers of Vale
• any change in the corporate purpose of Vale;
• the distribution or non-distribution of any dividends (including distributions classified as interest on shareholders’ equity) on any shares of share capital of Vale other than as provided in Vale’s bylaws;
• the appointment and replacement of Vale’s independent auditor;
• the creation of any “in rem” guarantee, granting of guarantees including rendering of sureties by Vale with respect to obligations of any unrelated party, including any affiliates or subsidiaries;
• the passing of any resolution on any matter which, pursuant to applicable law, entitles a shareholder to withdrawal rights through reimbursement of his shares;
• the appointment and replacement by the Board of Directors of any representative of Vale in subsidiaries, companies related to Vale or other companies in which Vale is entitled to appoint directors and officers; and
• any change in the maximum debt limit and debt to equity threshold, as defined in the shareholders’ agreement, among others.
e) Description of clauses relative to the appointment of directors
The management of Vale’s business will be carried out by experienced, independent, competent professionals, who have the required qualifications for the positions that they hold.
For the purpose of electing Members of the Board at the respective General Meetings, the Signatories will indicate the total number of Board members, whose designation will fall to Valepar, proportionately to its share in the share capital of Valepar. The CEO of Vale will be selected from names put forward in a triple list put forward by an international executive search company and elected in a meeting of the Board of Directors summoned for this purpose. It will fall to the CEO of Vale to propose to the Board of Executive Officers the names of the other directors.
Each Signatory will, during the period of his or her respective mandate, be able to replace the Board member they indicated. In this situation, all Signatories will vote in favor of the name thus proposed at the General Meeting called for this purpose.

f) Description of clauses relative to the transfer of shares and the preference for acquiring them
The Shareholder Agreement stipulates that Valepar S.A. will have preference as regards the Signatories for the acquisition at any time of Vale’s shares, as well as vetoing the direct acquisition of Vale shares by the Signatories, unless there is authorization from the remaining Signatories, to be granted in a Prior Shareholder Meeting, at which the issue must be approved by a quorum of 75% of the total of the ordinary Valepar shareholders, related to the shareholder agreement.
In line with the Shareholder Agreement, it is necessary to have the Approval of the Shareholders of 100% of the ordinary shares related to the Agreement in question for the disposal in any form of Vale shares owned by Valepar.
g) Description of clauses which restrict or tie voting rights of members of the Board of Directors
See line “d)”.
15.6 Significant Changes in the shareholdings of Members of the Control Group and directors of the Company in the last 3 financial years.
There were no significant changes in the shareholdings of Members of the Control Group and directors of the Company in the last 3 financial years
15.7 Other information which the Company deems relevant
Following additional information related to Vale controlling group
1) As described in item 15.1, Litel Participações S.A., is one of the indirect controlling of Vale, and it is controlled by BB Carteira Ativa.
BB Carteira Ativa quotas is 100% owned by PREVI – Caixa de Previdência dos Funcionários do Banco do Brasil (“PREVI”). BB Carteira Ativa is managed by BB Gestão de Recursos – Distribuidora de Títulos e Valores Mobiliários S.A.
Previ is a private pension fund and its participants are employees of the Banco do Brasil and of Previ itself. Previ management is divided between the Board of Directors and the Board Executive Officers. The Board of Executive Officers is composed of six members: President, Director of Administration, and Directors for Investments, Social Security, Share participations and Planning. The Board of Directors is composed of six members and their substitutes. Three are elected by the participants and users of the security, and three others indicated by the Banco do Brasil. According to the Statutes of Previ, the Board of Directors is the part of the organizational structure responsible for defining the general policy of the administration of the entity. On December 31 2009 the Board of Directors was made up of the following board members: Robson Rocha (President), Ivan de Souza Monteiro, José Luis Prola Salinas, Mirian Cleusa Fochi, Odali Dias Cardoso and William José Alves Bento; and their respective substitutes: Carlos Eduardo Leal Neri, Amauri Sebastião Niehues, Waldenor Moreira Borges Filho, Luiz Carlos Teixeira, and José Souza de Jesus. Additionally, the CEO, Sr. Sérgio Ricardo Silva Rosa, is responsible, among other things, for representing Previ, and the Director Share participations, Sr. Joilson Rodrigues Ferreira, for monitoring the companies which make up the variable income portfolio and the real estate portfolio, especially as concerns the shareholdings and Previ’s share and representation in the administrative and supervisory organs of the companies or undertakings, with a view to adopting any measures necessary to assure good corporate governance for companies in which investments have been made.
On December 29 2010, the Board of Directors was made up of the following board members: Robson Rocha (President), Ivan de Souza Monteiro, Alexandre Correa Abreu, Mirian Cleusa Fochi, Célia Maria Xavier Larichia e William José Alves Bento; and their respective substitutes: Carlos Eduardo Leal Neri, Amauri Sebastião Niehues, Eduardo Cesar Pasa, Waldenor Moreira Borges Filho, Luiz Carlos Teixeira and José Souza de Jesus. Additionally, the Executive Directors were: Ricardo José da Costa Flores, President, Paulo Assunção de Sousa, Director of Administration, Renê Sanda, Investment Director, José Ricardo Sasseron, Director of Security, Marco Geovanne Tobias da Silva, Director of Participation, and Vitor Paulo Camargo Gonçalves, Planning Director.

2) As described in the item 15.1, Fundação Bradesco is one of the indirect controlling of Vale
The Fundação Bradesco is a not for profit entity which has worked to foster and develop children and adolescents through schools in low income areas. The activities of the Bradesco Foundation are financed exclusively by resources coming from donations which Bradesco and its affiliates make, as well as from dividends and interest on own capital from its share in Bradesco capital. According to the terms of the Fundação Bradesco bylaws, all Bradesco directors, members of the Board and department directors, as well as all those responsible for Cidade de Deus Cia. Cial. de Participações S.A., act as members of the board of trustees of the Fundação Bradesco, known as the Mesa Regedora.
3) As described in the item 15.1, Elo Participações e Investimentos S.A is one of the indirect controlling of Vale
As set forth in the Definitive Prospectus for the Second Public Distribution of Simple Debentures by Bradespar S,A, on 02.07.2009, Elo Participações e Investimentos S.A. is made up of 162 professionals of the Bradesco organization, including Board members, Directors and Superintendents, who receive shares after a minimum of 10 years’ service to the Bradesco organization. Sr. Lázaro de Mello Brandão owns 6.23% of the ordinary shares of Elo Participações e Investimentos S.A. and the rest of the capital is divided between the remaining 161 shareholders, who, individually, do not own more than 5% of the shares, either per class or in relation to the total.
4) As described in the item 15.1, Mitsui & Co. Ltd. is one of the indirect controlling of Vale
Mitsui & Co. Ltd., direct controlling entity of Valepar S.A., has pulverized share control. The following table presents a description of the 6 largest shareholders of Mitsui & Co. Ltd. on March 31, 2010:

Mitsui & Co. Ltd.
			d) and e)		d) and e)
			Ordinary		Preferred
			Shares		Shares		f) Total
a) Shareholder	b) Nationality	c) CPF/CNPJ	Quantity.	%	Quantity.	%	Quantity.	%
The Master Trust Bank of Japan, Ltd, (trust account)	Japanese	—	158,880	8.68	—	—	158,880	8.68
Japan Trustee Services Bank, Ltd, (trust account)	Japanese	—	135,395	7.40	—	—	135,395	7.40
Sumitomo Mitsui Banking Corporation	Japanese	—	38,500	2.10	—	—	38,500	2.10
The Chase Manhattan Bank N,A, London secs lending omnibus account	British	—	35,793	1.95			35,793	1.95
Nippon Life Insurance Company	Japanese	—	35,070	1.91	—	—	35,070	1.91
The Chuo Mitsui Trust and Banking Company, Limited	Japanese	—	30,799	1.68	—	—	30,799	1.68
Japan Trustee Services Bank, Ltd,(Trust account 9)	Japanese	—	30,157	1.64	—	—	30,157	1.64
5) As described in item 15.1, Banco Nacional de Desenvolvimento Econômico e Social – BNDES is one of the controlling entities of Vale. BNDES is a public company with legal personality under private law, whose shares are 100% owned by the Federal Government.
6) As described in item 15.1, Opportunity FIP is one of the controlling entities of Vale. Opportunity Holding FIP is an investment fund, and the person responsible for its investment decisions is the fund manager, Mr. Marco Nascimento Ferreira, CPF 489.614.185-72.

16. TRANSACTIONS WITH RELATED PARTIES

16.1 Rules, Policies and Practices for Transactions with Related Parties.
Vale is the largest private Brazilian company, and operates in various segments of the economy, with cash flow and wealth consistent with its size. For this reason, in view of the constant search for better trading conditions in the achievement of its activities and investment of its resources, the Company often negotiates the terms of the transactions inherent in its businesses, which leads, inevitably, to agreeing on transactions with related parties whenever its best interests and those of its shareholders are served.
Thus, transactions with related parties are made by the Company in a strictly equitative manner, observing usual price and market conditions and therefore do not generate any undue advantage to their counterparts nor damage to the Company.
As provided in the Bylaws, it is Vale’s Board of Directors’ responsibility to discuss any business between the Company and (i) its shareholders, directly or through interposed companies, (ii) companies that participate, directly or indirectly, in the capital of controlling shareholder or are Subsidiary by or under common control of, entities which participate in the capital of the controlling shareholder, and / or (iii) companies in which the controlling shareholder of the company is involved. Accordingly, the Board of Directors may delegate responsibilities with limits and procedures that meet the peculiarities and nature of operations, without prejudice to full information on all transactions with related parties of the Company.
Additionally, Vale has a Governance and Sustainability Committee committed to reviewing and proposing improvements to its management system to avoid conflicts of interest, as well as advising on potential conflicts of interest between the Company, its shareholders and directors.
When necessary, the procedures for making decisions for the conduct of transactions with related parties follow the terms of Corporate Law, which stipulate that the shareholder or director, as appropriate, in general meetings or meetings of directors, abstain from voting on resolutions concerning: (i) the valuation report of assets, which contribute to the formation of equity capital, (ii) the approval of its accounts as administrator, and (iii) any matters that may benefit them in any particular way. Additionally, in accordance with the provisions of Corporate Law and the practices adopted by Vale, its administrators must abstain from intervening in any matter in which they have conflicting interests with the Company, including withdrawing from the room or area where the administration meeting is being held.
Finally, according to the Rules of Corporate Governance Practice Level I, the Company shall send to the BM & F BOVESPA Exchange, and disseminate, information of any contract between the Company and its subsidiaries and affiliates, directors, controlling shareholders, and also between the Company and subsidiaries and affiliates of its directors and controlling shareholders, as well as other firms with any of these people forming part of the same group de facto or de jure, whenever, in any single contract or successive contracts, with or without the same purpose in any one year an amount equal to or more than R$200 thousand, or an amount greater than or equal to 1.0% of equity, whichever is the greater, is contemplated. These disclosures should identify the purpose of the contract, the term, the value, the conditions for recision or termination of the contract and its potential influence on the administration or conduct of the Company’s affairs.22
16.2 Information on Transactions with Related Parties

Name of related party	Banco Nacional de Desenvolvimento Economico e Social — BNDES

Relationship with the Company	Indirect controlling shareholder

Purpose of the contract	Funding for expansion of transport capacity of Carajás Railroad

Date of Transaction	08/10/2007

Amount (R$)	774,568,410.00

Interest rate	TJLP (Long-term interest rates) p.a. +1.8%

Current balance (R$) (31/12/2009)	701,339,401.03

Amount of related party	Not applicable

[22]	Highlighted text not in the Portuguese version

Guaranties and insurance	None

Duration	15/09/2019

Conditions of termination or expiration	EARLY TERMINATION - BNDES may terminate this contract in advance, with the enforceability of the debt and immediate suspension of any disbursement, if in addition to the cases set forth in Articles 39 and 40 of “PROVISIONS APPLICABLE TO BNDES CONTRACTS, the following are certified by BNDES:

a) reducing Vale’s staff without offering training programs and/or replacement programs for workers in other companies;

b) inclusion in VALE bylaws, statute or contract, through which a special quorum is required for deliberation or approval of matters limiting or restricting Vale or its controlling shareholders, or even the inclusion therein, of conditions leading to:

i) restrictions on Vale’s ability to grow or its technological development;

ii) restrictions on Vale’s access to new markets, or

iii) restrictions or loss of ability to pay financial obligations resulting from this operation;

c) the use of proceeds to finance any purpose other than the expansion of Carajás railroad’s transport capacity to 103 million tons transported annually;

d) give, without prior authorization from BNDES, guaranties of any kind in operations with other creditors without the same quality of guaranties provided to BNDES, with equal priority of payment;

e) not observing the following ratios during the term of the contract:

• Adjusted EBITDA debt ratio less than or equal to 4.5 and

• Adjusted EBITDA ratio of Interest Expense greater than or equal to 2.0.

f) And, in case these ratios are not observed, guarantees an amount equivalent to at least 130% of the debt, as stipulated by BNDES, and within 60 days from the date of written communication.

PARAGRAPH ONE In case the proceeds granted under this Contract are used for any purpose other than the expansion of the Carajás railroad’s annual transport capacity to 103 million tons, BNDES, without prejudice to the terms set forth above in this clause, shall inform the Federal Public Prosecutor, pursuant to the terms of Law No. 7492 of 16.06.86.

PARAGRAPH TWO This contract will also expire, with the enforceability of the debt and suspension of any immediate disbursement, at the date of installing as a Federal Deputy or Senator or any person remunerated by Vale, or any owner, shareholder or director of Vale, or any person listed in the prohibitions provided by the Federal Constitution, article 54, paragraphs I and II. There will be no impact on charges of default, provided that the debt payment occurs within five (5) business days as of the date of installing, under risk of, if in default, assuming all charges related to the assumptions set forth above for early expiration by default.

PARAGRAPH THREE The change in indirect control of VALE, during the term of this Contract, is excluded from the possibility of early expiration by default.

Nature and reason for the transaction/other relevant information

Name of related party	BNDES Participacoes SA — BNDESPAR

Relationship with the Company	Indirect controlling shareholder

Purpose of the contract	Financing of the expansion project of the Norte-Sul Railroad

Date of Transaction	17/12/2007

Amount (R$)	1,050,300,000.00

Interest rate	TJLP (Long-term interest rates) p.a. +0.8%

Current balance (R$) (31/12/2009)	1,152,571,283.09

Amount of related party	Not applicable

Guaranties and insurance	None

Duration	17/12/2027

Conditions of termination or expiration	Early payment of debentures

In addition to the terms under Articles 39, 40 and 47(a) of APPLICABLE PROVISIONS, the debenture-holders may declare early maturity of all debentures and require payment by VALE, of the outstanding debt, plus interest and other fees accrued to date of payment, in the event of the following:

a) VALE non-compliance of any financial obligation related to DEBENTURES not remedied within 10 (ten) business days from the date of maturity;

b) Bankruptcies requested for VALE made by third parties not resolved by VALE within legal term; application for judicial or extrajudicial recovery made by VALE, or even a declaration of bankruptcy by VALE;

c) dissolution and liquidation of Vale;

d) the breach of any non-monetary obligation under this Deed not being remedied within 45 (forty five) days from the extrajudicial notification sent to it by any Debenture-holders;

e) declaration of early maturity of any debt of VALE due to breach of contract where the individual amount is equal to or greater than R$125,000,000.00 (one hundred twenty-five million reais) or whose value, in a period of twelve (12) consecutive months, is equal to or greater than R$1,000,000,000.00 (one billion reais);

f) inclusion in the statutes or bylaws by Vale and FNS of a mechanism by which a quorum is required to determine or approve particular matters restricting or limiting Vale’s and FNS’s control by their respective holders and also the inclusion in those documents of the mechanism which leads to restrictions on Vale’s and FNS’s ability to grow or its technological development, restrictions on Vale’s and FNS’s ability to access new markets, or restrictions or loss of ability to pay financial obligations of the DEED.

g) If the effective direct controlling shareholding of VALE or FNS is modified in any way, unless previously approved by DEBENTURE holders representing the majority of outstanding DEBENTURES;

h) acquisition by FNS of the controlling interest or capital stock in other companies, joint ventures or consortia consisting of non-complementary activities to the normal development of FNS’s corporate goals and a move away from these, unless approved in advance by DEBENTURE holders representing the majority of DEBENTURES

i) in relation to FNS, any merger, consolidation, division, transformation or any other corporate reorganization, whether strictly corporate or related to a disposition of relevant assets, and, in relation to Vale, corporate reorganizations that may result in transfer to third parties that are not controlled by VALE, of share ownership issued by FNS, being the object of the exchange in the terms of this DEED, with the observation that this subparagraph shall not apply if any of the transactions referred to in this item has been previously approved by debentures holders representing at least 50% plus one of outstanding debentures

j) non-compliance by Vale of any provision for interchangeability of the debentures;

k) constitution, by VALE, of a collateralized guaranty with the other creditors, without the present ISSUANCE being given the same quality of guaranty and equal priority of payment unless previously approved by DEBENTURE holders representing the majority of outstanding DEBENTURES;

l) If VALE does not promote and maintain the block on exchange of common shares issued by FNS corresponding to the Percentage of Shares in the permutation;

m) if VALE does not use the proceeds of this ISSUANCE for FNS’s capitalization, within 3 (three) business days of redemption of the DEBENTURES, and

EARLY REDEMPTION

VALE should redeem all of the outstanding debentures within 30 (thirty) days from the occurrence of the following events:

a) termination of the subconcession contract between VALE and FNS due to expiry, expropriation, rescision, contract between the parties, cancellation of concession or subconcession, or declaration of nullity of the administrative proceeding for the bidding, and

b) intervention by the Public Authority responsible for the subconcession or concession for the administration and operation of public rail freight services for the Norte-Sul Railroad (FNS) granted to FNS.

Nature and Reasons for the operation / other relevant information	To finance Ferrovia Norte Sul’s project expansion.

Name of related party	Banco Nacional de Desenvolvimento Económico e Social — BNDES

Relationship with the Company	Indirect controlling shareholder

Purpose of the contract	Finance the installment of the UHE Estreito Hydroelectric Power Plant

Date of Transaction	28/03/2008

Amount (R$)	808,350,800.00

Interest rate	TJLP (Long-term interest rates) p.a. +1.46% (Subcredits A and B) and TJLP (subcredit C)

Current balance (R $) (31/12/2009)	769,133,876.76

Amount of related party	Not applicable

Guaranties and insurance	None

Duration	15/09/2029

Conditions of termination or expiration	EARLY REDEMPTION - BNDES may terminate this contract in advance, with the enforceability of the debt and immediate suspension of any disbursement, if in addition to the cases set forth in Articles 39 and 40 of “PROVISIONS APPLICABLE TO BNDES CONTRACTS, the following are certified by BNDES:

a) reducing Vale’s staff without providing training programs and/or replacement programs for workers in other companies;

b) inclusion in VALE bylaws, statute or contract, through which a special quorum is required for deliberation or approval of matters limiting or restricting Vale or its controlling shareholders, or even the inclusion therein, of conditions leading to:

i) restrictions on Vale’s ability to grow or its technological development;

ii) restrictions on Vale’s access to new markets, or

iii) restrictions or loss of ability to pay financial obligations resulting from this operation;

c) give, without prior authorization from BNDES, guaranties of any kind in operations with other creditors without the same quality of guaranties provided to BNDES, with equal priority of payment;

d) not observing the following ratios during the term of the contract:

• Adjusted EBITDA debt ratio less than or equal to 4.5 and

• Adjusted EBITDA ratio of Interest Expense greater than or equal to 2.0.

And, in case these ratios are not observed, guarantees an amount equivalent to at least 130% of the debt, as stipulated by BNDES, and within 60 days from the date of written communication.

PARAGRAPH ONE In case the proceeds granted under this Contract are used for any purpose other than the installment of the UHE Estreito Hydroelectric Power Plant and its transmission system, BNDES, without prejudice to the terms set forth above in this Clause, shall inform the Federal Public Prosecutor, pursuant to the terms of Law No. 7492 of 16.06.86.

PARAGRAPH TWO This contract will also expire, with the enforceability of the debt and immediate suspension of any disbursement, at the date of installing as a Federal Deputy or Senator or any person remunerated by Vale, or any owner, holder or director of Vale, or any person listed in the prohibitions provided by the Federal Constitution, article 54, paragraphs I and II. There will be no impact on charges of default, provided that the debt payment debt occurs within five (5) business days as of the date of installing, under risk of, if in default, assuming all charges related to the assumptions set forth above for early expiration by default.

PARAGRAPH THREE The change in indirect control of VALE, during the term of this Contract, is excluded from the possibility of early expiration by default.

Nature and Reasons for the operation / other relevant information

Name of related party	Banco Nacional de Desenvolvimento Económico e Social — BNDES

Relationship with the Company	Indirect controlling shareholder

Purpose of the contract	Credit Line

Date of Transaction	26/12/2008

Amount (R$)	7.3 billion

Interest rate	3M Libor +1.5% p.a. (Subcredit A) TJLP (subcredit B4 and B11), TJLP + 1.36% pa (Subcredit B2, B3, B6, B7, B9 and B10). TJLP + 1.76% p.a. (Subcredit B1, B5 and B8)

Current balance (R$) (31/12/2009)	1,355,401,035.26

Amount of related party	Not applicable

Guaranties and insurance	None

Duration	15/04/2019

Conditions of termination or expiration	EARLY TERMINATION - BNDES may terminate this contract in advance, with the enforceability of the debt and immediate suspension of any disbursement, if in addition to the cases set forth in Articles 39 and 40 of “PROVISIONS APPLICABLE TO BNDES CONTRACTS, the following are certified by BNDES:

a) reducing Vale’s staff without providing training programs and / or replacement programs for workers in other companies

b) the existence of a definitive legal judgment on the performance of acts by VALE incurring an infringement of legislation which deals with combating discrimination based on race or gender, child labor and forced labor;

c) inclusion in VALE bylaws, statute or contract, through which a special quorum is required for deliberation or approval of matters limiting or restricting Vale or its controlling shareholders, or even the inclusion therein, of conditions leading to:

i) restrictions on Vale’s ability to grow or its technological development;

ii) restrictions on Vale’s access to new markets, or

iii) restrictions or loss of ability to pay financial obligations resulting from this operation;

d) not observing the following ratios during the term of the agreement:

• Adjusted EBITDA debt ratio less than or equal to 4.5 and

• Adjusted EBITDA ratio of Interest Expense greater than or equal to 2.0

And, in case these ratios are not observed, guarantees an amount equivalent to at least 130% of the debt, as stipulated by BNDES, and within 60 days from the date of written communication.

In case of change of indirect control of VALE, without prior authorization from BNDES, not submit a letter of guaranty issued according to the BNDES model.

PARAGRAPH ONE In the event proceeds granted under this contract are used for a purpose different from that provided for in Clause First: revolving credit limit, BNDES, notwithstanding the introduction of this clause, shall notify the fact to the Federal Public Prosecutor pursuant to the terms of Law No. 7,492 of 16.06.86.

PARAGRAPH TWO This contract will also expire, with the enforceability of the debt and immediate suspension of any disbursement, at the date of installing as a Federal Deputy or Senator or anyone who is remunerated by Vale, or any owner, holder or director of Vale, or any person listed the prohibitions provided by the Federal Constitution, article 54, paragraphs I and II. There will be no impact on charges of default, provided that the debt payment occurs within five (5) business days as of the date of installing, under risk of, if in default, assuming all charges related to the assumptions set forth above for early expiration by default.

Nature and Reasons for the operation / other relevant information

Name of related party	Banco Nacional de Desenvolvimento Económico e Social — BNDES

Relationship with the Company	Indirect controlling shareholder

Purpose of the contract	Financing for investments in the railway system of the Federal Railway leased by Ferrovia Centro Atlantica SA

Date of Transaction	16/11/2005

Amount (U.S. $)	225,793,697.00

Interest rate	MC + 4.35% p.a. (tranche in USD) and TJLP + 3% (tranche in URTJLP)

Current balance (U.S. $) (31/12/2009)	96,728,196.22

Amount of related party	Not applicable

Guaranties and insurance	None

Duration	15/01/2013

Conditions of termination or expiration	EARLY TERMINATION - BNDES may terminate this contract in advance, with the enforceability of the debt and immediate suspension of any disbursement, if in addition to the cases set forth in Articles 39 and 40 of “PROVISIONS APPLICABLE TO BNDES CONTRACTS, the following are certified by BNDES:

I) inclusion in FCA bylaws, statute or contract, through which a special quorum is required for deliberation or approval of matters limiting or restricting Vale’s control of FCA, or even the inclusion therein, of conditions leading to:

i) restrictions on FCA’s ability to grow or its technological development;

ii) restrictions on FCA’s access to new markets, or

iii) restrictions or loss of ability to pay financial obligations resulting from this operation;

II) the reduction of FCA’s staff while meeting its obligations with environmental agencies;

III) non-compliance by VALE with the project’s goals such as investments made by the FCA in the railway system leased by the Federal Network Rail and invalidity of the bank guaranty in accordance with the model provided by BNDES.

IV) non-registration by VALE of this Amendment within 60 days as of December 13, 2005.

PARAGRAPH ONE In case proceeds granted under this Contract are used for any purpose other than investments made by the FCA in the railway system leased by the Federal Network Rail, BNDES, without prejudice to the terms of this clause, will notify the fact to the Federal Public Prosecutor pursuant to the terms of Law No. 7492 of 16.06.86.

PARAGRAPH TWO The change of control by VALE contemplated in section III of Article 39 of “PROVISIONS APPLICABLE BNDES CONTRACTS” referred to in the Eleventh Clause, is excluded from the possibility of early maturity contemplated in this Clause during the term of this Amendment.

Nature and Reasons for the operation / other relevant information

Name of related party	Banco Nacional de Desenvolvimento Económico e Social — BNDES

Relationship with the Company	Indirect controlling shareholder

Purpose of the contract	Debt assumption of Usina Tecpar

Date of Transaction	14/12/2009

Amount (R$)	23,608,437

Interest rate	TJLP p.a. +1.2%

Current balance (R$) (31/12/2009)	22,610,575.49

Amount of related party	Not applicable

Guaranties and insurance	None

Duration	15/05/2013

Conditions of termination or expiration	EARLY TERMINATION - BNDES may terminate this contract in advance, with the enforceability of the debt and immediate suspension of any disbursement, if in addition to the cases set forth in Articles 39 and 40 of “PROVISIONS APPLICABLE TO BNDES CONTRACTS”, the following are certified by BNDES:

a) reducing TECPAR’s staff without providing training programs and / or replacement programs for workers in other companies;

b) the existence of a definitive legal judgment on the performance of acts by VALE incurring an infringement of legislation which deals with combating discrimination based on race or gender, child labor and forced labor;

c) inclusion in VALE bylaws, statute or contract, through which a special quorum is required for deliberation or approval of matters limiting or restricting Vale or its controlling shareholders, or even the inclusion therein, of conditions leading to:

i) restrictions on Vale’s ability to grow or its technological development;

ii) restrictions on Vale’s access to new markets, or

iii) restrictions or loss of ability to pay financial obligations resulting from this operation;

d) not observing the following ratios during the term of the contract:

• Adjusted EBITDA debt ratio less than or equal to 4.5 and

• Adjusted EBITDA ratio of Interest Expense greater than or equal to 2.0

And, in case these ratios are not observed, guarantees an amount equivalent to at least 130% of debt, as stipulated by BNDES, and within 60 days from the date of written communication.

FIRST PARAGRAPH In case proceeds granted under this Contract are used for any purpose other than those set forth in the First Clause, BNDES, without prejudice to the terms set forth above in this clause, shall inform the Federal Public Prosecutor, pursuant to the terms of Law No. 7492 of 16.06.86.

SECOND PARAGRAPH This contract will also expire, with the enforceability of the debt and immediate suspension of any disbursement, at the date of installing as a Federal Deputy or Senator or any person remunerated by Vale, or any owner, controller or director of Vale, or any person listed in the prohibitions provided by the Federal Constitution, article 54, paragraphs I and II. There will be no impact on charges of default, provided that the debt payment occurs within five (5) business days as of the date of installing, under risk of, if in default, assuming all charges related to the assumptions set forth above for early expiration by default.

THIRD PARAGRAPH In the instances mentioned in Paragraph One and “b” of the introduction of this section, BNDES may terminate this Contract in advance within five (5) business days from the date of notification to Vale of occurrence of these events, excluding reciprocal power of attorney, made among VALE, TECPAR and TECNOLOGOS until the final debt settlement.

FOURTH PARAGRAPH — BNDES may terminate this contract in advance on the day following the day determined by BNDES or by judicial or extrajudicial notification, without the non-financial default having been remedied by VALE or TECPAR.

Nature and Reasons for the operation / other relevant information

Name of related party	Banco Bradesco S.A.

Relationship with the Company	Bradespar SA, indirect controlling shareholder of Vale, and Banco Bradesco S.A. are under common control.

Purpose of the contract	53 CDBs issued by Banco Bradesco S.A. and contracted by Vale and its subsidiaries during the period from 10/05/2007 to 30/12/2009.

Date of Transaction	10/05/2007

Amount (R$)	492,530

Interest rate	101.08% of CDI (average of open operations)

Current balance (R$) (31/12/2009)	252,770

Amount of related party	Not applicable

Guaranties and insurance	None

Duration	Maturites between 23/07/2010 and 31/12/2020

Conditions of termination or expiration	None

Nature and Reasons for the operation / other relevant information	Financial investment

Name of related party	Bradesco Bradesco S.A. Grand Cayman Branch

Relationship with the Company	Bradespar SA, indirect controlling shareholder of Vale, and Banco Bradesco S.A. are under common control.

Purpose of the contract	Investments in Time Deposits contracted by Vale in the period from 24/11/2009 to 30/11/2009.

Date of Transaction	24/11/2009

Amount (R$)	Not applicable

Interest rate	0.5438% pa

Current balance (R$) (31/12/2009)	2,633,530

Amount of related party	Not applicable

Guaranties and insurance	None

Duration	Maturities between 04/01/2010 and 29/03/2010

Conditions of termination or expiration	None

Nature and Reasons for the operation / other relevant information	Financial investment

Name of related party	CBSS — Companhia Brasileira de Soluçoes e Serviços, an entity controlled by Banco Bradesco S.A., Bradespar S.A., indirect controlling shareholder of Vale, and Banco Bradesco SA, are under common control.

Relationship with the Company	Bradespar S.A., indirect controlling shareholder of Vale, and Banco Bradesco S.A., are under common control.

Purpose of the contract	Food vouchers / food

Date of Transaction	02/09/2008

Amount (R$)	Not applicable

Interest rate	Not applicable

Current balance (R$) (31/12/2009)	1,804,435,868

Amount of related party	Not applicable

Guaranties and insurance	None

Duration	01/09/2013

Conditions of termination or expiration	RESOLUTION

The Contract may be lawfully terminated at the discretion of the innocent party, by simple written communication, under the following instances:

a) breach of any provision of this instrument or the laws and regulations under which it is subject to, if not remedied within five (5) days from the date of notification receipt sent by the non-defaulting party to the infringing party, or within a reasonable time as agreed by the parties at the time;

b) bankruptcy, or extrajudicial dissolution or judicial or extrajudicial liquidation, requested or approved;

c) occurrence of unforeseeable circumstances or force majeure, duly verified, excluding the execution of the Contract for more than 30 days;

d) technical failure, negligence, recklessness, malpractice or bad faith of the CONTRACTED.

Subject to the satisfaction of its other rights, VALE may, at its sole discretion, terminate this Contract upon prior written notice to the CONTRACTED, said CONTRACTED forbearing any rights to claim, indemnification or compensation, for whatever the reason, in the following cases:

a) occurrence of lawsuits brought by the CONTRACTED, shareholders or companies forming part of the same group against VALE, its subsidiaries, controlling companies and affiliate companies.

b) assignment, and / or transfer of all or part of their obligations to third parties, or of credits under this Contract without prior written authorization of VALE.

Notwithstanding the above, the Contract may be terminated at any time by the parties by notice of at least 90 (ninety) days.

In the event of termination of this Contract for any reason, VISA VALE CARDS delivered to VALE and the respective current balances of benefits, shall be valid for use for a period of ninety (90) calendar days after the effective termination and, after that period, will automatically be canceled.

Unforeseeable circumstances or force majeure

If any of the Parties are temporarily prevented from fulfilling its obligations in whole or in part as a result of unforeseeable circumstances or force majeure, it shall report it immediately to the other party and ratify the communication in writing within 10 (ten) days of informing the harmful effects of the event.

In the event of unforeseeable circumstances or force majeure, the obligations which the parties remain unable to fulfill shall be suspended while the situation lasts. However, if the impediment resulting from force majeure or unforeseeable circumstances lasts for more than 30 (thirty) days, or if, from the outcome, delays indefinitely the fulfilment of this Contract, either party may opt for termination, mutually satisfying obligations due until the date of this impediment

Nature and Reasons for the operation / other relevant information	Providing Vale Food and Meal Vouchers and services for acquiring Transport Vouchers for employees of Vale and Affiliates.

Name of related party	National Development Bank — BNDES

Relationship with the Company	Controlling shareholder

Purpose of the contract	Regulate the relationship between Vale and BNDES to determine mineral rights for deposits which existence, size and economic validity are undefined in the Carajas mineral province, there being, therefore, no record of the asset’s worth when privatized

Date of Transaction	01/03/1997

Amount (R$)	Not applicable

Interest rate	Not applicable

Current balance (R$) (31/12/2009)	Not applicable

Amount of related party	Not applicable

Guaranties and insurance	Not applicable

Duration	Undetermined

Conditions of termination or expiration	Not applicable

Nature and Reasons for the operation / other relevant information	• Investment and Participation: BNDES has the right to participate in up to 50% of expenditure on Research and Development (R & D), as counterpart to royalties paid by the project in proportion to its share of the expenses. Vale is 100% responsible for capital expenditure (capex) for the project.

• Remuneration: Royalty payments for the projects, calculated as:
(i) Group I: percentage of the NPV of the project proportionate to the bank’s R&D contribution, limited to 50% of the total, and (ii) Group II: pre-defined percentage of net operating revenue (1.5%).

• Assignment of Rights: Vale and BNDES may dispose of their shares (Vale) or economic rights (BNDES) in the project, observing contractual obligations, including the preemptive rights of the other party.

Name of related party	Vale Energy S.A.

Relationship with the Company	Subsidiary

Purpose of the contract	Power Supply

Date of Transaction	01/01/2009

Amount (R$)	Not applicable

Interest rate	Not applicable

Current balance (R$) (31/12/2009)	217,000,000.00

Amount of related party	Not applicable

Guaranties and insurance	None

Duration	01/01/2010

Conditions of termination or expiration	None

Nature and Reasons for the operation / other relevant information	During the year 2009, 12 short-term contracts were signed at market prices among companies.

Name of related party	Albras — Alumínio Brasileiro S.A.

Relationship with the Company	Subsidiary

Purpose of the contract	Calcined alumina supply

Date of Transaction	01/03/2009

Amount (R$)	Not applicable

Interest rate	Not applicable

Current balance (R$) (31/12/2009)	130,000,000.00

Amount of related party	Not applicable

Guaranties and insurance	None

Duration	31/12/2009

Conditions of termination or expiration	None

Nature and Reasons for the operation /other relevant information

Name of related party	Alunorte — Alumina do Norte in Brazil S.A.

Relationship with the Company	Subsidiary

Purpose of the contract	Purchase of calcined alumina

Date of Transaction	01/03/2009

Amount (R$)	Not applicable

Interest rate	Not applicable

Current balance (R$) (31/12/2009)	131,000,000.00

Amount of related party	Not applicable

Guaranties and insurance	None

Duration	31/12/2010

Conditions of termination or expiration	None

Nature and Reasons for the operation / other relevant information

Name of related party	Alunorte — Alumina do Norte in Brazil S.A.

Relationship with the Company	Subsidiary

Purpose of the contract	Bauxite supply

Date of Transaction	01/01/2009

Amount (R$)	Not applicable

Interest rate	Not applicable

Current balance (R$) (31/12/2009)	368,000,000.00

Amount of related party	Not applicable

Guaranties and insurance	None

Duration	2027

Conditions of termination or expiration	None

Nature and Reasons for the operation / other relevant information

Name of related party	Companhia Portuária Baía de Sepetiba (CPBS)

Relationship with the Company	Subsidiary

Purpose of the contract	Providing operating services and iron ore shipping

Date of Transaction	01/01/2004

Amount (R$)	Not applicable

Interest rate	Not applicable

Current balance (R$) (31/12/2009)	30.000.000,00

Amount of related party	Not applicable

Guaranties and insurance	None

Duration	2014

Conditions of termination or expiration	The contract may be terminated by operation of law, at the discretion of the innocent party, by simple written communication addressed by the interested party to the other party in any of the following cases:

• Bankruptcy, liquidation agreement, dissolution or liquidation, declared or approved;

• Default of obligation established in any clause, Item or subitem of the contract, not resolved;

• Suspension or termination of services and / or the occurrence of unforeseeable circumstances or force majeure, for more than sixty (60) calendar days.

In the event of contract termination, CPBS shall provide Vale its whole cargo / property which is in the TERMINAL and all documents owned by Vale in its possession. After the release of cargo and documents, VALE will pay all expenses and service costs and perhaps not yet settled, offsetting any claims and arranging the withdrawal of the product within 30 (thirty) days, any failing of which will be deemed to be abandoned pursuant to the terms of the Civil Code.

In the event of default, a letter identifying the breach of contract should be presented to the other party, which will have fifteen (15) days to remedy the default. If after this time the default has not been remedied, the aggrieved party may terminate this contract by operation of law, subject to judicial collection, corresponding to the obligations arising from this;

Both parties agree at the outset that in the event of suspension of service determined by VALE or contract termination, the following will be owed to CPBS: (i) the amounts pending payment for that portion of services already performed until the date of suspension, ( ii) the reimbursement of costs resulting from this suspension or contract termination, (iii) the compensation for any burden caused by VALE to CPBS provided for herein.

• For purposes of this item, CPBS may offset any debts they have with respect to the claims that VALE might have, and use this contract as an extrajudicial execution order for the recovery of any sums due, regarded now as certain net debt in the event of default by Vale. It will be Vale’s responsibility to cover all costs that CPBS has to incur due to the collection, judicial or extrajudicial, of the credits that might be owed in relation to the SERVICES.

Nature and Reasons for the operation/other relevant information	The contract has a term of 10 years counted from the date of its signing and may be renewed automatically for similar periods with no pronouncement to the contrary from any of the parties until 24 months before the date set for signing the contract. The purpose of the contract is to ensure use of port facility and capacity for loading iron ore of an annual amount of 11 million tons.

Name of related party	Ferrovia Centro Atlantica S.A.

Relationship with the Company	Subsidiary

Purpose of the contract	Leasing of locomotives BB-36

Date of Transaction	01/01/2009

Amount (R$)	Not applicable

Interest rate	IGP-M

Current balance (R$) (31/12/2009)	3,084,484.00

Amount of related party	Not applicable

Guaranties and insurance	None

Duration	31/12/2011

Conditions of termination or expiration	Return of locomotives to the leasing company shall always be through a term of surrender, signed and dated by representatives of the parties, with checklist indicating the condition of the assets, as well as the maintenance plan required for the contracted period, according to specifications agreed between the parties, including book of photos which is the responsibility of the leasing company and should be signed by the company which leased the assets. If the locomotive is returned in a state inferior / superior to the condition received by the lessee, the recovery value will be defined jointly between the parties to set the amount to be owed / credited, provided that the debtor party will make payment within 30 days after receipt issued by the creditor party.

Nature and Reasons for the operation / other relevant information

Name of related party	Ferrovia Centro Atlantica S.A.

Relationship with the Company	Subsidiary

Purpose of the contract	Regulate cooperation between the parties for development of support processes by Vale and share costs.

Date of Transaction	28/12/2007

Amount (R$)	Not applicable

Interest rate	Not applicable

Current balance (R$) (31/12/2009)	15,559,291.36

Amount of related party	Not applicable

Guaranties and insurance	Compensate Vale for costs incurred in accordance with the terms of this Contract, to ensure the physical availability of shared infrastructure, provide clarification for Vale and take steps necessary for the development of support processes, including procurement and management of third parties

Duration	28/12/2008

Conditions of termination or expiration	This contract will be valid for twelve (12) months from 01/01/2008, or until the fulfillment of all obligations arising from the contract. Without prejudice to the possibility of termination, this Contract shall be automatically extended to the end of its term for successive periods of twelve (12) months unless either party sends written notice to the other 90 (ninety) days in advance of the expected completion of the contract. The contract may be resolved by law in the event of default by either party of its obligations, provided that the party owed the obligation in arrears send written notice to the party in default and that the breach is not solved for a period of fifteen (15) days. Either party may terminate it by written notice, with a minimum advance warning of 180 (one hundred and eighty) days. In this case, neither of the parties will be due for indemnity or compensation on account of the termination, with all other obligations set forth in the instrument maintained until the termination of the original term of the contract.

Nature and Reasons for the operation / other relevant information

1

Name of related party	Alumina do Norte in Brazil SA — ALUNORTE

Relationship with the Company	Subsidiary

Purpose of the contract	Distribution Contract between Vale and Nippon Amazon Aluminum Co., Ltd (NAAC) for Alunorte’s financing

Date of Transaction	16/12/1996

Amount (R$)	R$ 208,492,600.00 (equivalent to US$200,000,000.00)

Interest rate	6M Libor _ 0.625% a.a.

Current balance (R$) (31/12/2009)	R$ 52,419,880.51 (equivalent to US$30,105,605.62)

Amount of related party	Not applicable

Guaranties and insurance	None

Duration	23/03/2011

Conditions of termination or expiration	PREPAYMENT

ALUNORTE cannot pre-pay the principal, in part or in whole, of this Distribution Contract.

Notwithstanding the provision of the above item, if expressly authorized by Vale and Nippon Amazon Aluminum Co., Ltd. — NAAC, ALUNORTE may prepay the principal, in part or in whole, of this Distribution Contract, plus the premium value of 0.5% of the prepaid amount, subject to the terms of the contract.

EARLY TERMINATION

Vale will terminate this contract upon simple notification to ALUNORTE in the following circumstances, without the need for any further action by Vale:

(a) lack of full or partial payment by ALUNORTE of principal, interest or other charges arising from this transfer, if any, where this event is not remedied within 14 days after notification by Vale;

(b) non-compliance by ALUNORTE of any obligations under this Contract or any other contract in which it is a party, if such an event is not remedied within 30 days after notification by Vale;

(c) dissolution, merger, liquidation or disposition of substantial assets of ALUNORTE without the prior consent of NAAC, which in turn cannot deny ALUNORTE these steps unreasonably;

(i) standstill of ALUNORTE’s businesses;

(j) NAAC declares an event of Vale’s default under the Distribution Contract

Nature and Reasons for the operation / other relevant information	NAAC’s debt transfer to Vale and Alunorte to finance and increase Alunorte’s production capacity from 800,000 tons to 1,100,000 tons.
2

Name of related party	Docepar S.A. (DOCEPAR)

Relationship with the Company	Subsidiary

Purpose of the contract	Loan

Date of Transaction	02/01/2006

Amount (R$)	49,030,201.87

Interest rate	94% CDI

Current balance (R$) (31/12/2009)	58,286,757.00

Amount of related party	Not applicable

Guaranties and insurance	None

Duration	30/12/2010

Conditions of termination or expiration	PREPAYMENT

DOCEPAR may prepay the amount, in whole or in part, including principal and interest calculated from January 2, 2006 until the date of actual payment.

DOCEPAR should notify its intention to make the prepayment at least 3 (three) days in advance.

EARLY TERMINATION

If DOCEPAR fails to meet any of its obligations, Vale may automatically assume the debt for the total value (principal and interest) plus the contractual penalty provided for in the contract, the present serving as an extrajudicial execution order, in accordance with Article 585 of the Code of Civil Procedure.

Nature and Reasons for the operation / other relevant information	Inter-company loan
3

Name of related party	Minas da Serra Geral SA (MSG)

Relationship with the Company	Subsidiary

Purpose of the contract	Loan

Date of Transaction	28/03/2008

Amount (R$)	27,878,191.00

Interest rate	94% CDI

Current balance (R$) (12/31/2009)	30,250,673.00

Amount of related party	Not applicable

Guaranties and insurance	None

Duration	30/12/2010

Conditions of termination or expiration	PREPAYMENT

VALE may prepay the amount, in whole or in part, including principal and interest calculated from March 28, 2008 until the date of actual payment.

VALE should notify its intention to make the prepayment at least 3 (three) days in advance.

EARLY TERMINATION

If VALE fails to meet any of its obligations, MSG may automatically assume the debt for the total value (principal and interest) plus the contractual penalty provided for in the contract, the present serving as an extrajudicial execution order, in accordance with Article 585 of the Code of Civil Procedure.

Nature and Reasons for the operation / other relevant information	Inter-company loan
4

Name of related party	Florestas Rio Doce SA (FRDSA)

Relationship with the Company	Subsidiary

Purpose of the contract	Loan

Date of Transaction	30/10/2008

Amount (R$)	3,848,783.00

Interest rate	94% CDI

Current balance (R$) (31/12/2009)	3,997,733.00

Amount of related party	Not applicable

Guaranties and insurance	None

Duration	30/12/2010

Conditions of termination or expiration	PREPAYMENT

VALE may prepay the amount, in whole or in part, including principal and interest calculated from October 30, 2008 until the date of actual payment.

VALE should notify its intention to make the prepayment at least 3 (three) days in advance.

EARLY TERMINATION

If VALE fails to meet any of its obligations, FRDSA may automatically assume the debt for the total value (principal and interest) plus the contractual penalty provided for in the contract, the present serving as an extrajudicial execution order, in accordance with Article 585 of the Code of Civil Procedure.

Nature and Reasons for the operation / other relevant information	Inter-company loan

5

Name of related party	Instituto Ambiental Vale do Rio Doce (IAVRD)

Relationship with the Company	Subsidiary

Purpose of the contract	Loan

Date of Transaction	12/11/2007

Amount (R$)	367,494.00

Interest rate	94% CDI

Current balance (R$) (31/12/2009)	3,997,733.00

Amount of related party	Not applicable

Guaranties and insurance	None

Duration	30/12/2010

Conditions of termination or expiration	PREPAYMENT

VALE may prepay the amount, in whole or in part, including principal and interest calculated from November 12, 2007 until the date of actual payment.

VALE should notify its intention to make the prepayment at least 3 (three) days in advance.

EARLY REDEMPTION

If VALE fails to meet any of its obligations, IAVRD may automatically assume the debt for the total value (principal and interest) plus the contractual penalty provided for in the contract, the present serving as an extrajudicial execution order, in accordance with Article 585 of the Code of Civil Procedure.

Nature and Reasons for the operation / other relevant information	Inter-company loan
6

Name of related party	Mineração Tacuma Ltda. (Tacuma)

Relationship with the Company	Subsidiary

Purpose of the contract	Loan

Date of Transaction	02/01/2006

Amount (R$)	5,162,101.00

Interest rate	94% CDI

Current balance (R$) (31/12/2009)	7,766,327.00

Amount of related party	Not applicable

Guaranties and insurance	None

Duration	30/12/2010

Conditions of termination or expiration	PREPAYMENT

TACUMÃ may prepay the amount, in whole or in part, including principal and interest calculated from January 2, 2006 until the date of actual payment.

TACUMÃ should notify its intention to make the prepayment at least 3 (three) days in advance.

EARLY REDEMPTION

If TACUMÃ fails to meet any of its obligations, VALE may automatically assume the debt for the total value (principal and interest) plus the contractual penalty provided for in the contract, the present serving as an extrajudicial execution order, in accordance with Article 585 of the Code of Civil Procedure.

Nature and Reasons for the operation / other relevant information	Inter-company loans
7

Name of related party	CVRD Overseas Ltd.

Relationship with the Company	Subsidiary

Purpose of the contract	Export Prepayment — Long Term

Date of Transaction	24/07/2003

Amount (R$)	724,025,000.00

Interest rate	4.43% p.a.

Current balance (R$) (31/12/2009)	215,265,554.00

Amount of related party	Not applicable

Guaranties and insurance	None

Duration	15/01/2010

Conditions of termination or expiration	VALE has the right to prepay the amount, without premium or penalty, in whole or in part, at any time and as of the date hereof, by prior written notification of up to 3 business days.

Nature and Reasons for the operation / other relevant information	Export Prepayment

8

Name of related party	CVRD Overseas Ltd.

Relationship with the Company	Subsidiary

Purpose of the contract	Export Prepayment

Date of Transaction	19/10/2000

Amount (R$)	R$ 280,710,000.00

Interest rate	8.926% a.a.

Current balance (R$) (31/12/2009)	48,765,581.00

Amount of related party	Not applicable

Guaranties and insurance	None

Duration	15/01/2010

Conditions of termination or expiration	VALE may prepay the amount, without premium or penalty, in whole or in part, at any time and as of the date hereof, by prior written notification of up to 3 business days.

Nature and Reasons for the operation / other relevant information	Pre-payment for Export
9

Name of related party	Vale International S.A.

Relationship with the Company	Subsidiary

Purpose of the contract	Export Prepayment

Date of Transaction	13/01/2006

Amount (R$)	R$ 28,014,166,800.00

Interest rate	2.66% pa (average rate)

Current balance (R$) (31/12/2009)	R$ 28,096,167,033.88 (equivalent to US$16,136,094,092.51)

Amount of related party	Not applicable

Guaranties and insurance	None

Duration	21/12/2026

Conditions of termination or expiration	Prepayment — The exporter may, by notice in writing at least two (2) business days for the Importer, elect to prepay any amount, in whole or in part, with accrued interest

Nature and Reasons for the operation / other relevant information	Pre-payment for Export
10

Name of related party	Vale International S.A.

Relationship with the Company	Subsidiary

Purpose of the contract	Import Financing

Date of Transaction	31/01/2005

Amount (U.S. $)	R$ 3,120,634,886.35

Interest rate	4.30% pa (average rate)

Existing balance (U.S. $) (31/12/2009)	R$ 3,488,973,913.14 (equivalent to U.S. $2,003,775,507.20)

Amount of related party	Not applicable

Guaranties and insurance	None

Duration	29/04/2014

Conditions of termination or expiration	None

Nature and Reasons for the operation / other relevant information	Import Financing

Name of related party	Baovale Mining S.A.

Relationship with the Company	Joint control Subsidiary

Purpose of the contract	Purchase of goods and non-agglomerated iron ore pellets

Date of Transaction	01/03/2002

Amount (R $)	Not applicable

Interest rate	Not applicable

Current balance (R$) (31/12/2009)	10.000.000,00

Amount of related party	Not applicable

Guaranties and insurance	None

Duration	2022

Conditions of termination or expiration	The contract may be terminated upon the occurrence of the following events by the:

(I) Complaining party, if the other party commits a material breach of any of its obligations under the current contract and if such violation is not resolved within sixty (60) days after being given notice of the violation, requesting its solution;

(II) Vendor, if the Purchaser fails to pay the amount equivalent to 1,000,000 tons from the last fiscal through the next fiscal year;

(III) If Purchaser fails to meet the accumulated tonnage and exceeds 1,500,000 tons in any fiscal year;

(IV) Vendor or Purchaser, if applicable, in case of insolvency, bankruptcy or liquidation of the other party;

(V) Vendor or Purchaser after termination of the Shareholders Contract;

(VI) Vendor or Purchaser, after mutual consent;

(VII) Purchaser, if the Vendor fails to fulfill its obligations;

(VIII) Vendor or Purchaser, at the end of the term of the Contract.

Nature and Reasons for the operation / other Relevant Information

Name of related party	Vale International S.A.

Relationship with the Company	Subsidiary

Purpose of the contract	Purchase of agglomerated and non-agglomerated iron ore, copper concentrate and copper cathode products

Date of Transaction	01/03/2006

Amount (R$)	Not applicable

Interest rate	Not applicable

Current balance (R$) (31/12/2009)	1,672,000,000

Amount of related party	Not applicable

Guaranties and insurance	None

Duration	31/12/2006

Conditions of termination or expiration	The contract may be terminated immediately by written notification to the other party if:

(i) the other party commits a serious breach of any obligation under this contract if such breach is not remedied within 7 (seven) business days following the warning about the violation requesting its remedying;

(ii) an actual charge is made on the property of the other party or a judicial administrator or administrator is appointed to manage the property of the other party;

(iii) the other party enters into a contract with its creditors or has an administrator or other person who takes the decisions, including the decision to file documents in a Court of Justice declaring the intention to appoint an administrator to substitute the administrator in office;

(iv) the other party declares liquidation (except in cases of mergers or restructurings, in which case the new company will assume the obligations imposed by the other party in relation to the current contract);

(v) any occurrence of any event similar to events previously listed in accordance with the laws of any jurisdiction, or

(vi) the other party stops or threatens to stop commercial/business transactions.

Nature and Reasons for the operation / other Relevant Information	The “Termination” clause was prepared under English jurisdiction, and for this reason an analogy has been made with the wording of Brazilian legal institutions (which are different from English legal institutions)

Name of related party	CVRD Overseas Ltd.

Relationship with the Company	Subsidiary

Purpose of the contract	Purchase of agglomerated and non-agglomerated iron ore pellets

Date of Transaction	15/08/2000

Amount (R$)	Not applicable

Interest rate	Not applicable

Current balance (R$) (31/12/2009)	545.000.000,00

Amount of related party	Not applicable

Guaranties and insurance	None

Duration	Undetermined

Conditions of termination or expiration	None. Sales to be carried out by CVRD Overseas during the period Vale’s securitization program (initiated in 2000) remains effective.

Nature and Reasons for the operation / other Relevant Information	Sales to be carried out by CVRD Overseas during the period Vale’s securitization program (initiated in 2000) remains effective.

Name of related party	Companhia Hispano Brasileira de Pelotização — Hispanobras

Relationship with the Company	Affiliate

Purpose of the contract	Supply Contract for pellet feed (Vale to Hispanobras) Pellet purchase contract (Hispanobras to Vale) Plant operating contract(Vale operates Hispanobras plant)

Date of Transaction	13/05/1974

Amount (R$)	Not applicable

Interest rate	Not applicable

Current balance (R$) (31/12/2009)	24,800,000.00

Amount of related party	Not applicable

Guaranties and insurance	None

Duration	Not applicable

Conditions of termination or expiration	None

Nature and Reasons for the operation / other Relevant Information	Under the Shareholders Contract between Vale and Arcelor Mittal Spain, Vale operates the Hispanobras pellet plant, provides pellet feed and purchases some of the pellets produced in this plant.

Name of related party	Companhia Italo-Brasileira de Pelotização — Itabrasco

Relationship with the Company	Affiliate

Purpose of the contract	Contract for Leasing Assets

Date of Transaction	30/09/2008

Amount (R$)	Not applicable

Interest rate	Not applicable

Current balance (R$) (31/12/2009)	50,300,000.00

Amount of related party	Not applicable

Guaranties and insurance	None

Duration	2018

Conditions of termination or expiration	Either party shall have the right to terminate the lease after the initial period of three years, provided that they send to the other party written notice at least a year before the lease expires.

The parties may also, during the eighth year, review the conditions agreed in this contract in order to decide whether or not this will be renewed.

Nature and Reasons for the operation / other Relevant Information	Vale leased the Itabrasco pellet plant, upon payment of a fixed portion and a variable portion depending on the performance of the assets.

Name of related party	Companhia Coreano Brasileira de Pelotização — Kobrasco

Relationship with the Company	Affiliate

Purpose of the contract	Contract for Leasing Assets

Date of Transaction	06/05/2008

Amount (R$)	Not applicable

Interest rate	Not applicable

Current balance (R$) (31/12/2009)	79,800,000.00

Amount of related party	Not applicable

Guaranties and insurance	None

Duration	2013

Conditions of termination or expiration	Written notice to the other party at least one year in advance of its termination

Nature and Reasons for the operation / other Relevant Information	Vale leased the Kobrasco pellet plant of Kobrasco, upon payment of a fixed portion and variable portion depending on the performance of the assets. Term of the contract is five years, renewable successively for an equal period

Name of related party	Samarco Mineração S.A.

Relationship with the Company	Affiliate

Purpose of the contract	Sale of iron ore from Vale to Samarco

Date of Transaction	12/04/2004

Amount (R$)	Not applicable

Interest rate	Not applicable

Current balance (R$) (31/12/2009)	R$21,000,000.00

Amount of related party	Not applicable

Guaranties and insurance	There is insurance against damages, in the area in control of the purchaser, related to the materials and / or equipment belonging to the vendor, as provided for by the purchaser.

Duration	12/04/2024 (contracted) to 01/01/2027 (first addition)

Conditions of termination or expiration	The contract may be terminated by operation of law, by the innocent party, without prior notice, in any of the following cases:

a) Default of any term, condition or provision of this contract or its exhibits, provided that the breach is not remedied within thirty (30) calendar days of the written notices provided for above. In such case, the party at fault must pay the innocent party a contractual fine of 10% of the annual amount in which the event occurs, which will be deducted from the losses and damages. The higher value holds, in any case, over the lower, at the risk of refund;

b) Bankruptcy, judicial or extrajudicial recovery, dissolution or, judicial or extrajudicial liquidation, declared or approved;

c) Suspension by the competent authorities of the implementation of the Services for more than thirty (30) days;

d) Suspension of service due to the occurrence of force majeure or unforeseeable circumstances as noted in the fourteenth clause for a period exceeding ninety (90) days, in which case the vendor has the right to receive from the purchaser the supplies already provided.

Nature and Reasons for the operation / other Relevant Information

Name of related party	Samarco Mineração S.A.

Relationship with the Company	Affiliate

Purpose of the contract	Sale of iron ore from Vale to Samarco

Date of Transaction	01/05/2001

Amount (R$)	Not applicable

Interest rate	Not applicable

Current balance (R$) (31/12/2009)	R$ 21,000,000.00

Amount of related party	Not applicable

Guaranties and insurance	There is insurance against damages, in the area in control of the purchaser, related to the materials and / or equipment belonging to the vendor, as provided for by the purchaser.

Duration	30/02/2006 (contracted) to 31/12/2010 (first addition)

Conditions of termination or expiration	The contract may be terminated by operation of law, by the innocent party, without prior notice, in any of the following cases:

a) Default of any term, condition or provision of this contract or its exhibits, provided that the breach is not remedied within thirty (30) calendar days of the written notices provided for above;

b) Bankruptcy, judicial or extrajudicial recovery, dissolution or, judicial or extrajudicial liquidation, declared or approved;

c) Suspension by the competent authorities of the implementation of the Services for more than thirty (30) days;

d) Suspension of service due to the occurrence of force majeure or unforeseeable circumstances as noted in the fourteenth clause for a period exceeding ninety (90) days, in which case the vendor has the right to receive from the purchaser the supplies already provided.

Nature and Reasons for the operation / other Relevant Information

Name of related party	Companhia Nipo Brasileira de Pelotização — Nibrasco

Relationship with the Company	Affiliate

Purpose of the contract	Contract for Leasing Assets

Date of Transaction	30/04/2008

Amount (R$)	Not applicable

Interest rate	Not applicable

Current balance (R$) (31/12/2009)	95,500,000.00

Amount of related party	Not applicable

Warranties and insurance	None

Duration	2038

Conditions of termination or expiration	Written notice to the other party at least one year in advance of termination

Nature and Reasons for the operation / other Relevant Information	Vale leased two pellet plants from Nibrasco, upon payment of a fixed portion and a variable portion depending on the performance of the assets. Term of the contract is five years, renewable successively for an equal period

Name of related party	MRS Logística S.A.

Relationship with the Company	Affiliate

Purpose of the contract	Regulating the provision of rail transport services for iron ore, from iron ore loading terminals identified as Terminal Andaime, Terminal Sarzedo, Terminal Olhos D ´Água, Terminal Água Santa, Terminal Sarzedo Novo — TCS (Terminal de Carga de Sarzedo), Terminal Córrego do Feijão, Terminal Alberto Flores and Terminal Souza Noscheses, located in the state of Minas Gerais, and certain other terminals

Date of Transaction	30/09/2007

Amount (R$)	—

Interest rate

Current balance (R$) (31/12/2009)	433,000,000.00

Amount of related party	Not applicable

Guaranties and insurance	Assuming that the annual volume to be transported, informed by VALE to MRS, are not observed, the party in default will compensate for any losses arising from this default

MRS must contract the Optional Liability Insurance for personal injury and damage caused to third parties, and is responsible for payment of the corresponding values of the policies.

Duration	01/10/2007 to 30/09/2012

Conditions of termination or expiration	The contract may be terminated by operation of law, by written notice to the other party, without prior notice, in any of the following cases:

a) Default, by either party of any term, condition or provision of this contract, provided that the breach is not remedied within sixty (60) calendar days of the notices provided for above.

b) bankruptcy, judicial or extrajudicial recovery, dissolution or, judicial or extrajudicial liquidation, declared or approved;

c) suspension by the competent authorities of the implementation of the Services;

d) When the fines provided for in Clause Ten reach 10% (Ten Percent) of the value of its cargo transported and delayed, even in a cumulative way;

e) If MRS suspends the Service, in whole or in part, without express prior notice or written consent by Vale, for more than ten (10) consecutive days or 30 (thirty) alternating days;

f) Suspension of service due to the occurrence of force majeure or unforeseeable circumstances for a period exceeding sixty (60) days;

g) If a party assigns this contract without prior written consent of the other party, observing Clause Sixteen

In the event of expiration or termination of the Contract, both parties should return to the other any documentation that is in their possession. This return must be made within 24 (twenty four) hours from the date of termination.

In case of cancellation it will apply only until the date on which the termination takes place, with no effects for the remainder of the term originally established.

Nature and Reasons for the operation / other Relevant Information	Transportation of iron ore from mines located in Minas Gerais for shipping from the ports of Sepetiba and Guaíba in Rio de Janeiro.

Name of related party	MRS Logística S.A. (MRS)

Relationship with the Company	Affiliate

Purpose of the contract	Provision of rail transport services for iron ore, from iron ore loading terminals identified as Terminal de Olhos D’agua, Sarzedo, Sarzedo Novo, Córrego Feijão, Alberto Flores, Souza Noschese, Andaime, Juiz de Fora and Casa de Pedra and certain other terminals. which might be used up to the PATRAG transhipping terminal.

Date of Transaction	04/09/2008

Amount (R$)	74,487,455.00

Interest rate	Not applicable

Current balance (R$) (31/12/2009)	35,022,933.19

Amount of related party	Not applicable

Guaranties and insurance	VALE will guarantee MRS the minimum payment based on volume, equivalent to 85% of the amount stipulated for 2008, and the equivalent of 80% of the amounts stipulated for the years 2009, 2010 and 2011 of the planned shipments by Vale to MRS.

If MRS fails to meet the set volume, it should compensate for the difference six months as of the date of default.

MRS must contract the Optional Liability Insurance for personal injury and damage caused to third parties, and is responsible for payment of the corresponding values of the policies.

Duration	31/12/2011

Conditions of termination or expiration	The contract may be terminated by operation of law, by written notice to the other party, without prior judicail or extrajudicial notice, in any of the following cases:

a) Default, by either party of any term, condition or provision of this contract, provided that the breach is not remedied within sixty (60) calendar days of the notices provided for above.

b) bankruptcy or request for bankruptcy, judicial or extrajudicial recovery, dissolution or, judicial or extrajudicial liquidation, declared or approved;

c) suspension by the competent authorities of the implementation of the Services;

d) When the fines provided for reach 10% (Ten Percent) of the value of its cargo transported and delayed, even in a cumulative way;

e) If the hired company suspends the Service, in whole or in part, without express prior notice or written consent by Vale, for more than ten (10) consecutive days or 30 (thirty) alternating days;

f) Suspension of Service due to the occurrence of force majeure or unforeseeable circumstances for a period exceeding sixty (60) days;

Nature and Reasons for the operation / other Relevant Information	Transport of Iron Ore to the Patrag terminal (interchange between EFVM and MRS)

Name of related party	Ferrovia Centro Atlântica S.A.

Relationship with the Company	Subsidiary

Purpose of the contract	Sale of FCA locomotives and wagons to Vale

Date of Transaction	18/07/2008

Amount (R$)	5,053,647.24

Interest rate	Not applicable

Current balance (R$) (31/12/2009)	393,549.71

Amount of related party	Not applicable

Guaranties and insurance	None

Duration	28/12/2012

Conditions of termination or expiration	None

Nature and Reasons for the operation / other relevant information

Name of related party	Ferrovia Centro Atlântica S.A.

Relationship with the Company	Subsidiary

Purpose of the contract	Sale of Vale locomotives and wagons to FCA

Date of Transaction	18/07/2008

Amount (R$)	38,093,560.34

Interest rate	Not applicable

Current balance (R$) (31/12/2009)	39,908,778.95

Amount of related party	Not applicable

Guaranties and insurance	None

Duration	28/12/2012

Conditions of termination or expiration	None

Nature and Reasons for the operation / other relevant information

Name of related party	Ferrovia Centro Atlântica S.A.

Relationship with the Company	Subsidiary

Purpose of the contract	Sale of Vale locomotives and wagons to FCA

Date of Transaction	28/12/2007

Amount (R$)	50,160,697.43

Interest rate	Not applicable

Current balance (R$) (31/12/2009)	33,912,551.48

Amount of related party	Not applicable

Guaranties and insurance	None

Duration	28/12/2011

Conditions of termination or expiration	None

Nature and Reasons for the operation / other relevant information

Name of related party	Ferrovia Centro Atlântica S.A.

Relationship with the Company	Subsidiary

Purpose of the contract	Sale of Vale locomotives and wagons to FCA

Date of Transaction	07/04/2009

Amount (R$)	25,116,584.45

Interest rate	Not applicable

Current balance (R$) (31/12/2009)	20,292,154.49

Amount of related party	Not applicable

Guaranties and insurance	None

Duration	31/01/2013

Conditions of termination or expiration	None

Nature and Reasons for the operation / other relevant information

Name of related party	Ferrovia Centro Atlântica S.A.

Relationship with the Company	Subsidiary

Purpose of the contract	Line of Credit (Financial Assistance)

Date of Transaction	31/08/2005

Amount (R$)	Not applicable

Interest rate	Not applicable

Current balance (R$) (31/12/2009)	At 31/12/2009 FCA had a credit against Vale for 1,564,976.91

Amount of related party	Not applicable

Guaranties and insurance	None

Duration	31/12/2010

Conditions of termination or expiration	The contract may be terminated by either party, without cause, with sixty (60) days’ prior notice. Upon termination of the contract, the parties must have fulfilled their respective obligations. Additionally, upon the occurrence of any of the following, either party may, without prior notice, consider the contract terminated and the debt due, and may call for payment of principal, interest and obligations: (i) declaration against either party of judicial or extrajudicial recovery, or declaration of judicial or extrajudicial liquidation or bankruptcy; (ii) Default, by either party of any term, condition or provision of this contract, provided that the breach is not remedied within sixty (60) calendar days of the notices provided for above; (iii) either party incurring arrears for at least five (5) business days with respect to any amount due.

Nature and Reasons for the operation / other relevant information	Interest rate: 94% of CDI

Contract for Financial Assistance. The seventh and last Addition to the contract was signed on 15/01/10. According to the seventh Addition to the contract, Vale undertakes to provide to FCA a loan of up to R$130 million upon FCA’s request and Vale’s approval. Furthermore, FCA will make available to Vale loans up to R$39 million if stipulated by FCA and approved by Vale. All disbursements will be paid at a variable rate corresponding to 94% of the CDI rate.

Name of related party	Ferrovia Norte Sul S.A.

Relationship with the Company	Subsidiary

Purpose of the contract	Specific Contractual Transaction, with the objective (i) to carry out specific transactions relating to mutual traffic and/or the right of passage; (ii) to refine global operational efficiency for railroad transportation and better conditions in general for passengers, in order to allow for increased railroad transportation between parties; (iii) to maintain a heightened relationship between parties, in order to increase service of the demands of transportation of cargo in its areas of influence, producing economic development in the regions it attends, all in accordance with our contracts, as well as in observance of the applicable technical norms and regulations; and (iv) to consider the junction between the two railroads and the Açailândia station, in the state of Maranhao, operated by Vale S.A., where we will make the exchange between railroad stations with dispatched cargo in mutual traffic.

Date of Transaction	19/12/2008

Amount (R$)	25,928,652.13

Interest rate	Not applicable

Current balance (R$) (31/12/2009)	Not applicable

Amount of related party	Not applicable

Guaranties and insurance	None

Duration	In effect for thirty (30) years or until the end of the subcontract.

Conditions of termination or expiration	The contract was signed to regulate the obligations between parties in the service of railroad transportation by FNS to Vale. The amount involved corresponds to the total value paid by Vale S.A. to FNS for providing services of railroad transportation in the year ended 31/12/2009. There is no way to determine the global value of the contract, since it depends on the quantity and type of individual services required by Vale S.A.

Nature and Reasons for the operation / other relevant information

16.3 Measures Taken to Address the Conflict of Interest
As mentioned in item 16.1, the Company conducts transactions with related parties in order to always best serve its interests and those of its shareholders.
Transactions concluded with related parties are supported by prior, careful evaluations of the terms therein, so that it takes place under strictly equitable conditions, obeying the normal market prices and conditions. Thus, transactions with related parties do not generate any undue benefits or harm to the parties involved.
To check the equitable nature of operations with related parties, the Company reviews the financial viability of each operation vis-à-vis similar market transactions between unrelated parties. The Company uses comparative analysis methods.
Transactions with related parties of the Company may, in general, be divided into: (i) Operational transactions, and (ii) Financial transactions.
Within the operational part of its activities, Vale performs a substantial volume of transactions with its wholly owned subsidiaries, subsidiaries and companies under joint control with third parties, in view of its policy of integration of its activities in the production and commercial chain. Besides the exploitation of minerals, Vale invests heavily in activities related to transport, logistics and energy services and supplies essential to achieving its corporate purpose. The Company’s investments in the logistics segment are based on the transport needs for mining operations and for other products sold to customers. Additionally, Vale invests in power generation to meet its own internal needs, in order to reduce costs and minimize risks due to problems of energy supply. In this context, several operational contracts have been signed between Vale and members of companies in its group, always taking care to observe fair and balanced terms and avoid discrepancies with market conditions, as required by Corporate and Tax laws.
With respect to transactions of a financial nature, Vale seeks continuously and energetically to find the best options available in local and international markets, with a view to securing or investing resources. Overall, investments are undertaken in order to maintain the liquidity of the company available for its investments coupled with a conservative policy regarding the assuming of credit risk of counterparties, with a focus on maintaining its assets in first-tier banks.23

[23]	Highlighted text not in the Portuguese version

17. SHARE CAPITAL

17.1 Information about the share capital

	Number of shares	Amount (R$)
a) Issued capital
Common Shares	3,256,724,482	30,349,859,218,60
Preferred Class A Shares	2,108,579,606	19,650,140,669,57
Golden Shares	12	111.83

b) Subscribed capital
Common Shares	3,256,724,482	30,349,859,218,60
Preferred Class A Shares	2,108,579,606	19,650,140,669,57
Golden Shares	12	111.83

c) Paid-in capital
Common Shares	3,256,724,482	30,349,859,218,60
Preferred Class A Shares	2,108,579,606	19,650,140,669,57
Golden Shares	12	111.83

d) Paid-in capital due date	Not applicable
Common Shares	—	—
Preferred Class A Shares	—	—
Golden Shares	—	—

e) Authorized capital	Number of shares
Common Shares	3,600,000,000
Preferred Class A Shares	7,200,000,000
Amount (R$ thousand)	—
Authorization date	30.08.2007

f) Notes Convertible into Shares

Description of the Notes	1) Series RIO and Series RIO P: US$1,880,270,650 in mandatorily convertible notes with maturity in 2010, issued on June 25, 2007, by Vale Capital Limited (Vale Capital).

The notes in the amount of US$1,295,732,300 (Series RIO notes) with maturity in 2010 yield interest of 5.50% per year, payable quarterly. At their maturity, on June 15, 2010, the Series RIO notes were mandatorily converted to American Depositary Shares (ADS), each ADS representing one common share issued by Vale.

The notes in the amount of US$584,538,350 (Series RIO P notes) with maturity in 2010 yield interest of 5.50% per year, payable quarterly. At their maturity, on June 15, 2010, the Series RIO P notes were mandatorily converted to ADS, each ADS representing one preferred class A share issued by Vale. Additional interest will be paid based on the net amount of cash distributions paid to holders of ADS.

The American Depositary Shares, into which the Series RIO Notes were converted, represented an aggregate of 49,305,205 common shares, equivalent to 1.5% of outstanding common shares, and the Series RIO P Notes represented an aggregate of 26,130,033 preferred class A shares, equivalent to 1.3% of outstanding preferred class A shares.

The notes are unsecured and unsubordinated obligations of Vale Capital.

The guarantee is an unsecured and unsubordinated obligation of Vale.

	2) Series VALE-2012 and Series VALE.P-2012: US$ 941,658,400 in mandatorily convertible notes with maturity in 2012, issued on July 13, 2009 by Vale Capital II.

	The notes in the amount of US$ 292,445,150 (Series VALE-2012 notes) with maturity in 2012 yield interest of 6.75% per year, payable quarterly. At their maturity, on June 15, 2012, the Series VALE-2012 notes will be mandatorily converted to ADS, each representing one common share issued by Vale. Additional interest will be payable based on the net amount of cash distributions paid to ADS holders.

	The notes in the amount of US$ 649,213,250 (Series VALE.P-2012 notes) with maturity in 2012 interest yield of 6.75% per year, payable quarterly. At their maturity, on June 15, 2012, the Series VALE.P-2012 notes will be mandatorily converted to ADS, each representing one preferred class A share issued by Vale. Additional interest will be paid based on the net amount of cash distributions paid to holders of ADS. Additional interest will be payable based on the net amount of cash distributions paid to ADS holders.

	The ADS, will, jointly, represent the amount of 18,415,859 common shares and 47,284,800 preferred class A shares issued by Vale, currently held in treasury.

	The notes are unsecured and unsubordinated obligations of Vale Capital II. The guarantee is an unsecured and unsubordinated obligation of Vale.

g) Conditions for conversion

	2010 Conversion rate

	The conversion rate, which is the number of ADSs deliverable upon conversion of each note on the applicable date, was 1.9026 common ADSs per Series RIO and 2.2351 preferred ADSs per Series RIO P.

	2012 Conversion rate

	Notes	Twenty day market value average	Conversion Rate
	VALE.P-2012	Less than or equal to US$13.73	3.64170
		Range between US$13.73 and US$16.13	US$ 50.00 divided by twenty day market value
		Equal to or greater than US$16.13	3.09930

	VALE-2012	Less than or equal to US$15.88	3.14860
		Range between US$15.88 and US$18.66	US$ 50.00 divided by twenty day market value
		Equal to or greater than US$18.66	2.67970

17.2 Capital Increases for the last three fiscal years:

													j) % of
													increase
	b) Corporate			e) Number of shares				f) Issue price				i)	over the
	Body that		d) Total amount	issued[24]				(R$)		g) Form of payment	h) Criteria for	Subscription	previous
a) Resolution	ruled the	c) Issue	of the increase			Preferred			Preferred	(cash, property or	determining the	(private or	share
date	increase	date	(R$)	Common		Class A		Common	Class A	rights)	issuance price	public)	capital
27.04.2007	EGM	N/A	8,507,599,025.44	There was no issuance of new shares				N/A	N/A	Capitalization of part of the expansion / investments reserve, part of the legal reserve and part of the tax incentives reserve	N/A	N/A	43.65%
16.07.2008[25]	Board of Directors	17.07.2008	18,450,242,410.58	256,926,766	[26]	164,402,799	[27]	46.28	39.90	Cash upon subscription in Brazilian reais	Bookbuilding	Public	65.89%
05.08.2008[28]	Board of Directors	05.08.2008	983,950,718.10	—		24,660,419		—	39.90	Cash upon subscription in Brazilian reais	Bookbuilding	Public	2.12%
19.05.2010	EGM	N/A	2,565,806,871.32	There was no issuance of new shares				N/A	N/A	Capitalization of part of the expansion / investments reserve and capitalization of the reinvestment reserve	N/A	N/A	5.41%

[24]	No golden shares were issued in the capital increases carried out in the Company’s last three fiscal years.

[25]
Capital increase approved under the primary public offering of common shares and preferred class A shares issued by the Company registered in the Brazilian Securities and Exchange Commission — CVM on 17/07/2008, and the distribution offering of common shares and preferred class A shares in the form of American Depositary Shares (“ADSs”) represented by American Depositary Receipts (“ADRs”), registered in the Securities and Exchange Commission (“Global Offering”). The subscription under the Global Offering was verified and the capital increase ratified at the Board of Directors’ meeting of July 22, 2008.

[26]	This amount considers 80,079,223 common shares issued by the Company in the form of ADSs represented by ADRs at a price of US$ 29.00 or €18.25 per common ADS.

[27]	This amount considers 63,506,751 preferred class A shares issued by the Company in the form of ADSs represented by ADRs at a price of US$25.00 or €15.74 per preferred ADS.

[28]	Capital increase due to the exercise of the green shoe under the Offering.

17.3 Stock splits, reverse splits and bonuses in the Company’s last three fiscal years:

Number of shares before approval (class and
		type			Number of shares after approval (class and type)
			Preferred			Preferred
Resolution	Resolution date	Common	Class A	Special Class	ON	Class A	Special Class
Stock splits [1]	30.08.2007	1,499,898,858	959,758,200	06	2,999,797,716	1,919,516,400	12

[1]	Each common share and each preferred share issued by Vale was represented by two common shares and two preferred shares, respectively.
17.4 Regarding reductions in the Company’s share capital
There was no reduction in the Company’s capital in the last three fiscal years.
17.5 Other information that the Company considers relevant
There is no further relevant information about this item “17”.

18. SECURITIES

18.1 Description of the rights of each class and type of share issued
Common Shares
a. Dividend rights
Under the applicable legislation, owners of common shares will have the right to receive a dividend proportionate to their shareholding after distribution of dividends to holders of preferred shares.
b. Voting rights
Full. Each share assures its owner right to a vote in the shareholder general meetings.
c. Convertibility to other class or type of share:
N/A
d. Right to reimbursement of capital
In accordance with applicable legislation.
e. Right to participate in public offering due to transfer of control
Yes.
f. Restrictions regarding outstanding shares
None.
g. Circumstances where guaranteed rights of said securities may be altered.
Any changes to the rights assigned to Vale shares should be preceded by amendment of the bylaws, and be approved at the extraordinary General Meeting.
The General Meeting can only be held in the first instance, if the shareholders present represent at least two thirds of the voting capital. If the quorum is not reached, the Meeting can be held for a second time with any number of shareholders present.
Changes may be approved by an absolute majority of shareholders present, unless the proposals involve changes in preferences, advantages and redemption or depreciation of one or more classes of preferred shares, or creating a new favored class, where the quorum for approval shall be shareholders representing at least half of the shares with voting rights.
In this case, the effectiveness of the decision will depend on the prior approval or ratification within one year, without the possibility of extending this period, by holders of more than half of each class of preferred shares whose rights would be impaired, through a special Meeting.
It is also stressed that in accordance with article 7 of the bylaws, special class shares shall have the right of veto over any modification of rights assigned to types and classes of shares issued by the Company, as well as any modification of article 7, or any other rights granted by the bylaws to special class shares.
h. Other Relevant Characteristics
None
Class “A” Preferred Shares
a. Dividend rights
Class “A” preferred shares have:
a) priority in receiving dividends, to be calculated in the form of Chapter VII of Vale bylaws, corresponding to (i) at least 3% (three per cent) of the net worth of the share based on the financial statements that served as a reference for the payment of dividends or (ii) 6% (six percent) calculated on the part of the capital formed by each class of share, whichever of them is greater;
(b) the right to participate in profit distribution on equal terms with the common shares, once these have been guaranteed a dividend equal to the minimum priority established in accordance with letter “a” above; and

(c) the right to participate in any premiums, on equal terms with the common shares, maintaining the priority established for the distribution of dividends.
b. Voting rights
The preferred class “A” shares will have the same political rights as the common shares, with the exception of voting for the election of members of the Board of Directors, with the qualification set forth in §§ 2 and 3 of article 11 of Vale bylaws, as well as the right to elect and dismiss a member of the fiscal Council and his Deputy.
Preferred shares will exercise full and unrestricted right to vote if the Company no longer pays, for a period of three (03) consecutive financial years, the minimum dividends assured to holders of preferred shares, to which they have a right under the terms of letter “a” above.
c. Convertibility to other class or type of share:
N/A
d. Right to reimbursement of capital
None.
e. Right to participate in public offering due to transfer of control
None.
f. Restrictions regarding outstanding shares
None.
g. Circumstances where guaranteed rights of said securities may be altered.
For more information, see letter “g” in the section dealing with common shares.
h. Other Relevant Characteristics
None.
Golden Shares
a. Dividend rights
The special class shares (golden shares) have the same economic rights as Class A preferred shares
For more information, see letter “g” in the section dealing with Class “A” preferred shares.
b. Voting rights
The special class shares (golden share) have the same political rights as common shares, with the exception of voting for the election of members of the Board of Directors, with the qualification set out in §§ 2 and 3 of article 11 of Vale bylaws, as well as the right to elect and dismiss a member of the fiscal Council and his Deputy.
In addition to the voting rights referred to above, the special class shares (golden shares) also have a right to veto on the following subjects: (I) change in corporate name; (ii) change of headquarters; (iii) change in statutory purpose regarding mining activities; (iv) liquidation of the company; (v) transfer or closing of the activities of any or all of the following stages of Vale’s integrated systems of iron ore; (vi) any modification of rights assigned to types and classes of Vale shares set forth in the bylaws; and (vii) any amendment to article 7, or any other rights granted to special class shares in Vale’s bylaws.
c. Convertibility to other class or type of share:
N/A.
d. Right to reimbursement of capital
None.

e. Right to participate in public offering due to transfer of control
Yes.
f. Restrictions regarding outstanding shares
Special class preferred shares belong exclusively to the Federal Government.
g. Circumstances where guaranteed rights of said securities may be altered.
For more information, see letter “g” in the section dealing with common shares.
h. Other Relevant Characteristics
None.
18.2 Statutory regulations which limit the right to vote of large shareholders or which cause them to hold a public offering.
There are no statutory regulations which limit the right to vote of large shareholders or which cause them to hold a public offering.
18.3 Description of exceptions and suspensive clauses relative to ownership or political rights set forth in the bylaws
There are no exceptions or suspensive clauses relative to ownership or political rights set forth in Vale’s bylaws
18.4 Information on the volume of trading as well as minimum and maximum values for securities traded on the stock exchange or the over-the-counter market, in each of the quarters in the last 3 financial years.

	Average daily volume		Lowest price
Vale ON	(R$ Thousands)	Highest price (R$)(1)	(R$)(1)
1st Quarter de 2007	5,307	38.8	29.8
2nd Quarter de 2007	6,084	45.1	38.1
3rd Quarter de 2007	10,850	62.5	38.7
4th Quarter de 2007	10,485	65.4	57.2
1st Quarter de 2008	11,425	62.2	45.3
2nd Quarter de 2008	8,368	71.9	56.4
3rd Quarter de 2008	8,724	55.1	35.0
4th Quarter de 2008	8,975	35.4	23.3
1st Quarter de 2009	9,027	38.5	28.6
2nd Quarter de 2009	8,522	40.4	31.2
3rd Quarter de 2009	9,309	41.7	32.2
4th Quarter de 2009	9,831	50.3	40.4

		Highest The special
		class preferred
		shares (golden
		share) have the
		same political rights
	Average daily volume	as common stock	Lowest price
Vale PNA	(R$ Thousands)	(R$)(1)	(R$)(1)
1st Quarter de 2007	22,803	33.3	25.6
2nd Quarter de 2007	22,410	37.8	32.0
3rd Quarter de 2007	44,688	52.7	32.1
4th Quarter de 2007	38,678	55.0	48.1
1st Quarter de 2008	41,497	52.2	41.0
2nd Quarter de 2008	34,889	58.6	46.9
3rd Quarter de 2008	36,33	46.1	31.1
4th Quarter de 2008	30,253	31.9	21.1
1st Quarter de 2009	33,174	32.3	25.6
2nd Quarter de 2009	35,036	34.0	26.8
3rd Quarter de 2009	37,444	36.9	27.9
4th Quarter de 2009	40,747	43.2	36.0

	Average daily volume
Vale ON - ADS	(U$ Thousands)	Highest price (U$)(1)	Lowest price (U$)(1)
1st Quarter de 2007	219,854	18.6	13.8
2nd Quarter de 2007	270,458	23.7	18.6
3rd Quarter de 2007	609,506	33.5	18.4
4th Quarter de 2007	483,245	37.6	30.9
1st Quarter de 2008	559,471	37.1	25.3
2nd Quarter de 2008	558,912	43.6	30.4
3rd Quarter de 2008	423,925	36.5	20.2
4th Quarter de 2008	340,924	23.7	9.3
1st Quarter de 2009	352,255	17.2	11.2
2nd Quarter de 2009	342,067	20.7	13.1
3rd Quarter de 2009	385,429	21.3	16.0
4th Quarter de 2009	426,516	29.5	21.7

	Average daily volume
Vale PNA - ADS	(U$ Thousands)	Highest price (U$)(1)	Lowest price (U$)(1)
1st Quarter de 2007	6,640	16.0	11.9
2nd Quarter de 2007	8,138	19.8	15.7
3rd Quarter de 2007	17,036	27.9	15.3
4th Quarter de 2007	14,274	31.7	26.0
1st Quarter de 2008	14,968	31.2	22.7
2nd Quarter de 2008	15,200	35.6	25.4
3rd Quarter de 2008	11,362	30.7	17.5
4th Quarter de 2008	8,004	20.1	8.5
1st Quarter de 2009	6,760	14.4	9.9
2nd Quarter de 2009	10,318	17.6	11.4
3rd Quarter de 2009	11,801	18.9	13.9
4th Quarter de 2009	14,144	25.5	19.2

Source: Bloomberg

(1)	Based on closing prices

18.5 Description of other securities which are not shares
ADS (American Depositary Shares) VALE
b) quantity: 723,539,645 (outstanding)
c) value: US$ 29.03 per ADR
d) date of issue: 15/03/2002
e) restrictions on trading of shares: None
f) convertibility of shares: 1 to 1
g) possibility of redeeming: None
i) conditions for changing rights assured by such securities: None
j) other relevant characteristics: Each VALE ADS represents one common share issued by the Company. VALE ADS are traded on the New York Stock Exchange under the tag VALE. The ADSs are represented by ADRs (American depositary receipts) issued by the depositary, JPMorgan Chase Bank.
ADS (American Depositary Shares) VALE.P
b) quantity: 771,567,961 (outstanding)
c) value: US$ 24.82 per ADR
d) date of issue: 20/06/2000
e) restrictions on trading of shares: None
f) convertibility of shares: 1 to 1
g) possibility of redeeming: None
i) conditions for changing rights assured by such securities: None
j) other relevant characteristics: Each VALE.P ADS represents one preferred share issued by the Company. VALE.P ADS are traded on the New York Stock Exchange under the tag VALE.P. The Vale.P ADSs are represented by ADRs (American depositary receipts) issued by the depositary, JPMorgan Chase Bank.
CVRD17 Debentures (7th issue — 1st series)
b) quantity: 150,000
c) value: R$ 1,500,000,000.00
d) date of issue: 20/11/2006
e) restrictions on trading: None
f) convertibility of shares or right to subscribe to or buy shares issued by the company: None
g) possibility of redeeming: There will be no option of early redemption.
h) if debt securities, indicate where applicable:

i. maturity, including conditions for acceleration:
(a) maturity date: 20/11/10
(b) all Vale obligations may be declared mature in advance, if the terms and conditions set forth in the Deed of Issue are maintained, in the occurrence of any of the events summarized below:
• bankruptcy, receivership order or out-of-court recovery or settlement, dissolution or extinction of company;
• changing the company into a limited liability company, pursuant to articles 220 to 222 of law No. 6,404/76;
• non-payment of the Nominal Value, of Remuneration, premium, or any other amounts owed to the debenture holders;
• violation, by the Company, of any obligation for non-monetary compensation provided for in the deed of issue, and if such breach is not dealt with within 60 (sixty) days from the date of receipt of notice in writing, that is sent to the Company by the Fiduciary Agent for this purpose;
• if any of the statements made in the deed of issue are proven to be false, incorrect or misleading in any relevant aspect;
• occurrence of default or of default event by the Company or by any Relevant Subsidiary (any subsidiary in which the proportional participation of Vale in the total assets of the subsidiary exceeds 10% of the total consolidated assets of the company at the end of the last financial year), which is not dealt with, for any contract, debt instrument or document showing an open debt at a value equal to or exceeding R$ 125.000.000 (one hundred and twenty-five million reais) updated monthly, from the date of issue, by IGMP, provided that such default or default event results in an effective acceleration of said debt
• reduction of the share capital of the company, in accordance with article 174 of law No. 6,404/76, except if the operation has been previously approved by holders of at least the majority of outstanding Debentures of the first series and at least the majority of outstanding Debentures of the second series, as provided for in paragraph 3 of article 174 of law No. 6,404/76; or
• approval of incorporation, merger or split of the company or sale, by the company, of all or substantially all of its assets or its mining properties, with some exceptions. The provisions of this section shall not apply to the operations of incorporation that have been previously approved by holders of at least the majority of outstanding Debentures of the first series or has been assured for the holders of Debentures who would want, during the period of at least six months, to redeem the Debentures which they own.
ii.	interest: 101.75% of DI

iii.	guarantee and, if in the form of collateral, description of the goods used as collateral: None

iv.	in the absence of a guarantee, if the credit is secured or subordinate: Secured Credit

v.	possible restrictions imposed on the issuer: None

vi.
the fiduciary agent, indicating the key terms of the contract: Pentagon SA DTVM. The contract concluded with Pentagon has the usual market terms; among Vale’s obligations we highlight: (i) maintaining a proper functioning body to take care of Debenture holders’ interests; and (ii) contracting, at the beginning of the offer, at least one risk classification agency to perform risk classification (rating) of the Debentures, also, with respect to at least one agency risk classification, update it annually, until the expiration date. Among the obligations of the fiduciary agent we highlight: (i) protecting the rights and interests of debenture holders (ii) keeping in safe custody all deeds and titles (iii) convening, when necessary, the General Meeting of debenture holders (iv) preparing the annual report for debenture holders (v) maintaining an updated record of debenture holders. The fiduciary agent receives annual remuneration of R$ 24,000.00, adjusted annually by IGMP.

i) conditions for amendment of the rights conferred by such securities: during deliberations of the General Meetings of debenture holders for each of the series, for each Debenture in circulation one vote will be granted, permitting the establishment of proxy, whether Debenture holder or not. Except for the provisions below, all deliberations to be taken in the General Meeting of debenture holders will depend on approval of debenture holders representing at least the majority of outstanding Debentures of the first series. Not included in the quorum above are: (i) the quorums expressly provided for in other clauses of the deed of issue, such as the quorum for substitution of fiduciary agent in case of absence, temporary impediments, renunciation, intervention, judicial or extra-judicial settlement or bankruptcy of the same; and (ii) changes, which should be approved by debenture holders representing at least 90% (ninety per cent) of Debentures of the first series in circulation, as provided for in article 71, paragraph 5, of law No. 6,404/76: (a) of the quorums for approval provided for in the Deed of issue; (b) the remuneration of Debentures, except in case of replacement of the DI rate; (c) any dates for payment of any amounts provided for in the Deed of issuance; (d) of the type of Debentures; (e) of the amendment of the provisions for optional early redemption; or (f) creation of a repricing event.
j) other relevant characteristics: Debentures issued by Vale S.A.
CVRD27 Debentures (7th issue — 2nd series)
b) quantity: 400,000
c) value: R$ 4,000,000,000.00
d) date of issue: 20/11/2006
e) restrictions on trading: None
f) convertibility of shares or right to subscribe to or buy shares issued by the company: None
g) possibility of redeeming:
i. possibility of redemption: from 20/11/2010, it will be possible to effect acceleration of all the debentures
ii. formula for calculating value of redemption: p = d/D*0.35% (p=premium; d=number of days between redemption date and maturity date; D=number of days between 20/11/2010 and redemption date)
h) if debt securities, indicate where applicable:
maturity, including conditions for acceleration:
(a) maturity date: 20/11/13
(b) all Vale obligations may be declared in advance, if the terms and conditions set forth in the Deed of Issue are maintained, in the occurrence of any of the events summarized below:
• bankruptcy, receivership order or out-of-court recovery or settlement, dissolution or extinction of company;
• changing the company into a limited liability company, pursuant to articles 220 to 222 of law No. 6,404/76;
• non-payment of the Nominal Value, of Remuneration, premium, or any other amounts owed to the debenture holders;
• violation, by the Company, of any obligation for non-monetary compensation provided for in the deed of issue, and if such breach is not dealt with within 60 (sixty) days from the date of receipt of notice in writing, that is sent to the Company by the Fiduciary Agent for this purpose;
• if any of the statements made in the deed of issue are proven to be false, incorrect or misleading in any relevant aspect;
• occurrence of default or of default event by the Company or by any Relevant Subsidiary (any subsidiary in which the proportional participation of Vale in the total assets of the subsidiary exceeds 10% of the total consolidated assets of the company at the end of the last financial year), which is not dealt with, for any contract, debt instrument or document showing an open debt at a value equal to or exceeding R$ 125.000.000 (one hundred and twenty-five million reais) updated monthly, from the date of issue, by IGMP, provided that such default or default event results in an effective acceleration of said debt;
• reduction of the share capital of the company, in accordance with article 174 of law No. 6,404/76, except if the operation has been previously approved by holders of at least the majority of outstanding Debentures of the first series and at least the majority of outstanding Debentures of the second series, as provided for in paragraph 3 of article 174 of law No. 6,404/76; or

• approval of incorporation, merger or split of the company or sale, by the company, of all or substantially all of its assets or its mining properties, with some exceptions. The provisions of this section shall not apply to the operations of incorporation that have been previously approved by holders of at least the majority of Debentures of the first series in circulation or has been assured for the holders of Debentures who wish, during the period of at least six months, to redeem the Debentures which they own.
ii.	interest: DI + 0.25%

iii.	guarantee and, if in the form of collateral, description of the goods used as collateral: None

iv.	in the absence of a guarantee, if the credit is secured or subordinate: Secured Credit

v.	possible restrictions imposed on the issuer: None

vi.
the fiduciary agent, indicating the key terms of the contract: Pentagon SA DTVM. The contract concluded with Pentagon has the usual market terms, among Vale’s obligations we highlight: (i) maintaining proper functioning body to take care of Debenture holders’ interests; and (ii) contracting, at the beginning of the offer, at least one risk classification agency to perform risk classification (rating) of the Debentures, also, with respect to at least one agency risk classification, update it annually, until the expiration date. Among the obligations of the fiduciary agent we highlight: (i) protecting the rights and interests of debenture holders (ii) keeping in safe custody all deeds and titles (iii) convening, when necessary, the General Meeting of debenture holders (iv) preparing an annual report for debenture holders (v) maintaining an updated record of debenture holders. The fiduciary agent receives annual remuneration of R$ 24,000.00, adjusted annually by IGMP.

(i) conditions for amendment of the rights conferred by such securities: during deliberations of the General Meetings of debenture holders for each of the series, for each outstanding Debenture one vote will be granted, permitting the establishment of proxy, whether Debenture holder or not. Except for the provisions below, all deliberations to be taken in the General Meeting of debenture holders will depend on approval of debenture holders representing at least the majority of outstanding Debentures of the Second Series. Not included in the quorum above are: (I) the quorums expressly provided for in other clauses of the deed of issue, such as the quorum for substitution of fiduciary agent in case of absence, temporary impediments, renunciation, intervention, judicial or extra-judicial settlement or bankruptcy of the same; and (ii) changes, which should be approved by debenture holders representing at least 90% (ninety per cent) of outstanding Debentures of the Second Series, as provided for in article 71, paragraph 5, of law No. 6,404/76: (a) of the quorums for approval provided for in the Deed of issue; (b) the remuneration of Debentures, except in case of replacement of the DI rate; (c) any dates for payment of any amounts provided for in the Deed of issuance; (d) of the type of Debentures; (e) of the amendment of the provisions for optional early redemption; or (f) creation of a repricing event.
j) other relevant characteristics: Debentures issued by Vale S.A.
BNDESPAR Debentures — Ferrovia Norte Sul — 1st Issue
b) quantity: 66,510 debentures, at a nominal unit value of R$ 10,000.00
c) value: R$ 665,100,000.00
d) date of issue: 17/12/2007
e) restrictions on trading: None
f) convertibility of shares or right to subscribe to or buy shares issued by the company.
Exchangeability of debentures
The DEBENTURES can be exchanged at any time from the first day of the 11th year from date of issue (being the period prior to this day called “lock up” for the purposes of this Deed of Issue), at the free discretion of their holder, for a quantity of stock issued by FNS that matches, in each Annual Exchange Period, the application of the percentages specified in the table below to the number of common shares into which the capital of FNS is divided, as long as this value is equal to or less than R$ 1,876,280,000 m (one billion eight hundred and seventy-six million two hundred and eighty thousand reais) set down in the table below (the “Percentage of Shares in the EXCHANGE”). The debenture holders may, at their sole discretion, exchange the entirety or only part of their DEBENTURES, and each DEBENTURE can be exchanged for the amount of shares resulting from the division between (i) the application of the Percentage of Shares in the Exchange to the number of common shares that make up the capital of FNS, as long as this value is equal to or less than R$ 1,876,280,000 m (one billion eight hundred and seventy-six million two hundred and eighty thousand reais), and (ii) the amount of DEBENTURES fully paid.

The PERCENTAGE of SHARES IN THE EXCHANGE was obtained on the basis of (i) projected economic value of FNS forecast as from the 11th year after DATE OF ISSUE, as per cash flow projection and (ii) projected value of NOMINAL UNIT VALUE as of the 11th year after DATE OF ISSUE.
Once the DEBENTURES are exchanged for FNS controlling shares, there will be no effects on Vale’s share capital.
g) possibility of redemption:
i. Possibilities of redemption:
Vale must effect the early redemption of all (and nothing less than the entirety) of debentures outstanding within 30 (thirty) days of the occurrence of the following events:
a)
extinction of sub-concession contract concluded between VALEC Engenharia, Construções e Ferrovias S.A. and the FNS for the administration and operation of public rail cargo transport service on the Norte-Sul Railroad, due to expiry; buy-in; termination; agreement between the parties; annulment of sub-concession or concession or declaration of nullity of the administrative bidding procedure; and

b)
Intervention by the Licensing Authority in the sub-concession or in the concession for the administration and operation of public rail cargo transport service on the Norte-Sul Railroad conferred granted to FNS.

ii. formula for calculating value of redemption
On the payment date of the redemption, Vale will effect the settlement of the debentures which are still outstanding, at their non-amortized nominal unit value, plus the amount capitalized but not amortized, as well as the remuneratory interest capitalized semi-annually on the 15th of June and December each year with a grace period of 4 years counted from the date of issue and still not amortized, and remuneration in the amount of 0.8% p.a. above the TJLP (long-term interest rate) liable until such date (the “redemption value”).
The Value of Redemption shall be increased by a percentage of 20% (twenty per cent) if (i) the termination of letter “a” above is due to the expiry of the concession or even sub-concession (ii) when the cancellation of the above-mentioned concession or sub-concession is attributable, as determined in administrative proceedings, to Vale or the FNS.
h) if debt securities, indicate where applicable:
i. maturity, including conditions for acceleration:
Maturity date: 17/12/2027
Acceleration:
In addition to the assumptions referred to in articles 39, 40 and 47-A of the Provisions Applicable to Contracts from BNDES, debenture holders may declare, having met the specific decision-making quorum established in the Deed of Issue, all debentures to be matured in advance and require payment, by Vale, of the debt relative to the balance of debentures, plus the interest and other charges which are liable up to the date of payment in the occurrence of the following events:
a) failure by Vale to fulfill any pecuniary obligation related to debenture not dealt with within 10 (ten) days counted from their respective maturity date;
b) request for bankruptcy of Vale filed by third parties and not excluded by Vale within the legal term; judicial or extra-judicial retrieval request made by Vale, or even a decree of bankruptcy of Vale;

c) declaration of acceleration of any debt of Vale by reason of contractual failure whose individual amount equals or exceeds R$ 125,000,000 (one hundred and twenty-five million reais) or whose aggregate value, in a period of twelve (12) consecutive months, is equal to or greater than R$ 1,000,000,000 (one billion reais)
d) the inclusion in corporate agreement or bylaw of Vale and FNS of any mechanism whereby a special quorum is required for a decision or approval of matters which limit or restrict control of Vale and FNS by their controlling companies or, further, the inclusion in those documents, of mechanisms which lead to: restrictions on the growth capacity of Vale and FNS or their technological development; restrictions on access by Vale and FNS to new markets; or
restrictions on or impairment of the ability to pay financial obligations provided for in this Deed of Issue.
e) if the effective direct share control of Vale or FNS is changed by any means, unless approved in advance by holders of debentures representing the majority of outstanding debentures;
f) acquisition by FNS of controlling shareholding or shareholdings in other companies, joint ventures or consortia consisting of activities which are not complementary to the normal development of the corporate purpose of FNS, characterizing deviation from FNS’s corporate purpose, unless approved in advance by holders of debentures representing the majority of debentures, for which purpose Vale will convene a Meeting of Debenture holders to be held within a minimum of thirty (30) days from the summons to discuss the matters referred to in this paragraph, and the failure to hold this Meeting for lack of statutory quorum in the first instance will be deemed to give tacit approval of the operation;
g) in relation to FNS, the occurrence of any acquisition, merger, split, transformation or any other corporate reorganization, whether this reorganization be strictly corporate or performed by using relevant assets, and in relation to Vale, the occurrence of corporate re-organizations which imply transferring to third parties that are not controlled by Vale, ownership of FNS shares which will be the object of an exchange in the terms of the deed, with the qualification that the provisions of this subparagraph do not apply if any of the operations referred to in this paragraph have been previously approved by debenture holders representing at least 50% plus one of outstanding debentures;
h) non-compliance, by Vale, of any provision concerning the interchangeability of debentures
i) constitution, by Vale, of any collateralized guarantee with other creditors, without giving a guarantee of the same quality and with equal priority of payment to this issue of debentures, unless approved in advance by holders of debentures representing the majority of outstanding debentures;
j) if Vale does not support and maintain the block for the exchange of common shares issued by FNS corresponding to the percentage of share capital for the exchange;
k) if Vale does not use the proceeds generated by the issuance for capitalization of FNS, within 3 (three) days counted from the paying up of the debentures; and
l) if Vale redeems the debentures within the time-frame, and within the terms of the early redemption clause.
ii. interest: TJLP + 0.8% pa
iii. guarantee and, if in the form of collateral, description of the goods used as collateral: None
iv. in the absence of a guarantee, if the credit is secured or subordinate: Secured Credit
v. possible restrictions imposed on the issuer:
• for distribution of dividends: None
• disposal of certain assets: Vale may dispose of any goods, if at its discretion, this act is desirable for the efficient running of its business and does not adversely affect Vale’s capacity to honor its obligations in terms of the Deed of Issue.
• assumption of new debt: none
• issuing new securities: none
vi. the fiduciary agent, indicating the key terms of the contract: none
i) conditions for amendment of the rights conferred by such securities: Any changes to the terms of this debenture issue will depend on the approval of debenture holders representing at least 50% plus 1 debenture of outstanding debentures. For the purpose of setting up the quorum, debentures possibly belonging to Vale shall be excluded.

j) other relevant characteristics:
Debentures issued by Vale S.A., privately, which were fully subscribed by BNDES Participações S.A.
Vale undertakes to maintain, for the duration of the Deed, the following indices compiled annually through the financial statements audited by external auditors registered with the CVM (Securities Commission):
a) Ratio of Debt over Adjusted EBITDA less than or equal to 4.5 (four and five tenths); and
b) Ratio of Adjusted EBITDA over Interest Expenses greater than or equal to 2.0 (two).
In the event these levels are not observed, Vale should provide, within 60 (sixty) days counted from the date of such communication, in writing to debenture holders, collateralized guarantees, accepted by the debenture holders, at a value corresponding to at least 130% (one hundred and thirty per cent) of the debt balance of debentures, unless within that period the levels above are reestablished.
BNDESPAR Debentures — Ferrovia Norte Sul — 2nd Issue
b) quantity: 38,520 debentures, at a nominal unit value of R$ 10,000.00
c) value: R$ 385.200,000.00
d) date of issue: 15/10/2009
e) restrictions on trading: None
f) convertibility of shares or right to subscribe to or buy shares issued by the company: the debentures are exchangeable against shares issued by Ferrovia Norte Sul S.A. (“FNS”), held by Vale S.A.
Exchangeability of debentures
(c)
The DEBENTURES can be exchanged at any time from the first day of the 11th year from date of issue (being the period prior to this day called “lock up” for the purposes of this Deed of Issue), at the free discretion of their holder, for a quantity of stock issued by FNS that matches, in each Annual Exchange Period, the application of the percentages specified in the table below to the number of common shares into which the capital of FNS is divided, as long as this value is equal to or smaller than R$ 1,876,280,000 m (one billion eight hundred and seventy-six million two hundred and eighty thousand reais) set down in the table below (the “Percentage of Shares in the EXCHANGE”). The debenture holders may, at their sole discretion, exchange the entirety or only part of their DEBENTURES, and each DEBENTURE can be exchanged for the amount of shares resulting from the division between (i) the application of the Percentage of Shares in the Exchange to the number of common shares that make up the capital of FNS, as long as this value is equal to or smaller than R$ 1,876,280,000 m (one billion eight hundred and seventy-six million two hundred and eighty thousand reais), and (ii) the amount of DEBENTURES fully paid.

The PERCENTAGE of SHARES IN THE EXCHANGE was obtained on the basis of (i) projected economic value of FNS forecast as from the 11th year after the DATE OF ISSUE, as per cash flow projection and (ii) projected value of NOMINAL UNIT VALUE as from the 11th year after the DATE OF ISSUE.

Once the DEBENTURES are exchanged for FNS controlling shares, there will be no effects on Vale’s share capital.
g) possibility of redemption:
i. Possibilities of redemption:

Vale must effect the early redemption of all (and nothing less than the entirety) of debentures outstanding within 30 (thirty) days of the occurrence of the following events:
c)
extinction of sub-concession contract concluded between VALEC Engenharia, Construções e Ferrovias S.A. and the FNS for the administration and operation of public rail cargo transport service on the Norte-Sul Railroad, due to expiry, buy-in; termination; agreement between the parties, annulment of sub-concession or concession or declaration of nullity of the administrative bidding procedure; and

d)
Intervention by the Licensing Authority, in the sub-concession or in the concession for the administration and operation of public rail cargo transport service on the Norte-Sul Railroad conferred granted to FNS.

ii. formula for calculating value of redemption
f.
On the payment date of the redemption, Vale will effect the settlement of the debentures which are still outstanding, at their non-amortized nominal unit value, plus the amount capitalized but not amortized, as well as the remuneratory interest capitalized semi-annually on the 15th of June and December each year with a grace period of 4 years counted from the date of issue and still not amortized, and remuneration in the amount of 0.8% p.a. above the TJLP (long-term interest rate) liable until such date (the “redemption value”).

The Value of Redemption shall be increased by a percentage of 20% (twenty per cent) if (i) the termination of this letter “a” above is due to the expiry of the concession or even sub-concession (ii) when the cancellation of the above-mentioned concession or sub-concession is attributable, as determined in administrative proceedings, to Vale or the FNS.

h) if debt securities, indicate where applicable:
i. maturity, including conditions for acceleration:
Maturity date: 17/12/2027
Acceleration:
In addition to the assumptions referred to in articles 39, 40 and 47-A of the Provisions Applicable to Contracts from BNDES, debenture holders may declare, having met observed the specific decision-making quorum established in the Deed of Issue, all debentures to be matured in advance and require payment, by Vale, of the debt relative to the balance of debentures, plus the interest and other charges which are liable up to the date of payment in the occurrence of the following events:
a) failure by Vale to fulfill any pecuniary obligation related to debenture not dealt with within 10 (ten) days counted from their respective maturity date;
b) request for bankruptcy of Vale filed by third parties and not excluded by Vale within the legal term; judicial or extra-judicial retrieval request formulated by Vale, or even a decree of bankruptcy of Vale;
c) declaration of acceleration of any debt of Vale by reason of contractual failure whose individual amount equals or exceeds R$ 125,000,000 (one hundred and twenty-five million reais) or whose aggregate value, in a period of twelve (12) consecutive months, is equal to or greater than R$ 1,000,000,000 (one billion reais) (or its equivalent in other currencies, as calculated by the sales conversion rate applicable issued by the Central Bank of Brazil in the previous working day). The value that this item deals with will be updated monthly from the date of issue by the general market price index (“IGMP”), published by the Getulio Vargas Foundation
d) the inclusion in corporate agreement or bylaw of Vale and FNS of any mechanism whereby a special quorum is required for a decision or approval of matters which limit or restrict control of Vale and FNS by their controlling companies or, further, the inclusion in those documents, of mechanisms which lead to:
(i) restrictions on the growth capacity of Vale and FNS or their technological development;
(ii) restrictions on access by Vale and FNS to new markets; or
(iii) restrictions on the ability to pay financial obligations provided for in this Deed of Issue.
e) if the effective direct share control of Vale or FNS is changed by any means, unless approved in advance by holders of debentures representing the majority of outstanding debentures;

f) acquisition by FNS of controlling shareholding or shareholdings in other companies, joint ventures or consortia consisting of activities which are not complementary to the normal development of the corporate purpose of FNS, characterizing deviation from FNS’s corporate purpose, unless approved in advance by holders of debentures;
g) in relation to FNS, the occurrence of any acquisition, merger, split, transformation or any other corporate reorganization, whether this reorganization be strictly corporate or performed by using relevant assets, and in relation to Vale, the occurrence of corporate re-organizations which imply transferring to third parties that are not controlled by Vale, ownership of FNS shares which will be the object of an exchange in the terms of the deed, with the qualification that the provisions of this subparagraph do not apply if any of the operations referred to in this paragraph have been previously approved by debenture holders representing at least 50% plus one of outstanding debentures;
h) non-compliance, by Vale, of any provision concerning the interchangeability of debentures
i) constitution, by Vale, of any collateralized guarantee with other creditors, without giving a guarantee of the same quality and with equal priority payment to this issuance of debentures, unless approved in advance by holders of debentures representing the majority of outstanding debentures;
j) if Vale does not support and hold the block for the exchange of common shares issued by FNS corresponding to the percentage of share capital for the exchange;
l) if Vale do not use the proceeds generated by the issuance for capitalization of FNS, within 3 (three) days counted from the paying up of the debentures;
ii. interest: TJLP + 0.8% pa
iii. guarantee and, if in the form of collateral, description of the goods used as collateral: None
iv. in the absence of a guarantee, if the credit is secured or subordinate: Secured Credit
v. possible restrictions imposed on the issuer:
• for distribution of dividends: None
• disposal of determined assets: Vale may dispose of any goods, if at its discretion, this act is desirable for the efficient running of its business and does not adversely affect Vale’s capacity to honor its obligations in terms of the Deed of Issue.
• assumption of new debt: none
• issuing new securities: none
vi. the fiduciary agent, indicating the key terms of the contract: none
i) conditions for amendment of the rights conferred by such securities: Any changes to the terms of this debenture issuance will depend on the approval of debenture holders representing at least 50% plus 1 debenture of outstanding debentures. For the purpose of setting up the quorum, debentures possibly owned by Vale shall be excluded.
j) other relevant characteristics:
Debentures issued by Vale S.A., privately, which were fully subscribed by BNDES Participações S.A.
Vale undertakes to maintain, for the duration of the Deed, the following indices compiled annually through the financial statements audited by external auditors registered with the CVM (Securities Commission):
a) Ratio of Debt over Adjusted EBITDA less than or equal to 4.5 (four and five tenths); and
b) Ratio of Adjusted EBITDA over Interest Expenses greater than or equal to 2.0 (two).
If these levels are not observed, Vale should provide, within 60 (sixty) days counted from the date of such communication, in writing to debenture holders, collateralized guarantees, accepted by the debenture holders, at a value corresponding to at least 130% (one hundred and thirty per cent) of the debt balance of debentures, unless within that period the levels above are reestablished.

Salobo1 Debentures
b) quantity: 5 debentures, with nominal unit value of R$ 15,250,399.93
c) value: R$ 76,251,999.65
d) date of issue: 06/01/97
e) restrictions on trading: none
f) convertibility of shares or right to subscribe to or buy shares issued by the company: The debentures combine 5 subscription premiums (1 for each debenture) giving the holder the right to subscribe to preferred shares of Salobo Metais S.A., in the amount equivalent to 50% of the shares issued existing at the time the subscribed fully paid in capital 2 times the issue value of the debentures.
g) possibility of redemption: None
h) if debt securities, indicate where applicable:
i. maturity, including conditions for acceleration:
due date: 7 years as of the achievement of accumulated commercial invoicing of 200,000 tons of copper by Salobo Metais S.A. (5 successive annual installments, formed of principal and interest due after the first 2 years after the achievement of accumulated commercial invoicing of 200,000 tons of LME grade A copper cathode)
possibility of early redemption: none
ii. interest: IGP-DI + 6.5% pa (capitalized)
iii. guarantee and, if in the form of collateral, description of the goods used as collateral: Vale S.A. guarantee
iv. in the absence of any guarantee, if the credit is secured or subordinate: the debentures will be subordinate to the other creditors of the issuer
v. possible restrictions imposed on the issuer, in relation to:
• distribution of dividends: None
• disposal of determined assets: none
• contracting of new debt: none
• issuing new securities: none
vi. the fiduciary agent, indicating the key terms of the contract: none
i) conditions for amendment of the rights conferred by such securities: none
j) other relevant characteristics:
Debentures issued by Salobo Metais s.a., privately, which were fully subscribed by the Banco Nacional de Desenvolvimento Econômico e Social (BNDES)
When issuing shares arising from the exercise of the right of subscription, a premium will be paid corresponding to the dividends distributed to shareholders until that date, in the proportion of shares subscribed by BNDES or its assignee.
18.6 Description of the Brazilian markets where the company’s securities are admitted for trading
The main market for trading the Company’s common and preferred shares is the BM & F BOVESPA — Stock Exchange in São Paulo.
The debentures of the Company were recorded for trading in the secondary market through (a) the SND — National Debenture System, administered and operated by CETIP; and (b) the Bovespa Fix, an integrated environment for trading, settlement and custody of securities, administered and operated by BM & F BOVESPA.

18.7 Description of the securities admitted to trading in foreign markets
The following bonds: VALE39, VALE19, CVRD36, CVRD34B, CVRD17, CVRD16, CVRD34, CVRD13, INCO2015, INCO2012 and INCO2032 were accepted for trading in the United States of America, on the New York Stock Exchange, on 10/11/2009, 15/09/2009, 21/11/2006, 02/11/2005, 21/11/2006, 10/01/2006, 15/01/2004, 08/08/2003, 26/09/2003, 13/05/2002 and 23/09/2002 respectively. The Securities Exchange Comission – SEC, is the body responsible for the administration of the New York Stock Exchange and the Bank of New York is the depositary bank and custodial institution for the Bonds.
The mandatory convertible notes Series Rio, Series Rio P, Series Vale 2012 and Series Vale P 2012 (“Convertible Notes”) were accepted for trading in the United States of America, on the New York Stock Exchange, on 25/06/2007, 25/06/2007, 13/07/2009 and 13/07/2009 respectively. The Securities Exchange Comission – SEC, is the body responsible for the administration of the New York Stock Exchange and the Bank of New York is the depositary bank and custodial institution for the Convertible Notes.
The American Depositary Shares (ADSs), represented by American Depositary Receipts (ADRs) Vale and VALE. P, were admitted to trading in the United States of America, on the New York Stock Exchange on 15/03/2002 and 20/06/2000 respectively. The ADSs, represented by ADRs, VALE3 and VALE5, have also been admitted for trading in France, on the NYSE Euronext, both on 21/07/2008. The Securities Exchange Comission – SEC, is the body responsible for the administration of the New York Stock Exchange and the French Autorité des Marchés Financiers (AMF) is the entity responsible for the NYSE Euronext. The depositary bank is the JPMorgan Chase Bank. Each ADR, VALE or VALE3, represents an ordinary share issued by the company, and 22% of Vale ordinary shares are linked the Vale ADRs. Each Vale.P ADR or VALE5, represents a Class A preferred share issued by the Company, and 37% of Vale Class A preferred shares are linked to the Vale.P ADRs.
The Eurobond with due date in 2018 was admitted to trading on the regulated market of the Luxembourg Stock Exchange on 24/03/2010. The Commission de la Surveillance du Secteur Financier is responsible for approval of the issue prospectus and the Bank of New York is the depositary bank and custodial institution for Eurobonds with due date in 2018.
Trading of Bonds, Convertible Notes, American Depositary Shares and Eurobonds last year was wholly conducted abroad.
For more information about the securities admitted to trading in foreign markets, see items 18.5 and 18.10 of this Reference Form.
18.8 Description of the public offerings made by the Company or by third parties, including controlling companies and subsidiaries, relating to the Company’s securities, during the last three financial years
On 17 July 2008, Vale held a global public primary distribution offering of 256,926,766 common shares and 189.063.218 Class A preferred shares, represented by American Depositary Receipts (ADRs), at a price of US$ 46.28 per ordinary share and US$ 29.00 or 18.25 euros per ordinary ADS, and R$ 39.90 per Class A preferred share and US$ 25.00 or 15.74 euros per preferred ADS, amounting to R$ 19.434 billion.
18.9 Description of takeover bids made by Company for shares issued by third parties during the last three financial years
Not applicable.
18.10 Other information which the Company deems relevant
Below is a description of other securities issued by the Company and its subsidiaries, other than those referred to in item 18.5 of this Reference Form.

ADS (American Depositary Shares) VALE
b) quantity: 723,539,645 (outstanding)
c) value: US$ 29.03 per ADR
d) date of issue: 15/03/2002
e) restrictions on trading of shares: None
f) convertibility of shares: 1 to 1
g) possibility of redeeming: None
i) conditions for changing rights assured by such securities: None
j) other relevant characteristics: Each VALE ADS represents one common share issued by the Company. VALE ADS are traded on the New York Stock Exchange under the tag VALE. The ADSs are represented by ADRs (American depositary receipts) issued by the depositary, JPMorgan Chase Bank.
ADS (American Depositary Shares) VALE.P
b) quantity: 771,567,961 (outstanding)
c) value: US$ 24.82 per ADR
d) date of issue: 20/06/2000
e) restrictions on trading of shares: None
f) convertibility of shares: 1 to 1
g) possibility of redeeming: None
i) conditions for changing rights assured by such securities: None
j) other relevant characteristics: Each VALE.P ADS represents one preferred share issued by the Company. VALE.P ADS are traded on the New York Stock Exchange under the tag VALE.P. The Vale.P ADSs are represented by ADRs (American depositary receipts) issued by the depositary, JPMorgan Chase Bank.
CVRD17 Debentures (7th issue – 1st series)
b) quantity: 150,000
c) value: R$ 1,500,000,000.00
d) date of issue: 20/11/2006
e) restrictions on trading: None
f) convertibility of shares or right to subscribe to or buy shares issued by the company: None
g) possibility of redeeming: There will be no option of early redemption.
h) if debt securities, indicate where applicable:

ii. maturity, including conditions for acceleration:
(d) maturity date: 20/11/10
(e)	all Vale obligations may be declared mature in advance, if the terms and conditions set forth in the Deed of Issue are maintained, in the occurrence of any of the events summarized below:
• bankruptcy, receivership order or out-of-court recovery or settlement, dissolution or extinction of company;
• changing the company into a limited liability company, pursuant to articles 220 to 222 of law No. 6,404/76;
• non-payment of the Nominal Value, of Remuneration, premium, or any other amounts owed to the debenture holders;
• violation, by the Company, of any obligation for non-monetary compensation provided for in the deed of issue, and if such breach is not dealt with within 60 (sixty) days from the date of receipt of notice in writing, that is sent to the Company by the Fiduciary Agent for this purpose;
• if any of the statements made in the deed of issue are proven to be false, incorrect or misleading in any relevant aspect;
• occurrence of default or of default event by the Company or by any Relevant Subsidiary (any subsidiary in which the proportional participation of Vale in the total assets of the subsidiary exceeds 10% of the total consolidated assets of the company at the end of the last financial year), which is not dealt with, for any contract, debt instrument or document showing an open debt at a value equal to or exceeding R$ 125.000.000 (one hundred and twenty-five million reais) updated monthly, from the date of issue, by IGMP, provided that such default or default event results in an effective acceleration of said debt
• reduction of the share capital of the company, in accordance with article 174 of law No. 6,404/76, except if the operation has been previously approved by holders of at least the majority of outstanding Debentures of the first series and at least the majority of outstanding Debentures of the second series, as provided for in paragraph 3 of article 174 of law No. 6,404/76; or
• approval of incorporation, merger or split of the company or sale, by the company, of all or substantially all of its assets or its mining properties, with some exceptions. The provisions of this section shall not apply to the operations of incorporation that have been previously approved by holders of at least the majority of outstanding Debentures of the first series or has been assured for the holders of Debentures who would want, during the period of at least six months, to redeem the Debentures which they own.
ii. interest: 101.75% of DI
iii. guarantee and, if in the form of collateral, description of the goods used as collateral: None
iv. in the absence of a guarantee, if the credit is secured or subordinate: Secured Credit
v. possible restrictions imposed on the issuer: None
vi.
the fiduciary agent, indicating the key terms of the contract: Pentagon SA DTVM. The contract concluded with Pentagon has the usual market terms; among Vale’s obligations we highlight: (i) maintaining a proper functioning body to take care of Debenture holders’ interests; and (ii) contracting, at the beginning of the offer, at least one risk classification agency to perform risk classification (rating) of the Debentures, also, with respect to at least one agency risk classification, update it annually, until the expiration date. Among the obligations of the fiduciary agent we highlight: (i) protecting the rights and interests of debenture holders (ii) keeping in safe custody all deeds and titles (iii) convening, when necessary, the General Meeting of debenture holders (iv) preparing the annual report for debenture holders (v) maintaining an updated record of debenture holders. The fiduciary agent receives annual remuneration of R$ 24,000.00, adjusted annually by IGMP.

ii)
conditions for amendment of the rights conferred by such securities: during deliberations of the General Meetings of debenture holders for each of the series, for each Debenture in circulation one vote will be granted, permitting the establishment of proxy, whether Debenture holder or not. Except for the provisions below, all deliberations to be taken in the General Meeting of debenture holders will depend on approval of debenture holders representing at least the majority of outstanding Debentures of the first series. Not included in the quorum above are: (i) the quorums expressly provided for in other clauses of the deed of issue, such as the quorum for substitution of fiduciary agent in case of absence, temporary impediments, renunciation, intervention, judicial or extra-judicial settlement or bankruptcy of the same; and (ii) changes, which should be approved by debenture holders representing at least 90% (ninety per cent) of Debentures of the first series in circulation, as provided for in article 71, paragraph 5, of law No. 6,404/76: (a) of the quorums for approval provided for in the Deed of issue; (b) the remuneration of Debentures, except in case of replacement of the DI rate; (c) any dates for payment of any amounts provided for in the Deed of issuance; (d) of the type of Debentures; (e) of the amendment of the provisions for optional early redemption; or (f) creation of a repricing event.

j) other relevant characteristics: Debentures issued by Vale S.A.
CVRD27 Debentures (7th issue – 2nd series)
b) quantity: 400,000
c) value: R$ 4,000,000,000.00
d) date of issue: 20/11/2006
e) restrictions on trading: None
f) convertibility of shares or right to subscribe to or buy shares issued by the company: None
g) possibility of redeeming:
i. possibility of redemption: from 20/11/2010, it will be possible to effect acceleration of all the debentures
ii. formula for calculating value of redemption: p = d/D*0.35% (p=premium; d=number of days between redemption date and maturity date; D=number of days between 20/11/2010 and redemption date)
h) if debt securities, indicate where applicable:
maturity, including conditions for acceleration:
(a) maturity date: 20/11/13
(b) all Vale obligations may be declared in advance, if the terms and conditions set forth in the Deed of Issue are maintained, in the occurrence of any of the events summarized below:
• bankruptcy, receivership order or out-of-court recovery or settlement, dissolution or extinction of company;
• changing the company into a limited liability company, pursuant to articles 220 to 222 of law No. 6,404/76;
• non-payment of the Nominal Value, of Remuneration, premium, or any other amounts owed to the debenture holders;
• violation, by the Company, of any obligation for non-monetary compensation provided for in the deed of issue, and if such breach is not dealt with within 60 (sixty) days from the date of receipt of notice in writing, that is sent to the Company by the Fiduciary Agent for this purpose;
• if any of the statements made in the deed of issue are proven to be false, incorrect or misleading in any relevant aspect;
• occurrence of default or of default event by the Company or by any Relevant Subsidiary (any subsidiary in which the proportional participation of Vale in the total assets of the subsidiary exceeds 10% of the total consolidated assets of the company at the end of the last financial year), which is not dealt with, for any contract, debt instrument or document showing an open debt at a value equal to or exceeding R$ 125.000.000 (one hundred and twenty-five million reais) updated monthly, from the date of issue, by IGMP, provided that such default or default event results in an effective acceleration of said debt;
• reduction of the share capital of the company, in accordance with article 174 of law No. 6,404/76, except if the operation has been previously approved by holders of at least the majority of outstanding Debentures of the first series and at least the majority of outstanding Debentures of the second series, as provided for in paragraph 3 of article 174 of law No. 6,404/76; or

• approval of incorporation, merger or split of the company or sale, by the company, of all or substantially all of its assets or its mining properties, with some exceptions. The provisions of this section shall not apply to the operations of incorporation that have been previously approved by holders of at least the majority of Debentures of the first series in circulation or has been assured for the holders of Debentures who wish, during the period of at least six months, to redeem the Debentures which they own.
ii. interest: DI + 0.25%
iii. guarantee and, if in the form of collateral, description of the goods used as collateral: None
iv. in the absence of a guarantee, if the credit is secured or subordinate: Secured Credit
v. possible restrictions imposed on the issuer: None
vi.
the fiduciary agent, indicating the key terms of the contract: Pentagon SA DTVM. The contract concluded with Pentagon has the usual market terms, among Vale’s obligations we highlight: (i) maintaining proper functioning body to take care of Debenture holders’ interests; and (ii) contracting, at the beginning of the offer, at least one risk classification agency to perform risk classification (rating) of the Debentures, also, with respect to at least one agency risk classification, update it annually, until the expiration date. Among the obligations of the fiduciary agent we highlight: (i) protecting the rights and interests of debenture holders (ii) keeping in safe custody all deeds and titles (iii) convening, when necessary, the General Meeting of debenture holders (iv) preparing an annual report for debenture holders (v) maintaining an updated record of debenture holders. The fiduciary agent receives annual remuneration of R$ 24,000.00, adjusted annually by IGMP.

(i) conditions for amendment of the rights conferred by such securities: during deliberations of the General Meetings of debenture holders for each of the series, for each outstanding Debenture one vote will be granted, permitting the establishment of proxy, whether Debenture holder or not. Except for the provisions below, all deliberations to be taken in the General Meeting of debenture holders will depend on approval of debenture holders representing at least the majority of outstanding Debentures of the Second Series. Not included in the quorum above are: (I) the quorums expressly provided for in other clauses of the deed of issue, such as the quorum for substitution of fiduciary agent in case of absence, temporary impediments, renunciation, intervention, judicial or extra-judicial settlement or bankruptcy of the same; and (ii) changes, which should be approved by debenture holders representing at least 90% (ninety per cent) of outstanding Debentures of the Second Series, as provided for in article 71, paragraph 5, of law No. 6,404/76: (a) of the quorums for approval provided for in the Deed of issue; (b) the remuneration of Debentures, except in case of replacement of the DI rate; (c) any dates for payment of any amounts provided for in the Deed of issuance; (d) of the type of Debentures; (e) of the amendment of the provisions for optional early redemption; or (f) creation of a repricing event.
j) other relevant characteristics: Debentures issued by Vale S.A.
BNDESPAR Debentures – Ferrovia Norte Sul – 1st Issue
b) quantity: 66,510 debentures, at a nominal unit value of R$ 10,000.00
c) value: R$ 665,100,000.00
d) date of issue: 17/12/2007
e) restrictions on trading: None
f) convertibility of shares or right to subscribe to or buy shares issued by the company.
Exchangeability of debentures
The DEBENTURES can be exchanged at any time from the first day of the 11th year from date of issue (being the period prior to this day called “lock up” for the purposes of this Deed of Issue), at the free discretion of their holder, for a quantity of stock issued by FNS that matches, in each Annual Exchange Period, the application of the percentages specified in the table below to the number of common shares into which the capital of FNS is divided, as long as this value is equal to or less than R$ 1,876,280,000 m (one billion eight hundred and seventy-six million two hundred and eighty thousand reais) set down in the table below (the “Percentage of Shares in the EXCHANGE”). The debenture holders may, at their sole discretion, exchange the entirety or only part of their DEBENTURES, and each DEBENTURE can be exchanged for the amount of shares resulting from the division between (i) the application of the Percentage of Shares in the Exchange to the number of common shares that make up the capital of FNS, as long as this value is equal to or less than R$ 1,876,280,000 m (one billion eight hundred and seventy-six million two hundred and eighty thousand reais), and (ii) the amount of DEBENTURES fully paid.

The PERCENTAGE of SHARES IN THE EXCHANGE was obtained on the basis of (i) projected economic value of FNS forecast as from the 11th year after DATE OF ISSUE, as per cash flow projection and (ii) projected value of NOMINAL UNIT VALUE as of the 11th year after DATE OF ISSUE.
Once the DEBENTURES are exchanged for FNS controlling shares, there will be no effects on Vale’s share capital.
g) possibility of redemption:
iii. Possibilities of redemption:
Vale must effect the early redemption of all (and nothing less than the entirety) of debentures outstanding within 30 (thirty) days of the occurrence of the following events:
e)
extinction of sub-concession contract concluded between VALEC Engenharia, Construções e Ferrovias S.A. and the FNS for the administration and operation of public rail cargo transport service on the Norte-Sul Railroad, due to expiry; buy-in; termination; agreement between the parties; annulment of sub-concession or concession or declaration of nullity of the administrative bidding procedure; and

f)
Intervention by the Licensing Authority in the sub-concession or in the concession for the administration and operation of public rail cargo transport service on the Norte-Sul Railroad conferred granted to FNS.

iv. formula for calculating value of redemption
On the payment date of the redemption, Vale will effect the settlement of the debentures which are still outstanding, at their non-amortized nominal unit value, plus the amount capitalized but not amortized, as well as the remuneratory interest capitalized semi-annually on the 15th of June and December each year with a grace period of 4 years counted from the date of issue and still not amortized, and remuneration in the amount of 0.8% p.a. above the TJLP (long-term interest rate) liable until such date (the “redemption value”).
The Value of Redemption shall be increased by a percentage of 20% (twenty per cent) if (i) the termination of letter “a” above is due to the expiry of the concession or even sub-concession (ii) when the cancellation of the above-mentioned concession or sub-concession is attributable, as determined in administrative proceedings, to Vale or the FNS.
h) if debt securities, indicate where applicable:
i. maturity, including conditions for acceleration:
Maturity date: 17/12/2027
Acceleration:
In addition to the assumptions referred to in articles 39, 40 and 47-A of the Provisions Applicable to Contracts from BNDES, debenture holders may declare, having met the specific decision-making quorum established in the Deed of Issue, all debentures to be matured in advance and require payment, by Vale, of the debt relative to the balance of debentures, plus the interest and other charges which are liable up to the date of payment in the occurrence of the following events:
a) failure by Vale to fulfill any pecuniary obligation related to debenture not dealt with within 10 (ten) days counted from their respective maturity date;

b) request for bankruptcy of Vale filed by third parties and not excluded by Vale within the legal term; judicial or extra-judicial retrieval request made by Vale, or even a decree of bankruptcy of Vale;
c) declaration of acceleration of any debt of Vale by reason of contractual failure whose individual amount equals or exceeds R$ 125,000,000 (one hundred and twenty-five million reais) or whose aggregate value, in a period of twelve (12) consecutive months, is equal to or greater than R$ 1,000,000,000 (one billion reais)
d) the inclusion in corporate agreement or bylaw of Vale and FNS of any mechanism whereby a special quorum is required for a decision or approval of matters which limit or restrict control of Vale and FNS by their controlling companies or, further, the inclusion in those documents, of mechanisms which lead to: restrictions on the growth capacity of Vale and FNS or their technological development; restrictions on access by Vale and FNS to new markets; or
restrictions on or impairment of the ability to pay financial obligations provided for in this Deed of Issue.
e) if the effective direct share control of Vale or FNS is changed by any means, unless approved in advance by holders of debentures representing the majority of outstanding debentures;
f) acquisition by FNS of controlling shareholding or shareholdings in other companies, joint ventures or consortia consisting of activities which are not complementary to the normal development of the corporate purpose of FNS, characterizing deviation from FNS’s corporate purpose, unless approved in advance by holders of debentures representing the majority of debentures, for which purpose Vale will convene a Meeting of Debenture holders to be held within a minimum of thirty (30) days from the summons to discuss the matters referred to in this paragraph, and the failure to hold this Meeting for lack of statutory quorum in the first instance will be deemed to give tacit approval of the operation;
g) in relation to FNS, the occurrence of any acquisition, merger, split, transformation or any other corporate reorganization, whether this reorganization be strictly corporate or performed by using relevant assets, and in relation to Vale, the occurrence of corporate re-organizations which imply transferring to third parties that are not controlled by Vale, ownership of FNS shares which will be the object of an exchange in the terms of the deed, with the qualification that the provisions of this subparagraph do not apply if any of the operations referred to in this paragraph have been previously approved by debenture holders representing at least 50% plus one of outstanding debentures;
h) non-compliance, by Vale, of any provision concerning the interchangeability of debentures
i) constitution, by Vale, of any collateralized guarantee with other creditors, without giving a guarantee of the same quality and with equal priority of payment to this issue of debentures, unless approved in advance by holders of debentures representing the majority of outstanding debentures;
j) if Vale does not support and maintain the block for the exchange of common shares issued by FNS corresponding to the percentage of share capital for the exchange;
k) if Vale does not use the proceeds generated by the issuance for capitalization of FNS, within 3 (three) days counted from the paying up of the debentures; and
l) if Vale redeems the debentures within the time-frame, and within the terms of the early redemption clause.
ii. interest: TJLP + 0.8% pa
iii. guarantee and, if in the form of collateral, description of the goods used as collateral: None
iv. in the absence of a guarantee, if the credit is secured or subordinate: Secured Credit
v. possible restrictions imposed on the issuer:
• for distribution of dividends: None
• disposal of certain assets: Vale may dispose of any goods, if at its discretion, this act is desirable for the efficient running of its business and does not adversely affect Vale’s capacity to honor its obligations in terms of the Deed of Issue.
• assumption of new debt: none
• issuing new securities: none
vi. the fiduciary agent, indicating the key terms of the contract: none
i) conditions for amendment of the rights conferred by such securities: Any changes to the terms of this debenture issue will depend on the approval of debenture holders representing at least 50% plus 1 debenture of outstanding debentures. For the purpose of setting up the quorum, debentures possibly belonging to Vale shall be excluded.

j) other relevant characteristics:
Debentures issued by Vale S.A., privately, which were fully subscribed by BNDES Participações S.A.
Vale undertakes to maintain, for the duration of the Deed, the following indices compiled annually through the financial statements audited by external auditors registered with the CVM (Securities Commission):
a) Ratio of Debt over Adjusted EBITDA less than or equal to 4.5 (four and five tenths); and
b) Ratio of Adjusted EBITDA over Interest Expenses greater than or equal to 2.0 (two).

In the event these levels are not observed, Vale should provide, within 60 (sixty) days counted from the date of such communication, in writing to debenture holders, collateralized guarantees, accepted by the debenture holders, at a value corresponding to at least 130% (one hundred and thirty per cent) of the debt balance of debentures, unless within that period the levels above are reestablished.
BNDESPAR Debentures – Ferrovia Norte Sul – 2nd Issue
b) quantity: 38,520 debentures, at a nominal unit value of R$ 10,000.00
c) value: R$ 385.200,000.00
d) date of issue: 15/10/2009
e) restrictions on trading: None
f) convertibility of shares or right to subscribe to or buy shares issued by the company: the debentures are exchangeable against shares issued by Ferrovia Norte Sul S.A. (“FNS”), held by Vale S.A.
Exchangeability of debentures
(f)
The DEBENTURES can be exchanged at any time from the first day of the 11th year from date of issue (being the period prior to this day called “lock up” for the purposes of this Deed of Issue), at the free discretion of their holder, for a quantity of stock issued by FNS that matches, in each Annual Exchange Period, the application of the percentages specified in the table below to the number of common shares into which the capital of FNS is divided, as long as this value is equal to or smaller than R$ 1,876,280,000 m (one billion eight hundred and seventy-six million two hundred and eighty thousand reais) set down in the table below (the “Percentage of Shares in the EXCHANGE”). The debenture holders may, at their sole discretion, exchange the entirety or only part of their DEBENTURES, and each DEBENTURE can be exchanged for the amount of shares resulting from the division between (i) the application of the Percentage of Shares in the Exchange to the number of common shares that make up the capital of FNS, as long as this value is equal to or smaller than R$ 1,876,280,000 m (one billion eight hundred and seventy-six million two hundred and eighty thousand reais), and (ii) the amount of DEBENTURES fully paid.

The PERCENTAGE of SHARES IN THE EXCHANGE was obtained on the basis of (i) projected economic value of FNS forecast as from the 11th year after the DATE OF ISSUE, as per cash flow projection and (ii) projected value of NOMINAL UNIT VALUE as from the 11th year after the DATE OF ISSUE.
Once the DEBENTURES are exchanged for FNS controlling shares, there will be no effects on Vale’s share capital.
g) possibility of redemption:
i. Possibilities of redemption:
Vale must effect the early redemption of all (and nothing less than the entirety) of debentures outstanding within 30 (thirty) days of the occurrence of the following events:
g)
extinction of sub-concession contract concluded between VALEC Engenharia, Construções e Ferrovias S.A. and the FNS for the administration and operation of public rail cargo transport service on the Norte-Sul Railroad, due to expiry, buy-in; termination; agreement between the parties, annulment of sub-concession or concession or declaration of nullity of the administrative bidding procedure; and

h)
Intervention by the Licensing Authority, in the sub-concession or in the concession for the administration and operation of public rail cargo transport service on the Norte-Sul Railroad conferred granted to FNS.

ii. formula for calculating value of redemption
f.
On the date of On the payment date of the redemption, Vale will effect the settlement of the debentures which are still outstanding, at their non-amortized nominal unit value, plus the amount capitalized but not amortized, as well as the remuneratory interest capitalized semi-annually on the 15th of June and December each year with a grace period of 4 years counted from the date of issue and still not amortized, and remuneration in the amount of 0.8% p.a. above the TJLP (long-term interest rate) liable until such date (the “redemption value”).

The Value of Redemption shall be increased by a percentage of 20% (twenty per cent) if (i) the termination of this letter “a” above is due to the expiry of the concession or even sub-concession (ii) when the cancellation of the above-mentioned concession or sub-concession is attributable, as determined in administrative proceedings, to Vale or the FNS.

h) if debt securities, indicate where applicable:
i. maturity, including conditions for acceleration:
Maturity date: 17/12/2027
Acceleration:
In addition to the assumptions referred to in articles 39, 40 and 47-A of the Provisions Applicable to Contracts from BNDES, debenture holders may declare, having met observed the specific decision-making quorum established in the Deed of Issue, all debentures to be matured in advance and require payment, by Vale, of the debt relative to the balance of debentures, plus the interest and other charges which are liable up to the date of payment in the occurrence of the following events:
a) failure by Vale to fulfill any pecuniary obligation related to debenture not dealt with within 10 (ten) days counted from their respective maturity date;
b) request for bankruptcy of Vale filed by third parties and not excluded by Vale within the legal term; judicial or extra-judicial retrieval request formulated by Vale, or even a decree of bankruptcy of Vale;
c) declaration of acceleration of any debt of Vale by reason of contractual failure whose individual amount equals or exceeds R$ 125,000,000 (one hundred and twenty-five million reais) or whose aggregate value, in a period of twelve (12) consecutive months, is equal to or greater than R$ 1,000,000,000 (one billion reais) (or its equivalent in other currencies, as calculated by the sales conversion rate applicable issued by the Central Bank of Brazil in the previous working day). The value that this item deals with will be updated monthly from the date of issue by the general market price index (“IGMP”), published by the Getulio Vargas Foundation
d) the inclusion in corporate agreement or bylaw of Vale and FNS of any mechanism whereby a special quorum is required for a decision or approval of matters which limit or restrict control of Vale and FNS by their controlling companies or, further, the inclusion in those documents, of mechanisms which lead to:
(i) restrictions on the growth capacity of Vale and FNS or their technological development;
(ii) restrictions on access by Vale and FNS to new markets; or
(iii) restrictions on the ability to pay financial obligations provided for in this Deed of Issue.
e) if the effective direct share control of Vale or FNS is changed by any means, unless approved in advance by holders of debentures representing the majority of outstanding debentures;

f) acquisition by FNS of controlling shareholding or shareholdings in other companies, joint ventures or consortia consisting of activities which are not complementary to the normal development of the corporate purpose of FNS, characterizing deviation from FNS’s corporate purpose, unless approved in advance by holders of debentures;
g) in relation to FNS, the occurrence of any acquisition, merger, split, transformation or any other corporate reorganization, whether this reorganization be strictly corporate or performed by using relevant assets, and in relation to Vale, the occurrence of corporate re-organizations which imply transferring to third parties that are not controlled by Vale, ownership of FNS shares which will be the object of an exchange in the terms of the deed, with the qualification that the provisions of this subparagraph do not apply if any of the operations referred to in this paragraph have been previously approved by debenture holders representing at least 50% plus one of outstanding debentures;
h) non-compliance, by Vale, of any provision concerning the interchangeability of debentures
i) constitution, by Vale, of any collateralized guarantee with other creditors, without giving a guarantee of the same quality and with equal priority payment to this issuance of debentures, unless approved in advance by holders of debentures representing the majority of outstanding debentures;
j) if Vale does not support and hold the block for the exchange of common shares issued by FNS corresponding to the percentage of share capital for the exchange;
l) if Vale do not use the proceeds generated by the issuance for capitalization of FNS, within 3 (three) days counted from the paying up of the debentures;
ii. interest: TJLP + 0.8% pa
iii. guarantee and, if in the form of collateral, description of the goods used as collateral: None
iv. in the absence of a guarantee, if the credit is secured or subordinate: Secured Credit
v. possible restrictions imposed on the issuer:
• for distribution of dividends: None
• disposal of determined assets: Vale may dispose of any goods, if at its discretion, this act is desirable for the efficient running of its business and does not adversely affect Vale’s capacity to honor its obligations in terms of the Deed of Issue.
• assumption of new debt: none
• issuing new securities: none
vi. the fiduciary agent, indicating the key terms of the contract: none
i) conditions for amendment of the rights conferred by such securities: Any changes to the terms of this debenture issuance will depend on the approval of debenture holders representing at least 50% plus 1 debenture of outstanding debentures. For the purpose of setting up the quorum, debentures possibly owned by Vale shall be excluded.
j) other relevant characteristics:
Debentures issued by Vale S.A., privately, which were fully subscribed by BNDES Participações S.A.
Vale undertakes to maintain, for the duration of the Deed, the following indices compiled annually through the financial statements audited by external auditors registered with the CVM (Securities Commission):
a) Ratio of Debt over Adjusted EBITDA less than or equal to 4.5 (four and five tenths); and
b) Ratio of Adjusted EBITDA over Interest Expenses greater than or equal to 2.0 (two).
If these levels are not observed, Vale should provide, within 60 (sixty) days counted from the date of such communication, in writing to debenture holders, collateralized guarantees, accepted by the debenture holders, at a value corresponding to at least 130% (one hundred and thirty per cent) of the debt balance of debentures, unless within that period the levels above are reestablished.

Salobo1 Debentures
b) quantity: 5 debentures, with nominal unit value of R$ 15,250,399.93
c) value: R$ 76,251,999.65
d) date of issue: 06/01/97
e) restrictions on trading: none
f) convertibility of shares or right to subscribe to or buy shares issued by the company: The debentures combine 5 subscription premiums (1 for each debenture) giving the holder the right to subscribe to preferred shares of Salobo Metais S.A., in the amount equivalent to 50% of the shares issued existing at the time the subscribed fully paid in capital 2 times the issue value of the debentures.
g) possibility of redemption: None
h) if debt securities, indicate where applicable:
i. maturity, including conditions for acceleration:
due date: 7 years as of the achievement of accumulated commercial invoicing of 200,000 tons of copper by Salobo Metais S.A. (5 successive annual installments, formed of principal and interest due after the first 2 years after the achievement of accumulated commercial invoicing of 200,000 tons of LME grade A copper cathode)
possibility of early redemption: none
ii.	interest: IGP-DI + 6.5% pa (capitalized)
iii.	guarantee and, if in the form of collateral, description of the goods used as collateral: Vale S.A. guarantee
iv. in the absence of any guarantee, if the credit is secured or subordinate: the debentures will be subordinate to the other creditors of the issuer
v. possible restrictions imposed on the issuer, in relation to:
• distribution of dividends: None
• disposal of determined assets: none
• contracting of new debt: none
• issuing new securities: none
vi. the fiduciary agent, indicating the key terms of the contract: none
i) conditions for amendment of the rights conferred by such securities: none
j) other relevant characteristics:
Debentures issued by Salobo Metais s.a., privately, which were fully subscribed by the Banco Nacional de Desenvolvimento Econômico e Social (BNDES)
When issuing shares arising from the exercise of the right of subscription, a premium will be paid corresponding to the dividends distributed to shareholders until that date, in the proportion of shares subscribed by BNDES or its assignee.

19. BUY-BACK PLANS AND SECURITIES HELD IN TREASURY

19.1 Share buyback plans carried out over the last 3 financial years
a. Dates of meetings where buy-back plans were approved:
Pursuant to CVM Instruction n ° 10/80 and article 14, XXXII of Vale’s bylaws, on 16 October 2008, the Board approved the acquisition by Vale and/or any of its subsidiaries of class “A” ordinary and preferred Vale shares to stay in Treasury and for later cancellation or disposal. The deadline for completion of operations was 360 days from the date of authorization, taking into account the blackout period for trading. This program was aimed at maximizing value for shareholders, taking into account the market multiples.
b. description of each plan:
1. Share Buyback Plan approved on 16.10.2008

I. quantity of shares envisaged, divided by class and type:	Ordinary Shares: 69,944,380 Preferred Class “A” Shares: 169,210,249

ii. percentage in relation to total shares outstanding, divided by class and type:	Ordinary Shares: 5.5% Preferred Class “A” Shares: 8.5%

iii. buyback period:	27/10/2008 to 27/05/2009

iv. reserves and profits available for the buy-back:	R$45,224,907,000

v. other important characteristics:	None.

vi. quantity of shares purchased, divided by class and type:	Ordinary Shares: 18,415,859 Preferred Class “A” Shares: 47,284,800

vii. weighted average price of acquisition, divided by class and type:	Ordinary Shares: R$ 12.35 Preferred Class “A” Shares: R$ 11.31

viii. percentage of shares purchased in relation to the total approved:	Ordinary Shares: 26.33% Preferred Class “A” Shares: 27.94%
Description of the securities held in Treasury

2009
				Weighted
	Initial			average			Final
	Balance			price of	Disposals/		Balance
Type	(quantity)	Initial Balance	Acquisitions	acquisition	Conversion	Cancellations	(quantity)	Final Balance
Shares		(in R$)		(in R$)				(in R$)
ON shares	74,937,899	633,153,905.48	60,000	32.70	—	—	74,997,899	635,116,088.48
PN shares	76,854,304	1,815,333,129.60	771,400	28.01	43,800	—	77,581,904	1,835,578,895.10

2008
				Weighted
	Initial			average			Final
	Balance			price of	Disposals/		Balance
Type	(quantity)	Initial Balance	Acquisitions	acquisition	Conversion	Cancellations	(quantity)	Final Balance
Shares		(in R$)		(in R$)				(in R$)
ON shares	56,582,040	131,102,767.32	18,355,859	27.46	—	—	74,937,899	633,153,905.48
PN shares	30,341,144	659,118,474.69	46,513,400	24.89	240	—	76,854,304	1,815,333,129.60

2007
				Weighted
				average
	Initial Balance			price of	Disposals/		Final Balance
Type	(quantity)	Initial Balance	Acquisitions	acquisition	Conversion	Cancellations	(quantity)	Final Balance
Shares		(in R$)		(in R$)				(in R$)
ON shares	56,582,040	131,102,767.32	—	—	—	—	56,582,040	131,102,767.32
PN shares	30,345,032	659,202,936.00	—	—	3,888	—	30,341,144	659,118,474.69
19.3 Securities held in Treasury at the end of the last financial year

On December 31, 2009
		Weighted average	Date of	% in relation to securities in circulation of the same
Type	Quantity	price of acquisition	acquisition	class and type:
Shares		(in R$)
PN Shares	97,000	23.00	3/11/1997	0.004776
PN Shares	9,000	23.99	4/11/1997	0.000443
PN Shares	40,000	24.19	5/11/1997	0.001969
PN Shares	21,000	23.44	6/11/1997	0.001034
PN Shares	82,000	20.63	7/11/1997	0.004037
PN Shares	83,000	20.98	10/11/1997	0.004087
PN Shares	210,000	19.81	12/11/1997	0.010340
PN Shares	70,000	19.40	13/11/1997	0.003447
PN Shares	45,000	20.13	14/11/1997	0.002216
PN Shares	10,000	21.81	19/11/1997	0.000492
PN Shares	41,000	21.88	20/11/1997	0.002019
PN Shares	20,000	20.78	16/12/1997	0.000985
PN Shares	40,000	20.49	17/12/1997	0.001969
PN Shares	30,000	19.95	18/12/1997	0.001477
PN Shares	92,300	19.04	19/12/1997	0.004545
PN Shares	10,000	20.33	23/12/1997	0.000492
PN Shares	3,000	21.79	29/12/1997	0.000148
PN Shares	9,200	22.24	30/12/1997	0.000453
PN Shares	15,000	23.07	5/1/1998	0.000739
PN Shares	45,000	22.30	6/1/1998	0.002216
PN Shares	210,500	21.19	7/1/1998	0.010364
PN Shares	90,000	20.58	8/1/1998	0.004431
PN Shares	184,000	20.00	9/1/1998	0.009060
PN Shares	131,700	18.86	12/1/1998	0.006484
PN Shares	108,000	20.74	13/1/1998	0.005318
PN Shares	115,000	20.82	14/1/1998	0.005662
PN Shares	16,000	20.21	15/1/1998	0.000788
PN Shares	64,000	21.04	16/1/1998	0.003151
PN Shares	19,000	21.26	21/1/1998	0.000936
PN Shares	9,000	21.02	22/1/1998	0.000443
PN Shares	26,500	21.19	23/1/1998	0.001305
PN Shares	12,000	22.74	26/1/1998	0.007987
PN Shares	9,000	23.23	29/6/1998	0.006495
PN Shares	6,000	23.50	30/6/1998	0.004330
PN Shares	8,000	23.52	1/7/1998	0.005773
PN Shares	19,000	23.71	3/8/1998	0.013711
PN Shares	71,000	22.94	4/8/1998	0.051235
PN Shares	30,000	22.50	5/8/1998	0.021649
PN Shares	35,000	22.09	6/8/1998	0.025257
PN Shares	55,000	21.49	7/8/1998	0.039689
PN Shares	25,000	20.57	10/8/1998	0.018041
PN Shares	61,000	19.19	11/8/1998	0.044019
PN Shares	80,000	19.29	12/8/1998	0.057730
PN Shares	30,000	20.21	14/8/1998	0.021649
PN Shares	55,000	19.57	17/8/1998	0.039689
PN Shares	109,500	18.69	18/8/1998	0.079018
PN Shares	132,000	17.80	20/8/1998	0.095255
PN Shares	252,000	16.25	21/8/1998	0.181850

On December 31, 2009
		Weighted average	Date of	% in relation to securities in circulation of the same
Type	Quantity	price of acquisition	acquisition	class and type:
Shares		(in R$)
PN Shares	34,300	16.29	25/8/1998	0.024752
PN Shares	435,000	22.51	28/8/1998	0.313907
PN Shares	2,000	15.56	31/8/1998	0.001443
PN Shares	35,000	15.49	3/9/1998	0.025257
PN Shares	112,000	14.37	4/9/1998	0.080822
PN Shares	2,000	14.51	8/9/1998	0.001443
PN Shares	18,000	14.02	10/9/1998	0.012989
PN Shares	2,000	18.01	15/9/1998	0.001443
PN Shares	7,000	18.23	16/9/1998	0.005051
PN Shares	2,000	16.02	17/9/1998	0.001443
PN Shares	6,000	17.68	24/9/1998	0.004330
PN Shares	10,000	16.46	25/9/1998	0.007216
PN Shares	1,000	17.11	29/9/1998	0.000722
PN Shares	2,000	16.91	30/9/1998	0.001443
PN Shares	4,000	16.86	1/10/1998	0.002887
PN Shares	26,000	17.17	16/10/1998	0.018762
PN Shares	16,000	17.11	19/10/1998	0.011546
PN Shares	21,000	17.22	20/10/1998	0.015154
PN Shares	19,000	16.96	21/10/1998	0.013711
PN Shares	1,000	17.11	26/10/1998	0.000722
PN Shares	220	19.95	3/2/1999	0.000011
PN Shares	91	19.95	10/11/1999	0.000004
PN Shares	100	52.40	25/7/2001	0.000005
PN Shares	4,900	52.06	21/1/2002	0.000241
PN Shares	103,500	41.16	22/6/2006	0.005096
PN Shares	138,800	41.53	23/6/2006	0.006834
PN Shares	284,100	42.40	26/6/2006	0.013988
PN Shares	754,700	42.04	27/6/2006	0.037159
PN Shares	886,900	41.39	28/6/2006	0.043668
PN Shares	847,900	43.04	29/6/2006	0.041748
PN Shares	925,200	44.07	30/6/2006	0.045554
PN Shares	963,700	44.82	3/7/2006	0.047450
PN Shares	994,000	45.12	4/7/2006	0.048941
PN Shares	1,200,500	44.27	5/7/2006	0.059109
PN Shares	1,211,300	44.28	6/7/2006	0.059641
PN Shares	1,209,000	43.86	7/7/2006	0.059527
PN Shares	1,084,900	43.89	10/7/2006	0.053417
PN Shares	1,070,000	43.56	11/7/2006	0.052683
PN Shares	1,073,000	44.06	12/7/2006	0.052831
PN Shares	1,071,300	42.97	13/7/2006	0.052747
PN Shares	1,067,100	42.54	14/7/2006	0.052541
PN Shares	263,700	41.74	17/7/2006	0.012984
PN Shares	1,819,500	21.06	28/10/2008	0.089587
PN Shares	722,000	23.88	29/10/2008	0.035549
PN Shares	4,755,600	25.00	30/10/2008	0.234151
PN Shares	5,608,600	25.30	31/10/2008	0.276150
PN Shares	6,340,600	26.09	3/11/2008	0.312191
PN Shares	1,139,400	27.65	4/11/2008	0.056101
PN Shares	3,943,700	27.11	5/11/2008	0.194176
PN Shares	5,048,400	24.54	6/11/2008	0.248567
PN Shares	2,927,200	24.93	7/11/2008	0.144126
PN Shares	3,013,900	25.89	10/11/2008	0.148395
PN Shares	1,442,000	24.66	11/11/2008	0.071000
PN Shares	2,653,800	23.75	12/11/2008	0.130665
PN Shares	795,700	23.66	13/11/2008	0.039178
PN Shares	576,100	24.47	17/11/2008	0.028365
PN Shares	1,111,400	22.80	19/11/2008	0.054722
PN Shares	2,216,900	21.04	21/11/2008	0.109153
PN Shares	989,100	23.37	24/11/2008	0.048700
PN Shares	1,409,500	25.03	28/11/2008	0.069399
PN Shares	771,400	17.52	30/1/2009	0.037981
ON Shares	5,000	37.52	29/11/2000	0.000157
ON Shares	2,000	37.22	30/11/2000	0.000063
ON Shares	300	37.03	1/12/2000	0.000009

On December 31, 2009
		Weighted average	Date of	% in relation to securities in circulation of the same
Type	Quantity	price of acquisition	acquisition	class and type:
Shares		(in R$)
ON Shares	5,970	27.49	27/4/2001	0.000188
ON Shares	3,537,300	20.23	25/7/2001	0.111175
ON Shares	11,700	51.53	30/7/2001	0.000368
ON Shares	3,000	51.33	21/8/2001	0.000094
ON Shares	15,000	51.28	22/8/2001	0.000471
ON Shares	5,000	51.13	23/8/2001	0.000157
ON Shares	5,000	51.23	24/8/2001	0.000157
ON Shares	5,000	51.23	27/8/2001	0.000157
ON Shares	100	51.54	28/8/2001	0.000003
ON Shares	6,700	51.56	29/8/2001	0.000211
ON Shares	1,000	51.53	30/8/2001	0.000031
ON Shares	18,300	51.33	31/8/2001	0.000575
ON Shares	5,000	50.48	3/9/2001	0.000157
ON Shares	34,000	51.10	4/9/2001	0.001069
ON Shares	5,800	50.98	5/9/2001	0.000182
ON Shares	2,000	51.53	6/9/2001	0.000063
ON Shares	8,900	50.65	10/9/2001	0.000280
ON Shares	54,900	49.50	12/9/2001	0.001725
ON Shares	46,000	48.81	13/9/2001	0.001446
ON Shares	74,900	46.94	14/9/2001	0.002354
ON Shares	10,000	49.19	17/9/2001	0.000314
ON Shares	36,300	49.90	18/9/2001	0.001141
ON Shares	131,400	51.23	19/9/2001	0.004130
ON Shares	12,800	50.53	21/9/2001	0.000402
ON Shares	6,200	51.56	25/9/2001	0.000195
ON Shares	7,000	51.53	26/9/2001	0.000220
ON Shares	67,400	51.72	27/9/2001	0.002118
ON Shares	126,000	51.17	28/9/2001	0.003960
ON Shares	6,500	50.65	1/10/2001	0.000204
ON Shares	14,200	51.45	2/10/2001	0.000446
ON Shares	157,800	51.33	3/10/2001	0.004960
ON Shares	91,500	51.32	4/10/2001	0.002876
ON Shares	75,700	51.36	5/10/2001	0.002379
ON Shares	50,000	51.58	9/10/2001	0.001571
ON Shares	45,500	51.73	11/10/2001	0.001430
ON Shares	23,700	50.36	8/11/2001	0.000745
ON Shares	300	50.13	12/11/2001	0.000009
ON Shares	988,900	23.35	28/10/2008	0.031081
ON Shares	249,000	26.50	29/10/2008	0.007826
ON Shares	249,600	28.01	30/10/2008	0.007845
ON Shares	1,873,900	28.15	31/10/2008	0.058896
ON Shares	1,810,000	28.84	3/11/2008	0.056887
ON Shares	354,800	31.02	4/11/2008	0.011151
ON Shares	1,754,400	30.21	5/11/2008	0.055140
ON Shares	1,909,959	27.06	6/11/2008	0.060029
ON Shares	1,684,800	27.30	7/11/2008	0.052952
ON Shares	1,416,000	28.59	10/11/2008	0.044504
ON Shares	926,000	27.22	11/11/2008	0.029104
ON Shares	1,123,700	26.90	12/11/2008	0.035317
ON Shares	1,038,000	25.72	13/11/2008	0.032624
ON Shares	503,200	26.52	17/11/2008	0.015815
ON Shares	468,200	25.66	19/11/2008	0.014715
ON Shares	580,800	24.93	21/11/2008	0.018254
ON Shares	651,400	23.41	24/11/2008	0.020473
ON Shares	425,800	27.36	27/11/2008	0.013383
ON Shares	347,400	27.98	28/11/2008	0.010919
ON Shares	60,000	32.72	30/1/2009	0.001886

19.4. Other information that the Company considers relevant
On February 19, 2001, there was an approval at the Extraordinary General Meeting, for the incorporation of shares held by minority shareholders in subsidiary Mineração da Trindade S.A (“Samitri”), without an increase in capital and without issuing new shares in Vale by using shares held in Treasury, in accordance with authorization by the CVM (Brazilian SEC) on 13 December 2000, pursuant to article 23 of the CVM Instruction n ° 10 of 14 February 1980. As a result of the incorporation of Samitri shares into Vale’s equity, the minority shareholders of Samitri received class A Vale preferred shares (PNA), maintained in Treasury by the Company, at a rate of 1Vale per lot of 628 (six hundred and twenty-eight) Samitri shares. With this operation Samitri became a wholly owned subsidiary of Vale.
Shareholders of Samitri bearer shares, who contact Vale, will have their shares updated and converted into Vale PNA shares, in the proportion informed above. In this way, the Treasury shares have been disposed of in the periods 2007-2009 (3,888 PNA shares in 2007, 240 PNA shares in 2008 and 43,800 PNA shares in 2009) on account of the upgrade of bearer bonds for the minority shareholders of Samitri.
The mandatorily convertible notes due June 15, 2010 of its wholly-owned subsidiary Vale Capital Limited (“Vale Capital”), series RIO and RIO P, were converted into common and preferred American Depositary Shares (ADSs), respectively. The conversion rate, which is the number of ADSs deliverable upon conversion of each note on the applicable date, was 1.9026 common ADSs per Series RIO and 2.2351 preferred ADSs per Series RIO P. The American Depositary Shares, into which the Series RIO Notes were converted, represented an aggregate of 49,305,205 common shares, equivalent to 1.5% of outstanding common shares, and the Series RIO P Notes represented an aggregate of 26,130,033 preferred class A shares, equivalent to 1.3% of outstanding preferred class A shares. Those shares were held in treasury and were sold to be used in the conversion of the notes.

20. SECURITIES TRADING POLICY

20.1 Description of the Company’s policy for trading of securities by major shareholders, direct or indirect, directors, members of the Board of Directors, or of any body with consultative or technical functions, created by legal statute.
a. Date of approval
The policy for trading of securities issued by Vale S.A. (“Trading Policy”) was approved by the Board on 13.11.2002, and reviewed in the Board meeting of 29.07.2004.
b. related parties
Vale’s Trading Policy applies to:
•	representatives of shareholders of Valepar S.A., controlling entity of Vale;
•	members of the Board of Directors of Valepar S.A.;
•	members of the Board of Directors of Vale;
•	members of the Advisory Committee of Vale;
•	members of the supporting committees for the Board of Directors of Vale;
•	Vale’s Board of Directors; and
•	Departmental Directors, directors, managers, supervisors and other employees who, because of their role, function or position in the company, and its subsidiaries, has knowledge of inside information.
The rules for Vale’s Trading Policy apply also in cases where the transactions by the persons mentioned above (as a group “Related Persons “) are performed with a view to their own, direct and/or indirect benefit, through the use of, for example:
•	A Company controlled, directly or indirectly by Related Persons;
•	Third parties with whom related persons maintain management contracts, trust funds or administration of a portfolio of investments in financial assets;
•	Attorneys or agents of Related Persons;
•	and spouses from which they are not legally separated, companions and any dependents included in the annual tax return of Related Persons.
The restrictions contained above do not apply to transactions carried out by investment funds in which related persons are quota-holders provided that: (a) the investment funds are not exclusive; and (b) the trading decisions taken by the fund manager cannot be influenced by the quota-holder.
c. main characteristics
Vale’s Trading Policy, formulated in accordance with the CVM Instruction n° 358/02 and Vale’s Code of Ethical Conduct, aims to contribute to the orderly trading of securities issued by Vale, removing any suspected misuse of information concerning material events or facts about Vale (“inside information”).
Material events or facts are those that may influence significantly (i) the market price of the securities issued or guaranteed by Vale, (ii) in the decisions of investors to buy, sell or hold these securities; or (iii) decisions of investors to exercise any rights they have in respect of such securities.

The policy also aims to contribute to compliance with the laws and rules of the United States of America which prohibit the practice of insider trading, included the practice of tipping (provision of information to third parties of which they can take advantage). A person engages in practices of (i) insider trading in the event that they buy or sell securities in possession of material non-public information that has been obtained or used in violation of a duty of confidence and confidentiality (duty of trust and confidence), and (ii) tipping, in the event that this provides the same type of information to third parties who then take advantage of the same to practice insider trading.
Companies opened under the control of Vale should adopt the Company’s Trading Policy, applying, where appropriate, the same prohibitions and/or restrictions disciplined by the Company’s Trading Policy.
Related Persons are also prohibited from trading in Vale securities if they are aware of the existence of material non-public information related to any other company that can have an effect on the prices of Vale securities, including subsidiaries of the company, competitors, suppliers and customers.
d. forecast of blackout periods for trading
Related Persons cannot, in addition to what is already provided for in the CVM Instruction n° 358/02, trade securities issued by Vale and publicly quoted companies controlled by it:
•	In the period fifteen (15) days prior and 2 (two) days after the dissemination or publication of the quarterly and annual financial statements of Vale;
•
In the period between the decision taken by the shareholders of Valepar, controller of Vale to: (i) modify Vale capital of by share subscription; (ii) approve a program of acquisition or disposal of Vale shares issued by Vale itself; and (iii) distribute dividends or interest on equity, bonuses in shares or their derivatives or splits, and the publication of the respective public notices and/or advertisements or newsletters; and

•	During any other period designated by the Executive Director responsible for Vale investor relations, with the prior authorization of the Chairman of the Board of Directors at the request of the CEO
Related Persons may trade securities issued by Vale, as long as they observe the blackout periods mentioned above, with the goal of long-term investment, it being recommended they maintain ownership of securities issued by the Company for a minimum period of 6 (six) months.
Any violation of the provisions of Vale’s Trading Policy is considered a Violation of the Company’s Code of Ethical Conduct and the person responsible will be subject to the procedures and penalties established therein. Additionally, the violator will be subject to the penalties provided for in law, and may be liable for any loss or damage caused to the Company and third parties.
20.2 Other information that the Company considers relevant
The Code of Ethical Conduct also prohibits the use of any position held to obtain facilities or any form of illegitimate personal favoring of their relations. The infringer shall be subject to the disciplinary procedures and penalties established therein.

21. DISCLOSURE POLICY

21.1	Rules, bylaws or procedures adopted to ensure that information to be disclosed publicly is collected, processed and reported accurately and in a timely manner
On 24/07/2002, the Board approved the adoption of the Policy on Disclosure of Information (“Policy”), which applies to Vale and public companies under its control, subject to the provisions of CVM Instruction 358/02.
The policy governs the disclosure of information which by its nature, may generate relevant events or facts and is based on the following basic principles: (i) obedience to specific laws and the regulations of the CVM and SEC, (ii) consistency with best practices in investor relations, and (iii) transparency and fair treatment.
The Policy applies to Directors, members of the Board of Directors, Advisory Board and of any bodies with technical or advisory functions for the Company and any person who, by virtue of his office, function or position in Vale and its subsidiaries, has knowledge of information of relevant events or facts. The Policy will be made known to the directors of the subsidiaries of Vale.
21.2	Disclosure policy for relevant events or facts adopted by the issuer, indicating the procedures for maintaining secrecy about relevant information not disclosed
In accordance with the Policy, Vale will make public, fairly and simultaneously, events or facts of strategic, administrative, technical, business or economic nature that might affect prices of its securities and influence investors’ decisions to keep them, buy them or sell them, or to exercise any rights inherent to the holders of securities.
The Executive Director of Investor Relations is responsible for the dissemination of information regarding relevant facts or events, although the other administrators respond jointly in cases of non-compliance with the rules on disclosure.
The Officers, members of the Board and the Advisory Board and any bodies with technical or advisory capacity in Vale and all employees who have personal knowledge of relevant events or facts shall notify the Executive Director responsible for Investor Relations.
All relevant information, that is not yet public knowledge, and is disclosed, intentionally or not, in meetings with analysts, investor seminars, interviews with journalists or any other incidental party, should be immediately made public.
The disclosure of the event or fact must be made before or after the close of the trading sessions of the Stock Exchanges where the shares of Vale are traded. If disclosure is mandatory during the trading period, the Executive Director responsible for Investor Relations office will ask the Stock Exchange to suspend trading until the complete disclosure of the information.
Access to information in Vale about events or facts, before their public disclosure, is limited to professionals directly involved with the subject matter, until their release is timely.
The Directors, members of the Board of Directors, Advisory Board and any bodies with technical or advisory functions in the organization and any person who, by virtue of his office, function or position has access to information about relevant events or facts, shall maintain secrecy on that information until public disclosure and ensure that subordinates and other people in a position of trust to do the same, being jointly responsible with those that fail to comply. The professionals mentioned above are also subject to the Confidentiality Agreement entered into with Vale.
Events or facts may, exceptionally, not be disclosed if the controlling shareholders or the directors of Vale view that disclosure endangers legitimate company interests. In this case, the administrators can refer their decision to the CVM, to keep confidential, on an exception basis, material facts or events which the company understands presents a risk, if disclosed, to the legitimate interests of the organization.
Wherever management decides to maintain secrecy about information on an event or fact and this then escapes its control, the Executive Director responsible for Investor Relations office should disclose publicly, immediately, that information.

Also, under pertinent laws and regulations of the CVM and SEC, Vale will make its disclosures to the capital market using the following communication channels:
•	Publication of notices in newspapers of general circulation used by the Company;

•
Circulation of press releases, simultaneously in Portuguese and English, for the CVM and SEC, stock exchanges, in Brazil and abroad, where Vale stocks are traded, custodian agents, escrow agents for American Depositary Receipts ( ADRs), capital market participants, news agencies and “wire” services, by electronic means;

•
Telephone conferences and “webcasts” held regularly every quarter for the dissemination of results and in exceptional cases, if they become necessary. The realization of these events will be announced in advance publicly to capital markets, indicating the date, time and telephone numbers for connection. Such conferences and “webcasts” will be recorded and available on the website of Vale (www.vale.com) in the Investor Relations section, within sixty days of their completion;

•
A minimum of four (4) public meetings per year with the Brazilian Association of Capital Market Analysts (ABAMEC), one each quarter. Vale will publicly announce in advance the date, time and place of such events;

•
Intensive use of the Investor Relations section of the Vale site, with versions in Portuguese and English, for the immediate availability of press releases, presentations at meetings and conferences, operational information, corporate events, dividend payments and securities debt issued, annual reports, quarterly and annual financial statements and documents filed with the CVM and SEC, quotes for Vale stock traded on the Stock Exchange of Sao Paulo and the New York Stock Exchange and answers to frequently asked questions compiled by participants in the capital market;

•	Active participation in investor conferences held in Brazil and abroad.
The Directors, members of the Board of Directors, Advisory Board and bodies with technical or advisory functions should report under article 11 of CVM Instruction 358, to the Executive Director responsible for Investor Relations functions and through the latter, to CVM and the self-regulating bodies: (a) immediately after their admission to office, the amount of securities issued by Vale and controlling or controlled companies which are publicly traded companies, which they may own at that moment, as well as the property of their spouse, unless they are separated de facto or by law, and any dependent included in the annual tax return, (b) alterations in the positions above, within ten (10) days after the end of the month in which the change is noted, stating the final position in the period.
21.3	Administrators responsible for implementation, maintenance, evaluation and supervision of the information disclosure policy
The Executive Director of Investor Relations is responsible for the dissemination of information regarding material facts or events, although the other administrators respond jointly in cases of non-compliance with the rules on disclosure.
Vale has a Disclosure Committee whose main tasks are to assess the significance of events or facts related to the Company’s business and oversee the process of disseminating information about them to the capital market. The Committee will be chaired by the CEO and the following members: (a) Executive Director responsible for Investor Relations functions, (b) Legal Director, and (c) General Manager, Investor Relations.
The Disclosure Committee may eventually approve the disclosure of forecasts for the behavior of the markets where it operates or about its own future performance, presenting with clarity, the assumptions that support such estimates, together with the following note:
“This press release may contain statements that express management’s expectations about future events or results. All declarations, when based on future expectations rather than on historical facts involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. Such risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be affected by developments in other countries; iron ore business and its dependence on the steel industry, which is cyclical in nature; and the highly competitive industries in which Vale operates. For additional information about factors that could cause results to differ from those predicted by the company, please consult the reports filed with the Securities and Exchange Commission — CVM and the U.S. Securities and Exchange Commission — SEC, including the most recent Annual Report — Form 20F — Vale. “
If the forecasts are not confirmed, Vale will inform the reasons for the difference in results

22. EXTRAORDINARY BUSINESS

22.1	Acquisition or disposal of any significant assets which does not belong to the normal operations of the Company during the last 3 financial years
There was no acquisition or disposal of any significant assets which does not belong to the normal operations of the Company during the last 3 financial years
22.2	Significant changes in the running of the Company’s business during the last three financial years
There were no significant changes in the running of the Company’s business during the last three financial years
22.3	Identify significant contracts concluded by the Company and its subsidiaries which are not directly connected to its operations and which took place in the last three financial years.
No significant contracts were concluded by the Company and its subsidiaries which are not directly connected to its operations in the last three financial years.
22.4	Other information that the Company deems relevant
There is no other relevant information for this item 22

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)
	By:	/s/ Roberto Castello Branco
Date: July 7, 2010		Roberto Castello Branco
Director of Investor Relations